DORSEY
DORSEY & WHITNEY LLP

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

07027718

October 30, 2007

RECEIVED
OCT 31 2007

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: Grande Cache Coal Corporation
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

Dear Sirs/Mesdames:

On behalf of our client, Grande Cache Coal Corporation (the "Corporation"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), Grande Cache's exemption number is 82-34802.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Daniel M. Miller

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

DMM/dmm
Enclosure

cc: Robert Stan
Grande Cache Coal Corporation
Fred Davidson
Burnet, Duckworth & Palmer LLP

SCHEDULE A

1. CEO Certification of annual filings for the year ended March 31, 2007
2. CEO Certification of interim filings for the quarter ended September 30, 2006
3. CEO Certification of interim filings for the quarter ended December 31, 2006
4. CEO Certification of interim filings for the quarter ended June 30, 2007
5. CFO Certification of annual filings for the year ended March 31, 2007
6. CFO Certification of interim filings for the quarter ended September 30, 2006
7. CFO Certification of interim filings for the quarter ended December 31, 2006
8. CFO Certification of interim filings for the quarter ended June 30, 2007
9. Annual Information Form for the year ended March 31, 2007
10. Audited annual financial statements for the year ended March 31, 2007
11. Interim financial statements for the quarter ended September 30, 2006
12. Interim financial statements for the quarter ended December 31, 2006
13. Interim financial statements for the quarter ended June 30, 2007
14. Annual Management's Discussion and Analysis for the year ended March 31, 2007
15. Interim Management Discussion and Analysis for the quarter ended September 30, 2006
16. Interim Management Discussion and Analysis for the quarter ended December 31, 2006
17. Interim Management Discussion and Analysis for the quarter ended June 30, 2007
18. Final short form prospectus, dated July 31, 2007
19. Notice of the Annual and Special Meeting of Shareholders to be held on August 23, 2007 and related Management Information Circular
20. Form of Proxy for Annual and Special Meeting of Shareholders to be held on August 23, 2007
21. Report of Voting Results of Annual and Special Meeting of Shareholders held on August 23, 2007
22. Share Option Plan
23. Restricted Share Unit Plan
24. Underwriting Agreement, dated effective July 23, 2007
25. Material change report, dated August 9, 2007
26. ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers for March 31, 2007
27. Technical report
28. News release, dated October 5, 2006
29. News release, dated October 25, 2006
30. News release, dated November 13, 2006
31. News release, dated December 6, 2006
32. News release, dated February 7, 2007
33. News release, dated May 22, 2007
34. News release, dated June 29, 2007
35. News release, dated July 18, 2007
36. News release, dated July 19, 2007
37. News release, dated July 19, 2007
38. News release, dated August 2, 2007
39. News release, dated August 9, 2007
40. News release, dated September 7, 2007

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Robert H. Stan, President and Chief Executive Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 29, 2007

<u>(Signed) Robert H. Stan</u>
Robert H. Stan
President and Chief Executive Officer
Grande Cache Coal Corporation

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ROBERT H. STAN, President and Chief Executive Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006

(Signed) Robert H. Stan
Robert H. Stan
President and Chief Executive Officer
Grande Cache Coal Corporation

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ROBERT H. STAN, President and Chief Executive Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 7, 2007

(Signed) Robert H. Stan
Robert H. Stan
President and Chief Executive Officer
Grande Cache Coal Corporation

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ROBERT H. STAN, President and Chief Executive Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 2, 2007

(Signed) Robert H. Stan
Robert H. Stan
President and Chief Executive Officer
Grande Cache Coal Corporation

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Anita L. Roncin, Vice President, Finance and Chief Financial Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 29, 2007

(Signed) Anita L. Roncin

Anita L. Roncin
Vice President, Finance and Chief Financial Officer
Grande Cache Coal Corporation

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ANITA L. RONCIN, Vice-President, Finance and Chief Financial Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006

(Signed) Anita L. Roncin
Anita L. Roncin
Vice-President, Finance and Chief Financial Officer
Grande Cache Coal Corporation

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ANITA L. RONCIN, Vice-President, Finance and Chief Financial Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 7, 2007

(Signed) Anita L. Roncin
Anita L. Roncin
Vice-President, Finance and Chief Financial Officer
Grande Cache Coal Corporation

G:\060124\0001\Financial Statements\2006\Q3\CFO Certificate.doc

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ANITA L. RONCIN, Vice President, Finance and Chief Financial Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 2, 2007

(Signed) Anita L. Roncin

Anita L. Roncin
Vice President, Finance and Chief Financial Officer
Grande Cache Coal Corporation

Management's Report

The accompanying consolidated financial statements and related financial information in the annual report are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts that reflect management's judgment and estimates. Financial information contained elsewhere in this annual report is consistent with that found in the consolidated financial statements.

Management has developed and maintains systems of accounting, disclosure and internal control in order to provide reasonable assurance as to the reliability of the financial records and the safeguard of assets. Policies and procedures are maintained to support the control systems and include a code of business conduct.

PricewaterhouseCoopers LLP, independent external auditors appointed by the shareholders, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards on behalf of the shareholders.

The Board of Directors of the Corporation has established an Audit Committee, consisting of three non-management directors. The Audit Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board of Directors for approval. The independent auditors have full and free access to the Audit Committee. The Audit Committee reviews annual and interim consolidated financial statements and Management's Discussion and Analysis, as well as the Corporation's Annual Information Form prior to their release.

(Signed) Robert H. Stan
President and Chief Executive Officer

(Signed) Anita L. Roncin
Vice-President, Finance and Chief Financial Officer

June 27, 2007

Auditors' Report

To the Shareholders
Grande Cache Coal Corporation

We have audited the consolidated balance sheet of Grande Cache Coal Corporation as at March 31, 2007 and the consolidated statements of loss and deficit and cash flows for the year ended March 31, 2007. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The 2006 comparative figures are based upon consolidated financial statements which were reported on by other auditors who signed their opinion on May 15, 2006.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
June 27, 2007

Grande Cache Coal Corporation
Consolidated Balance Sheets
As at March 31
(thousands of Canadian dollars)

	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 4,614	$ 973
Restricted cash (note 3)	6,528	6,138
Accounts receivable	5,129	2,836
Inventory (note 4)	34,677	26,509
Prepaid prestrip charges (note 5)	4,193	-
Prepaid expenses	1,769	1,490
	56,910	37,946
Deposit for future reclamation expenditures	82	82
Capital assets (note 6)	50,473	52,720
	$ 107,465	$ 90,748
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,788	$ 15,653
Revolving debt (note 7)	15,000	11,500
	23,788	27,153
Long term debt (note 7)	10,000	10,000
Asset retirement obligations (note 8)	3,783	3,470
Capital lease obligations	104	-
	37,675	40,623
Shareholders' equity		
Share capital (note 9)	126,979	101,715
Contributed surplus	3,036	1,621
Deficit	(60,225)	(53,211)
	69,790	50,125
	$ 107,465	$ 90,748

Commitments and Contingencies (note 17)

See accompanying notes to the consolidated financial statements.

(Signed) Robert G. Brawn
Chairman of the Board

(Signed) Donald J. Douglas
Director

Grande Cache Coal Corporation
Consolidated Statements of Loss and Deficit
Years Ended March 31

(thousands of Canadian dollars, except per share amounts)

		2007		2006
Revenue	$	101,251	$	90,106
Expenses				
Cost of product sold		64,398		91,385
Distribution		28,841		20,888
General and administrative (note 10)		6,000		5,335
Depreciation, depletion and accretion		4,409		3,686
		103,648		121,294
Loss from operations		(2,397)		(31,188)
Other income (expenses)				
Interest and other income		399		578
Interest and other expenses		(1,751)		(747)
Non-recurring charges (note 11)		(2,541)		-
Net loss before taxes		(6,290)		(31,357)
Taxes (note 12)		(724)		(761)
Net loss		(7,014)		(32,118)
Deficit, beginning of year		(53,211)		(21,093)
Deficit, end of year	$	(60,225)	$	(53,211)
Net loss per share (note 13)				
Basic and diluted	$	(0.14)	$	(0.79)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
Years Ended March 31

(thousands of Canadian dollars)

	2007	2006
Cash provided by (used for)		
Operating activities		
Net loss	$ (7,014)	$ (32,118)
Items not affecting cash		
Stock-based compensation (note 14)	1,415	767
Unrealized foreign exchange loss	25	277
Depreciation, depletion and accretion	4,409	3,686
	(1,165)	(27,388)
Net change in non-cash working capital relating to operating activities	(15,650)	(11,345)
	(16,815)	(38,733)
Financing activities		
Proceeds on revolving and long term debt (note 7)	3,500	21,500
Proceeds on issuance of share capital (note 9)	27,000	1,545
Share issuance costs (note 9)	(1,736)	(1)
Payment on capital lease obligations	(39)	-
Repayment of notes payable (note 15)	-	(3,752)
	28,725	19,292
Investing activities		
Additions to mineral properties and development	(2,219)	(4,456)
Additions to buildings and equipment	(1,376)	(12,350)
Restricted cash (note 3)	(390)	3,501
Net change in non-cash working capital relating to investing activities	(4,333)	(1,592)
	(8,318)	(14,897)
Effect of foreign exchange on cash and cash equivalents	49	(144)
Increase (decrease) in cash and cash equivalents	3,641	(34,482)
Cash and cash equivalents, beginning of year	973	35,455
Cash and cash equivalents, end of year	$ 4,614	$ 973

Supplemental cash flow information:

	2007	2006
Interest paid	$ 1,751	$ 740
Taxes paid	703	777

See accompanying notes to the consolidated financial statements.

1. Nature of Operations

Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are operating a mining operation that produces metallurgical coal for the steel industry and holds coal leases covering over 22,000 hectares in the Smoky River Coalfield located in west-central Alberta.

2. Significant Accounting Policies

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting polices summarized below:

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its inactive wholly-owned subsidiary, Smoky River International Inc.

Management Estimates

The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to asset retirement obligations, stock based compensation, depletion, depreciation, and an asset impairment test calculation for mineral properties and deferred development. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in future periods could be material.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of amounts on deposit with banks and other highly liquid investments with a maturity at the time of purchase of three months or less. Cash and cash equivalents are recorded at cost, which approximates market value.

Restricted Cash

Restricted cash consists of cash set aside as security for letters of credits provided to government agencies and to service providers. Restricted cash is recorded at fair market value.

Inventory

Coal inventory is valued at the lower of average production cost and net realizable value. Production costs include contract mining, labour, operating materials and supplies, transportation costs and a relevant allocation of overhead including depreciation and depletion.

Materials inventory consists of parts, supplies and consumables, and is valued at the lower of cost and net realizable value.

Prepaid Prestrip Charges

In accordance with EIC-160: Stripping Costs Incurred in the Production Phase of a Mining Operation, the Corporation has capitalized certain stripping costs due to mining conditions in which the surface mine contractor was winding down its activities for the Corporation. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. These deferred charges will be amortized over the future production generated by the stripping activity.

Mineral Properties and Development

The Corporation has acquired several crown coal leases ("Leases") in the Grande Cache, Alberta area, each for a term of 15 years. The recoverability of the amounts recorded for mineral properties and development

costs are dependent on the existence of economically recoverable reserves and future profitable production from the mineral properties.

Mineral properties and development include expenditures to acquire and develop mineral properties and reserves. Development costs incurred to develop new reserves in advance of commercial production are capitalized. Exploration costs that relate to specific properties for which economically recoverable reserves have been established are capitalized.

Mineral properties and development costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When the net carrying value of the mineral properties, less their related provision for asset retirement obligations, exceeds the estimated undiscounted future net cash flows together with their residual values, the mineral properties are written down to their fair value.

Depreciation and Depletion

Depreciation of computer equipment and software is provided for using the declining balance method at rates ranging from 30% to 100% per annum. Depreciation of buildings and equipment is straight-line based on the useful life of the asset ranging from 4 to 20 years. Depletion on producing properties is calculated using a unit of production method based on proven and probable reserves of the respective coal leases. Development costs are charged to depletion expense on a unit of production method based on proven and probable reserves of the respective coal leases.

Asset Retirement Obligations

The value of the liabilities for asset retirement obligations is recognized in the period they are incurred, discounted to its present value using the Corporation's credit adjusted risk-free rate and the corresponding amount is recognized by increasing the carrying amount of mineral properties. The carrying amount is depleted on unit of production method based on the proven and probable reserves of the respective coal leases. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to accretion expense in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cash flows could also result in an increase or decrease in the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the obligation and the recorded liability is recognized as a gain or loss in the period in which the settlement occurs.

Foreign Currency Translation

Foreign currency assets and liabilities are translated into Canadian dollars at the month-end exchange rate for monetary items and at the historical exchange rate for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses are included in income immediately.

Revenue Recognition

Product revenues are recognized when title passes to the customer. Seaborne coal sales revenues are generally recognized when the coal has been loaded on the vessel. Direct sales are recognized when the ownership of the coal is transferred to the customer. Interest and other revenues are recognized when earned.

Cost of Product Sold

Cost of product sold represents the cost of coal production including contract mining and hauling, labour, operating materials and supplies, and a relevant allocation of overhead. Cost of product sold is charged against income at the time of sale.

(thousands of Canadian dollars, except per share amounts)

Distribution

Distribution includes the cost of transporting coal to port or direct to customers, port charges for storage and loading of coal onto vessels, testing charges, commission and demurrage. Distribution charges are charged against income at the time of sale.

Taxes

Taxes include Alberta crown royalties and federal large corporation tax. The Alberta crown royalty is based on a portion of product revenue, net of distribution expenses incurred. The large corporation tax is calculated based on a percentage of eligible capital.

Future income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the recovery or settlement of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets and liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on substantially enacted tax rates that are anticipated to apply in the period of realization.

Stock-based Compensation

The Corporation uses the fair-value method of accounting for stock-based compensation related to share options for all awards granted, modified or settled. Under this method, compensation cost attributable to all share options granted is measured at fair-value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the share options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The Corporation has not incorporated an estimated forfeiture rate of share options that will not vest, rather, the Corporation accounts for actual forfeitures as they occur.

Reclassification

Certain prior years' figures have been reclassified to conform to the presentation adopted in the current year.

3. Restricted Cash

Cash secured letters of credit in the amount of $5,528 (2006 - $5,438) have been provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $1,000 (2006 - $700) have been made available to service providers.

4. Inventory

	March 31 2007	March 31 2006
Coal inventory	$ 30,251	$ 25,041
Materials inventory	4,426	1,468
Total	$ 34,677	$ 26,509

(thousands of Canadian dollars, except per share amounts)

5. Prepaid Prestrip Charges

In accordance with EIC-160: Stripping Costs Incurred in the Production Phase of a Mining Operation, the Corporation has capitalized certain stripping costs in the amount of $4,325, due to mining conditions in which the surface mine contractor was winding down its activities for the Corporation. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. These deferred charges will be amortized over the future production generated by the stripping activity. Amortization charges in the current year were $132.

6. Capital Assets

	As at March 31, 2007		
	Cost	Accumulated depreciation and depletion	Net Book Value
Buildings and equipment	$ 33,691	$ 3,235	$ 30,456
Mineral properties and development	26,666	6,878	19,788
Capital leases	230	1	229
	$ 60,587	$ 10,114	$ 50,473

	As at March 31, 2006		
	Cost	Accumulated depreciation and depletion	Net Book Value
Buildings and equipment	$ 33,426	$ 1,780	$ 31,646
Mineral properties and development	24,374	3,300	21,074
Capital leases	-	-	-
	$ 57,800	$ 5,080	$ 52,720

At March 31, 2007, $5,575 (2006 - $7,738) was capitalized for reserves, buildings, equipment, leasehold improvements, computer hardware and software that were not in use during the year. No depreciation has been taken on these assets.

7. Revolving and Long Term Debt

In 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consisted of a $10 million term facility and a $15 million revolving facility with interest payable monthly at a rate of prime plus 2% per annum. The amended facilities had a maturity date of April 8, 2007, subject to a one year extension option.

In the fourth quarter of the current year, the Corporation exercised its option to extend its $10 million term facility and $15 million revolving facility for an additional year. The credit facilities are secured by a general security agreement with interest payable monthly at a rate of prime plus 2% per annum and have a maturity date of April 8, 2008.

The net borrowing on the revolving facility during the year was $3,500 bringing the balance at March 31, 2007 to $15,000. Interest expense on the revolving and term debt was $1,703 in the current year and $428 in the prior year.

The credit facilities are being used to finance the Corporation's working capital and allowed for the retirement of a $5 million loan the Corporation received from a related party in the prior year.

8. Asset Retirement Obligations

Future asset retirement obligations were estimated by management based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. At fiscal year end, the Corporation has estimated the net present value of its asset retirement obligations to be $3,783 (2006 - $3,470), based on a total future liability of $7,225 (2006 - $7,123). The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the period when the provision originated and the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

	2007	2006
Balance, beginning of year	$ 3,470	$ 2,338
Increase in liability	72	935
Accretion expense	241	197
Balance, end of year	$ 3,783	$ 3,470

9. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

	2007		2006	
	Number *(thousands)*	Stated Value	Number *(thousands)*	Stated Value
Common shares				
Balance, beginning of year	40,769	$ 101,715	40,134	$ 99,751
Shares issued on exercise of warrants	-	-	485	1,521
Shares issued on exercise of options	-	-	150	444
Shares issued on bought deal equity financing	10,000	27,000	-	-
Balance, end of year	50,769	$ 128,715	40,769	$ 101,716
Less: Share issuance costs		1,736		1
		$ 126,979		$ 101,715

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27.0 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

Share issuance costs related to the bought deal equity financing were $1,736. Warrants to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share until April 5, 2007, were also issued to the agents.

(thousands of Canadian dollars, except per share amounts)

The following transactions occurred during the year ended March 31, 2006:

In the first quarter, 485 thousand agents' warrants were exercised for cash proceeds of $1,260. On exercise of these warrants, $261 was credited to share capital from contributed surplus. During the second quarter, 133 thousand share options were exercised for cash proceeds of $268. On exercise of these options, $147 was credited to the share capital from contributed surplus. In the third quarter, 16 thousand share options were exercised for cash proceeds of $17. On exercise of these options, $12 was credited to share capital from contributed surplus.

10. General and Administrative

	2007	2006
Head office administrative and marketing charges	$ 3,935	$ 4,349
Non-cash stock-based compensation charges	1,415	767
Foreign exchange loss	650	219
	$ 6,000	$ 5,335

11. Non-recurring Charges

In the second quarter of 2007, Grande Cache Coal incurred a charge of $335 for cancelling a commitment to purchase mining equipment from a major equipment manufacturer.

During the third quarter of 2007, demobilization charges of $2,206 were paid by the Corporation to North American Energy Partners as part of ending a contractual relationship.

These expenses are not expected to occur again in the future and have been classified as non-recurring costs. The non-recurring costs have been classified as Other Expenses as they are not part of the continuing day to day operations of the mine.

12. Taxes

The Corporation has a future income tax asset of $20,218 (2006 - $18,486) that has not been recognized. The components of the future tax asset are as follows:

	2007	2006
Temporary differences related to buildings and equipment and mineral properties and development costs	$ 35	$ (2,780)
Asset retirement obligations	1,229	1,151
Share issuance costs	1,353	1,484
Non-capital loss carryforward	17,601	18,631
Valuation allowance	(20,218)	(18,486)
	$ -	$ -

Income tax expense differs from that which would be expected from applying the effective Canadian federal and provincial income tax rates of 32.5% (2006 - 35.6%) to the net loss before taxes, as follows:

	2007	2006
Expected income tax recovery	$ 2,044	$ 11,169
Decrease resulting from:		
Resource allowance	-	(1,061)
Stock based compensation	(460)	(273)
Other	230	(314)
Non deductible crown payments	-	160
Future income tax recovery not recognized	(1,814)	(9,681)
Provincial crown royalties	724	692
Large corporation tax	-	69
	$ 724	$ 761

The Corporation has non-capital losses for income tax purposes totaling approximately $54,157 (2006- $52,306) which may be carried forward and applied against taxable income of future years, expiring as to $479 in 2008, $981 in 2009, $1,081 in 2010, $1,872 in 2014, $21,768 in 2015, $26,125 in 2016 and $1,851 in 2017.

13. Net Loss per Share

The following table reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. There was no dilutive effect for the Corporation's outstanding share options and warrants as they were not in-the-money during the quarter, and the effect of all option and warrant exercises would be anti-dilutive to the net loss per share amount.

(thousands, except per share information)	2007	2006
Weighted average shares outstanding – basic and diluted	50,632	40,658
Net loss	$ (7,014)	$ (32,118)
Net loss per share:		
Basic and diluted	$ (0.14)	$ (0.79)

14. Stock-based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Share options granted under the plan may have a term of up to ten years and are subject to vesting periods determined by the Board of Directors. The number of shares authorized for option grants is limited to 3.6 million options.

Total stock-based compensation expense included in general and administrative expenses for the year was $1,415 (2006 - $767) and was a result of options granted pursuant to the Corporation's share option plan.

As part of the Corporation's share option plan, on April 12, 2006, 900 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $2.44 per share, on October 12, 2006, 525 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $1.05, on November 17, 2006, 175 thousand options to purchase

common shares were granted to employees of the Corporation at an exercise price of $1.05 and on December 15, 2006, 125 thousand options to purchase common shares were granted to employees of the Corporation at an exercise price of $0.79. The options have a five year term and are subject to an 18 month vesting period.

On July 28, 2006, 35 thousand options to purchase common shares were cancelled, on September 26, 2006, 188 thousand options to purchase common shares were cancelled, on October 26, 2006, 5 thousand options to purchase common shares were cancelled, on November 10, 2006, 23 thousand options to purchase common shares were cancelled, on November 30, 2006, 23 thousand options to purchase common shares were cancelled, on December 25, 2006, 13 thousand options to purchase common shares were cancelled, on February 10, 2007, 12 thousand options to purchase common shares were cancelled, on March 2, 2007, 12 thousand options to purchase common shares were cancelled and on March 30, 2007, 20 thousand options to purchase common shares were cancelled.

The following transactions occurred during the year ended March 31, 2006:

Share options to purchase 55 thousand common shares at an exercise price of $9.08 were granted to employees of the Corporation under the Corporation's share option plan on June 10, 2005. The share options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Share options to purchase 30 thousand of the common shares vested immediately and options to purchase 25 thousand of the common shares are subject to a two year vesting period. Options to purchase 125 thousand common shares at an exercise price of $4.50 were granted to employees of the Corporation on October 17, 2005. The options have a five year term and are subject to a two year vesting period.

On September 30, 2005, 131 thousand options to purchase common shares were cancelled, on October 15, 2005, 108 thousand options to purchase common shares were cancelled, on December 2, 2005, 23 thousand options to purchase common shares were cancelled, on December 29, 2005, 10 thousand options to purchase common shares were cancelled and on January 13, 2006, 10 thousand options to purchase common shares were cancelled.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 86%, risk-free interest rates of 3% to 4% and expected lives of five years.

Details of the options outstanding are as follows:

	Common Shares		
(thousands of shares)	**Number**		**Weighted Average Exercise Price**
Outstanding – March 31, 2005	1,806	$	2.61
Granted	180		5.90
Cancelled	(282)		4.44
Exercised	(150)		1.90
Outstanding – March 31, 2006	1,554		2.73
Granted	1,725		1.76
Cancelled	(331)		3.53
Exercised	-		-
Outstanding – March 31, 2007	2,948		2.07

Of the share options outstanding at March 31, 2007, 1,258 thousand options expire in 2009, 210 thousand options expire in 2010, and the remaining 1,480 thousand options expire in 2011.

Details of the options exercisable at March 31, 2007 are as follows:

	Common Shares		
(thousands of shares)	Number		Weighted Average Exercise Price
	1,058	$	1.00
	200		3.70
	125		11.56
	10		9.08
	38		4.50
	218		2.44
	1,649	$	2.45

15. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

16. Financial Instruments

Fair Values

The fair values of accounts receivable, accounts payable and accrued liabilities, revolving debt and notes payable approximate their carrying values due to the short-term maturity of these financial instruments. The fair value of long term debt approximates its carrying value as it bears interest based on a variable market rate.

17. Commitments and Contingencies

In order to ensure the continued availability of, and access to, facilities and services to meet operational requirements, the Corporation has entered into multi-year agreements for the lease of coal properties, vehicles, buildings and office space. Under contracts existing at March 31, 2007, future minimum amounts payable under these agreements are summarized below:

2008	$	487
2009	$	400
2010	$	326
2011	$	238
2012 and thereafter	$	849

The Corporation had previously made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 million had been paid towards this commitment. Of the U.S.$4.7 million already paid, U.S.$3.4 million has was used to purchase underground mining equipment from the same vendor, U.S.$0.3 million was retained by the vendor as a cancellation fee, and U.S.$1.0 million was returned to the Corporation.

(thousands of Canadian dollars, except per share amounts)

The Corporation has commitments to purchase mining equipment from heavy equipment distributors for the purpose of operating the surface mine. Included in these commitments are a mining shovel with an estimated total cost of U.S.$4.7 million, a mining drill with an estimated total cost of U.S.$1.9 million, and haul trucks with an estimated total cost of U.S.$5.5 million. At March 31, 2007, deposits of U.S.$0.8 million have been placed on this mining equipment.

18. Related Party Transactions

In October 2005, due to a temporary build-up of inventory, the Corporation received short-term financing from a member of the Board of Directors in the amount of $5 million. The loan was secured by coal inventory at the port and bore interest at 8% per annum and was repayable 2 months from the date of receipt. The loan was repaid in December 2005 and interest expense of $98 was recorded.

19. Economic Dependence

All of the Corporation's metallurgical coal production is transported by CN and loaded onto vessels at Vancouver by Westshore Terminals Ltd. or at Thunder Bay by Thunder Bay Terminals Ltd. There are limited alternatives for these services and securing alternatives could increase distribution costs. Interruption of rail services would limit the Corporation's ability to operate.

20. Subsequent Events

On April 5, 2007, 5,000,000 warrants entitling the holder to purchase one Common Share at a price of $3.40 each expired. On the same day, warrants entitling agents to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share also expired.

On April 26, 2007, the Corporation placed a U.S.$0.25 million deposit on a mining drill for the surface mine operations. To date, the total deposit placed on the mining drill is U.S.$0.5 million.

On May 9, 2007, the Corporation placed a U.S.$1.2 million deposit on the haul trucks for the surface mine operations. To date, the total deposit placed on the haul trucks is U.S.$1.45 million.

On May 24, 2007, as part of the Corporation's share option plan, 520 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $0.88 per share. The options have a five year term and are subject to an 18 month vesting period.

On June 1, 2007, the Corporation placed a U.S.$0.2 million deposit on a mining shovel for the surface mine operations. To date, the total deposit placed on the mining shovel is U.S.$0.5 million.

On June 11, 2007, the Corporation signed a term sheet and made a U.S.$250 deposit with a Canadian financial institution. A credit agreement for financing the surface mining equipment is currently being negotiated.

On June 19, 2007, the Corporation placed a U.S.$0.3 million progress payment on the haul trucks for the surface mine operations. To date, total payments placed on the haul trucks is U.S.$1.7 million.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

(unaudited)	September 30 2006	March 31 2006
Assets		
Current assets		
Cash and cash equivalents	$ 3,657	$ 973
Restricted cash (note 2)	6,528	6,138
Accounts receivable	4,540	2,836
Inventory (note 3)	36,654	26,509
Prepaid prestrip charges (note 4)	3,338	-
Prepaid expenses	1,038	1,490
	55,755	37,946
Deposit for future reclamation expenditures	82	82
Mineral properties and development	21,110	21,074
Buildings and equipment	30,868	31,646
	$ 107,815	$ 90,748
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,652	$ 15,653
Revolving debt (note 6)	7,500	11,500
	18,152	27,153
Long term debt (note 6)	10,000	10,000
Asset retirement obligations (note 7)	3,662	3,470
	31,814	40,623
Shareholders' Equity		
Share capital (note 8)	126,979	101,715
Contributed surplus	2,273	1,621
Deficit	(53,251)	(53,211)
	76,001	50,125
	$ 107,815	$ 90,748

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Loss and Deficit
(thousands of Canadian dollars, except per share amounts)

(unaudited)	Three months ended September 30 2006	Three months ended September 30 2005	Six months ended September 30 2006	Six months ended September 30 2005
Revenue				
Sales	$ **29,778**	$ 34,521	$ **58,774**	$ 43,922
Interest and other	**92**	104	**221**	360
	29,870	34,625	**58,995**	44,282
Expenses				
Cost of product sold	**18,974**	33,192	**34,841**	50,274
Distribution	**9,099**	8,827	**16,635**	11,730
General and administrative	**1,262**	1,565	**3,262**	2,903
Interest and other	**755**	152	**1,113**	152
Depreciation, depletion and accretion	**1,328**	1,094	**2,763**	1,524
	31,418	44,830	**58,614**	66,583
	(1,548)	(10,205)	**381**	(22,301)
Taxes	**(207)**	(257)	**(421)**	(322)
Net loss	**(1,755)**	(10,462)	**(40)**	(22,623)
Deficit, beginning of period	**(51,496)**	(33,254)	**(53,211)**	(21,093)
Deficit, end of period	$ **(53,251)**	$ (43,716)	$ **(53,251)**	$ (43,716)
Net loss per share (note 9)				
Basic and diluted	$ **(0.03)**	$ (0.26)	$ **0.00**	$ (0.56)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

(unaudited)	Three months ended September 30 2006	Three months ended September 30 2005	Six months ended September 30 2006	Six months ended September 30 2005
Cash provided by (used for)				
Operating activities				
Net loss	$ **(1,755)**	$ (10,462)	$ **(40)**	$ (22,623)
Items not affecting cash				
Stock-based compensation (note 10)	**247**	204	**653**	522
Unrealized foreign exchange loss (gain)	**(41)**	71	**(105)**	275
Depreciation, depletion and accretion	**1,328**	1,094	**2,764**	1,524
	(221)	(9,093)	**3,272**	(20,302)
Net change in non-cash working capital relating to operating activities	**(312)**	9,709	**(16,582)**	2,051
	(533)	616	**(13,310)**	(18,251)
Financing activities				
Repayment of revolving debt (note 6)	**(3,330)**	-	**(4,000)**	-
Proceeds on issuance of share capital (note 8)	**-**	268	**27,000**	1,528
Repayment of notes payable (note 5)	**-**	(1,423)	**-**	(3,752)
Share issuance costs (note 8)	**-**	(1)	**(1,736)**	(1)
Net change in non-cash working capital relating to financing activities	**-**	145	**-**	145
	(3,330)	(1,011)	**21,264**	(2,080)
Investing activities				
Additions to mineral properties and development	**(1,015)**	(2,021)	**(1,705)**	(3,266)
Reductions (additions) to buildings and equipment	**761**	(3,227)	**(82)**	(8,915)
Restricted cash (note 2)	**(90)**	2,875	**(390)**	3,808
Net change in non-cash working capital relating to investing activities	**(3,323)**	(693)	**(3,198)**	(1,605)
	(3,667)	(3,066)	**(5,375)**	(9,978)
Effect of foreign exchange on cash and cash equivalents	**41**	(71)	**105**	(142)
(Decrease) increase in cash and cash equivalents	**(7,489)**	(3,532)	**2,684**	(30,451)
Cash and cash equivalents, beginning of period	**11,146**	8,536	**973**	35,455
Cash and cash equivalents, end of period	$ **3,657**	$ 5,004	$ **3,657**	$ 5,004

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2006.

The interim consolidated financial statements should be read in conjunction with the Corporation's audited consolidated financial statements and notes thereto for the year ended March 31, 2006.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,528 have been provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure, including $90 provided in the second quarter of this year. In addition, cash secured letters of credit of $1,000 have been made available to service providers, including $300 provided in the first quarter of this year.

3. Inventory

	September 30 2006	March 31 2006
Coal inventory	$ 33,902	$ 25,041
Materials inventory	2,752	1,468
Total	$ 36,654	$ 26,509

4. Prepaid Prestrip Charges

In accordance with EIC-160: Stripping Costs Incurred in the Production Phase of a Mining Operation, the Corporation has capitalized certain stripping costs totaling $3.3 million due to mining conditions in the period during which the surface mine contractor was winding down its activities for the Corporation. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. These deferred charges will be amortized over the future production generated by the stripping activity which occurred during the second quarter.

5. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

6. Revolving and term debt

During the third quarter of fiscal 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consists of a $10 million term facility and a $15 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facilities are secured by a general security agreement and have a maturity date of

April 8, 2007, subject to a one year extension option.

The credit facilities are being used to finance the Corporation's working capital and also allowed for the retirement of a $5 million loan the Corporation received from a member of the Board of Directors in the third quarter of fiscal 2006. The loan was secured by coal inventory at port, was interest bearing at 8% per annum and repayable 2 months from the date of receipt.

The net repayment on the revolving facility during the first quarter was $670. The net repayment on the revolving facility during the second quarter was $3,330 bringing the balance at September 30, 2006, to $7,500.

7. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,662 as at September 30, 2006, based on a total future liability of $7,225. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Six months ended September 30 2006
Balance – March 31, 2006	$	3,470
Increase in liability		72
Accretion expense		120
Balance – September 30, 2006	$	3,662

8. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2006	40,769	$	101,715
Shares issued on bought deal equity financing	10,000		27,000
Balance – September 30, 2006	50,769		128,715
Less: Share issuance costs			1,736
		$	126,979

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

Share issuance costs related to the bought deal equity financing were $1,736 in the first quarter of 2007. Warrants to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share until April 5, 2007, were also issued to the agents.

(thousands of Canadian dollars, except per share amounts)

9. Net Loss per Share

The following table reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. There was no dilutive effect for the Corporation's outstanding share options and warrants as they were not in-the-money during the quarter, and the effect of all option and warrant exercises would be anti-dilutive to the loss per share in the prior year.

	Three months ended September 30 2006	Three months ended September 30 2005	Six months ended September 30 2006	Six months ended September 30 2005
Weighted average shares outstanding – basic and diluted	50,769	40,678	50,495	40,556
Net income (loss)	$ (1,755)	$ (10,462)	$ (40)	$ (22,623)
Net income (loss) per share:				
Basic and diluted	$ (0.03)	$ (0.26)	$ 0.00	$ (0.56)

10. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the second quarter was $247 compared to $204 in the same quarter last year and was a result of options granted pursuant to the Corporation's share option plan. The year to date stock based compensation was $653 compared to $522 in the prior year.

On April 12, 2006, 900 thousand options to purchase common shares were granted to employees and directors of the Corporation under the Corporation's share option plan at an exercise price of $2.44 per share. The options have a five year term and are subject to an 18 month vesting period.

On July 28, 2006, 35 thousand options to purchase common shares were cancelled and on September 26, 2006 188 thousand options to purchase common shares were cancelled.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 86%, risk-free interest rates of 3% to 4% and expected lives of five years.

Details of the share options outstanding are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
Outstanding – March 31, 2006	1,554	$	2.73
Granted	900		2.44
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2006	2,454	$	2.62
Granted	-		-
Cancelled	223		3.48
Exercised	-		-
Outstanding – September 30, 2006	2,230		2.54

Details of the share options exercisable at September 30, 2006 are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
	700	$	1.00
	162		3.70
	105		11.56
	23		9.08
	990	$	2.75

Of the share options outstanding, 1,259 thousand options expire in 2009, 226 thousand options expire in 2010, and 745 thousand options expire in 2011.

11. Commitments

The Corporation had previously made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 million had been paid towards this commitment. Of the U.S.$4.7 million already paid, $U.S.$3.4 million has been used to purchase underground mining equipment from the same vendor, U.S.$0.3 million has been retained by the vendor as a cancellation fee, and U.S.$1.0 million has been returned to the Corporation.

12. Subsequent Events

On October 12, 2006, 525 thousand options to purchase common shares were granted to employees and directors of the Corporation under the Corporation's share option plan at an exercise price of $1.05 per share. The options have a five year term and are subject to an 18 month vesting period.

On October 25, 2006, the Corporation announced the end of its relationship with North American Energy Partners ("NAEP"). The Corporation hired NAEP on a contract basis to develop infrastructure for its No. 12S B2 surface mine and its No. 7 underground mine and to operate the surface mine through the initial high strip ratio phase of mining. As this stage of operation has been completed, the Corporation is phasing out NAEP's presence on-site and transitioning to an owner-operated, appropriately-sized surface mining fleet to reduce its production costs. Demobilization charges to be paid by the Corporation to NAEP will be approximately $2 million.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

(unaudited)		December 31 2006		March 31 2006
Assets				
Current assets				
Cash and cash equivalents	$	3,694	$	973
Restricted cash (note 2)		6,528		6,138
Accounts receivable		14,112		2,836
Inventory (note 3)		34,078		26,509
Prepaid prestrip charges (note 4)		4,325		-
Prepaid expenses		756		1,490
		63,493		37,946
Deposit for future reclamation expenditures		82		82
Mineral properties and development		20,650		21,074
Buildings and equipment		31,176		31,646
	$	115,401	$	90,748
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	12,534	$	15,653
Revolving debt (note 5)		15,000		11,500
		27,534		27,153
Long term debt (note 5)		10,000		10,000
Asset retirement obligations (note 6)		3,722		3,470
		41,256		40,623
Shareholders' Equity				
Share capital (note 7)		126,979		101,715
Contributed surplus		2,644		1,621
Deficit		(55,478)		(53,211)
		74,145		50,125
	$	115,401	$	90,748

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Loss and Deficit
(thousands of Canadian dollars, except per share amounts)

(unaudited)		Three months ended December 31 2006	Three months ended December 31 2005	Nine months ended December 31 2006	Nine months ended December 31 2005
Revenue	$	**28,689** $	19,213 $	**87,463** $	63,135
Expenses					
Cost of product sold		**18,005**	20,358	**52,846**	70,632
Distribution		**8,426**	3,194	**25,061**	14,924
General and administrative		**1,167**	1,144	**4,429**	4,047
Depreciation, depletion and accretion		**533**	1,064	**3,296**	2,588
		28,131	25,760	**85,632**	92,191
Income (loss) from operations		**558**	(6,547)	**1,831**	(29,056)
Other income (expenses)					
Interest and other income		**89**	71	**310**	431
Interest and other expenses		**(465)**	(240)	**(1,243)**	(392)
Non-recurring charges (Note 8)		**(2,206)**	-	**(2,541)**	-
Loss before taxes		**(2,024)**	(6,716)	**(1,643)**	(29,017)
Taxes		**(203)**	(159)	**(624)**	(481)
Net loss		**(2,227)**	(6,875)	**(2,267)**	(29,498)
Deficit, beginning of period		**(53,251)**	(43,716)	**(53,211)**	(21,093)
Deficit, end of period	$	**(55,478)** $	(50,591) $	**(55,478)** $	(50,591)
Net loss per share (note 9)					
Basic and diluted	$	**(0.04)** $	(0.17) $	**(0.04)** $	(0.73)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

(unaudited)	Three months ended December 31 2006	Three months ended December 31 2005	Nine months ended December 31 2006	Nine months ended December 31 2005
Cash provided by (used for)				
Operating activities				
Net loss	$ **(2,227)**	$ (6,875)	$ **(2,267)**	$ (29,498)
Items not affecting cash				
Stock-based compensation (note 10)	**370**	61	**1,023**	583
Unrealized foreign exchange loss (gain)	**22**	87	**(83)**	362
Depreciation, depletion and accretion	**533**	1,064	**3,296**	2,588
	(1,302)	(5,663)	**1,969**	(25,965)
Net change in non-cash working capital relating to operating activities	**(3,783)**	(13,508)	**(20,364)**	(11,457)
	(5,085)	(19,171)	**(18,395)**	(37,422)
Financing activities				
Proceeds on revolving and term debt (note 5)	**7,500**	20,000	**3,500**	20,000
Proceeds on issuance of share capital (note 7)	**-**	17	**27,000**	1,545
Share issuance costs (note 7)	**-**	-	**(1,736)**	(1)
Repayment of notes payable (note 11)	**-**	-	**-**	(3,752)
Net change in non-cash working capital relating to financing activities	**-**	-	**-**	145
	7,500	20,017	**28,764**	17,937
Investing activities				
Additions to mineral properties and development	**(470)**	(936)	**(2,175)**	(4,202)
Additions to buildings and equipment	**(745)**	(2,262)	**(827)**	(11,177)
Restricted cash (note 2)	**-**	(200)	**(390)**	3,608
Net change in non-cash working capital relating to investing activities	**(1,141)**	82	**(4,339)**	(1,523)
	(2,356)	(3,316)	**(7,731)**	(13,294)
Effect of foreign exchange on cash and cash equivalents	**(22)**	(87)	**83**	(229)
Increase (decrease) in cash and cash equivalents	**37**	(2,557)	**2,721**	(33,008)
Cash and cash equivalents, beginning of period	**3,657**	5,004	**973**	35,455
Cash and cash equivalents, end of period	$ **3,694**	$ 2,447	$ **3,694**	$ 2,447

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the fiscal year ended March 31, 2006.

The interim consolidated financial statements should be read in conjunction with the Corporation's audited consolidated financial statements and notes thereto for the year ended March 31, 2006.

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,528 have been provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure, including $90 provided in the second quarter of this year. In addition, cash secured letters of credit of $1,000 have been made available to service providers, including $300 provided in the first quarter of this year.

3. Inventory

	December 31 2006	March 31 2006
Coal inventory	$ 30,866	$ 25,041
Materials inventory	3,212	1,468
Total	$ 34,078	$ 26,509

4. Prepaid Prestrip Charges

In accordance with EIC-160: Stripping Costs Incurred in the Production Phase of a Mining Operation, the Corporation has capitalized certain stripping costs in fiscal 2007, including $3.3 million during the second quarter and $1.0 million during the third quarter, due to mining conditions in which the surface mine contractor was winding down its activities for the Corporation. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. These deferred charges will be amortized over the future production generated by the stripping activity which occurred during the second and third quarters.

5. Revolving and term debt

During the third quarter of fiscal 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consists of a $10 million term facility and a $15 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facilities are secured by a general security agreement and have a maturity date of April 8, 2007, subject to a one year extension option.

The credit facilities are being used to finance the Corporation's working capital and also allowed for the retirement of a $5 million loan the Corporation received from a member of the Board of Directors in the third quarter of fiscal 2006. The loan was secured by coal inventory at port, was interest bearing at 8% per annum and repayable 2 months from the date of receipt.

The net repayment on the revolving facility during the first quarter was $670 bringing the balance at June 30, 2006, to $10,830. The net repayment on the revolving facility during the second quarter was $3,330 bringing the balance at September 30, 2006, to $7,500. The net borrowing on the revolving facility during the third quarter was $7,500 bring the balance at December 31, 2006, to $15,000.

6. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,722 as at December 31, 2006, based on a total future liability of $7,225. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Nine months ended December 31 2006
Balance – March 31, 2006	$	3,470
Increase in liability		72
Accretion expense		180
Balance – December 31, 2006	$	3,722

7. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2006	40,769	$	101,715
Shares issued on bought deal equity financing	10,000		27,000
Balance – December 31, 2006	50,769		128,715
Less: Share issuance costs			1,736
		$	126,979

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

Share issuance costs related to the bought deal equity financing were $1,736 in the first quarter of 2007. Warrants to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share until April 5, 2007, were also issued to the agents.

8. Non-recurring Charges

In the second quarter of 2007, Grande Cache Coal incurred a charge of $335 for cancelling a commitment to purchase mining equipment from a major equipment manufacturer.

(thousands of Canadian dollars, except per share amounts)

During the third quarter of 2007, demobilization charges of $2,206 were paid by the Corporation to North American Energy Partners as part of ending a contractual relationship.

These expenses are not expected to occur again in the future and have been classified as non-recurring costs. The non-recurring costs have been classified as Other Expenses as they are not part of the continuing day to day operations of the mine.

9. Net Loss per Share

The following table reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. There was no dilutive effect for the Corporation's outstanding share options and warrants as they were not in-the-money during the quarter, and the effect of all option and warrant exercises would be anti-dilutive to the loss per share in the prior year.

	Three months ended December 31		Nine months ended December 31	
	2006	**2005**	**2006**	**2005**
Weighted average shares outstanding – basic and diluted	50,769	40,767	50,587	40,626
Net loss	$ (2,227)	$ (6,875)	$ (2,267)	$ (29,498)
Net loss per share:				
Basic and diluted	$ (0.04)	$ (0.17)	$ (0.04)	$ (0.73)

10. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the third quarter was $370 compared to $61 in the same quarter last year and was a result of options granted pursuant to the Corporation's share option plan. The year to date stock based compensation was $1,023 compared to $583 in the prior year.

On April 12, 2006, 900 thousand options to purchase common shares were granted to employees and directors of the Corporation under the Corporation's share option plan at an exercise price of $2.44 per share. The options have a five year term and are subject to an 18 month vesting period.

On July 28, 2006, 35 thousand options to purchase common shares were cancelled and on September 26, 2006 188 thousand options to purchase common shares were cancelled.

As part of the Corporation's share option plan, on October 12, 2006, 525 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $1.05, on November 17, 2006, 175 thousand options to purchase common shares were granted to employees of the Corporation at an exercise price of $1.05 and on December 15, 2006, 125 thousand options to purchase common shares were granted to employees of the Corporation at an exercise price of $0.79. The options have a five year term and are subject to an 18 month vesting period.

On October 26, 2006, 5 thousand options to purchase common shares were cancelled, on November 10, 2006, 23 thousand options to purchase common shares were cancelled, on November 30, 2006, 23 thousand options to purchase common shares were cancelled and on December 25, 2006, 13 thousand options to purchase common shares were cancelled.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 86%, risk-free interest rates of 3% to 4% and expected lives of five years.

Details of the share options outstanding are as follows:

	Common Shares		
(thousands of shares)	**Number**		**Weighted Average Exercise Price**
Outstanding – March 31, 2006	1,554	$	2.73
Granted	900		2.44
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2006	2,454	$	2.62
Granted	-		-
Cancelled	223		3.48
Exercised	-		-
Outstanding – September 30, 2006	2,231		2.54
Granted	825		1.01
Cancelled	64		4.44
Exercised	-		-
Outstanding – December 31, 2006	2,992		2.08

Details of the share options exercisable at December 31, 2006 are as follows:

	Common Shares		
(thousands of shares)	**Number**		**Weighted Average Exercise Price**
	700	$	1.00
	200		3.70
	100		11.56
	10		9.08
	38		4.50
	248		2.44
	1,296	$	2.67

Of the share options outstanding at December 31, 2006, 1,259 thousand options expire in 2009, 210 thousand options expire in 2010, and 1,523 thousand options expire in 2011.

11. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

(thousands of Canadian dollars, except per share amounts)

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

12. Commitments

The Corporation had previously made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 million had been paid towards this commitment. Of the U.S.$4.7 million already paid, U.S.$3.4 million has was used to purchase underground mining equipment from the same vendor, U.S.$0.3 million was retained by the vendor as a cancellation fee, and U.S.$1.0 million was returned to the Corporation.

Grande Cache Coal has a commitment to purchase a mining shovel from a major heavy equipment distributor for an estimated total cost of U.S.$4.7 million.

13. Subsequent Events

On January 4, 2007, the Corporation placed a U.S.$0.2 million deposit on the mining shovel for the surface mine operations. To date, the total deposit placed on the mining shovel is U.S.$0.3 million.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

(unaudited)	June 30 2007	March 31 2007
Assets		
Current assets		
Cash and cash equivalents	$ 3,444	$ 4,614
Restricted cash (note 3)	6,528	6,528
Accounts receivable	14,463	5,129
Inventory (note 4)	24,329	34,677
Prepaid prestrip charges (note 5)	4,193	4,193
Prepaid expenses	3,430	1,769
	56,387	56,910
Deposit for future reclamation expenditures	82	82
Capital assets (note 6)	49,708	50,473
	$ 106,177	$ 107,465
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 12,122	$ 8,788
Revolving and term debt (note 7)	22,000	15,000
	34,122	23,788
Long term debt (note 7)	-	10,000
Asset retirement obligations (note 8)	3,847	3,783
Capital lease obligations	106	104
	38,075	37,675
Shareholders' Equity		
Share capital (note 9)	126,979	126,979
Contributed surplus	3,378	3,036
Deficit	(62,255)	(60,225)
	68,102	69,790
	$ 106,177	$ 107,465

Commitments and Contingencies (note 12)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation

Consolidated Statements of Net (Loss) Income, Comprehensive (Loss) Income and Deficit

(thousands of Canadian dollars, except per share amounts)

(unaudited)		Three months ended June 30 2007	2006
Revenue	$	**38,160** $	28,996
Expenses			
Cost of product sold		**22,954**	15,867
Distribution		**11,669**	7,536
General and administrative		**2,211**	2,000
Depreciation, depletion and accretion		**2,995**	1,436
		39,829	26,839
(Loss) income from operations		**(1,669)**	2,157
Other income (expenses)			
Interest and other income		**423**	129
Interest and other expenses		**(519)**	(357)
(Loss) income before taxes		**(1,765)**	1,929
Taxes		**(265)**	(214)
Net (loss) income and comprehensive (loss) income		**(2,030)**	1,715
Deficit, beginning of period		**(60,225)**	(53,211)
Deficit, end of period	$	**(62,255)** $	(51,496)
Net (loss) income per share (note 10)			
Basic and diluted	$	**(0.04)** $	0.03

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

(unaudited)	Three months ended June 30 2007	2006
Cash provided by (used for)		
Operating activities		
Net (loss) income	$ **(2,030)**	$ 1,715
Items not affecting cash		
Stock-based compensation (note 11)	**342**	406
Unrealized foreign exchange loss	**369**	(64)
Depreciation, depletion and accretion	**2,995**	1,436
	1,676	3,493
Net change in non-cash working capital relating to operating activities	**1,595**	(16,271)
	3,271	(12,778)
Financing activities		
Repayment of revolving and term debt (note 7)	**(3,000)**	(670)
Proceeds on issuance of share capital (note 9)	**-**	27,000
Share issuance costs (note 9)	**-**	(1,736)
Payment on capital lease obligations	**(14)**	-
Net change in non-cash working capital relating to financing activities	**2**	-
	(3,012)	24,594
Investing activities		
Additions to mineral properties and development	**(37)**	(690)
Additions to buildings and equipment	**(1,023)**	(843)
Restricted cash (note 3)	**-**	(300)
Net change in non-cash working capital relating to investing activities	**-**	126
	(1,060)	(1,707)
Effect of foreign exchange on cash and cash equivalents	**(369)**	64
(Decrease) increase in cash and cash equivalents	**(1,170)**	10,173
Cash and cash equivalents, beginning of period	**4,614**	973
Cash and cash equivalents, end of period	$ **3,444**	$ 11,146

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the fiscal year ended March 31, 2007.

The interim consolidated financial statements should be read in conjunction with the Corporation's audited consolidated financial statements and notes thereto for the year ended March 31, 2007.

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Changes in Accounting Policies

The CICA Handbook sections 1530 - Comprehensive Income, 3855 - Financial Instruments – Recognition and Measurement and 3865 - Hedges, became applicable to the Corporation on April 1, 2007.

Section 1530 requires the presentation of a statement of comprehensive income and its components that are not included in net income (loss). Other comprehensive income is the change in net assets during a period that result from transactions, events and circumstances from non-owner sources such as unrealized gains or losses on available-for-sale investments. The Corporation did not have other comprehensive income or losses during the period therefore comprehensive income (loss) was equal to the net income (loss).

Section 3855 establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard. Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income (loss). Financial assets available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Corporation in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

Section 3865 provides new standards for entities applying hedge accounting. The Corporation had no transactions which have been designated as hedges for accounting purposes therefore the new standard did not impact the financial statements.

3. Restricted Cash

Cash secured letters of credit in the amount of $5,528 have been provided to the Alberta Minister of Finance for security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $1,000 have been made available to service providers, including $300 in the first quarter of fiscal 2007.

(thousands of Canadian dollars, except per share amounts)

4. Inventory

		June 30 2007		March 31 2007
Coal inventory	$	19,756	$	30,251
Materials inventory		4,573		4,426
Total	$	24,329	$	34,677

5. Prepaid Prestrip Charges

In accordance with EIC-160: Stripping Costs Incurred in the Production Phase of a Mining Operation, the Corporation capitalized certain stripping costs in fiscal 2007, including $3.3 million during the second quarter and $1.0 million during the third quarter, due to mining conditions in which the surface mine contractor was winding down its activities for the Corporation. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. These deferred charges are amortized over the future production generated by the stripping activity.

6. Capital Assets

		June 30 2007		March 31 2007
Mineral properties and development	$	18,435	$	19,788
Buildings and equipment		31,047		30,456
Capital leases		226		229
	$	49,708	$	50,473

7. Revolving and Term Debt

During the third quarter of fiscal 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consisted of a $10 million term facility and a $15 million revolving facility with interest payable monthly at a rate of prime plus 2% per annum. The amended facilities had a maturity date of April 8, 2007, subject to a one year extension option.

In the fourth quarter of fiscal 2007, the Corporation exercised its option to extend its $10 million term facility and $15 million revolving facility for an additional year. The credit facilities are secured by a general security agreement with interest payable monthly at a rate of prime plus 2% per annum and have a maturity date of April 8, 2008.

The credit facilities are being used to finance the Corporation's working capital. The balance on the term facility at June 30, 2007 was $10,000. The net repayment on the revolving facility during the first quarter was $3,000 bringing the balance at June 30, 2007, to $12,000.

8. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,847 as at June 30, 2007, based on a total future liability of $7,225. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the period when the provision originated and the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

Balance – March 31, 2006	$	3,470
Increase in liability		72
Accretion expense		241
Balance – March 31, 2007	$	3,783
Increase in liability		-
Accretion expense		64
Balance – June 30, 2007	$	3,847

9. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	2007 Number	2007 Stated Value	2006 Number	2006 Stated Value
Common shares				
Balance – March 31	50,769	126,979	40,769	$ 101,715
Shares issued on bought deal equity financing	-	-	10,000	27,000
Balance – June 30	50,769	126,979	50,769	128,715
Less: Share issuance costs		-		1,736
		126,979		$ 126,979

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27.0 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. Share issuance costs related to the bought deal equity financing were $1,736 in the first quarter of 2007. Warrants to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share until April 5, 2007, were also issued to the agents.

10. Net (Loss) Income per Share

The following table reconciles the denominators for basic and diluted net (loss) income per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. There was no dilutive effect for the Corporation's outstanding share options in the current quarter as the effect of all option exercises would be anti-dilutive to the loss per share. There was no dilutive effect for the Corporation's outstanding share options and warrants in the prior quarter as they were not in-the-money during the period.

	Three months ended June 30	
	2007	**2006**
Weighted average shares outstanding – basic and diluted	50,769	50,219
Net (loss) income	$ (2,030)	$ 1,715
Net (loss) income per share:		
Basic and diluted	$ (0.04)	$ 0.03

11. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the first quarter was $342, compared to $406 in the same quarter last year and was a result of options granted pursuant to the Corporation's share option plan

As part of the Corporation's share option plan, on May 24, 2007, 520 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $0.88 per share. The options have a five year term and are subject to an 18 month vesting period.

On June 30, 2007, 32 thousand options to purchase common shares were cancelled.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 95%, risk-free interest rates of 3% to 4.5% and expected lives of five years.

Details of the share options outstanding are as follows:

	Common Shares	
(thousands of shares)	**Number**	**Weighted Average Exercise Price**
Outstanding – March 31, 2007	2,948	$ 2.07
Granted	520	0.88
Cancelled	32	5.73
Exercised	-	-
Outstanding – June 30, 2007	3,436	$ 1.86

Of the share options outstanding at June 30, 2007, 1,246 thousand options expire in 2009, 200 thousand options expire in 2010, 1,470 thousand options expire in 2011, and 520 thousand options expire in 2012.

Details of the share options exercisable at June 30, 2007 are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
	1,058	$	1.00
	187		3.70
	115		11.56
	10		9.08
	38		4.50
	430		2.44
	233		1.05
	42		0.79
	2,113	$	2.21

12. Commitments and Contingencies

Grande Cache Coal has commitments to purchase mining equipment from heavy equipment distributors for the purpose of resuming full-scale operations in the surface mine. Included in these commitments are a mining shovel with an estimated total cost of U.S.$4.7 million, a mining drill with an estimated total cost of $1.9 million, and haul trucks with an estimated total cost of U.S.$5.5 million. At June 30, 2007, at total of U.S.$2.5 million in deposits and progress payments has been made towards the purchase of this mining equipment.

13. Subsequent Events

On July 3, 2007, the Corporation made a U.S.$0.7 million progress payment on the haul trucks for the surface mine operations. To date, the total payments made towards the purchase of the haul trucks is U.S.$2.4 million.

On July 5, 2007, the Corporation made a commitment to purchase various additional pieces of equipment for the surface mine and made a deposit of U.S.$0.3 million towards this purchase commitment. The total cost of this commitment is U.S.$3.0 million.

On July 9, 2007, Grande Cache Coal completed a private placement of 289,300 common shares at a price of $0.96 per share, which was the five day volume weighted average trading price of the common shares of the Corporation calculated as at June 14, 2007. The shares were issued to certain directors and officers of the Corporation.

On July 10, 2007, the Corporation made a commitment to purchase tires for the fleet of haul trucks for the surface mine and made a deposit of $0.4 million towards this purchase commitment. The total cost of this commitment is $0.9 million.

On July 19, 2007, Grande Cache Coal entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase 20,500,000 units ("Units") of the Corporation on a bought deal basis, at a price of $1.30 per Unit for gross proceeds to Grande Cache Coal of $26,650,000. In addition, the Corporation has granted to the underwriters an over-allotment option to purchase up to an additional 3,075,000 Units at the issue price for a period of 30 days following the closing date. Each Unit will consist of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to acquire one common share at a price of $1.60 per share for a period of one year from the closing date. The offering is

scheduled to close on or about August 9, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals.

On July 25, 2007, the Corporation made a $0.7 million progress payment on the mining drill for the surface mine operations. To date, the total payments made towards the purchase of the mining drill is $1.3 million.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement (as defined herein) and pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws, these securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Grande Cache Coal Corporation, at Suite 1610, 800 – 5th Avenue S.W., Calgary, Alberta T2P 3T6, Telephone (403) 543-7070, and are also available electronically at www.sedar.com.*

New Issue **July 31, 2007**

SHORT FORM PROSPECTUS

GRANDE CACHE COAL CORPORATION

$26,650,000

20,500,000 Units

(Each Unit consisting of one common share and one-half of one common share purchase warrant)

This short form prospectus qualifies the distribution of 20,500,000 units ("**Units**") of Grande Cache Coal Corporation ("**Grande Cache Coal**" or the "**Corporation**") at a price of $1.30 per Unit (the "**Offering**"). Each Unit consists of one common share (each, a "**Common Share**") of the Corporation and one-half of one common share purchase warrant (each whole warrant, a "**Warrant**") of the Corporation. Each whole Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of $1.60 per Common Share at any time up to 3:00 p.m. (Calgary time) on the first anniversary of the Closing Date (as defined herein). The price for the Units offered under this short form prospectus was determined by negotiation between the Corporation and the Underwriters (as defined herein).

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "GCE". On July 18, 2007, the last trading day before the public announcement of the Offering, the closing price of the Common Shares on the TSX was $1.44 and on July 30, 2007, the last trading day before the filing of this short form prospectus, the closing price of the Common Shares on the TSX was $1.20. **There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form prospectus.** The TSX has conditionally approved the listing of the Common Shares and the Warrants distributed under this short form prospectus and the Common Shares issuable on exercise of the Warrants. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before October 19, 2007.

Price: $1.30 per Unit

	Price to the Public	Underwriters' Fee [(1)]	Net Proceeds to the Corporation [(2)]
Per Unit	$1.30	$0.078	$1.222
Total Offering [(3)]	$26,650,000	$1,599,000	25,051,000

Notes:

(1) In addition, the Corporation will issue to the Underwriters warrants (the "**Broker Warrants**") to purchase that number of Common Shares equal in number to 5% of the total number of Units sold hereunder, including any Units issuable on exercise of the Over-Allotment Option (as defined herein), at an exercise price of $1.60 per Common Share for a period of one year from the closing of the Offering. This short form prospectus also qualifies the issuance of the Broker Warrants to the Underwriters.

(2) Before deducting expenses of the Offering estimated to be $500,000, which will be paid from the proceeds of the Offering.

(3) The Corporation has granted to the Underwriters an option (the "**Over-Allotment Option**") to purchase up to an additional 3,075,000 Units at a price of $1.30 per Unit, exercisable from time to time, in whole or in part, for a period up to 30 days following the closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Corporation" (before deducting estimated expenses of the Offering) will be $30,647,500, $1,838,850 and $28,808,650,

respectively. This short form prospectus also qualifies the grant of the Over-Allotment Option and the issuance of the Common Shares and Warrants comprising the Units issuable on the exercise of the Over-Allotment Option.

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	3,075,000 Units	Up to 30 days following the closing of the Offering	$1.30 per Unit
Broker Warrants	1,178,750 Broker Warrants [(1)]	Up to one year from the closing of the Offering	$1.60 per Common Share
Total securities under option	3,075,000 Units and 1,178,750 Broker Warrants	N/A	$1.30 per Unit or $1.60 per Common Share

Note:
(1) Assumes exercise of the Over-Allotment Option in full.

Investing in securities of the Corporation is speculative and involves risks that should be considered carefully by prospective investors before purchasing these securities. See "Risk Factors".

Canaccord Capital Corporation, Bolder Investment Partners, Ltd. and Salman Partners Inc. (collectively, the "**Underwriters**"), as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Corporation by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

Grande Cache Coal's head office is located at Suite 1610, 800 – 5th Avenue S.W., Calgary, Alberta, T2P 3T6, and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about August 9, 2007 or such other date not later than August 31, 2007 (the "**Closing Date**") as the Corporation and the Underwriters may agree. Definitive certificates representing the Common Shares and Warrants comprising the Units will be available for delivery at closing. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares or Warrants at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

TABLE OF CONTENTS

In this short form prospectus and the documents incorporated by reference herein, dollar amounts are stated in Canadian dollars unless otherwise noted.

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, based on the provisions of the *Income Tax Act* (Canada) (the "**Tax Act**"), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and provided, in the case of the Warrants, that either the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Deferred Income Plan (as defined herein) or the Warrants are listed on a prescribed stock exchange (which includes the TSX), the Common Shares and the Warrants comprising the Units, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, "**Deferred Income Plans**"), subject to the provisions of any particular plan.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "targeting", "intend", "could", "might", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

- the estimates of the Corporation's coal reserves and resources;
- operating costs and coal production levels;

- capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs;
- the recoverable quantity of coal reserves;
- projections of commodity prices and costs;
- supply and demand for coal;
- expectations regarding the Corporation's ability to raise capital and to continually add to coal reserves through acquisitions, exploration and development;
- expectations regarding the Corporation's ability to obtain required equipment, personnel, mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; and
- treatment under governmental regulatory regimes and tax laws.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic, market and business conditions, including, without limitation, the supply and demand for coal in Canada, the United States and globally;
- volatility in market prices for coal;
- liabilities inherent in coal mine development and production;
- uncertainties associated with estimating coal reserves and resources;
- competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands, equipment, machinery and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, mining and processing technical problems;
- the Corporation's inability to obtain required equipment, personnel, mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations;
- dependence on third party coal transportation systems;
- changes in steel making methods and other technological changes;
- the strength of various economies and difficulties inherent in selling in foreign countries;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- various events which could disrupt operations and/or the transportation of coal products, including labour stoppages and severe weather conditions; and
- the other factors discussed under "Risk Factors" in this short form prospectus.

These factors are not, and should not be construed as being, exhaustive. Information relating to the magnitude or quality of the Corporation's coal deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things: uncertainty involving geology of coal deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production, transportation or estimates of market prices for coal; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters. **Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Corporation nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Corporation's expectations except as expressly required by applicable legislation.**

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Corporation's annual information form dated June 29, 2007 for the fiscal year ended March 31, 2007 (the "**AIF**");

(b) the audited consolidated financial statements of Grande Cache Coal as at and for the years ended March 31, 2007 and 2006, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of the financial condition and results of operations of Grande Cache Coal for the year ended March 31, 2007; and

(d) the information circular – proxy statement of Grande Cache Coal dated July 4, 2007 relating to an annual and special meeting of the shareholders of Grande Cache Coal to be held on August 23, 2007.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition, information circulars, annual information forms and business acquisition reports filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution, shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

GRANDE CACHE COAL CORPORATION

General

The Corporation was incorporated under the name Grande Cache Coal Company Inc. pursuant to the *Business Corporations Act* (Alberta) (the "**ABCA**") on July 24, 2000. On November 3, 2000, Grande Cache Coal filed Articles of Amendment to reorganize its share capital. On October 1, 2001, Grande Cache Coal filed Articles of Amendment to reorganize its share capital and revise certain "private company" provisions in its Articles. On January 4, 2002 and April 15, 2002, Grande Cache Coal filed Articles of Amendment to reorganize its share capital. On November 18, 2002, the Corporation filed Articles of Amendment to change its name to Grande Cache Coal Corporation, remove "private company" provisions from its Articles and reorganize its share capital. On March 22, 2004, the Corporation filed Articles of Amendment to effect the split of its then outstanding class "A" common voting shares on a 25.937208-for-one basis and to reorganize its share capital to consist of an unlimited number of Common Shares without nominal or par value and an unlimited of preferred shares, issuable in series. In addition, the Articles of Amendment authorized the creation of exchangeable redeemable preferred shares in the capital of Grande Cache Coal.

Grande Cache Coal has one inactive wholly-owned subsidiary, Smoky River International Inc., which is incorporated under the ABCA.

Grande Cache Coal's Business

Grande Cache Coal is an Alberta-based metallurgical coal mining company whose experienced team of coal professionals has developed a long-term mining operation producing metallurgical coal for the export market from its coal leases covering approximately 22,000 hectares in the Smoky River Coalfield located in west central Alberta. The coal project ("**Project**") includes the production of metallurgical coal from the development of the following mines:

- No. 12 South B2 Mine, a surface mine which commenced production in August 2004. This mine is expected to produce approximately 3.3 million tonnes of run-of-mine ("**ROM**") coal (2.3 million tonnes of saleable coal) during the remaining life of the mine.

- No. 7 Mine, an underground mine which commenced production in November 2004. This mine is expected to produce approximately 4.0 million tonnes of ROM coal (3.0 million tonnes of saleable coal) during the remaining life of the mine.

- No. 8 Mine, a surface mine expected to commence production in fiscal 2009. This mine is expected to produce approximately 15.8 million tonnes of ROM coal (11.4 million tonnes of saleable coal) during the life of the mine.

- No. 16 Mine, a surface mine expected to produce approximately 13.9 million tonnes of ROM coal (10.4 million tonnes of saleable coal) during the life of the mine.

The Corporation owns four coal leases covering the foregoing mines and owns ten additional coal leases which have exploration and development potential. The Corporation plans to conduct extensive exploration and evaluation of the coal potential of all of the coal leases which it holds in the Smoky River Coalfield with a view to identifying additional development and production options.

Grande Cache Coal is closely monitoring other opportunities for coal development both in western Canada and other geographic areas. While the primary focus of Grande Cache Coal will remain the development of a sustainable, long-term mining project based on the coal resources the Corporation has in the Grande Cache area, management believes there are other attractive opportunities that warrant consideration. These potential opportunities will continue to be monitored by management to assess the growth potential for Grande Cache Coal. Where appropriate, Grande Cache Coal is also committed to studying mining ventures involving other industrial minerals to take advantage of any strategic opportunities for growth that may arise.

See "Description of the Business" at page 10 of Grande Cache Coal's AIF.

RECENT DEVELOPMENTS

Grande Cache Coal sold 0.4 million tonnes of metallurgical coal during its first quarter of fiscal 2008. A steady improvement in rail service resulted in substantially increased volumes of coal being moved to the port by the Corporation's rail service provider during the first fiscal quarter.

Grande Cache Coal is continuing to experience strong demand for its coal products and anticipates selling 0.3 to 0.4 million tonnes of metallurgical coal during its second fiscal quarter. The Corporation continues to estimate that its coal sales volumes for fiscal 2008 will be in the range of 1.4 to 1.6 million tonnes, contingent upon adequate rail service and the timely commissioning of equipment for full-scale surface mine operations at the Corporation's No. 12 South B2 Mine.

Initial components of the mining shovel and trucks purchased by Grande Cache Coal to resume full-scale surface mine operations at the No. 12 South B2 Mine have arrived on site. The Corporation has placed deposits on a majority of the additional pieces of mining equipment required to increase production from the surface mine and anticipates that this equipment will be delivered during its second fiscal quarter.

Grande Cache Coal anticipates submitting supplementary information to the regulatory bodies during its second fiscal quarter in support of an application to commence surface mining at its No. 8 Mine.

CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at March 31, 2007 and as at July 15, 2007, both before and after giving effect to the Offering.

	Authorized	Outstanding as at March 31, 2007 (1)	Outstanding as at July 15, 2007	Outstanding as at July 15, 2007 after giving effect to the Offering (2)(3)
			(unaudited)	(unaudited)
Debt				
Revolving and term debt (4)		$25,000,000	$24,000,000	$24,000,000
Share Capital: (5)				
Common Shares (6)	Unlimited	$126,978,861 (50,768,688 shares)	$127,239,688 (51,057,988 shares)	$151,529,861 (71,557,988 shares)
Warrants		$nil (nil warrants)	$nil (nil warrants)	$nil (10,250,000 Warrants)

Notes:

(1) Derived from audited financial statements.

(2) Based on the issuance of 20,500,000 Units for aggregate gross proceeds of $26,650,000 less the Underwriters' fee of $1,599,000 and expenses of the Offering estimated to be $500,000, the net proceeds to the Corporation from the Offering are estimated to be $24,551,000. If the Over-Allotment Option is exercised in full, the Common Share capitalization will be $155,287,511 (74,632,988 Common Shares) and the Warrant capitalization will be $nil (11,787,500 Warrants).

(3) Of the issue price of $1.30 per Unit, $1.30 is attributed to the Common Shares and $nil is attributed to the half Warrant.

(4) Grande Cache Coal has a $25 million secured credit facility (the "**Credit Facility**") with Brookfield Bridge Lending Fund, consisting of a $10 million term facility and a $15 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The Credit Facility is secured by a general security agreement and has a maturity date of April 8, 2008.

(5) Grande Cache Coal is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. At the dates referred to in this table, there were no preferred shares outstanding. See "Description of Share Capital".

(6) As at July 15, 2007, options to purchase an aggregate of 3,435,834 Common Shares were granted pursuant to Grande Cache Coal's share option plan at exercise prices ranging from $0.79 to $11.56. At closing, Grande Cache Coal will issue Broker Warrants to the Underwriters to purchase that number of Common Shares equal to 5% of the total number of Units sold hereunder (including any Units issuable on exercise of the Over-Allotment Option) at an exercise price of $1.60 per Common Share for a period of one year from the closing of the Offering. See "Plan of Distribution".

(7) As at March 31, 2007, Grande Cache Coal's deficit was approximately $60,225,000, provision for asset retirement obligations was approximately $3,783,000 and provision for future income tax was $nil.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the preferred shares of Grande Cache Coal. As at July 20, 2007, there were 51,057,988 Common Shares issued and outstanding. No preferred shares are currently issued and outstanding.

Common Shares

Grande Cache Coal is authorized to issue an unlimited number of Common Shares without nominal or par value. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Grande Cache Coal. Subject to the rights of the holders of preferred shares and any other shares having priority over the Common Shares, holders of Common Shares are entitled to dividends if, as and when declared by the board of directors and upon liquidation, dissolution or winding-up to receive the remaining property of Grande Cache Coal.

Preferred Shares

Grande Cache Coal is authorized to issue an unlimited number of preferred shares issuable in series, each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of Grande Cache Coal prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of Grande Cache Coal, whether voluntary or involuntary, the preferred shares are entitled to preference over the Common Shares and any other shares ranking junior to the preferred shares from time to time and

may also be given such other preferences over the Common Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

DESCRIPTION OF THE WARRANTS TO BE ISSUED

The Warrants will be issued in registered form pursuant to, and will be governed by, the terms of a warrant indenture (the "**Warrant Indenture**") entered into between the Corporation and Computershare Trust Company of Canada, as warrant agent (the "**Warrant Agent**") to be dated as of the date of closing of the Offering. Each whole Warrant will entitle the holder thereof to purchase one Common Share, subject to adjustment in certain circumstances, at a price of $1.60 per Common Share, subject to adjustment in certain circumstances, at any time up to 3:00 p.m. (Calgary time) on the first anniversary of the Closing Date, at which time the Warrants will become null and void.

The Corporation will appoint the principal transfer offices of the Warrant Agent in Calgary, Alberta and Toronto, Ontario as the locations at which the Warrants may be surrendered for exercise, transfer or exchange. The exercise price and the number of the Common Shares issuable upon exercise of the Warrants will be subject to adjustment in certain circumstances as more fully described herein. Pursuant to the terms of the Warrant Indenture, the Corporation will be entitled to purchase in the market, by private contract or otherwise, any or all of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants will be payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of the Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

- the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants);
- the subdivision, redivision or change of Common Shares into a greater number of shares;
- reduction, combination or consolidation of Common Shares into a lesser number of shares;
- issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for Common Shares on such record date; and
- issuance or distribution to all or substantially all of the holders of Common Shares, of shares of any class other than Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security if the following additional events occur: (i) reclassifications of the Common Shares; (ii) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of Common Shares into other shares); or (iii) the transfer of any of the Corporation's undertaking or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Corporation will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Corporation will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to

the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 10 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Any subscription for fractional Common Shares will be deemed to be a subscription for the next smallest whole number of Common Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares or, if any are ever issued, the Corporation's preferred shares, would have.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either:

- passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or

- adopted by an instrument in writing signed by the holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

The Warrants may not be exercised in the United States or by, or for the account or benefit of, a U.S. person (as such term is defined in Rule 902 of Regulation S under the 1933 Act), except pursuant to an exemption from the registration requirements of the 1933 Act. Furthermore, Common Shares issuable upon exercise of the Warrants by a person in the United States or by, or for the account or benefit of, a U.S. person, will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, certificates representing such Common Shares will bear a legend to that effect, and such Common Shares may be offered and sold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws.

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture.

USE OF PROCEEDS

The estimated net proceeds to the Corporation from the sale of the Units hereunder are estimated to be $24,551,000 after deducting the Underwriters' fee of $1,599,000 and the estimated expenses of the Offering of $500,000. If the Over-Allotment Option is exercised in full, the estimated net proceeds will be $28,308,650. See "Plan of Distribution".

The estimated net proceeds of the Offering will be used by the Corporation to fund the Corporation's ongoing exploration and development activities, capital projects and for general working capital purposes as follows:

Use of Proceeds	$
Drilling, environmental studies and regulatory approvals	5,000,000
Acquisition of equipment and continuing upgrades to the Corporation's process plant	12,000,000
Working capital (1)(2)	7,551,000

Notes:

(1) General working capital purposes includes mining expenditures, coal distribution costs and general and administrative expenses.

(2) The additional net proceeds to the Corporation, if any, to be received from the exercise of the Over-Allotment Option will be added to working capital.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated as of July 23, 2007, between the Corporation and the Underwriters, the Corporation has agreed to issue and sell an aggregate of 20,500,000 Units to the Underwriters, and the Underwriters have severally agreed to purchase such Units on August 9, 2007, or such other date not later than August 31, 2007 as may be agreed by the Corporation and the Underwriters. Delivery of the Common Shares and Warrants comprising the Units is conditional upon payment on closing of $1.30 per Unit by the Underwriters to the Corporation. The Underwriting Agreement provides that the Corporation will pay the Underwriters' a fee of $0.078 per Unit for Units issued and sold by the Corporation, for an aggregate fee payable by the Corporation of $1,599,000 ($1,838,850 if the Over-Allotment Option is exercised in full), in consideration for their services in connection with the Offering. In addition, pursuant to the Underwriting Agreement, the Corporation will issue Broker Warrants equal in number to 5% of the Units sold hereunder, including any Units issuable on exercise of the Over-Allotment Option. This short form prospectus also qualifies the issuance of the Broker Warrants to the Underwriters. The terms of the Offering were determined by negotiation between the Corporation and the Underwriters.

The Corporation has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 3,075,000 Units at a price of $1.30 per Unit, exercisable in whole or in part, for a period of up to 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the Price to the Public, Underwriter's Fee and Net Proceeds to the Corporation will be $30,647,500, $1,838,850 and $28,808,650, respectively, before deducting estimated expenses of the Offering. This short form prospectus also qualifies the grant of the Over-Allotment Option and the issuance of the Common Shares and Warrants comprising Units issuable on the exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriter may, but is not obligated to, purchase such Units. The Underwriters are, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that closing will occur on or about August 9, 2007, or such other date as the Corporation and the Underwriters may agree but not later than August 31, 2007. Definitive certificates representing the Common Shares and Warrants comprising the Units will be available for delivery at closing.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Units ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable into Common Shares for a period of 90 days following the Closing Date without the consent of Canaccord Capital Corporation on behalf of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Common Shares and Warrants distributed under this short form prospectus, as well as the Common Shares issuable on exercise of the Warrants. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before October 19, 2007.

The Common Shares and Warrants offered hereby have not been and will not be registered under the 1933 Act, or any state securities laws, and accordingly may not be offered or sold within the United States or to, or for the account or benefit of, U.S.

Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Common Shares and Warrants that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. The Underwriting Agreement also permits the Underwriters to offer and resell the Common Shares and Warrants to certain institutional accredited investors pursuant to exemptions from registration under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares and Warrants outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Common Shares or Warrants offered under this short form prospectus within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Corporation, and by Stikeman Elliott LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, own less than 1% of the Common Shares and the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares. Mr. Fred Davidson, the Corporate Secretary of Grande Cache Coal, is a partner of Burnet, Duckworth & Palmer LLP.

RISK FACTORS

An investment in the Units is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and mining of, coal reserves. Prior to making an investment decision in the Units, an investor should carefully consider the risk factors set forth under the heading "Risk Factors" in the AIF which is incorporated into and forms part of this short form prospectus. In addition, investors should carefully review and consider all other information contained in and incorporated by reference in this short form prospectus.

LEGAL PROCEEDINGS

To the knowledge of management, there are no outstanding legal proceedings material to the Corporation to which the Corporation is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Grande Cache Coal are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3100, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 5L3.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario. The warrant agent for the Warrants will be Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

The Board of Directors of Grande Cache Coal Corporation

We have read the short form prospectus of Grande Cache Coal Corporation (the "**Corporation**") dated July 31, 2007 relating to the qualification for distribution of 20,500,000 units of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at March 31, 2007 and the consolidated statements of loss and deficit and cash flows for the year then ended. Our report was dated June 27, 2007.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Canada
July 31, 2007

CONSENT OF COLLINS BARROW CALGARY LLP

The Board of Directors of Grande Cache Coal Corporation

We have read the short form prospectus of Grande Cache Coal Corporation (the "**Corporation**") dated July 31, 2007 relating to the qualification for distribution of 20,500,000 units of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at March 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. Our report was dated May 15, 2006.

(Signed) Collins Barrow Calgary LLP
Chartered Accountants
Calgary, Canada
July 31, 2007

CERTIFICATE OF THE CORPORATION

Dated: July 31, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

GRANDE CACHE COAL CORPORATION

(Signed) Robert H. Stan
President and Chief Executive Officer

(Signed) Anita L. Roncin
Vice President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Robert G. Brawn
Director

(Signed) Donald J. Douglas
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: July 31, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

CANACCORD CAPITAL CORPORATION

By: (Signed) Ali Pejman

BOLDER INVESTMENT PARTNERS, LTD.

By: (Signed) Paul J.C. Woodward

SALMAN PARTNERS INC.

By: (Signed) Terrance K. Salman

GRANDE CACHE COAL CORPORATION

Notice of the Annual and Special Meeting of Shareholders to be held on August 23, 2007

The annual and special meeting of the holders of common shares of Grande Cache Coal Corporation will be held in the TELUS Room 104 of the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, on Thursday, August 23, 2007, at 1:00 p.m., local time, to:

1. receive and consider our consolidated financial statements for the fiscal year ended March 31, 2007, together with the report of the auditors thereon;
2. fix the number of directors to be elected at the meeting at six (6);
3. elect six (6) directors for the ensuing year;
4. appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such;
5. approve a new share option plan for our company as more particularly described in the information circular – proxy statement of our company dated July 4, 2007 (the "**Information Circular**");
6. approve a restricted share unit plan for our company as more particularly described in the Information Circular; and
7. transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on July 4, 2007 (the "**Record Date**") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. In order to be valid, proxies must be received by Computershare Trust Company of Canada not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

The Information Circular relating to the business to be conducted at the meeting accompanies this Notice.

Dated at Calgary, Alberta this 4th day of July, 2007.

By order of the Board of Directors

(Signed) Robert H. Stan
President and Chief Executive Officer

GRANDE CACHE COAL CORPORATION

Information Circular – Proxy Statement
dated July 4, 2007

For the Annual and Special Meeting
of Shareholders to be held on August 23, 2007

PROXIES

Solicitation of Proxies

This information circular – proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at the annual and special meeting of our shareholders (the "**Meeting**") to be held in the TELUS Room 104 of the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, on Thursday, August 23, 2007, at 1:00 p.m., local time, and any adjournment thereof for the purposes set forth in the accompanying Notice of Annual and Special Meeting. Only shareholders of record on July 4, 2007 are entitled to notice of, and to attend and vote at, the Meeting, unless a shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder submitting a proxy you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the form of proxy furnished by us. To exercise this right you should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names or submit another appropriate proxy.** In order to be effective, the proxy must be deposited with our Corporate Secretary in care of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares ("**Common Shares**") in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on our records. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. or another intermediary. If you receive a voting instruction form from Broadridge Financial Solutions, Inc. or another intermediary it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the Meeting in order to have the shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), you may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for the registered shareholder, you should enter your own name in the blank space on the form of proxy provided to you and return the same to your broker (or the broker's agent) in accordance with the instructions provided by your broker (or agent), well in advance of the Meeting.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the Meeting you or such person may revoke the proxy and you may vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited at our registered office, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular – proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any ballot in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this information circular – proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of Common Shares without nominal or par value which may be issued for such consideration as may be determined by resolution of our board of directors (the "**Board**"). As at July 4, 2007, there were 50,768,688 Common Shares issued and outstanding. As a holder of Common Shares, you are entitled to one vote on a ballot at the Meeting for each Common Share you own. A quorum for the transaction of business at the Meeting is at least two persons present holding or representing not less than 5% of the Common Shares entitled to be voted at the Meeting. We are also authorized to issue an unlimited number of preferred shares, issuable in series. Each series is issuable upon the terms and conditions as set by our Board at the time of creation, subject to the class priorities. As at July 4, 2007, there were no preferred shares issued and outstanding.

To the knowledge of our directors and officers, as at July 4, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Directors will be elected at the Meeting. Our Board presently consists of six members. It is proposed that our Board will be fixed at six members and the following persons will be nominated at the Meeting:

Robert H. Stan	Donald J. Douglas
Robert G. Brawn	Donald R. Seaman
Barry T. Davies	John R. Morgan

Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office be earlier vacated.

It is the intention of the management designees, if named as proxy, to vote "FOR" an ordinary resolution in favour of fixing our Board at six members and in favour of the election of the following persons to our Board unless otherwise directed. Management does not contemplate that any of these nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, **the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of directors.**

The following information relating to the nominees as directors is based partly on our records and partly on information received by us from the nominees and sets forth the names and province and country of residence of all of the persons nominated for election as directors, the periods during which they have served as directors, their principal occupations or employments during the five preceding years and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of July 4, 2007.

Name, Province and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed [4]
Robert H. Stan Alberta, Canada	July 24, 2000	President (since February 2001) and Chief Executive Officer (since September 2002) of the Corporation. From April 1, 2000 to February 2001, Vice-President of Westpine Inc. (a private mining investment company).	801,280
Robert G. Brawn [1][2] Alberta, Canada	March 29, 2001	President of 738831 Alberta Ltd. (a private investment company) since May 20, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy Inc., a wholly owned subsidiary of Acclaim Energy Trust (now Canetic Resources Trust). Prior thereto, Chairman of Danoil Energy Ltd. (a predecessor of Acclaim Energy Inc.).	Nil
Barry T. Davies Kuala Lumpur, Malaysia	July 24, 2000	President of Rudgear Inc. (a private investment company) since March 2004. President of Westpine Inc. (a private mining investment company) from April 2000 to March 2004.	691,280

Name, Province and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed [4]
Donald J. Douglas [1][2] Alberta, Canada	March 29, 2001	President and Chief Executive Officer of United Inc. (a private property development company).	365,849
Donald R. Seaman [1][2] Alberta, Canada	March 29, 2001	President of D.R.S. Resource Investments Inc. (a private investment company).	744,076
John R. Morgan Alberta, Canada	July 31, 2006	President and Chief Executive Officer of Vannessa Ventures Ltd. (a mineral exploration company) since January 2004. From June 2003 until December 2003, independent consultant providing mineral advisory services. Prior thereto, Vice President Operations of Carbones del Guasare S.A., Venezuela (a coal company) from May 1999 to May 2003.	25,000

Notes:
(1) Member of the Audit Committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).
(2) Member of the Compensation, Nominating and Corporate Governance Committee.
(3) We do not have an Executive Committee.
(4) In addition, Messrs. Stan, Brawn, Davies, Douglas, Seaman and Morgan hold options to purchase 720,000 240,000, 290,000, 165,000, 165,000 and 45,000 Common Shares, respectively.

Robert H. Stan, the President, Chief Executive Officer and a director of the Corporation, was the Vice-President, Marketing and Business Development of Smoky River Coal Limited ("**SRCL**"), a private metallurgical coal producer, from July 1997 to March 31, 2000. On March 31, 2000 SRCL was placed in receivership by a group of secured lenders at a time of depressed metallurgical coal markets. SRCL's assets were sold by a receiver through a sealed-bid process conducted from May through October 2000. Barry T. Davies, a director of the Corporation, was the President and Chief Operating Officer of SRCL from June 1997 to March 31, 2000.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying form of proxy in favour of an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, to serve as our auditors until the next annual meeting of our shareholders and to authorize our directors to fix their remuneration as such. PricewaterhouseCoopers LLP have been our auditors since July 31, 2006.

Approval of New Share Option Plan

Our company's existing share option plan (the "**Plan**") is described under "Executive Compensation – Share Option Plan". Shareholders will be asked at the Meeting to consider and, if thought advisable, to approve a new share option plan (the "**New Option Plan**"), which will supersede and replace our existing Plan. The existing Plan limits the number of Common Shares that may be issued upon exercise of options to an aggregate of 3,646,670 Common Shares. The existing Plan was approved by our Board prior to our initial public offering which was completed on May 12, 2004. Options to purchase 3,435,834 Common Shares (6.8% of those outstanding as at July 4, 2007) are outstanding and 28,338 Common Shares are available for future grants. On July 4, 2007, our Board adopted the New Option Plan, subject to shareholder approval. If the New Option Plan is approved as proposed, the outstanding options will remain in effect and be exercisable in accordance with their terms and be deemed to be issued under the terms of the New Option Plan.

The most significant difference between the New Option Plan and the existing Plan is that the New Option Plan has a "rolling maximum" whereby the maximum number of Common Shares that may be subject to options outstanding under the plan at any time is equal to 10% of the number of the outstanding Common Shares from time to time, less the number of Common Shares issuable pursuant to all other security based compensation arrangements (as defined in Part VI of the Company Manual of the TSX) of our company. Based on the number of Common Shares of the company outstanding on the date hereof, there would be 5,076,868 Common Shares, less the number of outstanding Common Shares issuable pursuant to all other security based compensation arrangements of our company, reserved for issuance under the New Option Plan. A copy of the New Option Plan is set out in Schedule "A" to this information circular – proxy statement.

The New Option Plan is intended to aid us in attracting, retaining and motivating the officers, directors, employees and other eligible service providers of our company and our subsidiaries.

The maximum number of Common Shares issuable on exercise of outstanding options at any time is limited to 10% of the issued and outstanding Common Shares less the number of Common Shares issuable pursuant to all other security based compensation arrangements of our company. Any increase in the issued and outstanding Common Shares (whether as a result of the exercise of options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of options outstanding at any time and any decrease in the number of options outstanding due to the exercise of options, makes new grants available under the New Option Plan. Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of options pursuant to the New Option Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired options.

Options granted pursuant to the New Option Plan have a term not exceeding ten years and vest in such manner as determined by our Board. Options granted under the New Option Plan are non-assignable. The exercise price of options granted is determined by our Board at the time of grant and may not be less than the closing price of the Common Shares on the Toronto Stock Exchange ("**TSX**") on the last trading day prior to the date of grant.

The number of Common Shares reserved for issuance to any one optionee may not exceed 5% of the issued and outstanding Common Shares. In addition, the number of Common Shares under all security based compensation arrangements of our company: (i) issuable to insiders at any time shall not exceed 10% of the issued and outstanding Common Shares; and (ii) issued to insiders within any one year period shall not exceed 10% of the issued and outstanding Common Shares.

In case of death of an optionee, options terminate on the date determined by our Board which may not be more than 12 months from the date of death and, if the optionee shall no longer be a director or officer of or be in the employ of, or a consultant or other service provider to, either our company or a subsidiary of our company (other than by reason of death), their options terminate on the expiry of a period not in excess of six months as determined by our Board at the time of grant. The number of Common Shares that an optionee (or his or her heirs or successors) are entitled to purchase until such date of termination: (i) shall in the case of death of the optionee, be all of the Common Shares that may be acquired on exercise of the options held by such optionee (or his or her heirs or successors) whether or not previously vested and the vesting of all such options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death, shall be the number of Common Shares which the optionee was entitled to purchase on the date the optionee ceased to be a service provider.

Except if not permitted by the TSX, if any options may not be exercised due to any Black-Out Period at any time within the three business day period prior to the normal expiry date of such options (the "**Restricted Options**"), the expiry date of all Restricted Options shall be the seventh business day following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by our Board). A "**Black-Out Period**" means the period of time when, pursuant to any policies of our company, any securities of our company may not be traded by certain persons as designated by our company, including any holder of an option.

An optionee may, under the terms of the New Option Plan, make an offer (the "**Surrender Offer**") to our company, at any time, for the disposition and surrender by the optionee to our company (and the termination thereof) of any options for an amount (not to exceed the fair market value thereof) specified in the Surrender Offer and our company may, but is not obligated to, accept the Surrender Offer, subject to any required regulatory approval.

Our Board may amend or discontinue the New Option Plan at any time without the consent of a holder of options, provided that such amendment shall not alter or impair any options previously granted under the New Option Plan (except as otherwise

permitted under the New Option Plan). In addition, subject to regulatory approval, our Board may, by resolution, amend the New Option Plan and any options granted under it without shareholder approval provided, however, that our Board will not be entitled to amend the New Option Plan without shareholder approval to: (i) increase the maximum number of Common Shares issuable pursuant to the New Option Plan; (ii) reduce the exercise price of an option held by an insider of our company; or (iii) extend the term of an option held by an insider of our company.

No financial assistance will be provided by our company to optionees to exercise share options granted under the New Option Plan.

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve the following resolution:

"BE IT RESOLVED as an ordinary resolution of the shareholders of Grande Cache Coal Corporation (the "**Company**") that:

1. the share option plan of the Company, as set out in Schedule "A" of the information circular – proxy statement of the Company dated July 4, 2007 (the "**New Option Plan**"), is hereby ratified and approved, subject to receipt of the approval of the Toronto Stock Exchange;

2. the outstanding share options of the Company to purchase common shares of the Company remain in effect and are exercisable in accordance with their terms and are deemed to be issued under the terms of the New Option Plan; and

3. any director or officer of the Company be and is hereby authorized and directed to do such things and execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution, and to complete all transactions in connection with the implementation of the New Option Plan."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by shareholders who vote in person or by proxy at the Meeting. Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the New Option Plan.

Approval of Restricted Share Unit Plan

On July 4, 2007, our Board adopted a restricted share unit plan (the "**RSU Plan**"), subject to shareholder approval. Shareholders will be asked at the Meeting to consider and, if thought advisable, to approve the RSU Plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of our company and any subsidiary thereof who provide services to our company (collectively, "**Service Providers**") with the opportunity to acquire Common Shares of our company through an award of restricted share units ("**Restricted Share Units**" or "**RSUs**"). Each RSU represents a right to receive one Common Share.

In accordance with the terms of the RSU Plan, our Board approves which Service Providers are entitled to participate in the RSU Plan (the "participants") and the terms of each award, including the number of RSUs to be awarded to each participant and any acceleration of vesting or waiver of termination of any award. No award may have a term in excess of three years. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by our Board from time to time, which terms may include certain performance criteria in which the number of Common Shares to be delivered to a participant in respect of each RSU awarded is dependent upon our company's performance and/or market price of the Common Shares, as determined by our Board. The performance terms that our Board may apply to RSUs are intended to strengthen the link between our performance and the value of the RSUs at the time that they are paid out. RSUs are non-transferable. Our Board may delegate its administrative authority under the RSU Plan to a committee of our Board.

A participant's account will be credited with dividend equivalents in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Common Shares. At the time that any RSUs are granted under the RSU Plan, our Board will determine whether the Common Shares to be delivered to participants upon the vesting of such RSUs will be purchased on the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances. Common Shares issued from treasury are issued from the pool of Common Shares that are available to be issued

under the RSU Plan. The RSU Plan provides that the maximum number of Common Shares reserved for issuance at any time pursuant to outstanding RSUs granted under the treasury plan of the RSU Plan and the New Option Plan shall not exceed a number of Common Shares equal to 10% of the aggregate of the number of issued and outstanding Common Shares. To the extent that RSUs are terminated or cancelled prior to the issuance of any Common Shares, such Common Shares underlying such award shall be added back to the number of shares reserved for issuance under the RSU Plan and will become available for grant again under the RSU Plan.

The RSU Plan also provides that the number of Common Shares reserved for issuance and which may be issued pursuant to the treasury plan of the RSU Plan and other security based compensation arrangements established by our company shall be limited as follows: the number of Common Shares reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding Common Shares, the number of Common Shares reserved for issuance under all security based compensation arrangements of our company granted to insiders (as defined in Part VI of the Company Manual of the TSX) of our company shall not exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares that may be issued to insiders of our company within any one-year period under all security based compensation arrangements of our company shall not exceed 10% of the issued and outstanding Common Shares. Unless otherwise determined by our Board or unless otherwise provided in any written employment agreement governing a participant's role as a Service Provider, if a participant's service with our company terminates for cause, then all unvested RSUs will automatically terminate. Upon a participant's voluntary resignation, all unvested RSUs will automatically terminate, provided however, that our Board has discretion to accelerate vesting or permit continued vesting of the RSUs upon written request by the participant. If a participant's services terminate without cause or as a result of the participant's disability, then the participant's awards will generally continue to vest in accordance with the vesting schedule set forth in the participant's award agreement. Upon a participant's retirement or death, all outstanding RSUs held by the participant shall immediately vest and Common Shares shall become deliverable. If the Common Shares to be delivered upon the vesting of RSUs are purchased in the market instead of issued from treasury, after RSUs are awarded to participants and prior to vesting, our company will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, Common Shares to be delivered to Canadian participants in exchange for RSUs once the applicable vesting criteria have been met. The RSU Plan also provides that a participant may make a surrender offer to the Corporation, at any time, for the disposition and surrender by the participant to the Corporation (and the termination thereof) of any of the RSU's granted for an amount (not to exceed the fair market value of the RSU's) specified in the surrender offer by the participant and the Corporation may, but is not obligated to, accept the surrender offer, subject to any regulatory approval required.

Upon a subdivision or consolidation of the Common Shares or any similar capital reorganization or payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend) or any similar change in the capitalization of our company, our Board may make any appropriate equitable adjustments to the number of shares reserved for issuance under the RSU Plan and to the number of Common Shares underlying any outstanding award. In addition, our Board may make any other appropriate amendments to or replacement of outstanding RSUs in the event of an amalgamation, combination, merger or other reorganization involving our company in order to preserve proportionately the rights and obligations of the participants. Where our Board determines that the steps described above would not preserve such rights and obligations or otherwise determines it to be appropriate, our Board may permit accelerated vesting and delivery of Common Shares with respect to outstanding RSUs. Under no circumstances will RSUs be considered Common Shares nor shall they entitle the participant to exercise voting rights or any other rights attaching to the ownership of Common Shares, nor shall any participant be considered the owner of the Common Shares by virtue of the award of RSUs.

Our Board may amend the terms of the RSU Plan or suspend the RSU Plan in whole or in part and may at any time terminate the RSU Plan without prior notice. In addition, subject to regulatory approval, our Board may, by resolution, amend the RSU Plan and any RSU, without shareholder approval, provided however, that our Board will not be entitled to amend the treasury plan of the RSU Plan without shareholder approval: (i) to increase the maximum number of Common Shares issuable pursuant to the treasury plan of the RSU Plan; (ii) to extend the term of an RSU under the treasury plan of the RSU Plan held by an insider of our company; or (iii) in any other circumstances where TSX and shareholder approval is required by the TSX.

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve the following resolution:

"BE IT RESOLVED as an ordinary resolution of the shareholders of Grande Cache Coal Corporation (the "**Company**") that:

1. the restricted share unit plan of the Company, as set out in Schedule "B" of the information circular – proxy statement of the Company dated July 4, 2007 (the "**RSU Plan**"), is hereby ratified and approved, subject to receipt of the approval of the Toronto Stock Exchange; and

2. any director or officer of the Company be and is hereby authorized and directed to do such things and execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution, and to complete all transactions in connection with the implementation of the RSU Plan."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by shareholders who vote in person or by proxy at the Meeting. Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the RSU Plan.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table provides a summary of compensation earned during our three most recently completed fiscal years by our President and Chief Executive Officer, our Vice President, Finance and Chief Financial Officer and our Vice President, Operations (collectively, the "**Named Executive Officers**"). None of our other executive officers received a salary and bonus exceeding, in the aggregate, $150,000 during the fiscal year ended March 31, 2007.

		Annual Compensation			Long-term Compensation	
Name and Principal Position	**Fiscal Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Shares under Options Granted**	**All Other Compensation**
		($)	($)	($)	(#)	($)
Robert H. Stan	2007	300,000	200,000 (3)	(4)	260,000	Nil
President and Chief Executive	2006	300,000	Nil	(4)	10,000	Nil
Officer	2005	217,500	35,000	(4)	50,000	Nil
Anita L. Roncin	2007	185,000	50,000 (3)	(4)	250,000	Nil
Vice President, Finance and Chief Financial Officer (1)	2006	140,000	Nil	(4)	50,000	Nil
Lloyd E. Metz	2007	151,500	33,000 (3)	(4)	175,000	Nil
Vice President, Operations (2)	2006	85,000	Nil	(4)	25,000	Nil

Notes:

(1) Ms. Roncin was appointed Vice President, Finance and Chief Financial Officer of our company on October 1, 2005. The salary amount in the table for fiscal 2006 reflects the amount paid to Ms. Roncin from April 1, 2005 to March 31, 2006.

(2) Mr. Metz commenced employment with us on August 1, 2005 and was appointed Vice President, Operations on October 24, 2006. The salary amount in the table for fiscal 2006 reflects the amount paid to Mr. Metz from August 1, 2005 to March 31, 2006.

(3) This bonus was paid to the Named Executive Officer in June 2007.

(4) The value of perquisites and benefits for each Named Executive Officer was not greater than the lesser of $50,000 and 10% of such officer's salary and bonus for the fiscal year indicated.

Long-term Incentive Plan Awards

Other than the grant of share options pursuant to our share option plan, we made no long-term incentive plan awards during the fiscal year ended March 31, 2007.

Option Grants During the Fiscal Year Ended March 31, 2007

The following table sets forth certain information respecting grants of options to purchase Common Shares to the Named Executive Officers during the most recently completed financial year ended March 31, 2007.

Name	Options Granted [1]	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Common Shares on the Date of Grant	Expiration Date
	(#)	(%)	($/share)	($/share)	
Robert H. Stan	135,000	10	2.44	2.44	April 11, 2011
	125,000	9	1.05	1.05	October 11, 2011
Anita L. Roncin	125,000	9	2.44	2.44	April 11, 2011
	125,000	9	1.05	1.05	October 11, 2011
Lloyd E. Metz	50,000	4	2.44	2.4	April 11, 2011
	125,000	9	1.05	1.05	October 11, 2011

Note:
(1) The options vest as to one-third on each of the six, twelve and eighteen month anniversaries of the date of grant.

Option Exercises During the Fiscal Year Ended March 31, 2007 and Fiscal Year End Option Values

The following table sets forth certain information with respect to option exercises by the Named Executive Officers during the most recently completed financial year and their respective option positions as at March 31, 2007.

Name	Options Exercised	Aggregate Value Realized	Unexercised Options at March 31, 2007 — Number of Options: Exercisable	Number of Options: Unexercisable	Value of in-the-Money Options [1][2]: Exercisable	Value of in-the-Money Options [1][2]: Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Robert H. Stan	Nil	Nil	405,000	215,000	Nil	Nil
Anita L. Roncin	Nil	Nil	96,666	238,334	Nil	Nil
Lloyd E. Metz	Nil	Nil	29,166	170,834	Nil	Nil

Notes:
(1) The value of unexercised in-the-money options at year-end is based on the closing price of the Common Shares on the TSX on March 31, 2007, which was $0.55 per share, less the exercise price.
(2) "In-the-money" means that the market value of the Common Shares underlying the options on that date exceeded the option exercise price.

Compensation of Directors

During the fiscal year ended March 31, 2007, our non-management directors were paid quarterly, in arrears, a monthly retainer in the amount of $2,000 and a fee of $1,000 per meeting of our Board or any committee of our Board in which they participated. The Chairman of our Board was paid quarterly, in arrears, a monthly retainer in the aggregate amount of $4,000 and an aggregate fee of $2,000 per meeting of our Board or any committee of our Board in which he participated. In addition, our directors were reimbursed for their reasonable expenses incurred in carrying out their duties as directors. Our directors are entitled to participate in our share option plan and during the fiscal year ended March 31, 2007, our non-management directors were granted options to purchase an aggregate of 265,000 Common Shares. As at March 31, 2007, non-management directors held options to purchase an aggregate of 805,000 Common Shares exercisable at prices ranging from $1.00 to $11.56 per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have entered into employment agreements with Robert H. Stan, Anita L. Roncin and Lloyd E. Metz that provide for the payment of annual salary, participation in our share option plan, any performance bonus program adopted by our company, as well as additional benefits including participation in our company's group benefit plan for employees. In the event of the constructive dismissal of the executive or termination of the employment agreement without cause, the executive is entitled to receive two (2) year's base salary plus an additional 15% for loss of benefits. If the termination or constructive dismissal occurs within two (2) years of a change of control of our company (as defined in the employment agreements), the executive will receive an additional amount equal to two (2) times the last bonus the executive received. Mr. Stan also has an election to leave our company within three (3) months of a change of control and receive the previously described payment.

Share Option Plan

We have a share option plan (the "**Plan**"), which is administered by our Board (or any committee of our Board to whom the operation of the Plan may be delegated). The following is a summary description of the general operation of the Plan. The Plan includes the following terms:

Under the Plan:

1. directors, officers, employees of, or providers of services to, our company (or any of our subsidiaries) are eligible to receive options under the Plan;

2. the total number of Common Shares issuable pursuant to the Plan shall not exceed 3,646,670 Common Shares;

3. the vesting arrangements are within the discretion of our Board and in the absence of any determination by our Board as to vesting, vesting shall be as to one-third on each of the first, second and third anniversaries of the date of the grant;

4. the exercise price of a share option is fixed by our Board at the time of grant and may not be less than the closing trading price of the Common Shares on the TSX on the last trading day preceding the date of grant;

5. options terminate within a set period of time, not in excess of 90 days, following an optionholder ceasing to be at least one of an officer, director, employee, consultant or other service provider of our company (or a subsidiary);

6. options granted under the Plan are non-assignable and non-transferable by an optionee otherwise than by will or the laws of descent and distribution;

7. the aggregate number of Common Shares reserved for issuance pursuant to options granted to any one person under the Plan, together with all of our other share compensation arrangements, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis);

8. the number of Common Shares issued under the Plan to "insiders" of our company, within a one year period, must not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

9. the number of Common Shares issued under the Plan to any one "insider" of our company and such insider's associates, within a one year period, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

10. options may contain provisions providing for accelerated vesting in the event of a sale by us of all or substantially all of our property and assets or a change of control of our company; and

11. our Board may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of applicable optionees, alter or impair any option previously granted to an optionee under the Plan and provided further that any amendment to the Plan shall be subject to prior approval of any stock exchange on which the Common Shares are listed, as required by such exchange, and approval of the shareholders of our company if required by such exchange.

The current balance of options to acquire 3,435,834 Common Shares represents approximately 6.8% of our currently outstanding Common Shares. As at July 4, 2007 there are 28,338 Common Shares remaining available for issuance under our Plan. All options currently outstanding under the Plan expire five years from the date of the grant and vest in accordance with the terms of the applicable option agreement subject to accelerated vesting in the case of a change of control of our company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our Plan, which is our only equity compensation plan, as at March 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders [1]	2,948,334 Common Shares	$2.07 per Common Share	548,338 Common Shares
Equity compensation plans not approved by securityholders	Nil	Not applicable	Nil
Total	2,948,334 Common Shares		548,338 Common Shares

Note:

(1) Our Board approved the Plan prior to our initial public offering which was completed on May 12, 2004. Our securityholders were not required to approve the Plan at the time that it was adopted by our Board.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return for $100 invested in the Common Shares for the period from our initial listing on the Toronto Stock Exchange ("TSX") on May 12, 2004 to March 31, 2007, as measured by the closing price of the Common Shares at the end of each quarter in the calendar year, with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming the reinvestment of dividends, where applicable, for a comparable period.



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Value of $100 Investment
12-May-04
30-Sep-04
31-Mar-05
30-Sep-05
31-Mar-06
30-Sep-06
31-Mar-07
Date
Grande Cache
S&P/TSX Composite Index

Comparison of Cumulative Total Return [1]

	May 12, 2004	September 30, 2004	March 31, 2005	September 30, 2005	March 31, 2006	September 30, 2006	March 31, 2007
Grande Cache	$100.00	$223.25	$415.13	$273.06	$97.42	$36.16	$20.30
S&P/TSX Composite Index	$100.00	$105.87	$117.40	$134.49	$147.91	$143.65	$160.80

Note:

(1) Assuming an investment of $100 on May 12, 2004.

REPORT ON EXECUTIVE COMPENSATION

Composition and Role of Compensation, Nominating and Corporate Governance Committee

On May 26, 2006, the Compensation Committee and the Corporate Governance Committee were merged into one committee, forming the Compensation, Nominating and Corporate Governance Committee. During the fiscal year ended March 31, 2007, the committee was comprised of the following members of our Board, all of whom were independent directors: Donald R. Seaman (Chairman), Robert G. Brawn and Donald J. Douglas. The committee's mandate includes making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report on Executive Compensation

To: The Shareholders of Grande Cache Coal Corporation

Our compensation philosophy is aimed at attracting and retaining quality and experienced people which is considered to be critical to the success of our company. The President and Chief Executive Officer of our company is excused from the committee and directors' meetings during any discussion of his compensation. Our current employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being share options). We do not have a pension plan or other form of formal retirement compensation.

Recommendations for executive compensation are made by the committee to our full Board for approval.

Base Salaries

Base salary ranges for executive officers are determined upon review of comparative data compiled by our company for a number of comparable companies within the resource industries of competitive salaries paid to executive officers. Base salaries paid to senior officers of our company, including the Chief Executive Officer, are comparable to the salaries of positions for our company's peer group, using such criteria as assets under management and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, are reviewed annually, subject to the terms of the employment agreements.

We evaluate three components in determining over-all compensation for the executives. Salaries and cash bonuses provide short-term remuneration while options are viewed as both long-term incentives and commitment to our company. Both of these are evaluated in comparison to similar companies within the resource industries.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, we may award cash bonuses to employees, including executive officers. The award of a bonus is recommended, in the case of employees, by senior management of our company, for approval by the committee. Bonus levels for Vice Presidents are established by the committee in consultation with the President and the Chief Executive Officer, and the Chief Executive Officer's bonus is established by the committee in consultation with the independent members of our Board. In the case of non-executive employees, bonuses are based on the employee's contribution in adding share value and reducing costs and the employee's contribution to overall corporate goals. In the case of executive officers, including the Chief Executive Officer, bonus awards are based on actual corporate and individual performance as assessed by the committee and/or the independent members of our Board, as applicable. We did not adopt a formal bonus plan for fiscal 2007. Bonuses in the aggregate amount of $283,000 were awarded to the executive officers named in the table under "Executive Compensation – Compensation of Executive Officers" included herein for the fiscal year ended March 31, 2007.

Long-Term Incentive Compensation - Share options

Individual share options, in the case of employees, are granted by the committee on the recommendation of senior management. Individual share options, in the case of Vice Presidents, are granted by the committee in consultation with the

Chief Executive Officer, and option grants to the Chief Executive Officer are made by the committee in consultation with the independent members of our Board. Share options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in our company's share option plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the plan enables executives to develop and maintain a significant ownership position in our company.

Share options are normally awarded by the committee upon the commencement of employment based on the level of responsibility within our company. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within our company. We also evaluate the number of options an individual has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of the Common Shares on the last trading day immediately preceding the date of grant.

Summary

Our compensation policies are designed to allow our company to attract and retain a team of talented, motivated and experienced executive officers, professionals and support staff working towards the common goal of enhancing shareholder value. The committee and our Board will continue to review compensation policies to ensure that they are competitive within the resource industries and consistent with the performance of our company.

Submitted by the Compensation, Nominating and Corporate Governance Committee: Donald R. Seaman (Chairman), Robert G. Brawn and Donald J. Douglas.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("**NI 58-101**") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for our company is that contained in Form 58-101F1 which is attached to NI 58-101 ("**Form 58-101F1 Disclosure**").

Set out below is a description of our current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. **Board of Directors**

(a) *Disclose the identity of directors who are independent.*

Our Board has determined that the following five (5) directors of our company are independent:

Robert G. Brawn
Barry T. Davies
Donald J. Douglas
John R. Morgan
Donald R. Seaman

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

Our Board has determined that one member of our Board is not independent. Our Board has determined that Robert Stan is not independent as Mr. Stan is the President and Chief Executive Officer of our company.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

Our Board has determined that a majority of our directors are independent.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

The following directors of our company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuer
Robert G. Brawn	Black Diamond Income Fund Canetic Resources Inc. (a subsidiary of Canetic Resources Trust) Parkland Income Fund Zapata Energy Corporation
Barry T. Davies	Champion Bear Resources Ltd. Poplar Creek Resources Inc.
Donald J. Douglas	PFB Corporation TRAFINA Energy Ltd. Whitemud Resources Inc.
Donald R. Seaman	CCR Technologies Ltd. Titan Digital Corporation
John R. Morgan	Richards Oil & Gas Limited Vannessa Ventures Ltd.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

The independent directors of our company regularly meet for a portion of each Board meeting without non-independent directors and management participation, and have met in camera six times since the beginning of the fiscal year ended March 31, 2007.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

Our Board has determined that Robert G. Brawn, the Chairman of our Board, is independent. Our Board has developed a position description for the Chairman of our Board which provides that the Chairman shall have the following duties and responsibilities:

(i) The Chairman shall, when present, preside at all meetings of our Board and, unless otherwise determined by the directors, at all meetings of shareholders.

(ii) The Chairman shall endeavour to provide overall leadership to our Board without limiting the principle of collective responsibility and the ability of our Board to function as a unit.

(iii) The Chairman shall be responsible to ensure our Board meetings function satisfactorily and that the tasks of our Board are handled in the most reasonable fashion under the circumstances.

(iv) The Chairman shall endeavour to ensure that our Board's negotiations take place when as many of the directors as possible are present and that essential decisions are made when as many directors as possible are present.

(v) The Chairman shall endeavour to establish a line of communication with the Chief Executive Officer of our company to ensure our Board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

(vi) The Chairman shall endeavour to fulfill his Board leadership responsibilities in a manner that will ensure that our Board is able to function independently of management. The Chairman shall consider, and allow for, when appropriate, a meeting of all independent directors, so that Board meetings can take place without management being present. The Chairman shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of our company in appropriate circumstances.

(vii) With respect to meetings of directors or shareholders, it is the duty of the Chairman to enforce the Rules of Order. These duties include:

(A) ensuring that the meeting is duly constituted;
(B) ensure the meeting provides for reasonable accommodation;
(C) confirming the admissibility of all persons at the meeting;
(D) preserving order and the control of the meeting;
(E) in respect of shareholders' meetings, appointing scrutineers if requested and instruct them in their duties;
(F) rule on the validity of proxies; and
(G) to ascertain the sense of the meeting by a vote on all questions properly brought before the meeting.

(viii) The Chairman shall also liaise with management and the Corporate Secretary of our company to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all Board and shareholder meetings.

(ix) The Chairman shall be the primary contact for stakeholders who wish to contact independent directors.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The attendance record of each of our directors for board meetings and committee meetings held since April 1, 2006 is as follows:

Name of Director	Attendance Record
Robert H. Stan	10/10 Board Meetings
Robert G. Brawn	10/10 Board Meetings 8/8 Audit Committee Meetings 2/2 Compensation, Nominating and Corporate Governance Committee Meetings
Barry T. Davies	10/10 Board Meetings
Donald J. Douglas	10/10 Board Meetings 8/8 Audit Committee Meetings 2/2 Compensation, Nominating and Corporate Governance Committee Meetings
John R. Morgan	6/6 Board Meetings (1)
Donald R. Seaman	9/10 Board Meetings 7/8 Audit Committee Meetings 2/2 Compensation, Nominating and Corporate Governance Committee Meetings

Note:
(1) Mr. Morgan was appointed to our Board on July 31, 2006.

2. **Board Mandate**

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of our Board is attached as Schedule "C" hereto.

3. **Position Descriptions**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

Our Board has developed written position descriptions for the Chairman of our Board as well as the Chairman of each of our committees, being the Audit Committee and the Compensation, Nominating and Corporate Governance Committee.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

Our Board, with input from the Chief Executive Officer of our company, has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) *Briefly describe what measures the board takes to orient new directors regarding:*

(i) *the role of the board, its committees and its directors; and*

(ii) *the nature and operation of the issuer's business.*

Upon joining our Board, management will provide a new director with access to all of the background documents of our company, including all corporate records, by-laws, corporate policies, organization structure, prior board and committee minutes, copies of the mandate of each of our Board and our committees, and relevant position descriptions. In addition, management will make a presentation to new directors regarding the nature and operations of our company's business.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

As part of continuing education, our Board will receive management presentations with respect to the operations and risks of our business at least four times per year, with a more significant presentation provided in conjunction with the annual budgeting process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

5. **Ethical Business Conduct**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available for review on SEDAR at www.sedar.com or on our website at www.gccoal.com.

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

Our Board monitors compliance with the Code of Business Conduct and Ethics by requiring each of the senior officers of our company to affirm in writing on a quarterly basis their agreement to abide by the Code of Business Conduct and Ethics, as to their ethical conduct and in respect of any conflicts of interest. To the extent that our management is unable to make a determination as to whether a breach of the Code has taken place, our Board will review any alleged breach of the Code to determine whether a breach has occurred. Any waiver of the Code for executive officers or directors will be made only by our Board or a committee of our Board. In addition, our Compensation, Nominating and Corporate Governance Committee has as part of its mandate the responsibility for reviewing management's monitoring of our company's compliance with the Code of Business Conduct and Ethics.

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

There have been no material change reports filed since the beginning of the fiscal year ended March 31, 2007, that pertain to any conduct of a director or executive officer that constitutes a departure from our company's Code of Business Conduct and Ethics.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. Our Code of Business Conduct and Ethics provides that activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by our Board; provided that the foregoing shall not apply to our directors who act as directors of other public or private companies who shall comply with the provisions of the *Business Corporations Act* (Alberta) in respect thereof and shall advise the Chairman of our Board of the holding of such directorships. Our Code of Business Conduct and Ethics provides that any potential conflicts of interest must be reported immediately to senior management, our Board or the Chairman of our Board, as appropriate.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

Our Audit Committee has adopted a "Whistleblower Program" which provides our employees, management, officers, directors, contractors, consultants and our committee members with the ability to report, on a confidential and anonymous basis, any complaints and concerns regarding accounting, internal auditing controls or auditing matters, including, but not limited to, unethical and unlawful accounting and auditing policies, practices or procedures, fraudulent or misleading financial information and instances of corporate fraud. Our Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within our company.

6. **Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

Our Board has delegated responsibility to the Compensation, Nominating and Corporate Governance Committee to recommend to our Board suitable candidates as nominees for election or appointment as directors. Due to the small size of our Board, the committee canvasses all members of our Board for their input prior to making a recommendation to our Board. In identifying new candidates for Board nomination, our committee considers, among other things:

(i) the competencies and skills that our Board considers to be necessary for our Board, as a whole, to possess;

(ii) the competencies and skills that our Board considers each existing director to possess;

(iii) the competencies and skills each new nominee will bring to the boardroom; and

(iv) whether or not each new nominee can devote sufficient time and resources to his duties as a member of our Board.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are Donald R. Seaman (Chairman), Robert G. Brawn and Donald J. Douglas, each of whom has been determined to be independent.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for recommending suitable candidates as nominees for election or appointment as directors, and recommending the criteria governing the overall composition of our Board and governing the desirable individual characteristics for directors.

Pursuant to the mandate of the Compensation, Nominating and Corporate Governance Committee, the committee is to be comprised of at least three (3) directors of our company and all of such members shall be independent. Our Board is from time to time to designate one of the members of the committee to be the Chair of the committee. At present, the Chairman of the Compensation, Nominating and Corporate Governance Committee is Donald R. Seaman.

The Compensation, Nominating and Corporate Governance Committee meets at least one time per year and at such other times as the Chairman of the committee determines.

7. **Compensation**

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

Compensation of Directors

The Compensation, Nominating and Corporate Governance Committee annually conducts a review of directors' compensation for board and committee service and recommends changes to our Board where appropriate. Our Board considers and approves the adequacy and form of the compensation of directors upon recommendation of the Compensation, Nominating and Corporate Governance Committee and ensures the compensation realistically reflects the responsibilities and time involved in being an effective director.

In order to establish the compensation of our non-management directors for this fiscal year, the Compensation, Nominating and Corporate Governance Committee conducted a review of directors' compensation having regard to director compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

Compensation of Officers

See the disclosure under the heading "Report on Executive Compensation" for the process by which the compensation for our executive officers is determined.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are Donald R. Seaman (Chairman), Robert G. Brawn and Donald J. Douglas, each of whom has been determined to be independent.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of our company in the context of the budget and business plan of our company. As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company. Without limiting the generality of the foregoing, the committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for officers of our company and to recommend to our Board changes to improve our company's ability to recruit, retain and motivate officers;

(ii) to review and recommend to our Board the retainer and fees to be paid to members of our Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and to evaluate our Chief Executive Officer's performance in light of those corporate goals and objectives, and determine (or make recommendations to our Board with respect to) the Chief Executive Officer's compensation level based on such evaluation;

(iv) to recommend to our Board with respect to non-Chief Executive Officer and director compensation including to review management's recommendation for proposed share option, share purchase plans and other incentive-compensation plans and equity-based plans for non-Chief Executive Officer and director compensation and make recommendations in respect thereof to our Board;

(v) to administer the share option plan approved by our Board in accordance with its terms including the recommendation to our Board of the grant of share options in accordance with the terms thereof;

(vi) to determine and recommend for approval of our Board bonuses to be paid to officers and employees of our company and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the committee for inclusion in annual disclosure required by applicable securities laws to be made by our company including the Compensation Committee Report required to be included in the information circular – proxy statement of our company and review other executive compensation disclosure before our company discloses such information.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

A compensation consultant or advisor has not, at any time since the beginning of the year ended March 31, 2007, been retained to assist in determining compensation for any of our company's directors and officers. We have obtained director and officer compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Our Board has created a Compensation, Nominating and Corporate Governance Committee which, as part of its mandate, has the responsibility for developing the approach of our company to matters concerning corporate governance and, from time to time, shall review and make recommendations to our Board as to such matters. Without limiting the generality of the foregoing, the Compensation, Nominating and Corporate Governance Committee has the following corporate governance duties:

(i) annually review the mandates of our Board and its committees and recommend to our Board such amendments to those mandates as the committee believes are necessary or desirable;

(ii) to consider and, if thought fit, approve requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) to prepare and recommend to our Board annually a statement of corporate governance practices to be included in the our company's annual report or information circular as required by all of the stock exchanges on which the shares of our company are listed and any other regulatory authority;

(iv) to make recommendations to our Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) to review on a periodic basis the composition of our Board and ensure that an appropriate number of independent directors sit on our Board, analyzing the needs of our Board and recommending nominees who meet such needs;

(vi) to assess, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board;

(vii) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of our Board or individual members of our Board;

(viii) to develop and recommend to our Board for approval and periodically review structures and procedures designed to ensure that our Board can function effectively and independently of management;

(ix) make recommendations to our Board regarding appointments of corporate officers and senior management;

(x) review annually the committee's mandate and terms of reference;

(xi) to review and consider the engagement at the expense of our company of professional and other advisors by any individual director when so requested by any such director;

(xii) establish, review and update periodically a code of business conduct and ethics and ensure that management has established a system to monitor compliance with the code; and

(xiii) review management's monitoring of our company's compliance with the code of business conduct and ethics.

9. **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate the Compensation, Nominating and Corporate Governance Committee is responsible for assessing, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board. The Corporate Secretary, on behalf of the Chairman of our Compensation, Nominating and Corporate Governance Committee, circulates a detailed questionnaire addressed to each director, in his capacity as director and, as the case may be, as a member of one or more of the committees of our Board, aimed at obtaining their views on the effectiveness of our Board and its committees and contribution of its members. The results of the questionnaires are compiled by the Chairman of the Compensation, Nominating and Corporate Governance Committee, with the assistance of the Corporate Secretary, who then shares the results with the members of our Board and its committees at a meeting of our Board where any and all issues are discussed. Our Board takes appropriate action based upon the results of the review process.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors, proposed nominees for election as directors, executive officers, employees or former executive officers, directors or employees of us or our subsidiaries, or any associate of any such director, proposed nominee for director, executive officer or employee is, or has been at any time since the beginning of our most recently completed financial year, indebted to us or any of our subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of our most recently completed financial year has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of our last completed financial year or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries, except as disclosed elsewhere in this information circular – proxy statement. Fred Davidson, the Corporate Secretary of our company, is a partner of Burnet, Duckworth & Palmer LLP, which firm receives fees for legal services provided to our company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of our last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the Meeting other than the election of directors.

AUDIT COMMITTEE INFORMATION

See the disclosure under the heading "Audit Committee Information" in our annual information form for the fiscal year ended March 31, 2007 for information in respect of our audit committee as required by Multilateral Instrument 52-110.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding our business is contained in our audited consolidated financial statements and management's discussion and analysis for the fiscal year ended March 31, 2007.

Additional information regarding our business including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com. Our securityholders may contact us to request a copy of our consolidated financial statements and management's discussion and analysis at:

Grande Cache Coal Corporation
Suite 1610, 800 – 5th Avenue S.W.
Calgary, Alberta T2P 3T6

Phone: (403) 543-7070
Fax: (403) 543-7092

SCHEDULE "A"

GRANDE CACHE COAL CORPORATION

SHARE OPTION PLAN

1. Purpose of Plan

The purpose of this plan is to aid in attracting, retaining and motivating the officers, directors, employees and other eligible Service Providers of Grande Cache Coal Corporation and its subsidiaries in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity through Options to acquire an increased proprietary interest in the Corporation.

2. Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a) **"Black-Out Period"** means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(b) **"Board"** means the board of directors of the Corporation as constituted from time to time;

(c) **"business day"** means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta are generally not open for business;

(d) **"Change of Control"** means:

(i) a successful takeover bid; or

(ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:

(I) a person or group of persons "acting jointly or in concert" (as defined in the *Securities Act* (Ontario)), as amended from time to time); or

(II) an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or interests of the Corporation; and

(B) members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change;

(iii) Incumbent Directors no longer constituting a majority of the Board; or

(iv) the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph (d)(ii) above was applicable to the transaction); or

(v) any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;

(e) "**Common Shares**" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 11 hereof, such other Common Shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(f) "**Committee**" means a special committee of the Board appointed from time to time by the Board to administer the Plan or, if no such committee is appointed, the Board;

(g) "**Corporation**" means Grande Cache Coal Corporation, and includes any successor corporation thereof;

(h) "**Exchange**" means the TSX or, if the Common Shares are not then listed and posted for trading on the TSX, such stock exchange on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board;

(i) "**Fair Market Value**" with respect to a Common Share, as at any date, means the weighted average of the prices at which the Common Shares traded on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Common Shares occurs) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(j) "**Incumbent Directors**" means any member of the Board who was a member of the Board at the effective date of the Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(k) "**Insider**", "**associate**" and "**affiliate**" each have the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(l) "**Market Price**" means the last closing price of the Common Shares on the TSX preceding the time of grant;

(m) "**Option**" means an option to purchase Common Shares granted pursuant to the provisions hereof;

(n) "**Option Agreement**" has the meaning ascribed thereto in Article 17 hereof;

(o) "**Optionees**" means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(p) "**Plan**" means this share option plan of the Corporation, as the same may be amended or varied from time to time;

(q) "**Security Based Compensation Arrangements**" has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(r) "**Service Provider**" means a director, officer, employee and a person or company engaged by the Corporation or a subsidiary of the Corporation to provide services for an intended initial, renewable or extended period of twelve months or more;

(s) **"takeover bid"** means a "take-over bid" as defined in the *Securities Act* (Ontario), as amended from time to time, pursuant to which the "offeror" would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Common Shares; and

(t) **"TSX"** means the Toronto Stock Exchange.

3. Administration

The Plan shall be administered by the Committee pursuant to rules of procedure fixed by the Board.

4. Granting of Options

The Committee may from time to time designate officers, directors, employees and other eligible Service Providers of the Corporation and its subsidiaries to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Article 5 hereof.

5. Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a) the maximum number of Common Shares issuable on exercise of outstanding Options at any time shall be limited to 10% of the aggregate number of issued and outstanding Common Shares, less the number of Common Shares issuable pursuant to all other Security Based Compensation Arrangements;

(b) the number of Common Shares reserved for issuance to any one Optionee will not exceed 5% of the issued and outstanding Common Shares;

(c) the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; and

(d) the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares.

For the purposes of this Article 5, any increase in the issued and outstanding Common Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any decrease in the number of Options outstanding due to the exercise of Options, will make new grants available under the Plan.

Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

6. Vesting

The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-third (1/3) of the total number of Common Shares subject to the Options on each of the first, second and third anniversaries of the date of grant (computed in each case to the nearest whole Common Share). Notwithstanding the foregoing, the Committee may, at its sole

discretion at any time or in the Option Agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

7. Option Price

The exercise price of Options granted under the Plan shall be fixed by the Committee when such Options are granted, provided that the exercise price of Options shall not be less than the Market Price of the Common Shares at the time an Option is granted (or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant).

8. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of ten (10) years, as may be determined from time to time by the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five (5) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the Option shall terminate on the date determined by the Committee which shall not be more than twelve (12) months from the date of death and, in the absence of any determination to the contrary, will be six (6) months from the date of death;

(b) if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation (other than by reason of death or termination for cause), the Option shall terminate on the expiry of the period not in excess of six (6) months as prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director or officer of, or an employee (in active employment carrying out regular and normal duties) of or a consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation and, in the absence of any determination to the contrary, will terminate ninety (90) days following the date that the Optionee ceases to be a director or officer of, or an employee (in active employment carrying out regular and normal duties) of or a consultant or other Service Provider to, the Corporation or any subsidiary of the Corporation; and

(c) if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing);

provided that the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination of the Option: (i) shall in the case of death of the Optionee, be all of the Common Shares that may be acquired on exercise of the Options held by such Optionee (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death or termination for cause, shall be the number of Common Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be an officer, director, employee, consultant or other Service Provider, as the case may be.

If any Options may not be exercised due to any Black-Out Period at any time within the three (3) business day period prior to the normal expiry date of such Options (or the date of termination of such Options, as the case may be) (the "**Restricted Options**"), the expiry date (or termination date, as applicable) of all Restricted Options shall be extended for a period of seven (7) business days following the end of the Black Out Period (or such longer period as permitted by the Exchange and approved by the Committee).

The Plan does not confer upon an Optionee any right with respect to continuation of employment by or service provision to the Corporation or any subsidiary thereof, nor does it interfere in any way with the right of the

Optionee, the Corporation or a subsidiary thereof to terminate the Optionee's employment or service provision at any time.

9. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.

10. Surrender Offer

An Optionee may make an offer (the "**Surrender Offer**") to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed the Fair Market Value of the Common Shares less the exercise price of the Options) specified in the Surrender Offer by the Optionee and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee.

11. Alterations in Shares

In the event:

(a) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b) that any rights are granted to shareholders to purchase Common Shares at prices substantially below Fair Market Value; or

(c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities;

then the Board may make such adjustments to the Plan, to any Options and to any Option Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees hereunder.

12. Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Article 13 applies, if the Corporation enters into any transaction or series of transactions whereby the Corporation or all or substantially all of the Corporation's undertaking, property or assets would become the property of any other trust, body corporate, partnership or other person (a "**Successor**"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume all the covenants and obligations of the Corporation under this Plan and the Option Agreements outstanding on consummation of such transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and Option Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Option Agreements and the obligation of the Corporation to the Optionees in respect of the Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of the Options.

13. Acceleration of Vesting

Notwithstanding any other provision in this Plan, if there takes place a Change of Control, all issued and outstanding Options shall be exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.

14. No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option until certificates representing such Common Shares have been issued and delivered.

15. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to receipt of such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

16. Options to Companies

The provisions herein in respect of the grant of Options shall apply, with appropriate modifications, to the grant of Options to a company either: (i) wholly-owned by any person to whom Options may otherwise be granted hereunder; or (ii) controlled by any person to whom Options may otherwise be granted hereunder (and the shares of which are held directly or indirectly by any such person and such person's spouse, minor children and/or minor grandchildren); subject to any requirements of any applicable regulatory authority having jurisdiction.

17. Option Agreements

A written agreement (an "**Option Agreement**") will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which Option Agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, circumstances when vesting of Options may be accelerated, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The Option Agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. Such Option Agreements may also contain such other provisions not inconsistent with the provisions hereof as the Committee may determine. Until determined otherwise by the Committee, Option Agreements shall be in the form attached as Schedule "A" hereto.

18. Amendment or Discontinuance of the Plan

The Board may amend or discontinue the Plan at any time without the consent of an Optionee, provided that such amendment shall not adversely alter or impair any Option previously granted under the Plan except as otherwise permitted hereunder. In addition, the Board may, by resolution, amend this Plan and any Option granted under it without shareholder approval, provided however, that the Board will not be entitled to amend the Plan without Exchange and shareholder approval: (i) to increase the maximum number of Common Shares issuable pursuant to the Plan; (ii) to reduce the exercise price of an Option held by an Insider; or (iii) to extend the term of an Option held by an Insider.

19. Effective Time

This Plan shall be effective as of July 4, 2007.

SCHEDULE "A"

FORM OF SHARE OPTION AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of •, 200•.

BETWEEN:

GRANDE CACHE COAL CORPORATION, a body corporate existing pursuant to the laws of Alberta, having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

OF THE FIRST PART

AND

•, an individual resident in the City of •, in the • of • (the "**Optionee**")

OF THE SECOND PART

WHEREAS the Corporation has established a share option plan (the "**Plan**");

AND WHEREAS the Board of Directors of the Corporation has determined that options to purchase common shares of the Corporation pursuant to the Plan be granted to the Optionee as hereinafter provided for;

NOW THEREFORE in consideration of the services provided and to be provided by the Optionee to the Corporation or to one of the subsidiaries of the Corporation, as the case may be, THIS AGREEMENT WITNESSES and it is understood and agreed by and between the parties hereto as follows:

1. Grant of Option

Subject to the provisions hereinafter contained, the Corporation gives and grants to the Optionee options irrevocable unless otherwise terminated under the provisions of this Agreement up to and including 20•• (the "**Expiration Date**") to purchase • common shares of the Corporation (the "**Optioned Shares**"), as presently constituted, at a price of $• per share on the following basis, namely:

(a) one year from the date hereof the right to purchase one-third (1/3) of the Optioned Shares (rounded to the nearest full share) or • common shares shall vest in the Optionee and shall be exercisable thereafter on the terms and conditions set forth herein;

(b) two years from the date hereof the right to purchase an additional one-third (1/3) of the Optioned Shares (rounded to the nearest full share) or an additional • common shares shall vest in the Optionee and shall be exercisable thereafter on the terms and conditions set forth herein; and

(c) three years from the date hereof the right to purchase the balance of the Optioned Shares or an additional • common shares shall vest in the Optionee and shall be exercisable thereafter on the terms and conditions set forth herein.

Notwithstanding the foregoing, any written employment agreement entered into between the Corporation and the Optionee may provide for acceleration of vesting in certain circumstances and the Committee may accelerate the vesting and the right of the Optionee to exercise any of the options granted hereunder, at any time, at its sole discretion.

2. Term of Option

This option shall wholly terminate at the Expiration Date with respect to any Optioned Shares which shall not have been purchased hereunder by that date.

3. Manner of Exercise

This option shall be exercised by notice in writing given by the Optionee to the Corporation at its address for notice set out in clause 9 hereof (as changed from time to time thereunder), specifying the number of Optioned Shares in respect of which it is exercised and accompanied by payment in cash or certified cheque for the purchase price of all of the Optioned Shares specified in such notice, calculated in accordance with clause 1 hereof. As soon as practicable following receipt of the notice and payment aforesaid, the Corporation shall cause to be issued in the name of the Optionee a certificate representing the Optioned Shares in respect of which the option shall have been exercised.

4. Cessation of Employment or Office

In the event of the Optionee ceasing to be a director, officer, employee of, or consultant or other Service Provider to, either the Corporation or any subsidiary of the Corporation (other than by reason of death or termination for cause), this option shall terminate and become null and void as to any Optioned Shares not taken up and paid for pursuant hereto on the date (the "**Termination Date**") which is the first to occur of:

(a) the expiration of 90 days following the date of termination or resignation or, in the event the Optionee is an employee, expiration of 90 days following the date of cessation of employment (carrying out regular and normal duties), regardless of whether advance notice was provided of the cessation date; and

(b) the Expiration Date;

provided that the number of Optioned Shares that the Optionee shall be entitled to purchase until the Termination Date shall be the number of Optioned Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be a director or officer of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation, as the case may be, or in the event the Optionee is an employee of the Corporation or a subsidiary of the Corporation, the date of cessation of the employment (carrying out regular and normal duties), regardless of whether advance notice was provided of the cessation date. Notwithstanding the foregoing, if the Optionee shall no longer be a director, officer or employee of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing).

5. Death of Optionee

In the event of the death of the Optionee during the term of this option while the Optionee is still in the service of the Corporation, this option shall terminate and become null and void as to any Optioned Shares not taken up and paid for pursuant hereto on the date (the "**Termination Date**") which is the first to occur of:

(a) the expiration of six (6) months following the date of death; or

(b) the Expiration Date;

provided that the number of Optioned Shares that the Optionee's legal personal representative shall be entitled to purchase until the Termination Date shall be all of the Optioned Shares that may be acquired on exercise of the Options held by such Optionee whether or not previously vested, and the vesting of all such Options shall be accelerated on the date of death for such purpose.

6. **Assignment**

This option shall not be assignable by the Optionee either in whole or in part and, upon any purported assignment being made in contravention of the terms hereof, this option shall become null and void and of no further force or effect.

7. **Enurement**

Except as otherwise set forth herein, this Agreement shall be binding upon and enure to the benefit of the heirs, executors, administrators and successors of the Optionee and of the Corporation, respectively.

8. **Time**

Time shall be of the essence of this Agreement.

9. **Notice**

All notices required or allowed to be given under this Agreement shall be made either personally or by mailing the same by prepaid registered post to:

The Optionee: •

The Corporation: Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T67

Notices delivered personally shall be deemed to be received on the day of delivery, Saturdays, Sundays and statutory holidays excepted; notices given by mail shall be deemed to have been received by the addressee on the fourth business day following the date of mailing. Either party may change its address for notice hereunder in the above manner.

10. **Obligation to Purchase**

Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee shall have exercised the option to purchase in the manner hereinbefore provided.

11. **Rights Prior to Exercise**

The Optionee shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares subject to this Agreement (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Optioned Shares in respect of which the Optionee shall have exercised the option to purchase hereunder and which the Optionee shall have actually taken up and paid for.

12. **Agreement Subject to Plan**

The Optionee acknowledges receipt of a copy of the Plan and hereby agrees that the terms and conditions of the Plan shall govern the Options granted hereby including, without limitation, all amendments to the Plan: (i) required by any applicable stock exchange or other regulatory authority; (ii) made by the Committee in accordance with the Plan; or (iii) otherwise consented to by the Optionee; and that this Agreement shall be deemed to be amended in accordance with any such amendments to the Plan. In the event of a conflict between the terms of this Agreement and the Plan, the terms of the Plan shall govern. The Optionee acknowledges that it has read and understands the provisions of the Plan. Capitalized words and phrases used herein but not defined herein have the meanings set forth in the Plan.

13. Regulatory Approvals

This Agreement shall not become effective and none of the Optioned Shares shall be issued until the approval of any stock exchange on which the Corporation's common shares are traded is obtained to the granting of the option provided for herein and, if required by any such stock exchange, approval of the shareholders of the Corporation to the grant of this option or to the Plan. In the event that the approval of such stock exchange is not so obtained within a period as may be specified by the Committee or if shareholder approval is not so obtained, if required, at the next meeting of shareholders of the Corporation, this Agreement shall terminate and cease to be of any force or effect.

14. Cessation of Employment

For the purposes of this Agreement, the Optionee shall be deemed to have ceased to be an employee of the Corporation or any subsidiary of the Corporation, as applicable, and the Optionee shall be deemed to have been terminated or resigned from employment or a consulting arrangement with the Corporation for the purposes hereof on the first to occur of such termination or resignation or the date (as determined by the Committee) that the Optionee ceases in the active performance of all of the regular duties of the Optionee's job, which includes the carrying on of all of the usual and customary day to day duties of the job for the normal and scheduled number of hours in each working day; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Corporation in respect of such termination of employment or consulting arrangement.

15. Employment by Subsidiary

For purposes of this Agreement, reference herein to employment by, consulting or Service Provider to, or the directorship of the Corporation of the Optionee shall be deemed to include employment by, consulting or Service Provider to or the directorship of any of the Corporation's subsidiaries of the Optionee, as the context requires.

IN WITNESS WHEREOF the parties hereto have hereunto executed and delivered this Agreement as of the day and year first above written.

GRANDE CACHE COAL CORPORATION

Per: ______________________________

SIGNED, SEALED AND DELIVERED in the presence of:

______________________________ ______________________________

Witness •

SCHEDULE "B"

GRANDE CACHE COAL CORPORATION

RESTRICTED SHARE UNIT PLAN
EFFECTIVE JULY 4, 2007

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

For purposes of the Plans:

(a) "**Account**" means an account maintained by the Plan Administrator for each Participant and which will be credited with RSUs in accordance with the terms of the Plans;

(b) "**Award Date**" means the date or dates on which an award of RSUs is made to a Participant in accordance with section 4.2 or 5.2;

(c) "**Basic Administration Expenses**", as determined in the Board's sole discretion, may include, but shall not be limited to, expenses incurred in connection with the establishment and tracking of Accounts and the preparation and distribution of Account statements, ancillary administration costs, fees and expenses payable pursuant to the terms of any agreement or agreements executed from time to time between the Corporation and either the Trustee or the Plan Administrator, any brokerage fees or commissions applicable to the purchase of Shares to be delivered to Participants upon the vesting of RSUs granted under the Market Plan, and any fees of the Corporation's transfer agent incurred in connection with the issuance or transfer of Shares under the Plans;

(d) "**Board**" means the board of directors of the Corporation as constituted from time to time;

(e) "**Change of Control**" means:

(i) a successful takeover bid; or

(ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:

(I) a person or group of persons "acting jointly or in concert" (as defined in the OSA); or

(II) an affiliate or associate of such person or group of persons:

holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or interests of the Corporation; and

(B) members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change;

(iii) Incumbent Directors no longer constituting a majority of the Board; or

(iv) the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is

continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph (e)(ii) above was applicable to the transaction); or

(v) any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plans;

(f) "**Committee**" has the meaning ascribed thereto in section 2.4;

(g) "**Company Contributions**" means the cash contributions made to the Trustee from time to time by the Corporation for purposes of allowing the Trustee to purchase Shares through the facilities of an Exchange. as contemplated in section 4.5;

(h) "**Corporation**" means Grande Cache Coal Corporation, and includes any successor entity thereto;

(i) "**Director**" means a person who is a director of the Corporation;

(j) "**Dividend Equivalent**" means a bookkeeping entry whereby each RSU is credited with the equivalent amount of the dividend paid on a Share in accordance with section 4.3 or 5.3, as applicable;

(k) "**Dividend Market Value**" means the Fair Market Value per Share on the dividend record date;

(l) "**Employee**" means an employee of the Corporation, other than seasonal and contract employees and independent contractors, and who is not a Director of the Corporation;

(m) "**Exchange**" means the TSX or any other stock exchange on which Shares are listed and posted for trading, as applicable;

(n) "**Fair Market Value**" with respect to a Share, as at any date, means the weighted average of the prices at which the Shares traded on the TSX (or, if the Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said exchange immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith.

(o) "**Forfeited RSU**" means a RSU that relates to an award of RSUs that does not vest and is forfeited by a Participant pursuant to section 6.4 or 6.6, as applicable;

(p) "**Forfeiture Date**" means the date, as determined by the Board, on which a Participant:

(i) resigns from employment with the Corporation as contemplated in section 6.4 and "**Forfeiture Date**" in such circumstances specifically does not mean the date on which any period of reasonable notice that the Corporation may be required at law to provide to the Participant, would expire; or

(ii) is terminated as contemplated in section 6.6 and, except as specifically provided in section 6.6, "**Forfeiture Date**" specifically does not mean the date on which any statutory or common law severance period or any period of reasonable notice that the Corporation may be required at law to provide to the Participant, would expire;

(q) "**Incumbent Directors**" means any member of the Board who was a member of the Board at the effective date of the Plans and any successor to an Incumbent Director who was recommended or elected or

appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(r) "**Insider**", "**associate**" and "**affiliate**" each have the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(s) "**Market Plan**" means the Restricted Share Unit Plan established by the Corporation under Article 4 and pursuant to which Shares are purchased by the Trustee through the facilities of an Exchange and held by the Trustee in the Market Plan Trust Fund pending delivery to Participants upon the vesting of corresponding RSUs;

(t) "**Market Plan Trust Fund**" means the assets held by the Trustee pursuant to the Market Plan, as more fully set out in section 4.7;

(u) "**Options**" means options to purchase Shares granted under the Corporation's Share Option Plan, as amended from time to time;

(v) "**OSA**" means the *Securities Act* (Ontario) or its successor, as amended from time to time;

(w) "**Participant**" means a Service Provider determined to be eligible to participate in the Plans in accordance with section 3.1 and, where applicable, a former Service Provider deemed eligible to continue to participate in the Plans in accordance with section 6.5 or 6.6;

(x) "**Plans**" means the Market Plan and the Treasury Plan;

(y) "**Plan Administrator**" means the Corporation acting in its capacity as administrator of the Plans or any third party service provider, if any, retained from time to time by the Corporation to perform certain of the administrative functions of the Plans as delegated by the Board in accordance with section 2.4;

(z) "**Retirement**" means the retirement of a Participant at normal retirement age or earlier in accordance with the then policies and practices of the Corporation or as otherwise approved by the Board, and "**Retire**" has a corresponding meaning;

(aa) "**RSU**" means a unit equivalent in value to a Share credited by means of a bookkeeping entry in the Participants' Accounts;

(bb) "**RSU Agreement**" has the meaning set forth in section 3.2;

(cc) "**Security Based Compensation Arrangements**" has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(dd) "**Service Provider**" means a director, officer, employee (including an Employee) of the Corporation or its subsidiaries and a person or company engaged by the Corporation or a subsidiary to provide services for an initial, renewable or extended period of twelve months or more;

(ee) "**Share**" means a common share of the Corporation;

(ff) "**takeover bid**" means a "take-over bid" as defined in the OSA pursuant to which the "offeror" would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Shares;

(gg) "**Treasury Plan**" means the Restricted Share Unit Plan established by the Corporation under Article 5 and pursuant to which Shares are issued to Participants by the Corporation from treasury upon the vesting of corresponding RSUs;

(hh) "**Trustee**" means such trustee or trustees from time to time appointed for purposes of the Market Plan pursuant to section 4.11; and

(ii) "**TSX**" means the Toronto Stock Exchange.

1.2 Interpretation

Words in the singular include the plural and words in the plural include the singular. Words importing male persons include female persons, corporations or other entities, as applicable. The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof. The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to this document as a whole and not to any particular article, section, paragraph or other part hereof.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE PLANS

2.1 Purpose

The Plans have been established to retain and motivate eligible Service Providers and to promote a greater alignment of interests between Service Providers and the shareholders of the Corporation.

2.2 Administration of the Plans

The Plans shall be administered by the Board or by a committee of the Board in accordance with section 2.4.

2.3 Authority of the Board

The Board shall have the full power to administer the Plans, including, but not limited to, the authority to:

(a) interpret and construe any provision hereof and decide all questions of fact arising in their interpretation;

(b) adopt, amend, suspend and rescind such rules and regulations for administration of the Plans as the Board may deem necessary in order to comply with the requirements of the Plans, or in order to conform to any law or regulation or to any change in any laws or regulations applicable thereto;

(c) determine the individuals to whom RSUs may be awarded;

(d) award such RSUs on such terms and conditions as it determines including, without limitation: the time or times at which RSUs may be awarded; the time or times when each RSU becomes exercisable and the term of the RSU; whether restrictions or limitations are to be imposed on the Shares issued pursuant to an RSU and the nature of such restrictions or limitations, if any; any acceleration or waiver of termination or forfeiture regarding any RSU, based on such factors as the Board may determine;

(e) take any and all actions permitted by the Plans; and

(f) make any other determinations and take such other action in connection with the administration of the Plans that it deems necessary or advisable.

2.4 Delegation of Authority

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee (the "**Committee**") of the Board all or any of the powers conferred on the Board under the Plans. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms

authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of the Plans in this context is final and conclusive.

The Board or the Committee may delegate or sub-delegate to a Plan Administrator or any director or officer of the Corporation the whole or any part of the administration of the Plans and shall determine the scope of such delegation or sub-delegation in its sole discretion.

2.5 Discretionary Relief

Notwithstanding any other provision hereof, the Board may, in its sole discretion, waive any condition set out herein if it determines that specific individual circumstances warrant such waiver.

2.6 Amendment, Suspension, or Termination of Plans

(a) The Board may, from time to time, amend the terms set out herein or suspend the Plans in whole or in part and may at any time terminate the Plans without prior notice. However, except as expressly set forth herein, no such amendment, suspension, or termination may adversely affect RSUs credited to the Participants' Accounts at the time of such amendment, suspension, or termination without the consent of the affected Participant(s). In addition, the Board may, by resolution, amend the Plans and any RSU, without shareholder approval, provided however, that the Board will not be entitled to amend the Treasury Plan without Exchange and shareholder approval: (i) to increase the maximum number of Shares issuable pursuant to the Treasury Plan; (ii) to extend the term of an RSU under the Treasury Plan held by an Insider; or (iii) in any other circumstances where Exchange and shareholder approval is required by the Exchange.

(b) Without limitation of paragraph 2.6(a), the Board may correct any defect or supply any omission or reconcile any inconsistency in the Plans in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to the Plans, and may make such determinations as it deems necessary or desirable for the administration of the Plans.

(c) No amendment, change or modification shall be made to the Market Plan that will alter the duties of the Trustee without the Trustee's written consent.

(d) On termination of a Plan, any outstanding awards of RSUs under such Plan shall immediately vest and the number of Shares corresponding to the RSUs that have been awarded shall be delivered to the Participant in accordance with sections 4.9 and 5.7, as applicable. The Plans will finally cease to operate for all purposes when the last remaining Participant receives delivery of all Shares corresponding to RSUs credited to the Participant's Account and any Shares held in the Market Plan Trust Fund corresponding to any Forfeited RSUs are sold by the Trustee in accordance with section 6.8.

2.7 Final Determination

Any determination or decision by, or opinion of, the Board, the Committee or a director or officer of the Corporation made or held pursuant to the terms set out herein shall be made or held reasonably and shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their beneficiaries and legal representatives.

Subject to section 2.5, all rights, entitlements and obligations of Participants under the Plans are set forth in the terms hereof and cannot be modified by any other documents, statements or communications, except by amendment to the terms set out herein referred to in section 2.6.

2.8 Taxes

A Participant shall be solely responsible for reporting and paying income tax payable in respect of the Shares received by the Participant under the Plans. The Corporation will provide each Participant with (or cause

each Participant to be provided with) a T4 slip or such requisite statement as may be required by applicable law to report income for income tax purposes.

2.9 Expenses

Subject to section 6.8, the Corporation shall pay all Basic Administration Expenses.

2.10 Information

Each Participant shall provide the Corporation with all of the information (including personal information) that it requires in order to administer the Plans. The Corporation may from time to time transfer or provide access to such information to the Trustee or the Plan Administrator for purposes of the administration of the Plans.

2.11 Account Information

Information pertaining to the RSUs in Participants' Accounts will be made available to the Participants at least annually in such manner as the Plan Administrator may determine and shall include such matters as the Board may determine from time to time or as otherwise may be required by law.

2.12 Indemnification

Each member of the Board or Committee is indemnified and held harmless by the Corporation against any cost or expense (including any sum paid in settlement of a claim with the approval of the Corporation) arising out of any act or omission to act in connection with the terms hereof to the extent permitted by applicable law. This indemnification is in addition to any rights of indemnification a Board or Committee member may have as director or otherwise under the by-laws of the Corporation, any agreement, any vote of shareholders, or disinterested Directors, or otherwise.

ARTICLE 3
ELIGIBILITY AND PARTICIPATION IN THE PLANS

3.1 Participation

The Board, in its sole discretion, shall determine, or shall delegate to the Committee the determination of which Service Providers will participate in either of the Plans.

3.2 RSU Agreement

A Participant shall confirm acknowledgement of an award of RSUs made to such Participant in such form as determined by the Board from time to time (the "**RSU Agreement**"), within such time period and in such manner as specified by the Board or the Plan Administrator. If acknowledgement of an award of RSUs is not confirmed by a Participant within the time specified, the Corporation reserves the right to revoke the crediting of RSUs to the Participant's Account.

3.3 Participant's Agreement to be Bound

Participation in either of the Plans by any Participant shall be construed as irrevocable acceptance by the Participant of the terms and conditions set out herein and all rules and procedures adopted hereunder and as amended from time to time.

ARTICLE 4
THE MARKET PLAN

4.1 The Market Plan

The Market Plan is hereby established for Participants.

4.2 Grant of RSUs

Subject to section 3.2, an award of RSUs will be made and the number of such RSUs awarded will be credited to each Participant's Account, effective as of the Award Date. The number of RSUs to be credited to each Participant's Account shall be determined by the Board, or the Committee if delegated by the Board to do so, each in its sole discretion. The RSUs credited to a Participant's Account pursuant to this section shall be noted as having been granted under the Market Plan.

4.3 Credits for Dividends

A Participant's Account shall be credited with a Dividend Equivalent in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Shares. Such Dividend Equivalent shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs recorded in the Participant's Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.

4.4 Vesting

(a) Subject to Article 6, an award of RSUs under the Market Plan shall vest in accordance with the terms specified in the Participant's RSU Agreement. The vesting provisions in any RSU Agreement will be determined either by the Board, or the Committee if delegated by the Board to do so, each in its sole discretion; provided that unless forfeited prior to such date, all awards of RSUs under the Market Plan shall vest no later than December 15 of the third calendar year following the Award Date of the corresponding RSU, or such later date as may be permitted by applicable income tax laws.

(b) For greater certainty, the vesting of RSUs may be determined from time to time by the Board, or the Committee if so delegated by the Board, to include criteria such as, but not limited to:

  (i) time vesting, in which a Share is not delivered to a Participant until the Participant has held the corresponding RSU for a specified period of time; and

  (ii) performance vesting, in which the number of Shares to be delivered to a Participant for each RSU that vests may fluctuate based upon the Corporation's performance and/or the market price of the Shares, in such manner as determined by the Board or, if so delegated, the Committee, in their sole discretion.

4.5 Restricted Share Purchases by Trustee

At its discretion, the Corporation shall remit one or more Company Contributions to the Trustee in the amount necessary to allow the Trustee to arrange for the purchase of Shares equal to the maximum number of Shares that may be delivered to a Participant upon the vesting of RSUs awarded to Participants under section 4.2 prior to the date that such RSUs vest in accordance with section 4.4.

The Trustee shall arrange for the purchase of the requisite number of Shares through an Exchange participating organization and the facilities of the Exchange as soon as practicable (but in any event within 30 calendar days) after receipt of any Company Contributions. The Shares shall be purchased at prevailing market prices and in accordance with any Exchange rules applicable thereto.

In the event that any Company Contribution received by the Trustee is insufficient to acquire the number of Shares required at a particular time, the Trustee will notify the Corporation of the additional Company Contribution required and the Corporation shall forthwith provide such amount to the Trustee.

The Corporation will be responsible for, and Company Contributions may be used by the Trustee to pay, all brokerage commissions or similar fees in connection with such purchases.

4.6 Limit on Purchases

Notwithstanding the provisions of section 4.5, the Trustee, in its discretion, may limit the daily volume of purchases of Shares or cause such purchases to be made over several trading days to the extent that such action is deemed by it to be necessary to avoid disrupting the market price for Shares or otherwise be in the best interests of the Corporation.

4.7 Assets of the Market Plan Trust Fund

The Trustee shall receive Company Contributions from the Corporation. Company Contributions and the Shares acquired therewith shall constitute the Market Plan Trust Fund and shall be held, administered and dealt with by the Trustee pursuant to the terms of the Market Plan.

4.8 Registration of Shares and Rights of Ownership

All Shares purchased by the Trustee pursuant to the Market Plan shall be registered in the name of the Trustee or a nominee thereof and shall be held in the Market Plan Trust Fund in accordance with the terms hereof.

Each Participant shall have the right and shall be afforded the opportunity to instruct the Trustee in writing how to vote, on any issue coming before the holders of Shares, with respect to the Shares held for the benefit of such Participant by the Trustee in the Market Plan Trust Fund at the record date for any meeting of the holders of Shares. Instructions by a Participant to the Trustee shall be in such form and delivered pursuant to such regulations as the Board may prescribe, subject to the approval of the Trustee, and any such instructions to the Trustee shall remain in the strict confidence of the Trustee. If the Trustee does not receive timely and proper instructions from a Participant regarding the voting of Shares held for the benefit of such Participant by the Trustee in the Market Plan Trust Fund, such Shares shall not be voted. Similar procedures shall apply to any consent solicitation of the holders of Shares. Shares corresponding to Forfeited RSUs shall not be voted.

4.9 Delivery of Shares by the Trustee on Vesting

The Trustee shall, as soon as practicable after the relevant vesting date of any award of RSUs under the Market Plan, withdraw from the Market Plan Trust Fund the number of Shares required to be delivered to a Participant upon the vesting of RSUs in the Participant's Account and shall transfer title, register and deliver certificates for such Shares to the Participant by first class insured mail, unless the Trustee shall have received alternate instructions from the Participant (through the Plan Administrator) for the registration and/or delivery of the certificates. For greater certainty, unless forfeited prior to such date, all Shares to be delivered to Participants upon the vesting of RSUs shall be delivered to Participants no later than December 31st of the third calendar year following the Award Date of the RSUs awarded to the Participants, or such later date as may be permitted by applicable income tax laws.

4.10 Changes in Shares

In the event there is any change in Shares through the declaration of stock dividends or subdivisions, consolidations, or exchanges of Shares or otherwise, the number of Shares available for issuance upon the vesting of RSUs granted under the Market Plan shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Market Plan.

4.11 Trustee

The Committee will appoint one or more persons or a company to act as Trustee and purchasing agent for the Market Plan upon the grant of any RSUs under the Market Plan.

ARTICLE 5
THE TREASURY PLAN

5.1 The Treasury Plan

The Treasury Plan is hereby established for Participants.

5.2 Grant of RSUs

Subject to section 3.2, an award of RSUs pursuant to the Treasury Plan will be made and the number of such RSUs awarded will be credited to each Participant's Account, effective as of the Award Date. The number of RSUs to be credited to each Participant's Account shall be determined by the Board, or the Committee delegated by the Board to do so, each in its sole discretion. The RSUs credited to a Participant's Account pursuant to this section shall be noted as having been granted under the Treasury Plan.

5.3 Credits for Dividends

A Participant's Account shall be credited with a Dividend Equivalent in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Shares. Such Dividend Equivalent shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs recorded in the Participant's Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.

5.4 Vesting

(a) Subject to Article 6, an award of RSUs under the Treasury Plan shall vest in accordance with the terms specified in the Participant's RSU Agreement. The vesting provisions in any RSU Agreement will be determined either by the Board, or the Committee if delegated by the Board to do so, each in its sole discretion; provided that unless forfeited prior to such date, all awards of RSUs under the Treasury Plan shall vest no later than December 15 of the third calendar year following the Award Date of the corresponding RSU, or such later date as may be permitted by applicable income tax laws.

(b) For greater certainty, the vesting of RSUs may be determined from time to time by the Board or the Committee if so delegated by the Board, to include criteria such as, but not limited to:

- (i) time vesting, in which a Share is not delivered to a Participant until the Participant has held the corresponding RSU for a specified period of time; and

- (ii) performance vesting, in which the number of Shares to be delivered to a Participant for each RSU that vests may fluctuate based upon the Corporation's performance and/or the market price of the Shares, in such manner as determined by the Board or, if so delegated, the Committee, in their sole discretion.

5.5 Allotment of Shares for Issuance by the Corporation

The Corporation shall allot for issuance from treasury such number of Shares corresponding to the maximum number of Shares that may be deliverable to Participants upon the vesting of RSUs awarded to Participants under the Treasury Plan.

5.6 Limits on Issuances

Subject to adjustments in accordance with section 5.3 of the Treasury Plan, the maximum number of Shares available for issuance under the Treasury Plan and the Corporation's Share Option Plan at any time shall not exceed a number of Shares equal to 10.0% of the aggregate number of Shares issued and outstanding from time to time. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the shareholders.

In the event there is any change in the Shares through the declaration of stock dividends or subdivisions, consolidations or exchanges of Shares, or otherwise, the number of Shares available for issuance upon the vesting of RSUs granted under the Treasury Plan shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Treasury Plan.

In addition, the number of Shares reserved for issuance and which may be issued pursuant to the Treasury Plan and other Security Based Compensation Arrangements established by the Corporation shall be limited as follows:

(a) the number of Shares reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding Shares;

(b) the number of Shares reserved for issuance under all Security Based Compensation Arrangements granted to Insiders shall not exceed 10% of the issued and outstanding Shares; and

(c) the number of Shares that may be issued to Insiders within any one-year period under all Security Based Compensation Arrangements shall not exceed 10% of the issued and outstanding Shares.

For the purposes of this section 5.6, any increase in the issued and outstanding Shares (whether as a result of the issue of Shares pursuant to RSUs or Options or otherwise) will result in an increase in the number of Shares that may be issued pursuant to RSUs at any time and any increase in the number of RSUs granted will, upon issue of Shares pursuant to such RSUs, make new RSUs available under the Plan.

RSUs that are forfeited or otherwise cancelled, terminated or expire shall result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of RSUs pursuant to this Plan to the extent of any Shares issuable thereunder that are not issued under such forfeited or otherwise cancelled, terminated or expired RSUs.

5.7 Delivery of Shares by the Corporation on Vesting

The Corporation shall, as soon as practicable after the relevant vesting date of any award of RSUs under the Treasury Plan, issue from treasury to each Participant the number of Shares required to be delivered to a Participant upon the vesting of such Participant's RSUs in the Participant's Account. The Corporation shall register and deliver certificates for such Shares to the Participant by first class insured mail, unless the Corporation shall have received alternative instructions from the Participant (through the Plan Administrator) for the registration and/or delivery of the certificates.

5.8 Surrender Offer

An Participant may make an offer (the "**Surrender Offer**") to the Corporation, at any time, for the disposition and surrender by the Participant to the Corporation (and the termination thereof) of any of the RSU's granted hereunder for an amount (not to exceed the Fair Market Value of the RSU's) specified in the Surrender Offer by the Participant and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the RSU's in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Participant any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Participant.

ARTICLE 6
ACCELERATED VESTING AND FORFEITURE

6.1 Accelerated Vesting

The Board in its sole discretion may, by resolution, permit all unvested awards of RSUs to vest immediately and the Shares corresponding to the RSUs in the Participants' Accounts to be delivered in accordance with section 4.9 or 5.7, as applicable.

6.2 Delivery on Forfeiture

Unless otherwise determined by the Board or unless otherwise provided in a RSU Agreement pertaining to a particular RSU or any written employment, consulting or other agreement governing a Participant's role as a Service Provider, where a Participant ceases to be a Participant pursuant to sections 6.4 or 6.6, any Shares corresponding to any remaining vested award of RSUs shall be delivered to the former Participant in accordance with section 4.9 or 5.7, as applicable, as soon as practicable after the Forfeiture Date and the former Participant shall not be entitled to any further distribution of Shares or any payment from the Plans.

6.3 Retirement

If a Participant Retires from employment with the Corporation before all awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, such RSUs shall vest on the effective date of Retirement, as determined by the Board, and the delivery of certificates for Shares shall be made to the Participant in accordance with sections 4.9 or 5.7, as applicable.

6.4 Resignation

Unless otherwise determined by the Board or unless otherwise provided in a RSU Agreement pertaining to a particular RSU or any written employment, consulting or other agreement governing a Participant's role as a Service Provider, if a Participant resigns from employment with the Corporation, as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, such Participant shall cease to be a Participant as of the Forfeiture Date, and the former Participant shall forfeit all unvested awards respecting RSUs in the Participant's Account effective as at the Forfeiture Date.

6.5 Disability and Leaves of Absence

If a Participant becomes eligible for long-term disability benefits under the terms of a long-term disability plan of the Corporation or is eligible for short term disability or is on approved leave, as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, such Participant shall be deemed to continue to be a Participant for purposes of the Plans. For greater certainty, so long as a Participant continues to be deemed a Participant for purposes of this paragraph, the vesting of such Participant's RSUs pursuant to section 4.4 or 5.4, as applicable, the delivery of certificates for Shares pursuant to sections 4.9 or 5.7, as applicable, and this Article 6 shall continue to apply to such Participant.

6.6 Termination of Employment

Unless otherwise determined by the Board or unless otherwise provided in an RSU Agreement pertaining to a particular RSU or any written employment, consulting or other agreement governing a Participant's role as a Service Provider, if a Participant is terminated from the Corporation for any reason (including involuntary termination without cause), as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, such

Participant shall cease to be a Participant as of the Forfeiture Date, and the former Participant shall forfeit all awards respecting unvested RSUs in his Account effective as at the Forfeiture Date. Notwithstanding the previous sentence, in the event of an involuntary termination without cause, the Board may, in its sole discretion, permit a Participant to continue to participate in the Plans during any statutory or common law severance period or any period of reasonable notice that the Corporation may be required at law or pursuant to any written employment, consulting or other agreement governing a Participant's role as a Service Provider to provide to the Participant. In such circumstances, the Participant shall cease to be a Participant following the expiry of the severance period.

6.7 Death

If a Participant dies before all of the awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, all unvested awards respecting RSUs will vest effective on the date of death. The Corporation and/or Plan Administrator will notify the Trustee as soon as practicable after receiving notice of such death. Upon receipt of satisfactory evidence of the Participant's death from the authorized legal representative of the deceased Participant, the Shares corresponding to the number of RSUs in such Participant's Account shall be paid out to the legal representative of the deceased former Participant's estate in accordance with section 4.9 or 5.7, as applicable.

6.8 Forfeited Shares

The Trustee shall sell a sufficient number of Shares held in the Market Plan Trust Fund corresponding to Forfeited RSUs through an Exchange participating organization and the facilities of the Exchange and shall use the proceeds of such sale to pay Basic Administration Expenses of the Trustee under the Market Plan and to return amounts in respect of Company Contributions. The Trustee, in its discretion, may limit the daily volume of such sale(s) or cause such sales to be made over several trading days to the extent that such action is deemed by it to be necessary to avoid disrupting the market price for Shares or otherwise be in the best interests of the Corporation. To the extent that the proceeds of such sale(s) of such Shares exceed the Basic Administration Expenses of the Trustee, the excess sale proceeds shall revert to the Corporation as soon as practicable as a return of Company Contributions. The Trustee may also use Shares corresponding to Forfeited RSUs to satisfy any future awards of RSUs made pursuant to section 4.2. In no circumstances shall the Trustee transfer and deliver Shares (including any which correspond to Forfeited RSUs) to the Corporation.

6.9 Termination on Divestiture

(a) In the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of the Corporation results in the termination of a Participant's term as an officer, director or employee of the Corporation and such Participant becomes a director, officer or employee of the person acquiring or operating such business unit, the Board may:

(i) accelerate the vesting of all or any portion of a Participant's RSUs; or

(ii) determine that such Participant shall continue to be a Participant for the purposes of the Plan, but subject to such terms and conditions (including vesting), if any, established by the Board in its sole discretion.

(b) In the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of the Corporation results in the termination of employment of a Participant and such Participant is not offered another directorship, office or employment with the Corporation or a subsidiary of the Corporation, or with the entity to whom the divestiture is made (or any affiliate thereof), then the provisions of section 6.6 shall apply.

6.10 Change of Control

(a) Upon the Corporation entering into an agreement relating to, or otherwise becoming aware of, a transaction which, if completed, would result in a Change of Control, the Corporation shall give written notice of the

proposed transaction to the Participants not less than ten days prior to the closing of the transaction resulting in the Change of Control.

(b) Upon the occurrence of a Change of Control, all outstanding RSUs shall vest and become conditionally exercisable upon (or immediately prior to) the completion of the transaction resulting in the Change of Control. If any of such RSUs are not exercised on or prior to completion of the transaction resulting in the Change of Control, such unexercised RSUs shall terminate and expire upon the completion of the transaction resulting in the Change of Control. If, for any reason, the transaction, which would result in the Change of Control, is not completed, the acceleration of the vesting of the RSUs shall be retracted and vesting shall instead revert to the manner provided in the Plan and the RSU Agreement.

ARTICLE 7
GENERAL

7.1 Compliance with Laws

The administration of the Plans, including without limitation all purchases of Shares under the Market Plan or issuance of Shares under the Treasury Plan, shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted authority. Should the Corporation, in its sole discretion, determine that it is not feasible or desirable to deliver Shares pursuant to an award of RSUs due to such laws or regulations, its obligation shall be satisfied by means of an equivalent cash payment (equivalence being determined on a before-tax basis) less any applicable withholding taxes.

7.2 Reorganization of the Corporation

The existence of any RSUs or Shares corresponding to such RSUs shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

7.3 General Restrictions and Assignment

Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

The rights and obligations hereunder may be assigned by the Corporation to a successor in the business of the Corporation.

7.4 Market Fluctuations

No amount will be paid to, or in respect of, a Participant under the Plans to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

The Corporation makes no representations or warranties to Participants with respect to the Plans or the RSUs whatsoever. Participants are expressly advised that Company Contributions will be used to acquire Shares under the Market Plan and that the value of any RSUs and Shares under the Plans will fluctuate as the trading price of Shares fluctuates. If the Board or Committee has attached performance vesting criteria to any RSUs under sections 4.4 or 5.4, the number of Shares delivered to a Participant upon the vesting of such RSU may fluctuate based upon the terms of such vesting criteria.

In seeking the benefits of participation in the Plans, a Participant agrees to exclusively accept all risks associated with a decline in the market price of Shares and all other risks associated with the holding of RSUs.

7.5 No Rights to Employment

(a) Nothing in this document or in the opportunity to participate in the Plans shall confer upon any Participant any right to continued employment with the Corporation nor shall interfere in any way with the right of the Corporation to terminate the Participant's employment at any time.

(b) Nothing in this document or in the opportunity to participate in the Plans shall be construed to provide the Participant with any rights whatsoever to participate or to continue participation in the Plans, or to compensation or damages in lieu of participation or the right to participate in the Plans upon the termination of the Participant's employment for any reason whatsoever.

(c) A Participant shall not be entitled to any right to participate or to continue to participate in the Plans or to compensation or damages in lieu of participation or the right to participate in the Plans in consequence of the termination of his employment with the Corporation for any reason (including, without limitation, any breach of contract by the Corporation or in consequence of any other circumstances whatsoever).

7.6 No Trading on Undisclosed Information

No Participant shall in any manner participate in the trading of Shares based upon insider or undisclosed material corporate information. Any trading based on undisclosed material information by a Participant may be subject to prosecution and may result in discipline by the Corporation up to and including termination of a Participant's employment with the Corporation. Participants should consult the Disclosure, Confidentiality and Trading Policy of the Corporation available from the Corporation.

7.7 No Shareholder Rights

Under no circumstances shall RSUs be considered an interest in any Shares or other securities of the Corporation nor shall any Participant be considered to be the owner of any Shares by virtue of an award of RSUs until such RSUs have vested and Shares are delivered to the Participant in accordance with the terms of the Plans. RSUs shall not entitle any Participant to exercise voting rights with respect to Shares (except as provided in section 4.8) nor any other rights attaching to the ownership of Shares or other securities of the Corporation. To the extent the assets that constitute the Market Plan Trust Fund are insufficient to satisfy the rights of Participants under the Market Plan, such rights shall be no greater than the rights of an unsecured creditor of the Corporation.

7.8 Governing Law

The validity, construction and effect of the Plans and any actions taken or relating to the Plans shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

7.9 Currency

All amounts paid or values to be determined under the Plans shall be in Canadian dollars.

7.10 Severability

The invalidity or unenforceability of any provision of this document shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this document.

SCHEDULE "C"

GRANDE CACHE COAL CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of Grande Cache Coal Corporation ("**Grande Cache Coal**" or the "**Corporation**") is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Grande Cache Coal. In general terms, the Board will:

- in consultation with the Chief Executive Officer of the Corporation (the "**CEO**"), define the principal objectives of Grande Cache Coal;
- supervise the management of the business and affairs of Grande Cache Coal with the goal of achieving Grande Cache Coal's principal objectives as developed in association with the CEO;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that an adequate system of internal control exists and that there are adequate management information systems.

- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct and Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings and review Board materials prior to meetings.

- Engage in the process of determining Board member qualifications with the Compensation, Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide a comprehensive orientation to each new director and provide continuing education as required.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Develop a clear position description for the Chairman of the Board.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees, approve their respective mandates and the limits of authority delegated to each committee and develop clear position descriptions for the Chair of each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

- Independent directors shall meet regularly without non-independent directors and management participation.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Having regard to the Disclosure, Confidentiality and Trading Policy, the Chairman of the Board will act as a liaison between stakeholders and independent directors of the Board.

GRANDE CACHE COAL CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on August 23, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:00 pm, Mountain Time, on August 21, 2007.

Appointment of Proxyholder

I/We being a shareholder of GRANDE CACHE COAL CORPORATION (the "Company") hereby appoint: Robert H. Stan, President and Chief Executive Officer, of Calgary Alberta, or failing him, Anita L. Roncin, Vice President, Finance and Chief Financial Officer, of Calgary Alberta

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of GRAND CACHE COAL CORPORATION (the "Meeting") to be held at the TELUS Convention Centre, TELUS Room 104, 120 - 9th Ave S.E., Calgary, AB T2G 0P3, on August 23, 2007 at 1:00 pm and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the number of Directors

To set the number of directors to be elected at the Meeting at six (6) members.

For ☐ Against ☐

2. Election of Directors

The election of directors for the ensuing year of the six (6) nominees proposed by management in the information circular - proxy statement (the "**Information Circular**") of the Company dated July 4, 2007.

Vote FOR or WITHHOLD for all nominees proposed by Management

For ☐ Withhold ☐

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3. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration as such.

For ☐ Withhold ☐

4. Share Option Plan

To approve the new share option plan of the Company as more particularly described in the Information Circular.

For ☐ Against ☐

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5. Restricted Share Unit Plan

To approve the restricted share unit plan of the Company as more particularly described in the Information Circular.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements

Mark this box if you would NOT like to receive the annual financial statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 9 5 3 3 A R 2 G C B Q

GRANDE CACHE COAL CORPORATION

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of common shares of Grande Cache Coal Corporation (the "**Corporation**") held on August 23, 2007 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve fixing the number of members of the Board of Directors of the Corporation to be elected at the Meeting at six members.	Resolution approved
2.	Ordinary resolution to approve the election of the six nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated July 4, 2007.	Resolution approved
3.	Ordinary resolution to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration as such.	Resolution approved
4.	Ordinary resolution to approve a new share option plan of the Corporation as described in the information circular of the Corporation dated July 4, 2007.	Resolution approved
5.	Ordinary resolution to approve a restricted share unit plan of the Corporation as described in the information circular of the Corporation dated July 4, 2007.	Resolution approved

The resolutions to approve matter numbers 4 and 5 noted above were conducted by way of ballot. Attached to this report are the reports of Computershare Trust Company of Canada, the scrutineers of the Meeting, in respect of these ballots.

Dated at Calgary, Alberta this 24th day of August, 2007.

GRANDE CACHE COAL CORPORATION

Per: ____________________
Fred D. Davidson
Corporate Secretary

Computershare

GRANDE CACHE COAL CORPORATION

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON AUGUST 23, 2007

REPORT ON BALLOT

MOTION #4
Share Option Plan

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

	NUMBER OF VOTES	
FOR the motion	5,596,727	69.28 %
AGAINST the motion	2,481,483	30.72 %
Total	8,078,210	

Connor Doyle
Scrutineer

Scrutineer

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If the [illegible] has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or reported to us by third parties. In those cases, over-voting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and disclaims any liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

GRANDE CACHE COAL CORPORATION

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON AUGUST 23, 2007

REPORT ON BALLOT

MOTION #5
Restricted Share Unit Plan

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

	NUMBER OF VOTES	
FOR the motion	4,396,912	54.4%
AGAINST the motion	3,681,298	45.6%
Total	8,078,210	

Connor Doyle
Scrutineer

Scrutineer

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary accounts at the Depository as at record date to support the shares represented by voting instruction forms received directly from non objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

SHARE OPTION PLAN

GRANDE CACHE COAL CORPORATION

July 4, 2007

GRANDE CACHE COAL CORPORATION

SHARE OPTION PLAN

1. Purpose of Plan

The purpose of this plan is to aid in attracting, retaining and motivating the officers, directors, employees and other eligible Service Providers of Grande Cache Coal Corporation and its subsidiaries in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity through Options to acquire an increased proprietary interest in the Corporation.

2. Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a) "**Black-Out Period**" means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(b) "**Board**" means the board of directors of the Corporation as constituted from time to time;

(c) "**business day**" means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta are generally not open for business;

(d) "**Change of Control**" means:

(i) a successful takeover bid; or

(ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:

(I) a person or group of persons "acting jointly or in concert" (as defined in the *Securities Act* (Ontario)), as amended from time to time); or

(II) an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or interests of the Corporation; and

(B) members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change;

(iii) Incumbent Directors no longer constituting a majority of the Board; or

(iv) the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph (d)(ii) above was applicable to the transaction); or

(v) any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;

(e) "**Common Shares**" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 11 hereof, such other Common Shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(f) "**Committee**" means a special committee of the Board appointed from time to time by the Board to administer the Plan or, if no such committee is appointed, the Board;

(g) "**Corporation**" means Grande Cache Coal Corporation, and includes any successor corporation thereof;

(h) "**Exchange**" means the TSX or, if the Common Shares are not then listed and posted for trading on the TSX, such stock exchange on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board;

(i) "**Fair Market Value**" with respect to a Common Share, as at any date, means the weighted average of the prices at which the Common Shares traded on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Common Shares occurs) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(j) "**Incumbent Directors**" means any member of the Board who was a member of the Board at the effective date of the Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(k) "**Insider**", "**associate**" and "**affiliate**" each have the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(l) "**Market Price**" means the last closing price of the Common Shares on the TSX preceding the time of grant;

(m) "**Option**" means an option to purchase Common Shares granted pursuant to the provisions hereof;

(n) "**Option Agreement**" has the meaning ascribed thereto in Article 17 hereof;

(o) "**Optionees**" means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(p) "**Plan**" means this share option plan of the Corporation, as the same may be amended or varied from time to time;

(q) "**Security Based Compensation Arrangements**" has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(r) "**Service Provider**" means a director, officer, employee and a person or company engaged by the Corporation or a subsidiary of the Corporation to provide services for an intended initial, renewable or extended period of twelve months or more;

(s) **"takeover bid"** means a "take-over bid" as defined in the *Securities Act* (Ontario), as amended from time to time, pursuant to which the "offeror" would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Common Shares; and

(t) **"TSX"** means the Toronto Stock Exchange.

3. Administration

The Plan shall be administered by the Committee pursuant to rules of procedure fixed by the Board.

4. Granting of Options

The Committee may from time to time designate officers, directors, employees and other eligible Service Providers of the Corporation and its subsidiaries to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Article 5 hereof.

5. Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a) the maximum number of Common Shares issuable on exercise of outstanding Options at any time shall be limited to 10% of the aggregate number of issued and outstanding Common Shares, less the number of Common Shares issuable pursuant to all other Security Based Compensation Arrangements;

(b) the number of Common Shares reserved for issuance to any one Optionee will not exceed 5% of the issued and outstanding Common Shares;

(c) the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; and

(d) the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares.

For the purposes of this Article 5, any increase in the issued and outstanding Common Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any decrease in the number of Options outstanding due to the exercise of Options, will make new grants available under the Plan.

Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

6. Vesting

The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-third (1/3) of the total number of Common Shares subject to the Options on each of the first, second and third anniversaries of the date of grant (computed in each case to the nearest whole Common Share). Notwithstanding the foregoing, the Committee may, at its sole

discretion at any time or in the Option Agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

7. Option Price

The exercise price of Options granted under the Plan shall be fixed by the Committee when such Options are granted, provided that the exercise price of Options shall not be less than the Market Price of the Common Shares at the time an Option is granted (or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant).

8. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of ten (10) years, as may be determined from time to time by the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five (5) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the Option shall terminate on the date determined by the Committee which shall not be more than twelve (12) months from the date of death and, in the absence of any determination to the contrary, will be six (6) months from the date of death;

(b) if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation (other than by reason of death or termination for cause), the Option shall terminate on the expiry of the period not in excess of six (6) months as prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director or officer of, or an employee (in active employment carrying out regular and normal duties) of or a consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation and, in the absence of any determination to the contrary, will terminate ninety (90) days following the date that the Optionee ceases to be a director or officer of, or an employee (in active employment carrying out regular and normal duties) of or a consultant or other Service Provider to, the Corporation or any subsidiary of the Corporation; and

(c) if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing);

provided that the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination of the Option: (i) shall in the case of death of the Optionee, be all of the Common Shares that may be acquired on exercise of the Options held by such Optionee (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death or termination for cause, shall be the number of Common Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be an officer, director, employee, consultant or other Service Provider, as the case may be.

If any Options may not be exercised due to any Black-Out Period at any time within the three (3) business day period prior to the normal expiry date of such Options (or the date of termination of such Options, as the case may be) (the "**Restricted Options**"), the expiry date (or termination date, as applicable) of all Restricted Options shall be extended for a period of seven (7) business days following the end of the Black Out Period (or such longer period as permitted by the Exchange and approved by the Committee).

The Plan does not confer upon an Optionee any right with respect to continuation of employment by or service provision to the Corporation or any subsidiary thereof, nor does it interfere in any way with the right of the

Optionee, the Corporation or a subsidiary thereof to terminate the Optionee's employment or service provision at any time.

9. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.

10. Surrender Offer

An Optionee may make an offer (the "**Surrender Offer**") to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed the Fair Market Value of the Common Shares less the exercise price of the Options) specified in the Surrender Offer by the Optionee and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee.

11. Alterations in Shares

In the event:

(a) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b) that any rights are granted to shareholders to purchase Common Shares at prices substantially below Fair Market Value; or

(c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities;

then the Board may make such adjustments to the Plan, to any Options and to any Option Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees hereunder.

12. Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Article 13 applies, if the Corporation enters into any transaction or series of transactions whereby the Corporation or all or substantially all of the Corporation's undertaking, property or assets would become the property of any other trust, body corporate, partnership or other person (a "**Successor**"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume all the covenants and obligations of the Corporation under this Plan and the Option Agreements outstanding on consummation of such transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and Option Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Option Agreements and the obligation of the Corporation to the Optionees in respect of the Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of the Options.

13. Acceleration of Vesting

Notwithstanding any other provision in this Plan, if there takes place a Change of Control, all issued and outstanding Options shall be exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.

14. No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option until certificates representing such Common Shares have been issued and delivered.

15. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to receipt of such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

16. Options to Companies

The provisions herein in respect of the grant of Options shall apply, with appropriate modifications, to the grant of Options to a company either: (i) wholly-owned by any person to whom Options may otherwise be granted hereunder; or (ii) controlled by any person to whom Options may otherwise be granted hereunder (and the shares of which are held directly or indirectly by any such person and such person's spouse, minor children and/or minor grandchildren); subject to any requirements of any applicable regulatory authority having jurisdiction.

17. Option Agreements

A written agreement (an "**Option Agreement**") will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which Option Agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, circumstances when vesting of Options may be accelerated, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The Option Agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. Such Option Agreements may also contain such other provisions not inconsistent with the provisions hereof as the Committee may determine. Until determined otherwise by the Committee, Option Agreements shall be in the form attached as Schedule "A" hereto.

18. Amendment or Discontinuance of the Plan

The Board may amend or discontinue the Plan at any time without the consent of an Optionee, provided that such amendment shall not adversely alter or impair any Option previously granted under the Plan except as otherwise permitted hereunder. In addition, the Board may, by resolution, amend this Plan and any Option granted under it without shareholder approval, provided however, that the Board will not be entitled to amend the Plan without Exchange and shareholder approval: (i) to increase the maximum number of Common Shares issuable pursuant to the Plan; (ii) to reduce the exercise price of an Option held by an Insider; or (iii) to extend the term of an Option held by an Insider.

19. Effective Time

This Plan shall be effective as of July 4, 2007.

SCHEDULE "A"

FORM OF SHARE OPTION AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of •, 200•.

BETWEEN:

GRANDE CACHE COAL CORPORATION, a body corporate existing pursuant to the laws of Alberta, having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

OF THE FIRST PART

AND

•, an individual resident in the City of •, in the • of • (the "**Optionee**")

OF THE SECOND PART

WHEREAS the Corporation has established a share option plan (the "**Plan**");

AND WHEREAS the Board of Directors of the Corporation has determined that options to purchase common shares of the Corporation pursuant to the Plan be granted to the Optionee as hereinafter provided for;

NOW THEREFORE in consideration of the services provided and to be provided by the Optionee to the Corporation or to one of the subsidiaries of the Corporation, as the case may be, THIS AGREEMENT WITNESSES and it is understood and agreed by and between the parties hereto as follows:

1. Grant of Option

Subject to the provisions hereinafter contained, the Corporation gives and grants to the Optionee options irrevocable unless otherwise terminated under the provisions of this Agreement up to and including 20•• (the "**Expiration Date**") to purchase • common shares of the Corporation (the "**Optioned Shares**"), as presently constituted, at a price of $• per share on the following basis, namely:

(a) one year from the date hereof the right to purchase one-third (1/3) of the Optioned Shares (rounded to the nearest full share) or • common shares shall vest in the Optionee and shall be exercisable thereafter on the terms and conditions set forth herein;

(b) two years from the date hereof the right to purchase an additional one-third (1/3) of the Optioned Shares (rounded to the nearest full share) or an additional • common shares shall vest in the Optionee and shall be exercisable thereafter on the terms and conditions set forth herein; and

(c) three years from the date hereof the right to purchase the balance of the Optioned Shares or an additional • common shares shall vest in the Optionee and shall be exercisable thereafter on the terms and conditions set forth herein.

Notwithstanding the foregoing, any written employment agreement entered into between the Corporation and the Optionee may provide for acceleration of vesting in certain circumstances and the Committee may accelerate the vesting and the right of the Optionee to exercise any of the options granted hereunder, at any time, at its sole discretion.

2. Term of Option

This option shall wholly terminate at the Expiration Date with respect to any Optioned Shares which shall not have been purchased hereunder by that date.

3. Manner of Exercise

This option shall be exercised by notice in writing given by the Optionee to the Corporation at its address for notice set out in clause 9 hereof (as changed from time to time thereunder), specifying the number of Optioned Shares in respect of which it is exercised and accompanied by payment in cash or certified cheque for the purchase price of all of the Optioned Shares specified in such notice, calculated in accordance with clause 1 hereof. As soon as practicable following receipt of the notice and payment aforesaid, the Corporation shall cause to be issued in the name of the Optionee a certificate representing the Optioned Shares in respect of which the option shall have been exercised.

4. Cessation of Employment or Office

In the event of the Optionee ceasing to be a director, officer, employee of, or consultant or other Service Provider to, either the Corporation or any subsidiary of the Corporation (other than by reason of death or termination for cause), this option shall terminate and become null and void as to any Optioned Shares not taken up and paid for pursuant hereto on the date (the "**Termination Date**") which is the first to occur of:

(a) the expiration of 90 days following the date of termination or resignation or, in the event the Optionee is an employee, expiration of 90 days following the date of cessation of employment (carrying out regular and normal duties), regardless of whether advance notice was provided of the cessation date; and

(b) the Expiration Date;

provided that the number of Optioned Shares that the Optionee shall be entitled to purchase until the Termination Date shall be the number of Optioned Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be a director or officer of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation, as the case may be, or in the event the Optionee is an employee of the Corporation or a subsidiary of the Corporation, the date of cessation of the employment (carrying out regular and normal duties), regardless of whether advance notice was provided of the cessation date. Notwithstanding the foregoing, if the Optionee shall no longer be a director, officer or employee of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing).

5. Death of Optionee

In the event of the death of the Optionee during the term of this option while the Optionee is still in the service of the Corporation, this option shall terminate and become null and void as to any Optioned Shares not taken up and paid for pursuant hereto on the date (the "**Termination Date**") which is the first to occur of:

(a) the expiration of six (6) months following the date of death; or

(b) the Expiration Date;

provided that the number of Optioned Shares that the Optionee's legal personal representative shall be entitled to purchase until the Termination Date shall be all of the Optioned Shares that may be acquired on exercise of the Options held by such Optionee whether or not previously vested, and the vesting of all such Options shall be accelerated on the date of death for such purpose.

6. Assignment

This option shall not be assignable by the Optionee either in whole or in part and, upon any purported assignment being made in contravention of the terms hereof, this option shall become null and void and of no further force or effect.

7. Enurement

Except as otherwise set forth herein, this Agreement shall be binding upon and enure to the benefit of the heirs, executors, administrators and successors of the Optionee and of the Corporation, respectively.

8. Time

Time shall be of the essence of this Agreement.

9. Notice

All notices required or allowed to be given under this Agreement shall be made either personally or by mailing the same by prepaid registered post to:

The Optionee: •

The Corporation: Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T67

Notices delivered personally shall be deemed to be received on the day of delivery, Saturdays, Sundays and statutory holidays excepted; notices given by mail shall be deemed to have been received by the addressee on the fourth business day following the date of mailing. Either party may change its address for notice hereunder in the above manner.

10. Obligation to Purchase

Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee shall have exercised the option to purchase in the manner hereinbefore provided.

11. Rights Prior to Exercise

The Optionee shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares subject to this Agreement (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Optioned Shares in respect of which the Optionee shall have exercised the option to purchase hereunder and which the Optionee shall have actually taken up and paid for.

12. Agreement Subject to Plan

The Optionee acknowledges receipt of a copy of the Plan and hereby agrees that the terms and conditions of the Plan shall govern the Options granted hereby including, without limitation, all amendments to the Plan: (i) required by any applicable stock exchange or other regulatory authority; (ii) made by the Committee in accordance with the Plan; or (iii) otherwise consented to by the Optionee; and that this Agreement shall be deemed to be amended in accordance with any such amendments to the Plan. In the event of a conflict between the terms of this Agreement and the Plan, the terms of the Plan shall govern. The Optionee acknowledges that it has read and understands the provisions of the Plan. Capitalized words and phrases used herein but not defined herein have the meanings set forth in the Plan.

13. Regulatory Approvals

This Agreement shall not become effective and none of the Optioned Shares shall be issued until the approval of any stock exchange on which the Corporation's common shares are traded is obtained to the granting of the option provided for herein and, if required by any such stock exchange, approval of the shareholders of the Corporation to the grant of this option or to the Plan. In the event that the approval of such stock exchange is not so obtained within a period as may be specified by the Committee or if shareholder approval is not so obtained, if required, at the next meeting of shareholders of the Corporation, this Agreement shall terminate and cease to be of any force or effect.

14. Cessation of Employment

For the purposes of this Agreement, the Optionee shall be deemed to have ceased to be an employee of the Corporation or any subsidiary of the Corporation, as applicable, and the Optionee shall be deemed to have been terminated or resigned from employment or a consulting arrangement with the Corporation for the purposes hereof on the first to occur of such termination or resignation or the date (as determined by the Committee) that the Optionee ceases in the active performance of all of the regular duties of the Optionee's job, which includes the carrying on of all of the usual and customary day to day duties of the job for the normal and scheduled number of hours in each working day; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Corporation in respect of such termination of employment or consulting arrangement.

15. Employment by Subsidiary

For purposes of this Agreement, reference herein to employment by, consulting or Service Provider to, or the directorship of the Corporation of the Optionee shall be deemed to include employment by, consulting or Service Provider to or the directorship of any of the Corporation's subsidiaries of the Optionee, as the context requires.

IN WITNESS WHEREOF the parties hereto have hereunto executed and delivered this Agreement as of the day and year first above written.

GRANDE CACHE COAL CORPORATION

Per: ______________________________

SIGNED, SEALED AND DELIVERED in the presence of:

______________________________ ______________________________

Witness •

RESTRICTED SHARE UNIT PLAN

GRANDE CACHE COAL CORPORATION

July 4, 2007

GRANDE CACHE COAL CORPORATION

RESTRICTED SHARE UNIT PLAN
EFFECTIVE JULY 4, 2007

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

For purposes of the Plans:

(a) "**Account**" means an account maintained by the Plan Administrator for each Participant and which will be credited with RSUs in accordance with the terms of the Plans;

(b) "**Award Date**" means the date or dates on which an award of RSUs is made to a Participant in accordance with section 4.2 or 5.2;

(c) "**Basic Administration Expenses**", as determined in the Board's sole discretion, may include, but shall not be limited to, expenses incurred in connection with the establishment and tracking of Accounts and the preparation and distribution of Account statements, ancillary administration costs, fees and expenses payable pursuant to the terms of any agreement or agreements executed from time to time between the Corporation and either the Trustee or the Plan Administrator, any brokerage fees or commissions applicable to the purchase of Shares to be delivered to Participants upon the vesting of RSUs granted under the Market Plan, and any fees of the Corporation's transfer agent incurred in connection with the issuance or transfer of Shares under the Plans;

(d) "**Board**" means the board of directors of the Corporation as constituted from time to time;

(e) "**Change of Control**" means:

(i) a successful takeover bid; or

(ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:

(I) a person or group of persons "acting jointly or in concert" (as defined in the OSA); or

(II) an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or interests of the Corporation; and

(B) members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change;

(iii) Incumbent Directors no longer constituting a majority of the Board; or

(iv) the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing

entity is such that the transaction would not be considered a "Change of Control" if paragraph (e)(ii) above was applicable to the transaction); or

(v) any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plans;

(f) "**Committee**" has the meaning ascribed thereto in section 2.4;

(g) "**Company Contributions**" means the cash contributions made to the Trustee from time to time by the Corporation for purposes of allowing the Trustee to purchase Shares through the facilities of an Exchange, as contemplated in section 4.5;

(h) "**Corporation**" means Grande Cache Coal Corporation, and includes any successor entity thereto;

(i) "**Director**" means a person who is a director of the Corporation;

(j) "**Dividend Equivalent**" means a bookkeeping entry whereby each RSU is credited with the equivalent amount of the dividend paid on a Share in accordance with section 4.3 or 5.3, as applicable;

(k) "**Dividend Market Value**" means the Fair Market Value per Share on the dividend record date;

(l) "**Employee**" means an employee of the Corporation, other than seasonal and contract employees and independent contractors, and who is not a Director of the Corporation;

(m) "**Exchange**" means the TSX or any other stock exchange on which Shares are listed and posted for trading, as applicable;

(n) "**Fair Market Value**" with respect to a Share, as at any date, means the weighted average of the prices at which the Shares traded on the TSX (or, if the Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said exchange immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith.

(o) "**Forfeited RSU**" means a RSU that relates to an award of RSUs that does not vest and is forfeited by a Participant pursuant to section 6.4 or 6.6, as applicable;

(p) "**Forfeiture Date**" means the date, as determined by the Board, on which a Participant:

(i) resigns from employment with the Corporation as contemplated in section 6.4 and "**Forfeiture Date**" in such circumstances specifically does not mean the date on which any period of reasonable notice that the Corporation may be required at law to provide to the Participant, would expire; or

(ii) is terminated as contemplated in section 6.6 and, except as specifically provided in section 6.6, "**Forfeiture Date**" specifically does not mean the date on which any statutory or common law severance period or any period of reasonable notice that the Corporation may be required at law to provide to the Participant, would expire;

(q) "**Incumbent Directors**" means any member of the Board who was a member of the Board at the effective date of the Plans and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of

the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(r) **"Insider"**, **"associate"** and **"affiliate"** each have the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(s) **"Market Plan"** means the Restricted Share Unit Plan established by the Corporation under Article 4 and pursuant to which Shares are purchased by the Trustee through the facilities of an Exchange and held by the Trustee in the Market Plan Trust Fund pending delivery to Participants upon the vesting of corresponding RSUs;

(t) **"Market Plan Trust Fund"** means the assets held by the Trustee pursuant to the Market Plan, as more fully set out in section 4.7;

(u) **"Options"** means options to purchase Shares granted under the Corporation's Share Option Plan, as amended from time to time;

(v) **"OSA"** means the *Securities Act* (Ontario) or its successor, as amended from time to time;

(w) **"Participant"** means a Service Provider determined to be eligible to participate in the Plans in accordance with section 3.1 and, where applicable, a former Service Provider deemed eligible to continue to participate in the Plans in accordance with section 6.5 or 6.6;

(x) **"Plans"** means the Market Plan and the Treasury Plan;

(y) **"Plan Administrator"** means the Corporation acting in its capacity as administrator of the Plans or any third party service provider, if any, retained from time to time by the Corporation to perform certain of the administrative functions of the Plans as delegated by the Board in accordance with section 2.4;

(z) **"Retirement"** means the retirement of a Participant at normal retirement age or earlier in accordance with the then policies and practices of the Corporation or as otherwise approved by the Board, and **"Retire"** has a corresponding meaning;

(aa) **"RSU"** means a unit equivalent in value to a Share credited by means of a bookkeeping entry in the Participants' Accounts;

(bb) **"RSU Agreement"** has the meaning set forth in section 3.2;

(cc) **"Security Based Compensation Arrangements"** has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(dd) **"Service Provider"** means a director, officer, employee (including an Employee) of the Corporation or its subsidiaries and a person or company engaged by the Corporation or a subsidiary to provide services for an initial, renewable or extended period of twelve months or more;

(ee) **"Share"** means a common share of the Corporation;

(ff) **"takeover bid"** means a "take-over bid" as defined in the OSA pursuant to which the "offeror" would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Shares;

(gg) **"Treasury Plan"** means the Restricted Share Unit Plan established by the Corporation under Article 5 and pursuant to which Shares are issued to Participants by the Corporation from treasury upon the vesting of corresponding RSUs;

(hh) "**Trustee**" means such trustee or trustees from time to time appointed for purposes of the Market Plan pursuant to section 4.11; and

(ii) "**TSX**" means the Toronto Stock Exchange.

1.2 Interpretation

Words in the singular include the plural and words in the plural include the singular. Words importing male persons include female persons, corporations or other entities, as applicable. The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof. The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to this document as a whole and not to any particular article, section, paragraph or other part hereof.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE PLANS

2.1 Purpose

The Plans have been established to retain and motivate eligible Service Providers and to promote a greater alignment of interests between Service Providers and the shareholders of the Corporation.

2.2 Administration of the Plans

The Plans shall be administered by the Board or by a committee of the Board in accordance with section 2.4.

2.3 Authority of the Board

The Board shall have the full power to administer the Plans, including, but not limited to, the authority to:

(a) interpret and construe any provision hereof and decide all questions of fact arising in their interpretation;

(b) adopt, amend, suspend and rescind such rules and regulations for administration of the Plans as the Board may deem necessary in order to comply with the requirements of the Plans, or in order to conform to any law or regulation or to any change in any laws or regulations applicable thereto;

(c) determine the individuals to whom RSUs may be awarded;

(d) award such RSUs on such terms and conditions as it determines including, without limitation: the time or times at which RSUs may be awarded; the time or times when each RSU becomes exercisable and the term of the RSU; whether restrictions or limitations are to be imposed on the Shares issued pursuant to an RSU and the nature of such restrictions or limitations, if any; any acceleration or waiver of termination or forfeiture regarding any RSU, based on such factors as the Board may determine;

(e) take any and all actions permitted by the Plans; and

(f) make any other determinations and take such other action in connection with the administration of the Plans that it deems necessary or advisable.

2.4 Delegation of Authority

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee (the "**Committee**") of the Board all or any of the powers conferred on the Board under the Plans. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms

authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of the Plans in this context is final and conclusive.

The Board or the Committee may delegate or sub-delegate to a Plan Administrator or any director or officer of the Corporation the whole or any part of the administration of the Plans and shall determine the scope of such delegation or sub-delegation in its sole discretion.

2.5 Discretionary Relief

Notwithstanding any other provision hereof, the Board may, in its sole discretion, waive any condition set out herein if it determines that specific individual circumstances warrant such waiver.

2.6 Amendment, Suspension, or Termination of Plans

(a) The Board may, from time to time, amend the terms set out herein or suspend the Plans in whole or in part and may at any time terminate the Plans without prior notice. However, except as expressly set forth herein, no such amendment, suspension, or termination may adversely affect RSUs credited to the Participants' Accounts at the time of such amendment, suspension, or termination without the consent of the affected Participant(s). In addition, the Board may, by resolution, amend the Plans and any RSU, without shareholder approval, provided however, that the Board will not be entitled to amend the Treasury Plan without Exchange and shareholder approval: (i) to increase the maximum number of Shares issuable pursuant to the Treasury Plan; (ii) to extend the term of an RSU under the Treasury Plan held by an Insider; or (iii) in any other circumstances where Exchange and shareholder approval is required by the Exchange.

(b) Without limitation of paragraph 2.6(a), the Board may correct any defect or supply any omission or reconcile any inconsistency in the Plans in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to the Plans, and may make such determinations as it deems necessary or desirable for the administration of the Plans.

(c) No amendment, change or modification shall be made to the Market Plan that will alter the duties of the Trustee without the Trustee's written consent.

(d) On termination of a Plan, any outstanding awards of RSUs under such Plan shall immediately vest and the number of Shares corresponding to the RSUs that have been awarded shall be delivered to the Participant in accordance with sections 4.9 and 5.7, as applicable. The Plans will finally cease to operate for all purposes when the last remaining Participant receives delivery of all Shares corresponding to RSUs credited to the Participant's Account and any Shares held in the Market Plan Trust Fund corresponding to any Forfeited RSUs are sold by the Trustee in accordance with section 6.8.

2.7 Final Determination

Any determination or decision by, or opinion of, the Board, the Committee or a director or officer of the Corporation made or held pursuant to the terms set out herein shall be made or held reasonably and shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their beneficiaries and legal representatives.

Subject to section 2.5, all rights, entitlements and obligations of Participants under the Plans are set forth in the terms hereof and cannot be modified by any other documents, statements or communications, except by amendment to the terms set out herein referred to in section 2.6.

2.8 Taxes

A Participant shall be solely responsible for reporting and paying income tax payable in respect of the Shares received by the Participant under the Plans. The Corporation will provide each Participant with (or cause

each Participant to be provided with) a T4 slip or such requisite statement as may be required by applicable law to report income for income tax purposes.

2.9 Expenses

Subject to section 6.8, the Corporation shall pay all Basic Administration Expenses.

2.10 Information

Each Participant shall provide the Corporation with all of the information (including personal information) that it requires in order to administer the Plans. The Corporation may from time to time transfer or provide access to such information to the Trustee or the Plan Administrator for purposes of the administration of the Plans.

2.11 Account Information

Information pertaining to the RSUs in Participants' Accounts will be made available to the Participants at least annually in such manner as the Plan Administrator may determine and shall include such matters as the Board may determine from time to time or as otherwise may be required by law.

2.12 Indemnification

Each member of the Board or Committee is indemnified and held harmless by the Corporation against any cost or expense (including any sum paid in settlement of a claim with the approval of the Corporation) arising out of any act or omission to act in connection with the terms hereof to the extent permitted by applicable law. This indemnification is in addition to any rights of indemnification a Board or Committee member may have as director or otherwise under the by-laws of the Corporation, any agreement, any vote of shareholders, or disinterested Directors, or otherwise.

ARTICLE 3
ELIGIBILITY AND PARTICIPATION IN THE PLANS

3.1 Participation

The Board, in its sole discretion, shall determine, or shall delegate to the Committee the determination of which Service Providers will participate in either of the Plans.

3.2 RSU Agreement

A Participant shall confirm acknowledgement of an award of RSUs made to such Participant in such form as determined by the Board from time to time (the "**RSU Agreement**"), within such time period and in such manner as specified by the Board or the Plan Administrator. If acknowledgement of an award of RSUs is not confirmed by a Participant within the time specified, the Corporation reserves the right to revoke the crediting of RSUs to the Participant's Account.

3.3 Participant's Agreement to be Bound

Participation in either of the Plans by any Participant shall be construed as irrevocable acceptance by the Participant of the terms and conditions set out herein and all rules and procedures adopted hereunder and as amended from time to time.

ARTICLE 4
THE MARKET PLAN

4.1 The Market Plan

The Market Plan is hereby established for Participants.

4.2 Grant of RSUs

Subject to section 3.2, an award of RSUs will be made and the number of such RSUs awarded will be credited to each Participant's Account, effective as of the Award Date. The number of RSUs to be credited to each Participant's Account shall be determined by the Board, or the Committee if delegated by the Board to do so, each in its sole discretion. The RSUs credited to a Participant's Account pursuant to this section shall be noted as having been granted under the Market Plan.

4.3 Credits for Dividends

A Participant's Account shall be credited with a Dividend Equivalent in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Shares. Such Dividend Equivalent shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs recorded in the Participant's Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.

4.4 Vesting

(a) Subject to Article 6, an award of RSUs under the Market Plan shall vest in accordance with the terms specified in the Participant's RSU Agreement. The vesting provisions in any RSU Agreement will be determined either by the Board, or the Committee if delegated by the Board to do so, each in its sole discretion; provided that unless forfeited prior to such date, all awards of RSUs under the Market Plan shall vest no later than December 15 of the third calendar year following the Award Date of the corresponding RSU, or such later date as may be permitted by applicable income tax laws.

(b) For greater certainty, the vesting of RSUs may be determined from time to time by the Board, or the Committee if so delegated by the Board, to include criteria such as, but not limited to:

  (i) time vesting, in which a Share is not delivered to a Participant until the Participant has held the corresponding RSU for a specified period of time; and

  (ii) performance vesting, in which the number of Shares to be delivered to a Participant for each RSU that vests may fluctuate based upon the Corporation's performance and/or the market price of the Shares, in such manner as determined by the Board or, if so delegated, the Committee, in their sole discretion.

4.5 Restricted Share Purchases by Trustee

At its discretion, the Corporation shall remit one or more Company Contributions to the Trustee in the amount necessary to allow the Trustee to arrange for the purchase of Shares equal to the maximum number of Shares that may be delivered to a Participant upon the vesting of RSUs awarded to Participants under section 4.2 prior to the date that such RSUs vest in accordance with section 4.4.

The Trustee shall arrange for the purchase of the requisite number of Shares through an Exchange participating organization and the facilities of the Exchange as soon as practicable (but in any event within 30 calendar days) after receipt of any Company Contributions. The Shares shall be purchased at prevailing market prices and in accordance with any Exchange rules applicable thereto.

In the event that any Company Contribution received by the Trustee is insufficient to acquire the number of Shares required at a particular time, the Trustee will notify the Corporation of the additional Company Contribution required and the Corporation shall forthwith provide such amount to the Trustee.

The Corporation will be responsible for, and Company Contributions may be used by the Trustee to pay, all brokerage commissions or similar fees in connection with such purchases.

4.6 Limit on Purchases

Notwithstanding the provisions of section 4.5, the Trustee, in its discretion, may limit the daily volume of purchases of Shares or cause such purchases to be made over several trading days to the extent that such action is deemed by it to be necessary to avoid disrupting the market price for Shares or otherwise be in the best interests of the Corporation.

4.7 Assets of the Market Plan Trust Fund

The Trustee shall receive Company Contributions from the Corporation. Company Contributions and the Shares acquired therewith shall constitute the Market Plan Trust Fund and shall be held, administered and dealt with by the Trustee pursuant to the terms of the Market Plan.

4.8 Registration of Shares and Rights of Ownership

All Shares purchased by the Trustee pursuant to the Market Plan shall be registered in the name of the Trustee or a nominee thereof and shall be held in the Market Plan Trust Fund in accordance with the terms hereof.

Each Participant shall have the right and shall be afforded the opportunity to instruct the Trustee in writing how to vote, on any issue coming before the holders of Shares, with respect to the Shares held for the benefit of such Participant by the Trustee in the Market Plan Trust Fund at the record date for any meeting of the holders of Shares. Instructions by a Participant to the Trustee shall be in such form and delivered pursuant to such regulations as the Board may prescribe, subject to the approval of the Trustee, and any such instructions to the Trustee shall remain in the strict confidence of the Trustee. If the Trustee does not receive timely and proper instructions from a Participant regarding the voting of Shares held for the benefit of such Participant by the Trustee in the Market Plan Trust Fund, such Shares shall not be voted. Similar procedures shall apply to any consent solicitation of the holders of Shares. Shares corresponding to Forfeited RSUs shall not be voted.

4.9 Delivery of Shares by the Trustee on Vesting

The Trustee shall, as soon as practicable after the relevant vesting date of any award of RSUs under the Market Plan, withdraw from the Market Plan Trust Fund the number of Shares required to be delivered to a Participant upon the vesting of RSUs in the Participant's Account and shall transfer title, register and deliver certificates for such Shares to the Participant by first class insured mail, unless the Trustee shall have received alternate instructions from the Participant (through the Plan Administrator) for the registration and/or delivery of the certificates. For greater certainty, unless forfeited prior to such date, all Shares to be delivered to Participants upon the vesting of RSUs shall be delivered to Participants no later than December 31st of the third calendar year following the Award Date of the RSUs awarded to the Participants, or such later date as may be permitted by applicable income tax laws.

4.10 Changes in Shares

In the event there is any change in Shares through the declaration of stock dividends or subdivisions, consolidations, or exchanges of Shares or otherwise, the number of Shares available for issuance upon the vesting of RSUs granted under the Market Plan shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Market Plan.

4.11 Trustee

The Committee will appoint one or more persons or a company to act as Trustee and purchasing agent for the Market Plan upon the grant of any RSUs under the Market Plan.

ARTICLE 5
THE TREASURY PLAN

5.1 The Treasury Plan

The Treasury Plan is hereby established for Participants.

5.2 Grant of RSUs

Subject to section 3.2, an award of RSUs pursuant to the Treasury Plan will be made and the number of such RSUs awarded will be credited to each Participant's Account, effective as of the Award Date. The number of RSUs to be credited to each Participant's Account shall be determined by the Board, or the Committee delegated by the Board to do so, each in its sole discretion. The RSUs credited to a Participant's Account pursuant to this section shall be noted as having been granted under the Treasury Plan.

5.3 Credits for Dividends

A Participant's Account shall be credited with a Dividend Equivalent in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Shares. Such Dividend Equivalent shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs recorded in the Participant's Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.

5.4 Vesting

(a) Subject to Article 6, an award of RSUs under the Treasury Plan shall vest in accordance with the terms specified in the Participant's RSU Agreement. The vesting provisions in any RSU Agreement will be determined either by the Board, or the Committee if delegated by the Board to do so, each in its sole discretion; provided that unless forfeited prior to such date, all awards of RSUs under the Treasury Plan shall vest no later than December 15 of the third calendar year following the Award Date of the corresponding RSU, or such later date as may be permitted by applicable income tax laws.

(b) For greater certainty, the vesting of RSUs may be determined from time to time by the Board or the Committee if so delegated by the Board, to include criteria such as, but not limited to:

   (i) time vesting, in which a Share is not delivered to a Participant until the Participant has held the corresponding RSU for a specified period of time; and

   (ii) performance vesting, in which the number of Shares to be delivered to a Participant for each RSU that vests may fluctuate based upon the Corporation's performance and/or the market price of the Shares, in such manner as determined by the Board or, if so delegated, the Committee, in their sole discretion.

5.5 Allotment of Shares for Issuance by the Corporation

The Corporation shall allot for issuance from treasury such number of Shares corresponding to the maximum number of Shares that may be deliverable to Participants upon the vesting of RSUs awarded to Participants under the Treasury Plan.

5.6 Limits on Issuances

Subject to adjustments in accordance with section 5.3 of the Treasury Plan, the maximum number of Shares available for issuance under the Treasury Plan and the Corporation's Share Option Plan at any time shall not exceed a number of Shares equal to 10.0% of the aggregate number of Shares issued and outstanding from time to time. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the shareholders.

In the event there is any change in the Shares through the declaration of stock dividends or subdivisions, consolidations or exchanges of Shares, or otherwise, the number of Shares available for issuance upon the vesting of RSUs granted under the Treasury Plan shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Treasury Plan.

In addition, the number of Shares reserved for issuance and which may be issued pursuant to the Treasury Plan and other Security Based Compensation Arrangements established by the Corporation shall be limited as follows:

(a) the number of Shares reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding Shares;

(b) the number of Shares reserved for issuance under all Security Based Compensation Arrangements granted to Insiders shall not exceed 10% of the issued and outstanding Shares; and

(c) the number of Shares that may be issued to Insiders within any one-year period under all Security Based Compensation Arrangements shall not exceed 10% of the issued and outstanding Shares.

For the purposes of this section 5.6, any increase in the issued and outstanding Shares (whether as a result of the issue of Shares pursuant to RSUs or Options or otherwise) will result in an increase in the number of Shares that may be issued pursuant to RSUs at any time and any increase in the number of RSUs granted will, upon issue of Shares pursuant to such RSUs, make new RSUs available under the Plan.

RSUs that are forfeited or otherwise cancelled, terminated or expire shall result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of RSUs pursuant to this Plan to the extent of any Shares issuable thereunder that are not issued under such forfeited or otherwise cancelled, terminated or expired RSUs.

5.7 Delivery of Shares by the Corporation on Vesting

The Corporation shall, as soon as practicable after the relevant vesting date of any award of RSUs under the Treasury Plan, issue from treasury to each Participant the number of Shares required to be delivered to a Participant upon the vesting of such Participant's RSUs in the Participant's Account. The Corporation shall register and deliver certificates for such Shares to the Participant by first class insured mail, unless the Corporation shall have received alternative instructions from the Participant (through the Plan Administrator) for the registration and/or delivery of the certificates.

5.8 Surrender Offer

An Participant may make an offer (the "**Surrender Offer**") to the Corporation, at any time, for the disposition and surrender by the Participant to the Corporation (and the termination thereof) of any of the RSU's granted hereunder for an amount (not to exceed the Fair Market Value of the RSU's) specified in the Surrender Offer by the Participant and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the RSU's in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Participant any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Participant.

ARTICLE 6
ACCELERATED VESTING AND FORFEITURE

6.1 Accelerated Vesting

The Board in its sole discretion may, by resolution, permit all unvested awards of RSUs to vest immediately and the Shares corresponding to the RSUs in the Participants' Accounts to be delivered in accordance with section 4.9 or 5.7, as applicable.

6.2 Delivery on Forfeiture

Unless otherwise determined by the Board or unless otherwise provided in a RSU Agreement pertaining to a particular RSU or any written employment, consulting or other agreement governing a Participant's role as a Service Provider, where a Participant ceases to be a Participant pursuant to sections 6.4 or 6.6, any Shares corresponding to any remaining vested award of RSUs shall be delivered to the former Participant in accordance with section 4.9 or 5.7, as applicable, as soon as practicable after the Forfeiture Date and the former Participant shall not be entitled to any further distribution of Shares or any payment from the Plans.

6.3 Retirement

If a Participant Retires from employment with the Corporation before all awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, such RSUs shall vest on the effective date of Retirement, as determined by the Board, and the delivery of certificates for Shares shall be made to the Participant in accordance with sections 4.9 or 5.7, as applicable.

6.4 Resignation

Unless otherwise determined by the Board or unless otherwise provided in a RSU Agreement pertaining to a particular RSU or any written employment, consulting or other agreement governing a Participant's role as a Service Provider, if a Participant resigns from employment with the Corporation, as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, such Participant shall cease to be a Participant as of the Forfeiture Date, and the former Participant shall forfeit all unvested awards respecting RSUs in the Participant's Account effective as at the Forfeiture Date.

6.5 Disability and Leaves of Absence

If a Participant becomes eligible for long-term disability benefits under the terms of a long-term disability plan of the Corporation or is eligible for short term disability or is on approved leave, as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, such Participant shall be deemed to continue to be a Participant for purposes of the Plans. For greater certainty, so long as a Participant continues to be deemed a Participant for purposes of this paragraph, the vesting of such Participant's RSUs pursuant to section 4.4 or 5.4, as applicable, the delivery of certificates for Shares pursuant to sections 4.9 or 5.7, as applicable, and this Article 6 shall continue to apply to such Participant.

6.6 Termination of Employment

Unless otherwise determined by the Board or unless otherwise provided in an RSU Agreement pertaining to a particular RSU or any written employment, consulting or other agreement governing a Participant's role as a Service Provider, if a Participant is terminated from the Corporation for any reason (including involuntary termination without cause), as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, such

Participant shall cease to be a Participant as of the Forfeiture Date, and the former Participant shall forfeit all awards respecting unvested RSUs in his Account effective as at the Forfeiture Date. Notwithstanding the previous sentence, in the event of an involuntary termination without cause, the Board may, in its sole discretion, permit a Participant to continue to participate in the Plans during any statutory or common law severance period or any period of reasonable notice that the Corporation may be required at law or pursuant to any written employment, consulting or other agreement governing a Participant's role as a Service Provider to provide to the Participant. In such circumstances, the Participant shall cease to be a Participant following the expiry of the severance period.

6.7 Death

If a Participant dies before all of the awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, all unvested awards respecting RSUs will vest effective on the date of death. The Corporation and/or Plan Administrator will notify the Trustee as soon as practicable after receiving notice of such death. Upon receipt of satisfactory evidence of the Participant's death from the authorized legal representative of the deceased Participant, the Shares corresponding to the number of RSUs in such Participant's Account shall be paid out to the legal representative of the deceased former Participant's estate in accordance with section 4.9 or 5.7, as applicable.

6.8 Forfeited Shares

The Trustee shall sell a sufficient number of Shares held in the Market Plan Trust Fund corresponding to Forfeited RSUs through an Exchange participating organization and the facilities of the Exchange and shall use the proceeds of such sale to pay Basic Administration Expenses of the Trustee under the Market Plan and to return amounts in respect of Company Contributions. The Trustee, in its discretion, may limit the daily volume of such sale(s) or cause such sales to be made over several trading days to the extent that such action is deemed by it to be necessary to avoid disrupting the market price for Shares or otherwise be in the best interests of the Corporation. To the extent that the proceeds of such sale(s) of such Shares exceed the Basic Administration Expenses of the Trustee, the excess sale proceeds shall revert to the Corporation as soon as practicable as a return of Company Contributions. The Trustee may also use Shares corresponding to Forfeited RSUs to satisfy any future awards of RSUs made pursuant to section 4.2. In no circumstances shall the Trustee transfer and deliver Shares (including any which correspond to Forfeited RSUs) to the Corporation.

6.9 Termination on Divestiture

(a) In the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of the Corporation results in the termination of a Participant's term as an officer, director or employee of the Corporation and such Participant becomes a director, officer or employee of the person acquiring or operating such business unit, the Board may:

    (i) accelerate the vesting of all or any portion of a Participant's RSUs; or

    (ii) determine that such Participant shall continue to be a Participant for the purposes of the Plan, but subject to such terms and conditions (including vesting), if any, established by the Board in its sole discretion.

(b) In the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of the Corporation results in the termination of employment of a Participant and such Participant is not offered another directorship, office or employment with the Corporation or a subsidiary of the Corporation, or with the entity to whom the divestiture is made (or any affiliate thereof), then the provisions of section 6.6 shall apply.

6.10 Change of Control

(a) Upon the Corporation entering into an agreement relating to, or otherwise becoming aware of, a transaction which, if completed, would result in a Change of Control, the Corporation shall give written notice of the

proposed transaction to the Participants not less than ten days prior to the closing of the transaction resulting in the Change of Control.

(b) Upon the occurrence of a Change of Control, all outstanding RSUs shall vest and become conditionally exercisable upon (or immediately prior to) the completion of the transaction resulting in the Change of Control. If any of such RSUs are not exercised on or prior to completion of the transaction resulting in the Change of Control, such unexercised RSUs shall terminate and expire upon the completion of the transaction resulting in the Change of Control. If, for any reason, the transaction, which would result in the Change of Control, is not completed, the acceleration of the vesting of the RSUs shall be retracted and vesting shall instead revert to the manner provided in the Plan and the RSU Agreement.

ARTICLE 7
GENERAL

7.1 Compliance with Laws

The administration of the Plans, including without limitation all purchases of Shares under the Market Plan or issuance of Shares under the Treasury Plan, shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted authority. Should the Corporation, in its sole discretion, determine that it is not feasible or desirable to deliver Shares pursuant to an award of RSUs due to such laws or regulations, its obligation shall be satisfied by means of an equivalent cash payment (equivalence being determined on a before-tax basis) less any applicable withholding taxes.

7.2 Reorganization of the Corporation

The existence of any RSUs or Shares corresponding to such RSUs shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

7.3 General Restrictions and Assignment

Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

The rights and obligations hereunder may be assigned by the Corporation to a successor in the business of the Corporation.

7.4 Market Fluctuations

No amount will be paid to, or in respect of, a Participant under the Plans to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

The Corporation makes no representations or warranties to Participants with respect to the Plans or the RSUs whatsoever. Participants are expressly advised that Company Contributions will be used to acquire Shares under the Market Plan and that the value of any RSUs and Shares under the Plans will fluctuate as the trading price of Shares fluctuates. If the Board or Committee has attached performance vesting criteria to any RSUs under sections 4.4 or 5.4, the number of Shares delivered to a Participant upon the vesting of such RSU may fluctuate based upon the terms of such vesting criteria.

In seeking the benefits of participation in the Plans, a Participant agrees to exclusively accept all risks associated with a decline in the market price of Shares and all other risks associated with the holding of RSUs.

7.5 No Rights to Employment

(a) Nothing in this document or in the opportunity to participate in the Plans shall confer upon any Participant any right to continued employment with the Corporation nor shall interfere in any way with the right of the Corporation to terminate the Participant's employment at any time.

(b) Nothing in this document or in the opportunity to participate in the Plans shall be construed to provide the Participant with any rights whatsoever to participate or to continue participation in the Plans, or to compensation or damages in lieu of participation or the right to participate in the Plans upon the termination of the Participant's employment for any reason whatsoever.

(c) A Participant shall not be entitled to any right to participate or to continue to participate in the Plans or to compensation or damages in lieu of participation or the right to participate in the Plans in consequence of the termination of his employment with the Corporation for any reason (including, without limitation, any breach of contract by the Corporation or in consequence of any other circumstances whatsoever).

7.6 No Trading on Undisclosed Information

No Participant shall in any manner participate in the trading of Shares based upon insider or undisclosed material corporate information. Any trading based on undisclosed material information by a Participant may be subject to prosecution and may result in discipline by the Corporation up to and including termination of a Participant's employment with the Corporation. Participants should consult the Disclosure, Confidentiality and Trading Policy of the Corporation available from the Corporation.

7.7 No Shareholder Rights

Under no circumstances shall RSUs be considered an interest in any Shares or other securities of the Corporation nor shall any Participant be considered to be the owner of any Shares by virtue of an award of RSUs until such RSUs have vested and Shares are delivered to the Participant in accordance with the terms of the Plans. RSUs shall not entitle any Participant to exercise voting rights with respect to Shares (except as provided in section 4.8) nor any other rights attaching to the ownership of Shares or other securities of the Corporation. To the extent the assets that constitute the Market Plan Trust Fund are insufficient to satisfy the rights of Participants under the Market Plan, such rights shall be no greater than the rights of an unsecured creditor of the Corporation.

7.8 Governing Law

The validity, construction and effect of the Plans and any actions taken or relating to the Plans shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

7.9 Currency

All amounts paid or values to be determined under the Plans shall be in Canadian dollars.

7.10 Severability

The invalidity or unenforceability of any provision of this document shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this document.

UNDERWRITING AGREEMENT

July 23, 2007

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6

Attention: Robert H. Stan
President and Chief Executive Officer

Dear Sir:

Re: Issue and Sale of 20,500,000 Units of Grande Cache Coal Corporation

We, Canaccord Capital Corporation ("**Canaccord**" or the "**Lead Underwriter**"), as lead underwriter, on our behalf and on behalf of Bolder Investment Partners, Ltd. and Salman Partners Inc. (together, the "**Underwriters**" and, each individually, an "**Underwriter**"), understand as set forth below.

1. Grande Cache Coal Corporation ("**Grande Cache**" or the "**Corporation**") proposes to issue and sell 20,500,000 units (the "**Initial Units**") of the Corporation, each such unit comprised of one common share ("**Common Share**") in the capital of the Corporation and one-half of one transferable common share purchase warrant (each whole warrant, a "**Warrant**") at the price of $1.30 per Initial Unit (the "**Offering Price**").

2. Grande Cache hereby grants to the Underwriters an option (the "**Over-Allotment Option**"), at the Underwriters' election, to purchase up to an additional 3,075,000 Units (the "**Over-Allotment Units**" and together with the Initial Units, the "**Units**"). The Over-Allotment Option may be exercised, in whole or in part, upon written notice to the Corporation by Canaccord, on behalf of the Underwriters, specifying the number of Over-Allotment Units to be purchased, any time until 30 days following the Closing Date (as herein defined) for the purposes of covering over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option shall be exercisable on written notice by Canaccord, on behalf of the Underwriters, to the Corporation not later than two Business Days (as herein defined) prior to an Additional Closing Date (as herein defined), specifying the number of Over-Allotment Units to be purchased and the date of delivery of the purchase price for the Over-Allotment Units. Upon the furnishing of the notice, the Underwriters will severally (and not jointly nor jointly and severally) be committed to purchase in the respective percentages set out in Section 16.1 of this agreement and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this agreement the number of Over-Allotment Units indicated in the notice. The offering of the Units by Grande Cache is referred to herein as the "**Offering**".

3. The net proceeds from the Offering will be used by the Corporation to fund ongoing exploration and development activities, capital projects and for general working capital purposes.

Subject to the terms and conditions contained herein and on the basis of the representations and warranties made herein, the Underwriters hereby agree to act as, and Grande Cache hereby appoints the Underwriters as, the sole and exclusive underwriters of the Corporation to offer the Units. The Underwriters hereby severally (but not jointly nor jointly and severally) in the respective percentages set forth in section 16.1, agree to purchase from Grande Cache at the Closing Time (as defined herein), and by acceptance of this offer, Grande Cache hereby agrees to sell to the Underwriters at the Closing Time, all but not less than all, of the Initial Units at the purchase price of $1.30 per Unit, being an aggregate purchase price of $26,650,000.

The Underwriters will be entitled, in their sole discretion, but will not be obligated, to engage other investment dealers or brokers (each, a "**Selling Firm**") to assist in the Offering and to offer them as compensation any part of the Underwriters' Fee.

In consideration for the Underwriters' services hereunder, the Underwriters shall be entitled to the compensation set forth in Article 14.

Set forth below are the further terms and conditions of this agreement.

ARTICLE 1
INTERPRETATION

1.1 In this agreement, the terms set forth below have the meanings ascribed thereto:

"**Additional Closing Date**" and "**Additional Closing Time**" have the meanings ascribed thereto in section 9.4.

"**affiliate**" has the meaning ascribed to that term in the *Securities Act* (Alberta).

"**agreement**" means the agreement resulting from the acceptance by Grande Cache of the offer made by the Underwriters by this letter, as it may be amended from time to time.

"**AIF**" means the annual information form of the Corporation dated June 29, 2007.

"**AMEC**" means AMEC Americas Ltd. of Calgary, Alberta.

"**AMEC 2006 Report**" means the independent technical report of AMEC quantifying the coal reserves and resources of the open pit mine areas of the Corporation, dated effective June 21, 2006 and entitled "2006 NI 43-101 Technical Report for Open Pit Coal Mines, Grande Cache, Canada".

"**AMEC 2007 Report**" means the independent technical report of AMEC quantifying the coal reserves and resources of the mineable coal deposits of the Corporation, dated

effective June 15, 2007 and entitled "2007 NI43-101 Technical Report Grande Cache Coal Corporation, Grande Cache, Canada.

"**Applicable Canadian Securities Laws**" means, collectively, all applicable securities, corporate and other laws of each of the Qualifying Provinces and the respective regulations, rules, policies, instruments and orders made thereunder, together with all applicable published orders and rulings of the Securities Commissions.

"**Applicable U.S. Securities Laws**" means all applicable United States securities laws, including the U.S. Securities Act, U.S. Exchange Act, all rules promulgated thereunder, and all other laws applicable in the United States to the transactions contemplated hereby.

"**ASC**" means the Alberta Securities Commission.

"**Business Day**" means a day other than a Saturday, a Sunday or a day on which the principal chartered banks located in Calgary, Alberta are not open for business.

"**Canadian GAAP**" means generally accepted accounting principles determined with reference to the Handbook of the Canadian Institute of Charted Accountants or any successor institute, as amended from time to time.

"**Claims**" has the meaning ascribed thereto in section 11.1.

"**Closing Date**" means August 9, 2007, or such other date as may be agreed to in writing by Grande Cache and the Underwriters, each acting reasonably, but in any event not later than August 31, 2007.

"**Closing Time**" means 6:30 a.m. (Calgary time) on the Closing Date, or such other time on the Closing Date as may be agreed by Grande Cache and the Underwriters

"**Common Shares**" means the common shares in the capital of Grande Cache.

"**Compensation Warrants**" has the meaning set forth in section 14.1(b).

"**Contract**" has the meaning ascribed thereto in section 6.2(l)(ii)(D).

"**Corporation's Counsel**" means Burnet, Duckworth & Palmer LLP.

"**Credit Facility**" means the $25 million secured credit facility of the Corporation with Brookfield Bridge Lending Fund, consisting of a $10 million term facility and a $15 million revolving facility with interest payable monthly at a rate of prime plus 2% per annum and a maturity date of April 8, 2008.

"**distribution**" means "**distribution**" or "**distribution to the public**", as those terms are defined in the Applicable Canadian Securities Laws.

"**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material, including, without limitation:

(i) the AIF;

(ii) the Management Information Circular for the Annual and Special Meeting of Shareholders dated July 4, 2007;

(iii) the Grande Cache Financial Statements; and

(iv) the Management's Discussion and Analysis dated June 29, 2007.

"**Due Diligence Session**" means the due diligence session to be held among the Corporation, the Underwriters and others on July 23, 2007.

"**Environmental Laws**" has the meaning ascribed thereto in section 6.2(u)(ii).

"**Environmental Permits**" has the meaning ascribed thereto in section 6.2(u)(ii).

"**Expiry Time**" has the meaning ascribed thereto in section 3.1.

"**Grande Cache**" means Grande Cache Coal Corporation, a corporation subsisting under the laws of Alberta and, unless the context otherwise requires, includes any and all subsidiaries of Grande Cache.

"**Grande Cache Financial Statements**" means the audited consolidated financial statements of Grande Cache, consisting of the balance sheets as at March 31, 2007 and 2006, the statements of loss and deficit and the statements of cash flows for the years ended March 31, 2007 and 2006, together with the auditors' reports thereon and the notes thereto.

"**GST**" has the meaning ascribed thereto in section 14.1.

"**Income Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, in each case as amended.

"**Indemnified Party**" has the meaning ascribed thereto in section 11.1

"**Interests**" has the meaning ascribed thereto in section 6.2(p).

"**Material Subsidiary**" means any subsidiary (within the meaning of the *Business Corporations Act* (Alberta)) of the Corporation, the total assets of which account for at least 5% of the total consolidated assets of the Corporation.

"**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

"**Offering**" means the offering by Grande Cache of the Units pursuant to this agreement.

"**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation to be dated July 23, 2007, and any amendments thereto, in respect of the distribution of the Units and Compensation Warrants, in the English language, including the documents incorporated by reference therein.

"**Prospectus**" means the final short form prospectus of the Corporation, and any amendments thereto, in respect of the distribution of the Units and the Compensation Warrants, in the English language, including the documents incorporated by reference therein.

"**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus.

"**Public Record**" means all information filed by the Corporation with the Securities Commissions including, without limitation, the Grande Cache Financial Statements and all other information, forms, reports, schedules, statements and other documents filed with any Securities Commission in compliance, or intended compliance, with any Applicable Canadian Securities Laws.

"**Qualifying Provinces**" means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

"**Responses**" means the written responses delivered to the Underwriters on behalf of the Corporation by its President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer at the Due Diligence Session, other than any such responses or portions of such responses which are forward looking or otherwise relate to projections, forecasts or estimates of future performance or results (operating, financial or otherwise) or those extracted from the Corporation's reserves and resources contained in the AMEC 2007 Report or the WEIR Report.

"**Rights Plan**" means the Corporation's shareholder protection rights plan agreement dated as of May 27, 2005 between the Corporation and Computershare Trust Company of Canada.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Commission**" means the applicable securities commission or regulatory authority in each of the Qualifying Provinces, and "**Securities Commissions**" means all of them.

"**Smoky River**" means Smoky River International Inc., Grande Cache's inactive wholly-owned subsidiary incorporated under the laws of Alberta.

"**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application,

statement or document which may be filed by or on behalf of the Corporation under the Applicable Canadian Securities Laws which is incorporated by reference in this prospectus.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters' Counsel**" means Stikeman Elliott LLP.

"**Underwriters' Fee**" has the meaning ascribed thereto in section 14.1.

"**Underlying Securities**" means the Common Shares and Warrants comprising part of the Units, the Compensation Warrants, and the Common Shares issuable upon the exercise of the Warrants and the Compensation Warrants.

"**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended.

"**U.S. Private Placement Memorandum**" means the private placement memorandum incorporating the Preliminary Prospectus, the Prospectus or any such Supplementary Material, as the case may be, prepared for use in connection with the offering for sale of the Units in the United States.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

"**Warrant Certificate**" means a certificate issued under the Warrant Indenture evidencing Warrants and Compensation Warrants.

"**Warrant Indenture**" means the indenture to be entered into between the Corporation and Computershare Trust Company of Canada providing for the issue and creation of the Warrants and the Compensation Warrants.

"**WEIR**" means Weir International, Inc. of Downers Grove, Illinois, United States.

"**WEIR Report**" means the independent mineral resource and mineral reserve technical report of WEIR dated June 20, 2006 in respect of the No. 7 Mine underground of the Corporation and entitled "Technical Report for the No. 7/4 Mine prepared for Grande Cache Coal Corporation June, 2006 Project No. 5113.

1.2 The terms "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Canadian Securities Laws, "**distribution**" or "**distribution to the public**", as the case may be, shall also have the meanings as defined under the Applicable Canadian Securities Laws and "**distribute**" has corresponding meaning.

1.3 In this Agreement, "**to the knowledge of Grande Cache, after due inquiry**" means, a statement as to the knowledge of each of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer of the Corporation about the facts or circumstances to which such phrase relates, after having made due and applicable inquiries and investigations in connection with such facts and circumstances. In this Agreement, "**to the best knowledge of the Corporation**" means, a statement as to the actual knowledge of the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer of the Corporation about the facts or circumstances to which such phrase related.

1.4 The terms "**this agreement**", "**hereto**", "**wherein**", "**hereby**", "**hereunder**", "**hereof**' and similar expressions refer to the agreement of the parties set forth herein and not to a particular paragraph or other portion of this agreement.

1.5 Unless otherwise indicated, all references to "**$**" or "**dollars**" in this agreement shall be references to Canadian dollars.

1.6 Headings have been inserted for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, any reference in this agreement to an article, section, or schedule refers to the specified article, section or schedule of or to this agreement. Schedule A and each of its exhibits is hereby incorporated by reference into, and shall form a part of, this agreement.

1.7 All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word or pronoun.

ARTICLE 2
QUALIFICATION FOR SALE

2.1 The Corporation represents and warrants to the Underwriters that it is eligible to use the short form prospectus distribution system described in National Instrument 44-101 for the distribution of the Units and the Compensation Warrants.

2.2 The Corporation shall:

(a) not later than July 23, 2007, have prepared and filed the Preliminary Prospectus (in the English language) and other documents required under the Applicable Canadian Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(b) have obtained from the ASC a preliminary MRRS decision document dated not later than July 23, 2007, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(c) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, have:

(i) used its reasonable commercial efforts to promptly satisfy or resolve all comments with respect to the Preliminary Prospectus,

(ii) prepared and, not later than July 31, 2007 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), filed the Prospectus and other documents required under the Applicable Canadian Securities Laws with the Securities Commissions,

(iii) obtained a final MRRS decision document dated effective not later than July 31, 2007 (or such later date as may be agreed to in writing by the Corporation and the Underwriters) from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions,

(iv) otherwise fulfilled all legal requirements to enable the Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters,

(v) as soon as practicable after the preparation of the Prospectus and any Supplementary Material, prepare the U.S. Private Placement Memorandum and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum, and

(vi) until the completion of the distribution of the Units, promptly take all reasonable additional steps and proceedings that from time to time may be required under the Applicable Canadian Securities Laws in each Qualifying Province to continue to qualify the Units and Compensation Warrants for distribution or, in the event that the Units have, for any reason, ceased to so qualify, to again qualify the Units for distribution, save and except for a trade that is a control distribution;

(d) prior to the filing of the Prospectuses and, during the period of distribution of the Units, prior to the filing with any Securities Commissions of any Supplementary Material, have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein;

(e) during the period from the date hereof until the later of: (i) the Closing Date, or any Additional Closing Date, and (ii) completion of the distribution of the Units, allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material; and

(f) take or cause to be taken all such other reasonable steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Canadian Securities Laws to qualify the Units for distribution to the public in the Qualifying Provinces, save and except for a trade that is a control distribution.

2.3 Delivery of Prospectuses and Related Documents

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as is practicable, with the filing with the Securities Commissions of each of the Prospectuses:

(i) copies of the Preliminary Prospectus or the Prospectus, each in the English language, signed as required by the Applicable Canadian Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters, and any other documents required to be filed by the Corporation by the Applicable Canadian Securities Laws of the Qualifying Provinces in connection with the Preliminary Prospectus or the Prospectus;

(b) as soon as they are available, copies of any Supplementary Material, in the English language, as required, signed as required by the Applicable Canadian Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the Corporation's auditors dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus with indicated amounts in the financial statements or accounting records of the Corporation, and have found such information and percentages to be in agreement, which comfort letter shall be based on the applicable auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus, and a draft of which comfort letter shall have been provided to the Underwriters and the Underwriters' counsel at least one Business Day prior to the date of the Prospectus, and which comfort letter shall be in addition to the auditors' reports included or incorporated by reference in the Prospectus and any comfort letter addressed to the Securities Commissions;

(d) prior to or contemporaneously with the filing of the Prospectus, evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Common Shares and Warrants comprising the Units, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX for conditional listing approval and the minimum distribution requirement of the TSX being met in respect of the Units (the "**Listing Conditions**").

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in sections 2.3(a) and (b) shall also constitute the Corporation's consent to the use by the Underwriters of the Prospectuses, the Documents and any Supplementary Material in connection with the offering and sale of the Units in the Qualifying Provinces (and in the United States as contemplated herein).

2.4 Commercial Copies

(a) The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus, any such Supplementary Material and the U.S. Private Placement Memorandum in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

(b) The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Final Prospectus, any Supplemental Materials or the U.S. Private Placement Memorandum as the Underwriters may reasonably request.

ARTICLE 3
WARRANTS

3.1 Subject to the terms, material attributes and adjustments set out in the Warrant Indenture, each full Warrant shall entitle the holder thereof to purchase one fully paid and non-assessable Common Share upon the payment of the exercise price of $1.60 per share until 3:00 pm (Calgary time) for a period of 12 months from the Closing Date (the "**Expiry Time**").

3.2 Any Warrants which have not been exercised or, if applicable, cancelled, prior to the Expiry Time shall expire and shall be void and of no value.

ARTICLE 4
MATERIAL CHANGES

4.1 Until the completion of the distribution of the Units, Grande Cache shall promptly inform the Underwriters (and confirm such notification in writing) of the full particulars of:

(a) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or consolidated results of operations of the Corporation;

(b) any change in any material fact contained or referred to in the Prospectuses or any Supplementary Material;

(c) the occurrence of a material fact or event, which, in any such case is, or may be, of such a nature as to:

(i) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect,

(ii) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material, or

(iii) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Canadian Securities Laws; and

(d) the discovery by the Corporation of any misrepresentation in any part of the Prospectuses or any Supplementary Material,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

4.2 During the period of distribution of the Units, the Corporation will promptly inform the Underwriters of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(b) the issuance by any Securities Commission or similar regulatory authority, the TSX or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the TSX or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Units.

4.3 The Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Canadian Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in sections 4.1 or 4.2 and the Corporation will prepare and file promptly at the Underwriters' reasonable request any amendment to the Prospectuses or Supplementary Material as may be required under Applicable Canadian Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in Article 2.

4.4 During the period of distribution of the Units, the Corporation will promptly provide to the Underwriters, for review on a confidential basis (provided the Underwriters are able to fulfill their legal obligations) by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(a) any financial statement of the Corporation and management's discussion and analysis relating thereto;

(b) any annual information form, material change report, interim report, or information circular, or any amendment of any of the foregoing and any other proposed document which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(c) any press release of the Corporation;

(d) any other document to be filed by the Corporation with any Securities Commission or similar regulatory authority or the TSX; and

(e) any document or information to be sent to shareholders of the Corporation,

and provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel any draft or final report with respect to the mineral resources or reserves, or value, attributable to the Corporation's properties as soon as practicable following receipt thereof by the Corporation.

ARTICLE 5
REGULATORY APPROVALS

5.1 The Corporation will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all steps reasonably necessary to ensure that the Common Shares and Warrants comprising the Units (including the Common Shares issuable upon the exercise of the Compensation Warrants) have been approved for listing and posting for trading on the TSX prior to the filing of the Prospectus with the Securities Commissions, subject only to satisfaction by the Corporation of the Listing Conditions.

5.2 The Corporation will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF GRANDE CACHE

6.1 Each delivery of the Prospectuses pursuant to section 2.3 shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(a) all material information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or the U.S. Private Placement Memorandum as applicable, including, without limitation, the documents incorporated by reference therein:

(i) are at the respective dates of such documents, true and correct in all material respects,

(ii) contain no misrepresentation,

(iii) constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Units and no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for the inclusion in the Preliminary Prospectus or the Prospectus) which is required under Applicable Canadian Securities Laws to be stated in such disclosure or is necessary to make the

statements or information contained in such disclosure not misleading in light of the circumstances under which they were made, and

(iv) for the purposes of Applicable U.S. Securities Laws, contains no untrue statement of a material fact nor omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading,

(b) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein, complies in all material respects with the Applicable Canadian Securities Laws, including without limitation National Instrument 44-101; and

(c) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus or any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Corporation.

6.2 In addition to the representations and warranties contained in 6.1 hereof, Grande Cache represents and warrants to the Underwriters and acknowledges that the Underwriters are relying upon such representations and warranties that:

(a) *Status* – Grande Cache is a corporation duly incorporated and organized and is validly subsisting under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted, and to enter into and deliver this agreement and to perform its obligations hereunder.

(b) *Subsidiaries* – The Corporation has no Material Subsidiaries and Smoky River, the only subsidiary of Grande Cache, is an inactive corporation.

(c) *Authority* – All necessary corporate action has been taken by Grande Cache to authorize the execution and delivery by Grande Cache each of this agreement, the Warrant Indenture and the Warrant Certificates and the performance by Grande Cache of its obligations hereunder and thereunder, and this agreement has been, and each of the Warrant Indenture and the Warrant Certificates will be, at the Closing Time, and Additional Closing Time, if applicable, duly executed and delivered and constitutes, or in the case of the Warrant Indenture and the Warrant Certificates, will at the Closing Time, and the Additional Closing Time, if applicable, constitute, a valid and legally binding obligation of Grande Cache enforceable against it in accordance with their respective terms, and in each case will constitute at the Closing Time, and Additional Closing Time, if applicable, a valid and legally binding obligation of Grande Cache, enforceable against it in

accordance with their respective terms, subject only to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(ii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iii) rights to indemnity and contribution hereunder may be limited under applicable law.

(d) *Grande Cache Financial Statements* — The Grande Cache Financial Statements:

(i) are in accordance with the books, records and accounts of Grande Cache;

(ii) are true and correct and present fairly the results of operations and the financial position of Grande Cache for the periods ended on, and as at, the dates indicated;

(iii) have been prepared in accordance with Canadian GAAP consistently applied; and

(iv) represent fairly, in accordance with Canadian GAAP, all of the assets and liabilities of Grande Cache as at the dates indicated including all contingent liabilities of Grande Cache as at the dates indicated,

and Grande Cache is not aware of any fact or circumstance presently existing which would render the Grande Cache Financial Statements materially incorrect.

(e) *No Material Change in Grande Cache* - There has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Grande Cache from the position set forth in the Grande Cache Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of Grande Cache since March 31, 2007 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, event or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Grande Cache which have not been disclosed in the Prospectuses.

(f) *Capital* — Grande Cache is authorized to issue an unlimited number of Common Shares without nominal or par value and an unlimited number of preferred shares, issuable in series. As at the date hereof (and prior to the issuance of the Units), 51,057,988 Common Shares and no preferred shares are

issued and outstanding as fully paid and non-assessable. In addition, Grande Cache has:

(i) options outstanding to acquire an aggregate of 3,435,834 Common Shares at exercise prices of $0.79 to $11.56 per share; and

(ii) rights outstanding pursuant to the Rights Plan.

No other securities of Grande Cache are outstanding as at the date hereof.

(g) *Approvals* - No authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Common Shares and Warrants comprising the Units or the Compensation Warrants, except such as may be required under the Applicable Canadian Securities Laws and by the TSX;

(h) *Transfer Agent* — Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto is duly appointed as the registrar and transfer agent in respect of the Common Shares.

(i) *Warrant Trustee* - Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto will be at the Closing Time, and Additional Closing Time, if applicable, duly appointed as the trustee under the Warrant Indenture and registrar and transfer agent in respect of the Warrants.

(j) *Issuance by Grande Cache* — All of the Common Shares and Warrants to be issued by Grande Cache hereunder with respect to the Initial Units will at the Closing Time be, and, if applicable, with respect to the Over-Allotment Units will at the Additional Closing Time be, duly and validly created and issued and will be fully paid and non-assessable free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity.

(k) *No Options* — No person now has, or will immediately following the Closing Time have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of Common Shares, or of any unissued interest in or securities of any kind of Grande Cache or any subsidiary of Grande Cache except pursuant to:

(i) the Corporation's share option plan;

(ii) the Corporation's restricted share unit plan;

(iii) the Rights Plan;

(iv) the Over-Allotment Option;

(v) the Warrants; and

(vi) the Compensation Warrants.

(l) *No Defaults Under Offering* - The execution and delivery of this agreement, the fulfilment of the terms hereof by Grande Cache and the issuance, sale and delivery of the Common Shares and Warrants comprising the Units as contemplated by this agreement, the issuance of the Compensation Warrants and the issuance of the Common Shares upon the exercise of the Compensation Warrants and the Warrants do not and will not:

(i) require the consent, approval, authorization, order, filing, registration or qualification of or with any governmental authority, exchange, Securities Commission, the TSX or other regulatory commission or agency or third party, except those that are required under Applicable Canadian Securities Laws and from the TSX, all of which have been obtained (or will be obtained prior to the Closing Time, subject only to the satisfaction by Grande Cache of the Listing Conditions); or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the provisions of the constating documents or by-laws of Grande Cache, or any resolutions of any of the directors (or any committee thereof) or shareholders of Grande Cache, or any committee of such directors;

(B) any indenture, agreement or other instrument to which Grande Cache is a party or by which it is contractually bound;

(C) any statute, rule, regulation or law applicable to Grande Cache including, without limitation, the Applicable Canadian Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over Grande Cache; or

(D) any of the terms or provisions of or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Grande Cache under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which Grande Cache is a party or by which Grande Cache may be bound, or to which Grande Cache or any of its assets or businesses is subject (each, a "Contract"),

which individually or in the aggregate would (1) have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Grande Cache, or impair the sale of the Units or the consummation of the transactions contemplated by this agreement, (2) materially impair Grande Cache's ability to perform the obligations contemplated in the Prospectuses, this agreement, the Warrant Indenture, the Warrant Certificates or the Compensation Warrant Certificates or (3) materially affect the consummation of the transactions contemplated in this agreement, the Prospectuses, the Warrant Indenture or the Warrant Certificates.

(m) *No Restrictions on Distributions* – Except pursuant to the terms of the Credit Facility, Grande Cache is not currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock or other securities, or from paying any interest or repaying any loans, advances or other indebtedness of Grande Cache.

(n) *Permits* – Except as disclosed in the Prospectus, Grande Cache holds all permits, by-laws, leases, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted and all such permits, by-laws, leases, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect and in good standing in all material respects; and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of Grande Cache as now conducted or as proposed to be conducted (other than governmental royalties and income taxes), and to the knowledge of Grande Cache has not received any notice of proceedings relating to the revocation or modification of any such licenses, registrations, permits, authorities or qualifications which, if the subject of, an unfavourable decision, ruling or finding, would materially affect the business, operations, financial condition or prospects of the Corporation.

(o) *Compliance with Laws* - Except as disclosed in the Prospectus, Grande Cache has conducted and is conducting its activities or business in all material respects in compliance with all applicable laws, rules and regulations, and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to the Corporation in each jurisdiction in which it conducts its activities.

(p) *Title* – Although Grande Cache does not warrant title, Grande Cache does not have reason to believe that it does not have title to or the irrevocable right to produce and sell its coal ("**Interests**") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under

Grande Cache (except those arising in the ordinary course of business, which are not material in the aggregate) and, to the knowledge of Grande Cache, after due inquiry, Grande Cache holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

(q) *WEIR Report* – Grande Cache made available to WEIR, prior to the issuance of the WEIR Report, for the purpose of preparing such report, all information requested by WEIR, which information did not contain any material misrepresentation at the time such information was so provided. Except as disclosed in the Prospectuses, Grande Cache has no knowledge, after due inquiry, of a change in any reserves information provided to WEIR since the date that such information was so provided which would result in a material adverse change to the Grande Cache reserves set out in the WEIR Report. Grande Cache believes that the WEIR Report reasonably presents, as at the effective date thereof, Grande Cache's mineral reserves based upon information available in respect of such reserves at the time such report was prepared and the assumptions contained therein.

(r) *AMEC Reports* – Grande Cache made available to AMEC, prior to the issuance of each of the AMEC 2006 Report and AMEC 2007 Report, for the purpose of preparing such reports, all information requested by AMEC, which information did not contain any material misrepresentation at the time such information was so provided. Except as disclosed in the Prospectuses, Grande Cache has no knowledge, after due inquiry, of a change in any reserves information provided to AMEC since the date that such information was so provided which would result in a material adverse change to the Grande Cache reserves set out in the AMEC 2006 Report and AMEC 2007 Report. Grande Cache believes that the AMEC 2006 Report and AMEC 2007 Report reasonably presents, as at the effective date thereof, Grande Cache's mineral reserves based upon information available in respect of such reserves at the time such report was prepared and the assumptions contained therein.

(s) *No Claims* – Except as set forth in the Prospectus, there is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of Grande Cache) commenced or, to the knowledge of Grande Cache, after due inquiry, pending or threatened against or affecting Grande Cache or any of its properties, or to which Grande Cache is or may be a party or to which any property of Grande Cache (whether currently owned or to be acquired in the future) is or may be subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, result in a material adverse effect on, or which questions the validity of any action taken or to be taken by Grande Cache pursuant to or in connection with, this agreement or the Prospectuses or which affects or may affect the distribution of the Units.

(t) *Taxes* —Grande Cache has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by Grande Cache and, to the knowledge of Grande Cache, after due inquiry, there are no actions, suits, proceedings, investigations or claims threatened or pending against Grande Cache in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

(u) *Environmental Representations* — Except to the extent that any violation or other matter referred to in this section 6.2(u) does not have a material adverse effect on the Corporation or as disclosed in the Prospectuses:

(i) Grande Cache is in material compliance with all applicable laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the "**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

(ii) Grande Cache has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "**Environmental Permits**") necessary as at the date hereof for the operation of the business carried on or proposed to be commenced by Grande Cache and each Environmental Permit is valid, subsisting and in good standing and Grande Cache is not in material default or breach of any Environmental Permit and no proceeding is pending or threatened to revoke or limit any Environmental Permit; and

(iii) to the knowledge of Grande Cache after due inquiry, there has not occurred any material spills, emissions or pollution on any property of Grande Cache for which Grande Cache may be responsible, nor is Grande Cache the subject of any outstanding stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Law.

(v) *No Defaults Under Contracts* — Except as disclosed in the Prospectuses, no default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by

Grande Cache or, to the knowledge of Grande Cache, after due inquiry, any other person, any obligation, agreement, covenant or condition contained in any Contract, in any such case which default or event would reasonably be expected to have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Grande Cache.

(w) *No Cease Trade Orders* – No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, or any other securities of Grande Cache has been issued or made by any Securities Commission or exchange or any other regulatory authority and is continuing in effect and, to the knowledge of Grande Cache, after due inquiry, no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any such exchange or regulatory authority or under any Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or other applicable securities legislation.

(x) *No Labour Disputes* – Except as disclosed in the Prospectus, no labour dispute with the employees of Grande Cache exists or, to the knowledge of Grande Cache, after due inquiry, is imminent, and Grande Cache is not aware of any existing or imminent labour disturbance by the employees of any of its principal suppliers, manufacturers, customers, contractors or joint venture partners, which, in either case, may reasonably be expected to have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Grande Cache or impair the sale of the Units or the consummation of the transactions contemplated hereby or in the Prospectuses.

(y) *Reporting Issuer* –Grande Cache is a "reporting issuer" or the equivalent thereof in each Qualifying Province and, to the knowledge of Grande Cache, after due inquiry, is not in default of any material requirement under Applicable Canadian Securities Laws.

(z) *Voting Agreements* – Except for the Rights Plan, to the knowledge of Grande Cache, after due inquiry, Grande Cache is not aware of any agreement currently in force or effect which in any manner affects the voting or control of any of the securities of Grande Cache and, at the Closing Time, no such agreement will be in force or effect. Except for the Rights Plan, Grande Cache is not a party to a unanimous shareholder agreement or other shareholder agreement.

(aa) *Minute Books* – In all material respects, the minute books of Grande Cache are complete and correct and contain the minutes of all meetings and all the resolutions of directors (including committees of directors) and shareholders thereof.

(bb) *No Finder's Fee* – Except as provided herein, there is no person, firm or corporation acting for Grande Cache entitled to any brokerage or finder's fee

payable by on or behalf of Grande Cache in connection with this agreement or any of the transactions contemplated hereunder and in the event any person, firm or corporation acting or purporting to be acting for Grande Cache establishes a claim for any commission or brokerage or finder's fee from the Underwriters, Grande Cache covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof

(cc) *Public Record* - The information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statements.

(dd) *Prospectuses* - The Corporation has the necessary power and authority to execute and deliver the Prospectuses and all requisite action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses.

(ee) *Due Diligence Session* - The Responses are true and correct where they relate to matters of fact, and the Corporation and its directors and officers have responded in a thorough and complete fashion. Where the Responses reflect the opinion or view of the Corporation or its directors or officers (including Responses or portions of such Responses which are forward-looking or otherwise relate to projections, forecasts or estimates of future performance or results (operating, financial or otherwise) ("**Forward-looking Statements**")), such opinions or views are subject to the qualifications set forth in the Responses and were honestly held and believed to be reasonable at the time they were given; provided, however, it shall not constitute a breach of this section 6.2(ee), solely if the actual results vary or differ from those contained in Forward-looking Statements

(ff) *Compliance with Proceeds of Crime Legislation* -

(i) Neither the Corporation nor its subsidiary has, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (B) made any contribution to any candidate for public office, in either case, where either the payment of the purpose of such contribution, payment or gift was, is, or would be prohibited under the *Canada Corruption of Foreign Public Officials Act* (Canada) or the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation or its subsidiary and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation; and

(ii) neither the Corporation nor its subsidiary, to the best knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation or its subsidiary has been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department ("**OFAC**"); and the Corporation will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to the Corporation, its subsidiary or to any affiliated entity, joint venture partner or other person or entity, to finance any investment sin, or make any payments to, any country or person targeted by any of the sanctions of the United Sates administered by OFAC.

(gg) *Applicable U.S. Securities Laws* -The Corporation makes the representations, warranties and covenants applicable to it in Schedule "A" hereto, which shall be deemed to be incorporated by reference into this agreement. In addition, the Corporation represents and warrants that the offer and issuance of the Compensation Warrants has been, and will be, made in transactions that qualify as "offshore transactions" (as defined in Regulation S under the U.S. Securities Act) and otherwise in accordance with such Regulation S.

ARTICLE 7
FURTHER COVENANTS OF GRANDE CACHE

7.1 Grande Cache covenants and agrees with the Underwriters that it will:

(a) duly, punctually and faithfully perform all obligations to be performed, and covenants made, by it under this agreement;

(b) use its best efforts to obtain, prior to the Closing Time, all necessary approvals of the TSX for the listing of all of the Common Shares and Warrants comprising the Units and the Common Shares issuable upon the exercise of the Warrants and the Compensation Warrants, subject only to the filing of required documents and required distributions; and

(c) use the proceeds from the Offering in the manner described in the Prospectus.

ARTICLE 8
CONDITIONS OF CLOSING

8.1 The obligations of the Underwriters hereunder shall be subject to the following conditions, which are for the exclusive benefit of the Underwriters, any of which may be waived, in whole or in part, by the Underwriters in their sole discretion:

(a) Grande Cache shall have delivered to the Underwriters, at the Closing Time, and any Additional Closing Time, as the case may be, certificates dated the Closing Date, or Additional Closing Date, as the case may be, addressed to the Underwriters and signed by the Chief Executive Officer of Grande Cache and the

Chief Financial Officer of Grande Cache, or such other senior officer(s) of Grande Cache as may be acceptable to the Underwriters, acting reasonably, certifying for and on behalf of Grande Cache and without personal liability, after having made due enquiries, to the effect that:

(i) Grande Cache has duly complied with all the covenants and satisfied all the terms and conditions of this agreement, the Warrant Indenture and the Warrant Certificates on its part to be complied with and satisfied at or prior to the Closing Time, or Additional Closing Time, as the case may be,

(ii) the representations and warranties of Grande Cache contained herein are true and correct as at the Closing Time, or Additional Closing Time, as the case may be, with the same force and effect as if made at the Closing Time, or Additional Closing Time, as the case may be, after giving effect to the transactions contemplated hereby,

(iii) no order, ruling or determination having the effect of ceasing the trading or suspending the issuance or sale of the Common Shares and Warrants comprising the Units or any other securities of Grande Cache to be issued and sold by Grande Cache hereunder has been issued or made and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened, and

(iv) to the knowledge of such officers, no event of a nature referred to in sections 15.1(a), 15.1(b) or 15.1(c) has occurred or is pending, contemplated or threatened;

(b) the Underwriters shall have received a certificate dated the Closing Date, or Additional Closing Date, as the case may be, signed by the Corporate Secretary of Grande Cache or any other senior officer of Grande Cache as may be acceptable to the Underwriters, in form and content satisfactory to the Underwriters' Counsel, acting reasonably, with respect to:

(i) the articles of incorporation and by-laws or other constating documents of Grande Cache,

(ii) the resolutions of the board of directors of Grande Cache, relevant to the issue and sale of the Units to be issued and sold by Grande Cache, and the authorization of this agreement, the Prospectuses, the Warrant Indenture, the Warrant Certificates and the other agreements and transactions contemplated herein, and

(iii) the incumbency and signatures of signing officers of Grande Cache;

(c) Grande Cache shall have caused Corporation's Counsel to deliver to the Underwriters and Underwriters' Counsel a legal opinion dated and delivered the Closing Date, or the Additional Closing Date, as the case may be, in form and substance reasonably satisfactory to the Underwriters with respect to such

matters as the Underwriters may reasonably request relating to the Offering including, without limitation:

(i) the due incorporation, continuation or amalgamation, as the case may be, and valid existence of the Corporation,

(ii) the due registration or qualification to carry on business under the laws of each jurisdiction in which the Corporation carries on a material portion of its business as now conducted by it,

(iii) the corporate power and capacity of the Corporation,

(iv) the authorized, issued and outstanding capital of the Corporation, including an opinion as to securities of the Corporation issuable pursuant to any agreement, warrant, option or right for the purchase of any unissued securities of the Corporation,

(v) the attributes of the Common Shares, Warrants and Compensation Warrants conform in all material respects with the descriptions thereof contained in the Prospectuses,

(vi) the Underlying Securities to be issued have been duly authorized, allotted and reserved for issuance and will, when issued, be issued as fully paid and non-assessable,

(vii) the Underlying Securities will be freely tradeable and not subject to a hold period under the Applicable Canadian Securities Laws (other than applicable "control distribution restrictions"),

(viii) subject to the assumptions and qualifications stated in the Prospectuses, the Initial Units or Over-Allotment Units, as applicable, when issued, will be qualified investments under the Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not be considered "foreign property" for the purposes of the Income Tax Act.

(ix) the due authorization, execution, delivery and enforceability of this agreement, the Prospectuses, the Warrant Indenture and the Warrant Certificates by the Corporation, and the fulfillment of the terms hereof and thereof,

(x) that the execution and delivery of this agreement and the Prospectuses, the Warrant Indenture and the Warrant Certificates and the sale and delivery of the Units, the issuance of the Compensation Warrants and the distribution of the Initial Units, and any Over-Allotment Units, if applicable, and the Compensation Warrants do not and will not result in a breach of, and do not and will not create a set of facts which, after notice

or lapse of time or both, conflict with any terms, conditions or provisions of the articles of the Corporation, the by-laws or any resolutions of the directors (or any committee thereof) or shareholders of the Corporation, or, so far as Corporation's Counsel is aware, any indenture, contract, agreement (written or oral), instrument, lease or other document to which any of the Corporation or its subsidiaries is a party,

(xi) compliance with all Applicable Canadian Securities Laws including, without limitation, the receipt of all necessary regulatory approvals (including, without limitation, the conditional approval of the TSX) relating to the Offering and the issuance of the Common Shares upon the exercise of the Warrants and Compensation Warrants,

(xii) the issuance of the Initial Units, and Over-Allotment Units, as applicable, and the Compensation Warrants has been approved by the TSX, subject only to applicable filing requirements, and

(xiii) all such other matters as the Underwriters and Underwriters' Counsel may reasonably request,

provided, however that in connection with such opinion, Corporation's Counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation, the transfer agent and the auditors of the Corporation which have audited any of the financial statements included or incorporated by reference in the Prospectuses as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which specifically relate to the Corporation, including the issuance of the Units;

(d) if any Units are sold by an Underwriter or any affiliate of an Underwriter, in the United States, the Corporation shall cause to be delivered a favourable legal opinion by Dorsey & Whitney LLP, special United States counsel to the Corporation, in form and substance reasonably satisfactory to the Underwriters, to the effect that no registration of the Units under the U.S. Securities Act will be required in connection with the offering and sale of the Units in the United States, provided, that the sale of the Units in the United States is made in accordance with Schedule "A" hereto, it being understood that such counsel need not express its opinion with respect to any subsequent resales of any such securities and may rely, to the extent appropriate in the circumstances, as to matters of fact or certificates of officers of the Corporation and others;

(e) the Underwriters shall have received copies of correspondence indicating that Grande Cache has obtained all necessary approvals for the Common Shares and Warrants comprising the Units, and the Common Shares issuable upon the exercise of the Warrants and Compensation Warrants to be listed for trading on the TSX on the Closing Date, subject only to the Listing Conditions;

(f) the Underwriters shall have received a comfort letter from the Corporation's auditors, addressed to the Underwriters and dated the Closing Date, or the Additional Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter referred to in section 2.3(c) up to the Closing Time, or the Additional Closing Time, as applicable, which comfort letter shall be not more than two days prior to the Closing Date, or the Additional Closing Date, as applicable; and

(g) the Underwriters shall have received such other certificates and documents as the Underwriters may request, acting reasonably.

ARTICLE 9
CLOSING

9.1 The closing of the purchase and sale of the Initial Units shall be completed at the Closing Time at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta or at such other place as Grande Cache and the Underwriters may agree in writing.

9.2 At the Closing Time, Grande Cache shall deliver to the Lead Underwriter, on behalf of the Underwriters:

(a) the opinions, certificates and documents referred to in section 8.1; and

(b) definitive certificates representing the Common Shares and Warrants comprising the Initial Units sold to purchasers and certificates representing the Compensation Warrants in accordance with the instructions provided by Canaccord and provided to Grande Cache in writing not less than 24 hours prior to the Closing Time with the applicable legends required by the Applicable Canadian Securities Laws and Applicable U.S. Securities Laws.

9.3 At the Closing Time, the Lead Underwriter, on behalf of the Underwriters, shall pay $1.222 per Initial Unit to Grande Cache by way of wire or electronic funds transfer, payable to Grande Cache against delivery of the documents set forth in section 9.2, representing the purchase price per Unit subscribed for less the Underwriters' Fee.

9.4 The closing of the purchase and sale of the Over-Allotment Units, if any, shall be completed at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta or at such other place as Grande Cache and the Underwriters may agree in writing, on the date (the "**Additional Closing Date**") and at the time ("**Additional Closing Time**") specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Units provided that in no event shall such time be earlier than the Closing Time or two Business Days after the date of the written notice of the Underwriters to Grande Cache in respect of the Over-Allotment Units, and further provided that the Additional Closing Date shall not be later than 30 days after the Closing Date, or at such other time and date as the Underwriters and Grande Cache may agree upon in writing. The Lead Underwriter, on behalf of the Underwriters, at the Additional Closing Time, shall pay $1.222 per Over-Allotment Unit

by wire transfer or electronic funds transfer to Grande Cache, against delivery of the documents set forth in (a) and (b) below, representing the purchase price per Over-Allotment Unit subscribed for less the Underwriters' Fee for the Over-Allotment Option:

(a) to the extent applicable, the opinions, certificates and documents referred to in section 8.1; and

(b) definitive certificates representing the Common Shares and Warrants comprising the Over-Allotment Units agreed to be sold to purchasers and certificates representing the Compensation Warrants registered in such name or names as Canaccord shall notify Grande Cache in writing not less than 24 hours prior to the Additional Closing Time.

ARTICLE 10
RESTRICTIONS ON FURTHER ISSUES, SALES OR TRANSACTIONS

10.1 Without the prior written consent of the Lead Underwriter, on behalf of the Underwriters after consultation with the Underwriters, such consent not to be unreasonably withheld, during the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, Grande Cache shall not, directly or indirectly, offer, sell or issue for sale or resale any Common Shares, or financial instruments or securities convertible into or exercisable or exchangeable for Common Shares, or agree to or announce any such offer, sale or issuance, except in conjunction with:

(a) the issuance of the Initial Units;

(b) the issuance of the Over-Allotment Units

(c) the issuance of Common Shares upon the exercise of the Warrants and the Compensation Warrants;

(d) the grant or exercise of stock options and other similar issuances pursuant to any share compensation arrangements of Grande Cache;

(e) the issuance of securities pursuant to the restricted share unit plan of Grande Cache;

(f) the issuance of securities of the Corporation pursuant to the Rights Plan;

(g) the exercise of any other convertible securities outstanding on the date hereof;

(h) securities issued in connection with any arm's length acquisition, merger, consolidation or amalgamation by or of Grande Cache with any other company or companies; and

(i) securities issued in connection with any arm's length acquisition of assets by Grande Cache.

ARTICLE 11
INDEMNIFICATION BY GRANDE CACHE

11.1 Subject to section 11.1(a), Grande Cache shall fully indemnify and save harmless each of the Underwriters, each of their respective affiliates and each of their respective directors, officers, employees, advisors and agents (collectively, the "**Indemnified Parties**" and singularly an "**Indemnified Party**") from and against any and all expenses, losses (other than loss of profit), claims, actions, damages, demands, costs, fines, penalties, taxes, interest and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of the Indemnified Parties' counsel that may be incurred in advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "**Claims**") to which any Indemnified Party may become subject or otherwise involved, in any capacity, insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the engagement and activities of the Underwriters under this agreement, including without limitation:

(a) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus or such other part of the Public Record) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(b) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus or such other part of the Public Record) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(c) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Common Shares or Warrants comprising the Units, the Compensation Warrants or the Common Shares issuable upon the exercise of the Warrants or the Compensation Warrants imposed by any competent authority (not based upon the wrongful activities or alleged wrongful activities of the Underwriters or their banking or Selling Firm members, if any) if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in section 11.1(b);

(d) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Firm members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of Common Shares or Warrants comprising the Units or the Underlying Securities; or

(e) any breach of, default under or non-compliance by the Corporation with any requirements of the Applicable Canadian Securities Laws, the by-laws, rules or regulations of the TSX or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

11.2 If any claim contemplated by section 11.1 shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Corporation (the "**Indemnifying Party**") (provided that failure to so notify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party's ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Person acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Party or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by section 11.1 if:

(a) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to the Indemnifying Party and that representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Party shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(b) the Indemnifying Party shall not have taken the defense of such proceedings and employed counsel within ten days after notice has been given to the Indemnifying Party of commencement of such proceedings; or

(c) the employment of such counsel has been authorized by the Indemnifying Party in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Party, provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

11.3 The Indemnifying Party hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

11.4 If any legal proceedings shall be instituted against the Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of the Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Party shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

11.5 The rights and remedies of the Indemnified Persons set forth in Article 11 and Article 12 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

11.6 The Indemnifying Party hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this Article 11 and under Article 12 with respect to all such agents, directors, officers, shareholders and employees.

11.7 The Indemnifying Party waives any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

11.8 The rights of indemnity contained in this Article 11 shall not apply if the Indemnifying Party have complied with the provisions of Article 2 (or the Underwriters have otherwise agreed to waive compliance therewith) and the person asserting any claim contemplated by this Article 11 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Canadian Securities Laws, to be delivered to such person by the Underwriters.

11.9 If the Indemnifying Party has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Party copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Party.

ARTICLE 12
CONTRIBUTION

12.1 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Party and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Units), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Party on the one hand, and by the Underwriters on the other hand, from the offering of the Units; or

(b) if the allocation provided by section 12.1(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in section 12.1(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Party, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

12.2 The relative benefits received by the Indemnifying Party, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Party (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Party, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Article 11 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Indemnifying Party or the Underwriters and the party's relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Article 11.

12.3 The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Units), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

12.4 The Indemnifying Party and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this Article 12 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

12.5 Any liability of the Underwriters under this Article 12 shall be limited to the amount actually received by the Underwriters under Article 14.

ARTICLE 13
EXPENSES

13.1 Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Initial Units, and Additional Units, as applicable, shall be borne by the Corporation including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the "greensheet", if any, and the delivery thereof to the Underwriters, the fees and expenses of the Corporation's counsel, the fees and expenses of local agent counsel retained by the Corporation or the Corporation's counsel, the fees and expenses of Underwriters' counsel, the fees and expenses of the Corporation's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, all reasonable expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

ARTICLE 14
UNDERWRITERS' COMPENSATION

14.1 In consideration of the Underwriters' services to be rendered in connection with the Offering, including the distribution of and purchasing the Units, and performing administrative work in connection with the Offering, Grande Cache agrees:

(a) to pay to the Underwriters, a fee (the "**Underwriters' Fee**") of 6.0% of the gross proceeds of the Offering at the Closing Time and a fee of 6.0% of the gross proceeds of the sale of Over-Allotment Units purchased at any Additional Closing Time; and

(b) to grant to the Underwriters, in the aggregate:

(i) at the Closing Time, warrants ("**Compensation Warrants**"), entitling the Underwriters to acquire, upon exercise by the Underwriters in accordance with the terms of such Compensation Warrants, that number of Common Shares as is equal to 5.0% of the number of Initial Units sold pursuant to the Offering, at a price of $1.60 per Common Share and expiring 12 months after the Closing Date; and

(ii) at the Additional Closing Time, Compensation Warrants entitling the Underwriters to acquire, upon exercise by the Underwriters in accordance with the terms of such Compensation Warrants, that number of Common Shares as is equal to 5.0% of the number of Over-Allotment Units sold pursuant to the Offering, at a price of $1.60 per Common Share and expiring 12 months after the Additional Closing Date,

provided that, for greater certainty, the services provided by the Underwriters in connection herewith will not be subject to goods and services tax provided for in the *Excise Tax Act* (Canada) ("GST") and taxable supplies will be incidental to the exempt financial services provided.

ARTICLE 15
EARLY TERMINATION

15.1 In addition and without prejudice to any other remedies which may be available to the Underwriters, or any of them, the Underwriters may, without liability, terminate their obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(a) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Units or any Underlying Securities is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX or any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation or any of its subsidiaries or any of their respective directors or senior officers is announced, commenced or threatened by any Securities Commission or similar regulatory authority, the TSX or any other competent authority or any order is issued under or pursuant to any statute of Canada or of any of the provinces or jurisdictions of Canada, or any other applicable law or regulatory authority (unless based solely on the activities or alleged activities of the Underwriters), or any law, regulation or policy is enacted or proposed or changed, or in the interpretation or administration thereof, which, in the opinion of the Underwriters, acting reasonably, operates to prevent, restrict or affect trading in the Units or any Underlying Securities and which has not been rescinded, revoked or withdrawn or materially and adversely affects or would reasonably be expected to materially adversely affect the market price or value of the Units or other securities of the Corporation;

(c) there shall have occurred any material change (actual, anticipated, contemplated or threatened, financial or otherwise), as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of the Corporation, or in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or condition (financial or otherwise), business or business prospects of the Corporation, or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation, or any change in a or new material fact, or the Underwriters become aware of any undisclosed material information, or a development that could result in a material change or a change in or a new material fact, in any case which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Units or any other

securities of the Corporation or the investment quality or marketability of the Units or any other securities of the Corporation or prevents or restricts trading in or the distribution of the Units or the Underlying Securities;

(d) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crises, or any law or regulation or any other occurrence of any nature whatsoever which, in the sole opinion of the Underwriters or any one of them, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation; or

(e) the Corporation shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

15.2 The Underwriters, or any of them, may exercise any or all of the rights provided for in sections 15.1 or 19.5 or Article 8 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Units for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to sections 15.1 or 19.5 or Article 8 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

15.3 Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Article 11, Article 12 or section 13.1.

15.4 If an Underwriter elects to terminate its obligations to purchase the Units as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in Article 11, the contribution rights referred to in Article 12 and the payment of the expenses referred to in section 13.1.

ARTICLE 16
UNDERWRITERS' SYNDICATE

16.1 Subject to the terms of this agreement, the obligation of the Underwriters to purchase the Initial Units at the Closing Time will be several (and not joint nor joint and several)

and will be limited to the percentage of the Initial Units set out opposite the name of the respective Underwriter below:

Canaccord	60%;
Bolder Investment Partners, Ltd.	20%; and
Salman Partners Inc.	20%.

Nothing in this section will obligate the Corporation to sell to any or all of the Underwriters, or the Underwriters to purchase, less than all of the Initial Units.

16.2 The Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which have the authority to bind the Underwriters except in respect of a notice of termination given pursuant to Article 15 which notice may be given by any Underwriter, or an agreement of settlement given under Article 11 or Article 12 which may be given only by the Underwriters affected thereby. The Lead Underwriter shall consult fully with the other Underwriter with respect to any such notice or other communication. Acceptance of this offer by the Corporation shall constitute their respective authority for accepting notification of any such matters from the Lead Underwriter

16.3 The Corporation:

(a) acknowledges and agrees that each of the Underwriters has certain statutory obligations as a registrant under the Applicable Canadian Securities Laws and has fiduciary relationships with the Subscribers in connection with this transaction (its "**clients**");

(b) acknowledges and agrees that none of the Underwriters is a fiduciary of the Corporation; and

(c) consents to each of the Underwriters acting hereunder while continuing to act for its clients.

To the extent any Underwriter's statutory obligations as a registrant under Applicable Canadian Securities Laws or fiduciary relationships with its clients conflicts with its obligations hereunder, such Underwriter shall be entitled to fulfil its statutory obligations as a registrant under Applicable Canadian Securities Laws and its duties to its clients. Nothing in this agreement shall be interpreted to prevent any Underwriter from, fulfilling its statutory obligations as a registrant under Applicable Canadian Securities Laws or to act as a fiduciary of its clients.

ARTICLE 17
UNDERWRITERS COVENANTS

17.1 Each of the Underwriters covenants and agrees with the Corporation that it will:

(i) offer the Units for sale to the public only in those of the Qualifying Provinces in which it is appropriately registered to do so, and may, subject to the terms of this agreement, offer the Units for sale in the United States in the manner contemplated by Schedule "A" attached hereto, which is incorporated herein by reference;

(ii) conduct activities in connection with the proposed offer and sale of the Units in compliance with all the Applicable Canadian Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Firm established in connection with the distribution of the Units;

(iii) use all reasonable efforts to complete the distribution of the Units as soon as possible;

(iv) not to make use of any "greensheet" in respect of the Units without the approval of the Corporation and shall comply with Applicable Canadian Securities Laws with respect to the use of "greensheets" and any other marketing material during the waiting period;

(v) give prompt written notice to the Corporation when, in the opinion of the Underwriters, the distribution of the Units has ceased;

(vi) not solicit subscriptions for the Units, trade in Units or otherwise do any act in furtherance of a trade of Units outside of the Qualifying Provinces or, subject to section 17.1(i), in other jurisdictions outside of Canada; and

(vii) as soon as reasonably practicable after the Closing Date provide the Corporation with a breakdown of the number of Units sold in each of the Qualifying Provinces and, upon completion of the distribution of the Units, provide to the Corporation notice to that effect, if required by Applicable Canadian Securities Laws.

17.2 For the purposes of this Article 17, the Underwriters shall be entitled to assume that the Units may be lawfully offered for sale and sold in the Qualifying Provinces by duly qualified investment dealers and brokers under Applicable Canadian Securities Laws in the Qualifying Provinces, if the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Corporation, of any circumstances that would legally prohibit such distribution.

(a) The Underwriters shall be entitled to offer the Units to certain purchasers in the United States in accordance with the terms set out in Schedule "A" attached hereto, which terms, and the representations, warranties and covenants set out in such Schedule shall be deemed to be incorporated by reference into this agreement.

(b) No Underwriter will be liable to the Corporation under this Article 17 with respect to a default by any of the other Underwriters but will be liable to the Corporation only for its own default.

17.3 Each Underwriter represents and warrants that it was offered the Compensation Warrants outside of the United States, it is not a "U.S. person" as such term is defined in Regulation S under the U.S. Securities Act, and it executed this agreement outside the United States. Each Underwriter further agrees and acknowledges that the Compensation Warrants may be exercised in the United States or by, or for the account or benefit of, a U.S. person, only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

ARTICLE 18
NOTICES

18.1 Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered:

(a) in the case of Grande Cache, to Suite 1610, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6, Attention: Robert H. Stan, Facsimile: (403) 543-7092; with a copy to Burnet, Duckworth & Palmer LLP, First Canadian Centre, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Fred Davidson, Facsimile: (403) 260-0337; and

(b) in the case of the Underwriters to the following addresses: Canaccord Capital Corporation, Suite 2200, 609 Granville Street, Vancouver, BC, V7Y 1H2 Attention: Ali Pejman, Facsimile: (604) 643-7733; in each case with a copy to Stikeman Elliott LLP, 4300, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Craig A. Story, Facsimile: (403) 266-0384.

18.2 Grande Cache and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing and, unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by facsimile transmission and shall be deemed to have been given (a) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (b) in the case of a notice delivered or given by facsimile transmission, on the first Business Day following the day on which it is sent.

ARTICLE 19
MISCELLANEOUS

19.1 This agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and Grande Cache and their respective successors and legal representatives.

19.2 This agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without reference

to its conflicts of laws provisions. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

19.3 If any provision of this agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

19.4 Time shall be of the essence hereof and, following any waiver or indulgence by any party hereto, time shall again be of the essence hereof.

19.5 All representations, warranties, covenants and agreements of Grande Cache and the Underwriters herein contained or contained in documents submitted pursuant to this agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Units and the termination of this agreement and shall continue in full force and effect until the third anniversary of this agreement for the benefit of the Underwriters or Grande Cache, as the case may be, regardless of any subsequent disposition of the Units or the Underlying Securities or any investigation by or on behalf of the Underwriters with respect thereto. The Underwriters shall be entitled to rely on the representations and warranties of Grande Cache contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf. Grande Cache shall be entitled to rely on the representations and warranties of the Underwriters contained herein notwithstanding any investigation which Grande Cache may undertake or which may be undertaken on its behalf

19.6 Each of the parties hereto shall be entitled to rely on delivery of a facsimile copy of this agreement and acceptance by each such party of any such facsimile copy shall be legally effective to create a valid and binding agreement among the parties hereto in accordance with the terms hereof.

19.7 This agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

19.8 This agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters or any of them and Grande Cache with respect to this Offering including, without limitation, the engagement letter between Grande Cache and Canaccord dated July 18, 2007 and reconfirmed on July 19, 2007, and the amended engagement letter between Grande Cache and Canaccord dated July 18, 2007.

19.9 Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as any

other party hereto may reasonably require from time to time for the purposes of giving effect to this agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this agreement.

(remainder of page intentionally blank)

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to Canaccord.

Yours very truly,

CANACCORD CAPITAL CORPORATION

By: *"Ali Pejman"*

BOLDER INVESTMENT PARTNERS, LTD.

By: *"Paul J.C. Woodward"*

SALMAN PARTNERS INC.

By: *"Terrance K. Salman"*

Accepted and agreed to by the undersigned as of the date of this letter first written above.

GRANDE CACHE COAL CORPORATION

By: *"Robert H. Stan"*
Robert H. Stan
President and Chief Executive Officer

SCHEDULE "A"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among Grande Cache Coal Corporation, Canaccord Capital Corporation, Bolder Investment Partners, Ltd. and Salman Partners Inc., made as of July 23, 2007.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Units;

"Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer which is i) a foreign government; ii) a national of any foreign country; or iii) a corporation or other organization incorporated or organized under the laws of any foreign country;

"Foreign Private Issuer" means any Foreign Issuer other than a foreign government except an issuer meeting the following conditions: i) more than 50 percent of the issuer's outstanding voting securities are directly or indirectly held of record by residents of the United States; and ii) any of the following: 1. the majority of the executive officers or directors of the issuer are United States citizens or residents, or 2. more than 50 percent of the assets of the issuer are located in the United States, or 3. the business of the issuer is administered principally in the United States;

"General Solicitation or General Advertising" means "general solicitation" or "general advertising" as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by "general solicitation" or "general advertising";

"Institutional Accredited Investor" means those institutional "accredited investors" as specified in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities" means the Units, the Common Shares and Warrants comprising the Units, and the Common Shares issuable upon exercise of the Warrants;

"Selling Firm" means the dealers and brokers other than the Agents who participate in the offer and sale of the Units pursuant to the Agreement to which this Schedule "A" is attached;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" means a "U.S. person" as that term is defined in Regulation S;

"U.S. Placement Agent" means, in the case of each Underwriter, its duly registered broker-dealer affiliates in the United States;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agreement to which this Schedule "A" is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter severally but not jointly acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account of or benefit of, U.S. Persons, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Underwriter severally but not jointly represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Units forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S to persons who are not U.S. Persons, or (b) in the United States or to, or for the account or benefit of, U.S. Persons, in each case to persons reasonably believed to be (i) Qualified Institutional Buyers in accordance with Rule 144A or (ii) Institutional Accredited Investors in accordance with another exemption from the registration requirements of the U.S. Securities Act.

2. Neither the Underwriter, its U.S. Placement Agent, nor any person acting on its or their behalf, has made or will make (except as permitted in paragraphs 3 through 9 below) (a) any offer to sell, or any solicitation of an offer to buy, any Units to any person in the United States, (b) any sale of Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person or acting for the account or benefit of a U.S. Person, or the Underwriter reasonably believed that such purchaser was outside the United States and not a U.S. Person or acting for the account or benefit of a U.S. Person, or (c) any Directed Selling Efforts with respect to the Units.

3. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its U.S. Placement Agent, any Selling Firm members or with the prior written consent of the Corporation. It shall require each Selling Firm member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each Selling Firm member complies with, the same provisions of this Schedule "A" as apply to such Underwriter as if such provisions applied to such Selling Firm member.

4. All offers and sales of the Units in the United States shall be made through the Underwriter's U.S. Placement Agent in compliance with all applicable United States broker-dealer requirements. Each such U.S. Placement Agent is a duly registered broker-dealer with the SEC, and is a member in good standing with the National Association of Securities Dealers, Inc.

5. Offers and sales of the Units in the United States by the Underwriter or its U.S. Placement Agent shall not be made by (a) any form of General Solicitation or General Advertising or (b) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6. Offers to sell and solicitations of offers to buy the Units in the United States or to, or for the account or benefit of, U.S. Persons, shall be made in accordance with: (a) Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States which persons will each be deemed to have represented, warranted and agreed as provided in the U.S. Placement Memorandum; or (b) pursuant to another exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws to persons reasonably believed to be Institutional Accredited Investors which persons each execute and deliver to the Corporation, the Underwriters and their U.S. Placement Agents a purchaser's letter in the form set out in Exhibit "A" to the U.S. Placement Memorandum, as agreed by the Underwriters and the Corporation.

7. All purchasers of the Units in the United States or who are U.S. Persons or acting for the account or benefit of U.S. Persons and are purchasing pursuant to Rule 144A shall be informed by the Underwriter, or its U.S. Placement Agent, that the Securities have not been and will not be registered under the U.S Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

8. Each offeree in the United States, who is a U.S. Person or acting for the account or benefit of a U.S. Person has been or shall be provided by the Underwriter through its U.S. Placement Agent, with a U.S. Private Placement Memorandum including the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser in the United States, each purchaser who was offered Units in the United States and each purchaser who is a U.S. Person or acting for the account or benefit of a U.S. Person, will have received at or prior to the time of purchase of any Units, the U.S. Private Placement Memorandum including the Prospectus.

9. At closing, each Underwriter, together with its U.S. Placement Agents selling Units in the United States or to, or for the account of benefit of U.S. Persons, will provide a certificate, substantially in the form of Exhibit "A" to this Schedule "A" relating to the manner of the offer and sale of the Units in the United States and to, or for the account or benefit of, U.S. Persons, or will be deemed to have represented that neither it nor its U.S. Placement Agents has offered or sold Units in the United States or to, or for the account or benefit of, U.S. Persons.

<u>Representations, Warranties and Covenants of the Corporation</u>

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Private Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Common Shares or the Warrants;

2. The Corporation is not now and as a result of the sale of the Units contemplated hereby will not be required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended;

3. Except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration available under Section 4(2) of the U.S. Securities Act or Qualified Institutional Buyers in reliance upon the exemption from registration provided by Rule 144A, neither the Corporation nor any of its affiliates, nor any person acting on its or its or their behalf (other than the Underwriters, the U.S. Placement Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Units to a person in the United States or to, or for the account or benefit of, a U.S. Person; or (b) any sale of Units unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States and not a U.S. Person or acting for the account or benefit of a U.S. Person or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person or acting for the account or benefit of a U.S. Person.

4. During the period in which the Units are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action that would cause

the exemption afforded by Section 4(2) of the U.S. Securities Act to be unavailable for offers and sales of the Units in the United States and to, or for the account or benefit of, U.S. Persons, in accordance with this Schedule "A", or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sale of the Units outside the United States to persons who are not U.S. Persons or acting for the account or benefit of U.S. Persons.

5. None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, any Units in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6. The Units are not, and as of the Closing Time will not be, and no securities of the same class as the Common Shares or Warrants are or will be, (a) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

7. The Corporation warrants and agrees that it will notify its transfer agent as soon as practicable upon it becoming a "domestic issuer" (as that term is defined in Regulation S).

8. For so long as any of the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Securities, or to any prospective purchaser of such Securities designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

9. Except with respect to the offer and sale of the Units offered hereby, the Corporation has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Units and would cause the applicable exemptions from registration to become unavailable with respect to the offer and sale of the Units.

EXHIBIT A
UNDERWRITERS' CERTIFICATE

In connection with the private placement of units (the "**Securities**") in the United States and to, or for the account or benefit of, U.S. Persons (the "**U.S. Purchasers**") of Grande Cache Coal Corporation (the "**Corporation**") to one or more U.S. institutional investors, the undersigned **[name of Underwriter]**, and **[name of U.S. broker-dealer affiliate of Underwriter]**, who has signed below in its capacity as placement agent in the United States (the "**U.S. Placement Agent**"), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of the Securities in the United States have been and will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

(b) each offeree that was in the United States, was a U.S. Purchaser or was acting for the account or benefit of a U.S. Purchaser at the time of such offer was provided with a copy of the U.S. Private Placement Memorandum, including the Canadian final prospectus dated July ●, 2007, and no other written material has been used by us in connection with the offering of the Securities;

(c) immediately prior to our transmitting such U.S. Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that (a) the offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act) or (b) the offeree was an Institutional Accredited Investor (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act), on the date hereof, we continue to believe that each U.S. Purchaser is a Qualified Institutional Buyer or Institutional Accredited Investor, as applicable, and prior to any sale to an Institutional Accredited Investor obtained from the offeree a purchaser's letter as appended to the U.S. Private Placement Memorandum;

(d) neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act); and

(e) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _________ day of August, 2007.

[UNDERWRITER]	**[U.S. PLACEMENT AGENT]**
By: ______________________	By: ______________________
Name:	Name:
Title:	Title:

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

   Grande Cache Coal Corporation (the "Corporation")
   Suite 1610, 800 – 5th Avenue S.W.
   Calgary, Alberta T2P 3T6

2. **Date of Material Change:**

   August 9, 2007.

3. **News Release:**

   A press release disclosing the details discussed in this Material Change Report was issued by the Corporation on August 9, 2007 and disseminated through the facilities of a recognized newswire service.

4. **Summary of Material Change:**

   On August 9, 2007, the Corporation closed its previously announced offering of 20,500,000 units (the "**Units**") of the Corporation at an issue price of $1.30 per Unit for gross proceeds of $26,650,000. Each Unit consisted of one common share ("**Common Share**") and one-half of one common share purchase warrant of the Corporation, each whole warrant ("**Warrant**") entitling the holder thereof to acquire one Common Share at a price of $1.60 per share until August 11, 2008.

5. **Full Description of Material Change:**

   On August 9, 2007, the Corporation closed its previously announced offering of 20,500,000 Units at an issue price of $1.30 per Unit for gross proceeds of $26,650,000. Each Unit consisted of one Common Share and one-half of one Warrant, each whole Warrant entitling the holder thereof to acquire one Common Share at a price of $1.60 per share until August 11, 2008. The Warrants are posted for trading on the Toronto Stock Exchange under the symbol "GCE.WT.A". The net proceeds of the offering will be used by the Corporation to fund its ongoing exploration and development activities, capital projects and for general working capital purposes.

   The offering was underwritten by a syndicate led by Canaccord Capital Corporation and including Bolder Investment Partners, Ltd. and Salman Partners Inc. As part of the consideration for their services, the underwriters were issued warrants to purchase an aggregate of 1,025,000 Common Shares at an exercise price of $1.60 per share until August 11, 2008.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not applicable.

7. **Omitted Information:**

   Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of the Corporation who is knowledgeable of the material change and this report is:

Anita L. Roncin, Vice-President, Finance and Chief Financial Officer
Telephone: (403) 543-7070
Facsimile: (403) 543-7092

9. Date of Report:

This report is dated August 9, 2007.

cc: Toronto Stock Exchange

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: **Grande Cache Coal Corporation**

Fiscal year end date used to calculate capitalization: **March 31, 2007**

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year end	50,768,688 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	1.09 (ii)	
Market value of class or series	(i) x (ii) =	55,337,870 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	55,337,870

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)	$3,200

New reporting issuer's reduced participation fee (if applicable)
(See section 2.6 of the Rule)

Participation Fee X Number of entire months remaining in the issuer's fiscal year = ______
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ______

Grande Cache Coal Corporation

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the year ended March 31, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of June 26, 2007.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements, which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: liabilities inherent in coal mine development and production; geological, mining and processing technical problems; the Corporation's inability to obtain required mine licenses, mine permits and regulatory approvals required in connection with mining and coal processing operations; dependence on third party coal transportation systems; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in commodity prices and exchange rates; changes in steel-making methods and other technological changes; the strength of various economies; difficulties inherent with selling in foreign countries; changes in the regulations in respect to the use of metallurgical coal; the effects of competition and pricing pressures in the metallurgical coal market; the oversupply of, or lack of demand for, metallurgical coal; currency and interest rate fluctuations; various events which could disrupt operations and/or the transportation of coal products, including labour stoppages and severe weather conditions; the demand for and availability of rail, port and other transportation services; and management's ability to anticipate and manage the foregoing factors and risks. Many of these risks and uncertainties are described in Grande Cache Coal's Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	March 31 2007	March 31 2006	March 31 2005
Balance Sheet			
Total assets	107.5	90.7	100.2
Long-term liabilities	13.9	13.5	2.3
Shareholders' equity	69.8	50.1	79.9

(millions of dollars, except per share amounts)	2007	2006	2005
Income Statement			
Revenue	101.3	90.1	16.8
Cost of sales	93.2	112.3	30.5
Net loss	(7.0)	(32.1)	(18.9)
Basic and diluted net loss per share	(0.14)	(0.79)	(0.56)

(millions, except per tonne amounts)	2007	2006	2005
Statistics			
Clean coal production	1.0	1.0	0.4
Coal sales	1.0	0.9	0.3
Average sales price ($/tonne)	101	100	63
Average cost of sales ($/tonne)	93	124	115
Average cost of production ($/tonne)	63	98	91

Grande Cache Coal commenced coal production and sales during the third quarter of 2005.

Results of Operations

Revenue

Grande Cache Coal's sales volumes for the year were 1.0 million tonnes generating revenue of $101.3 million, an increase from last year's sales volumes of 0.9 million tonnes and revenue of $90.1 million.

The average U.S. dollar sales price in fiscal 2007 increased to U.S.$93 per tonne, up from U.S.$91 per tonne last year. The annual sales volumes included hard coking coal sales (76%) at an average price of U.S.$100 per tonne and PCI sales (17%) at an average price of U.S.$65 per tonne. The average Canadian dollar equivalent on U.S. dollar denominated sales was $106 per tonne in comparison to $108 per tonne in the prior year, reflecting a stronger Canadian dollar. Thermal coal sales to the neighboring power plant facility accounted for 7% of the total sales volumes and carried an average Canadian price of $34 per tonne. Overall, the average realized Canadian dollar sales price for the year was $101 per tonne, a slight increase from $100 per tonne in fiscal 2006.

Production Costs and Cost of Sales

The Corporation's cost of coal produced was $63 per tonne, a 36% decline from $98 per tonne last year. There were significant productivity gains and cost reduction achievements during the year which led to the cost improvement. Additionally, the Corporation achieved a higher coal recovery yield in the processing plant and progressed into a lower strip ratio phase in the surface mine.

Because the strip ratio remaining over the life of the current surface mining area was reduced to a level below the average for the mine, the Corporation made the decision to end its relationship with its surface mine contractor and secure a fleet of mining equipment appropriately sized to the lower strip ratio mining conditions. During the transition period in the second and third quarters, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. Certain stripping costs totaling $4.3 million were capitalized and will be amortized over the future coal production generated by the stripping activity which occurred during the transition period. The surface mine contractor completed mining activity in November 2006, however raw coal continued to be hauled from the surface mine as needed to meet sales commitments.

Grande Cache Coal's cost of sales was $93.2 million or $93 per tonne, compared to $112.3 million or $124 per tonne in fiscal 2006. Included in the cost of sales are cost of product sold of $64.4 million ($64 per tonne) and distribution costs of $28.8 million ($29 per tonne). The cost of product sold and distribution costs in fiscal 2006 were $91.4 million ($101 per tonne) and $20.9 million ($23 per tonne), respectively.

The decrease in the unit cost of product sold compared to the prior period is a result of improved productivities across all areas of the operation, a lower strip ratio in the surface mine and a higher plant yield. The Corporation has also made a concerted effort to eliminate the services of contractors and replace the essential services with Grande Cache Coal employees and equipment.

The increase in distribution costs during the year is primarily a result of a higher proportion of shipments to eastern North America which carry higher rail rates than shipments to port in western Canada, and the impact of fuel surcharges on rail costs.

Other Operating Expenses

General and administrative expenses during the year were $6.0 million, compared to $5.3 million in fiscal 2006. These costs included head office administrative and marketing charges of $4.0 million ($4.3 million – 2006), non-cash charges for stock-based compensation of $1.4 million ($0.8 million – 2006) and a foreign exchange loss of $0.6 million ($0.2 million – 2006).

Depreciation, depletion and accretion expenses for the year were $4.4 million, up from $3.7 million in the prior period. The increase is mainly due to the addition and productive use of more capital assets.

Other Income (Expenses)

The Corporation's interest and other income was $0.4 million in fiscal 2007 versus $0.6 million last year and consists primarily of interest earned on restricted cash, interest earned on short term investments and access fees charged for the use of roads belonging to the Corporation.

Interest and other expenses for the year were $1.7 million, up from $0.7 million last year and consist primarily of interest paid on the revolving and term debt.

Non-recurring charges during the year were $2.5 million (nil – 2006). These expenses consist of $2.2 million in demobilization costs paid to the surface mining contractor in connection with the termination of the contract and a charge of $0.3 million as a fee for the cancellation of a planned equipment purchase.

Liquidity and Capital Resources

At March 31, 2007, Grande Cache Coal had cash and cash equivalents of $4.6 million, an increase of $3.6 million over the year, compared to a cash decrease in fiscal 2006 of $34.5 million.

Cash used in operating activities during the year was $16.8 million compared to a cash use of $38.7 million in the prior year. The Corporation's net loss of $7.0 million ($32.1 million - 2006) was a large reason for the cash use. As well, the net change in non-cash working capital increased to a cash use of $15.7 million in 2007, from $11.3 million in 2006, due mainly to an increase in inventory and a decrease in accounts payable.

During fiscal 2007, financing activities generated cash of $28.7 million, up from $19.3 million in the comparable period. The Corporation closed a bought deal equity financing for net proceeds of $25.3 million. A total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27.0 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. The proceeds of the equity financing were used to finance the Corporation's capital expenditures and provide additional working capital. Share issuance costs related to the bought deal equity financing were $1.7 million.

During the year, the Corporation also exercised its option to extend its $10 million term facility and $15 million revolving facility for an additional year. The credit facilities are secured by a general security agreement with interest payable monthly at a rate of prime plus 2% per annum and have a maturity date of April 8, 2008. The net borrowing on the revolving facility during the year was $3.5 million, bringing the balance at March 31, 2007, to $15 million.

The prior year included cash proceeds from the revolving and term debt of $21.5 million, proceeds on the issuance of share capital of $1.5 million and repayments of notes payable totaling $3.8 million.

Investing activities resulted in a cash decrease of $8.3 million compared to $14.9 million last year. The current year included $4.3 million of cash used for prestripping activities in the surface mine. As the strip ratio remaining over the life of the current surface mining area was reduced, the decision was made to end the Corporation's relationship with its surface mine contractor and secure a fleet of mining equipment more appropriately sized to the mine's lower strip ratio mining conditions. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. These deferred charges will be amortized over the future production generated by the stripping activity which occurred during the year.

Cash invested in capital projects was $3.6 million ($16.8 million – 2006), which was net of a deposit refund of U.S.$1.0 million on the cancellation of an equipment purchase for which a deposit had previously been made. The Corporation had commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 had been paid towards this commitment. Of the U.S.$4.7 million already paid, U.S.$3.4 million has been used to purchase underground mining equipment from the same vendor, U.S.$0.3 million was retained by the vendor as a cancellation fee and U.S.$1.0 million was returned to the Corporation.

The prior year's investing activities included cash released of $3.5 million relating to letters of credit.

Grande Cache Coal believes the current revolving facility is sufficient to fund its ongoing working capital requirements. The Corporation expects to maintain sufficient inventory levels at the port to meet customer requirements, provided adequate rail service is available. At March 31, 2007, the Corporation had $30.3 million in coal inventory, compared to $30.9 million at the end of the previous quarter.

The Corporation did not have any off-balance sheet financing structures in place at March 31, 2007. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.8 million, capital lease obligations of $0.1 million and long term debt of $10.0 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.5 million provided to the Alberta Government, which are presently secured by restricted cash.

Grande Cache Coal is finalizing the acquisition of a fleet of mining equipment with which to resume full-scale operations in the surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing. As of March 31, 2007, the Corporation has placed U.S.$0.8 million in deposits on surface mining equipment which is projected to be onsite in the second quarter of fiscal 2008. It is anticipated that operations in the surface mine will resume in September 2007, conditional upon timely delivery of the mining equipment and the availability of skilled labour for commissioning the equipment. Capital expenditures for the surface mine are expected to total approximately $32 million during fiscal 2008, with approximately $3.0 million to be incurred in the first quarter and the balance in the second and third quarters.

In order to ensure the continued availability of, and access to, facilities and services to meet operational requirements, the Corporation has entered into multi-year agreements for the lease of coal properties, light vehicles, buildings and office space. The Corporation is also party to a secured credit facility. Under contracts existing at March 31, 2007, future minimum amounts payable under these agreements are:

(millions of dollars)	**Payments Due by Period**				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Long term debt	10.0	-	10.0	-	-
Leases	2.3	0.5	1.0	0.3	0.5
Total Contractual Obligations	12.3	0.5	11.0	0.3	0.5

Summary of Quarterly Results

(millions, except per unit amounts)	**Q1**	**Q2**	**Q3**	**Q4**	**2007**
Clean coal production	0.3	0.2	0.3	0.2	1.0
Coal sales	0.2	0.3	0.3	0.2	1.0
Average sales price ($/tonne)	125	103	95	78	101
Average cost of sales ($/tonne)	101	97	88	86	93
Average cost of production ($/tonne)	60	63	63	68	63
Revenue (dollars)	29.0	29.8	28.7	13.8	101.3
Net (loss) income (dollars)	1.7	(1.8)	(2.2)	(4.7)	(7.0)
Basic and diluted net (loss) income per share	0.03	(0.03)	(0.04)	(0.09)	(0.14)

(millions, except per unit amounts)	**Q1**	**Q2**	**Q3**	**Q4**	**2006**
Clean coal production	0.2	0.3	0.2	0.3	1.0
Coal sales	0.1	0.4	0.2	0.2	0.9
Average sales price ($/tonne)	81	90	106	122	100
Average cost of sales ($/tonne)	172	109	130	121	124
Average cost of production ($/tonne)	110	104	99	86	98
Revenue (dollars)	9.4	34.5	19.2	27.0	90.1
Net loss (dollars)	(12.2)	(10.5)	(6.9)	(2.6)	(32.1)
Basic and diluted net loss per share	(0.30)	(0.26)	(0.17)	(0.06)	(0.79)

Outlook

Metallurgical Coal Markets

Coal sales volumes for fiscal 2008 are expected to be in the range of 1.4 to 1.6 million tonnes, contingent upon adequate rail service and a timely startup of the surface mine. It is projected that coking coal will account for 90% of the total sales volumes and achieve an average price of approximately U.S.$85 per tonne. It is anticipated that PCI sales will account for 10% of the total sales volumes and realize an average price of approximately U.S.$68 per tonne.

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate delays in vessel nominations. The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Operations

It is projected that operations in the surface mine will resume in September 2007, contingent upon timely delivery of the mining equipment and the availability of skilled labour for commissioning the equipment. Once full surface mine operations resume the combination of a lower strip ratio and the anticipated productivity improvements are expected to reduce production costs from 2007 levels.

The Corporation is continuing to focus on cost control and productivity improvements in the underground mine and the process plant. These areas are not affected by the change in the surface mining activities and with continued underground mine production the Corporation expects it will produce sufficient coal volumes to meet its sales commitments for the first half of the fiscal year, following which the surface mine operations are expected to resume.

Production levels for fiscal 2008 will continue to be managed according to scheduled sales volumes and the maintenance of adequate inventory levels.

Capital Expenditures

The Corporation anticipates spending approximately $40 million on capital additions and a drilling program in fiscal 2008. Grande Cache Coal is finalizing the acquisition of a fleet of mining equipment with which to operate the surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing. Expenditures on equipment for the Corporation's surface mining fleet are expected to approximate $32 million and will occur primarily during the second and third quarters of the year. The Corporation has placed deposits on a mining shovel, a mining drill and a fleet of haul trucks. It is anticipated that operations in the surface mine will resume in September 2007, conditional upon timely delivery of the mining equipment and the availability of skilled labour for commissioning the equipment.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to support accounts receivable.

As at June 26, 2007, there were 50,768,688 common shares issued and outstanding and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	1,058,334	$1.00	March 21, 2009
	162,500	162,500	$3.70	July 21, 2009
	37,500	37,500	$3.70	August 8, 2009
	125,000	125,000	$11.56	March 15, 2010
	10,000	10,000	$9.08	June 9, 2010
	75,000	37,500	$4.50	October 18, 2010
	655,000	430,000	$2.44	April 11, 2011
	525,000	175,000	$1.05	October 11, 2011
	175,000	58,333	$1.05	November 16, 2011
	125,000	41,667	$0.79	December 14, 2011
	520,000	-	$0.88	May 23, 2012
Total	3,468,334	2,135,834		

Subsequent Events

On April 5, 2007, 5,000,000 warrants entitling the holder to purchase one Common Share at a price of $3.40 each expired. On the same day, warrants entitling agents to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share also expired.

On April 26, 2007, the Corporation placed a U.S.$0.25 million deposit on a mining drill for the surface mine operations. To date, the total deposit placed on the mining drill is U.S.$0.5 million.

On May 9, 2007, the Corporation placed a U.S.$1.2 million deposit on the haul trucks for the surface mine operations. To date, the total deposit placed on the haul trucks is U.S.$1.45 million.

On May 24, 2007, as part of the Corporation's share option plan, 520 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $0.88 per share. The options have a five year term and are subject to an 18 month vesting period.

On June 1, 2007, the Corporation placed a U.S.$0.2 million deposit on a mining shovel for the surface mine operations. To date, the total deposit placed on the mining shovel is U.S.$0.5 million.

On June 11, 2007, the Corporation signed a term sheet and made a U.S.$250 deposit with a Canadian financial institution. A credit agreement for financing the surface mining equipment is currently being negotiated.

On June 19, 2007, the Corporation placed a U.S.$0.3 million progress payment on the haul trucks for the surface mine operations. To date, total payments placed on the haul trucks is U.S.$1.7 million.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form, is available on the Corporation's SEDAR company profile at www.sedar.com.

Critical Accounting Estimates

Grande Cache Coal's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and in preparing these statements management must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The estimates and assumptions are believed to be reasonable under the circumstances and are based on historical experience and current conditions. The use of other assumptions could result in different estimates and actual results may vary from results based on these estimates. As events occur and additional information is obtained, these estimates may be subject to change. Estimates are deemed critical when the Corporation's financial condition or results of operations could be materially impacted by a change in estimate. The Corporation's significant accounting policies are discussed in note 2 of the consolidated financial statements. The following is a discussion of the critical accounting estimates used to determine the financial results of the Corporation.

Capital Assets, Depletion and Impairment

Mineral properties and development assets include expenditures to acquire and develop mineral properties and reserves, as well as development costs incurred to develop new reserves in advance of commercial production. Depletion on producing properties is based on a unit of production based on proven and probable reserves of the respective coal leases.

The determination of coal reserves requires a number of assumptions and estimates, including geological sampling and modeling as well as estimates of future coal prices and future production costs. Estimates of the reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of coal and changes in estimates of the cost of production. Reserve

estimates can have a significant impact on income, as they are a key component in the calculation of depletion. A change in the estimate of reserves could result in a change in the rate of depletion or in impairment of the assets.

The Corporation reviews the recoverability of the assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The test for impairment involves a significant number of estimates including future coal prices, future cost of production, reserve amounts, interest rates and future cost of capital. A change in these estimates could result in an impairment of the related assets resulting in a write down.

Asset Retirement Obligations

The Corporation has adopted the standard for asset retirement obligations required by CICA Handbook Section 3110. The standard requires recognition of an asset and a liability for asset retirement obligations determined by estimating the fair value of the obligation at the balance sheet date. The total asset retirement obligation, calculated using estimates of the timing and amount of third party cash flows required for restoration, is discounted to its present value using the Corporation's credit adjusted risk-free rate and the corresponding amount is recognized by increasing the carrying amount of mineral properties. The carrying amount is depleted on units of production based on the proven and probable reserves of the coal leases. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to accretion expense in the period. Any change in the timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability, which then impacts depletion and accretion charges.

Stock-based Compensation

The Corporation uses the fair-value method of accounting for stock-based compensation related to share options for all awards granted, modified or settled. Under this method, compensation cost attributable to all share options granted is measured at fair-value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. The Corporation has not incorporated an estimated forfeiture rate of share options that will not vest, rather, the Corporation accounts for actual forfeitures as they occur. In determining the fair value, the Corporation makes estimates for expected volatility of the stock as well as an estimated discount rate. Changes to these estimates could result in the fair-value of the stock-based compensation to be less than or greater than the amount recorded.

Initial Adoption and Changes in Accounting Policies

All accounting policies adopted by the Corporation are in accordance with Canadian generally accepted accounting principles. There were no changes in accounting policies during the year.

CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement" will be applicable to the Corporation in fiscal 2008. Section 3855 establishes standards for recognizing and measuring financial instruments and non-financial derivatives. The Corporation does not believe that this change in accounting policy will have a material effect on the financial statements.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Grande Cache Coal is accumulated and communicated to the Corporation's management as appropriate to allow timely decisions regarding required disclosure. The Corporation's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings that the Corporation's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Corporation is made known to them. It should be noted that while Grande Cache Coal's Chief Executive Officer and Chief Financial Officer believe that the Corporation's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. Management is responsible for establishing and maintaining

adequate internal controls over financial reporting appropriate to the nature and size of the business to provide reasonable assurance regarding the reliability of financial reporting for the Corporation.

Grande Cache Coal's management, including the CEO and CFO have assessed the design of the Company's internal control over financial reporting procedures. Any system of internal control over financial reporting has inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation. Management is continually monitoring and revising its control procedures and processes. The Company does not have complete segregation of duties within the Finance function due to a small staff complement. As a result there is no independent review of more complex areas of accounting and certain accounting estimates prepared by the CFO. The Corporation employs additional entity level controls to compensate for any deficiencies which may exist.

As at March 31, 2007, management has concluded that the internal controls over financial reporting were appropriately designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

RISK FACTORS

An investment in the Corporation's securities should be considered highly speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and mining of, coal reserves. An investment in the Corporation's securities involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this management's discussion and analysis, the annual consolidated financial statements and other public disclosures of the Corporation before making an investment decision.

Market Risks

Competition

The coal mining industry is competitive in all its phases. Grande Cache Coal competes with numerous other participants in the search for, and the acquisition of, coal properties and in the marketing of coal. Grande Cache Coal's competitors include coal mining companies that have substantially greater financial resources, staff and facilities than those of Grande Cache Coal. Grande Cache Coal's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects. Competitive factors in the distribution and marketing of coal include price and methods and reliability of delivery.

Coal Price and Volume Volatility

Grande Cache Coal's financial condition will be directly related to the volume and price of coal and coal products sold. Coal demand and price are determined by numerous factors beyond the control of Grande Cache Coal including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions. In the past, there have been periods of oversupply of metallurgical coal in the market, which have resulted in price decreases. An oversupply of metallurgical coal in world markets or a general downturn in the economies of any of Grande Cache Coal's significant markets would have a material adverse effect on the financial condition of the Corporation. Grande Cache Coal's dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions which is beyond the control of the Corporation. The combined effects of any or all of these factors on coal price or volume are impossible for Grande Cache Coal to predict. If realized coal prices fall below the full cost of production of any of Grande Cache Coal's operations and remain at such level for any sustained period, Grande Cache Coal will experience losses and may decide to discontinue that operation forcing Grande Cache Coal to incur closure and/or care and maintenance costs, as the case may be.

Dependence Upon the Steel Industry

Substantially all of the metallurgical coal that Grande Cache Coal produces is sold to steel producers. The steel industry's demand for metallurgical coal is affected by a number of factors including the cyclical nature of that

industry's business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for metallurgical coal, which would have a material adverse effect upon Grande Cache Coal. Similarly, if less expensive ingredients could be used in substitution for metallurgical coal in the integrated steel mill process, the demand for metallurgical coal would materially decrease, which would also materially and adversely affect Grande Cache Coal.

Operational Risks

Exploration, Development and Production

Coal mining operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Grande Cache Coal depends on its ability to find, acquire, develop and commercially produce coal. A future increase in Grande Cache Coal's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Grande Cache Coal will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Grande Cache Coal may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that commercial quantities of coal will be discovered or acquired by Grande Cache Coal.

Establishment of a coal reserve and development of a coal mine does not assure a profit on the investment or recovery of costs. In addition, mining hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from a mine. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological, geotechnical and mechanical conditions. While diligent mine supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Coal exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as environmental hazards and industrial accidents, each of which could result in substantial damage to mines, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Grande Cache Coal is not fully insured against all of these risks, nor are all such risks insurable. Although Grande Cache Coal maintains liability insurance in an amount that it considers consistent with industry practice for a company in the exploration and development stage, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Coal mining operations are also subject to all the risks typically associated with such operations, including encountering unexpected mining conditions, pit wall slides and pit flooding. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Stage of Development

Grande Cache Coal does not have a significant operating history. Grande Cache Coal has earned limited profits to date, and there is no assurance that it will continue to do so in the future. As a result, there can be no assurance that Grande Cache Coal will be able to develop and operate its properties, or any one of them, profitably, or that its activities will generate positive cash flow. As a result of Grande Cache Coal's lack of operating history, it faces many of the risks inherent in starting a new business.

Coal Transportation

The majority of coal that is produced by Grande Cache Coal is exported outside of North America. Grande Cache Coal's mines are located more than 1,000 kilometres from seaports and are all serviced by a single rail system. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation and other costs are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. All of the metallurgical coal production from Grande Cache Coal is transported to port facilities by Canadian National Railway Company ("CN") and loaded on to vessels in either Vancouver at Westshore Terminals or Thunder Bay at Thunder Bay Terminals. Contractual disputes, rail and port capacity issues, prolonged labour stoppages, availability of vessels, weather problems or other factors that prevent CN, Westshore Terminals or Thunder Bay Terminals from providing their services could seriously impact Grande Cache Coal's financial condition. In addition, significant cost

escalation for these services will serve to reduce profitability, possibly increasing the full cost of production above realized coal prices. To the extent such increases are sustained, Grande Cache Coal could experience losses and may decide to discontinue production, forcing Grande Cache Coal to incur closure and/or care and maintenance costs, as the case may be.

Shortage of Mining Equipment and Operating Supplies

The recent growth in global mining activities has created a demand for mining equipment and related supplies that outpaces supply. As a result, future operations could be adversely affected if Grande Cache Coal encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that Grande Cache Coal is unable to secure required mining equipment on a timely basis, expansion activities, production, productivity and costs could be negatively affected.

Foreign Currency Exchange Rates

Grande Cache Coal's operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements have a significant impact on results since the vast majority of Grande Cache Coal's operating costs are incurred in Canadian dollars and most of its revenues are denominated in U.S. dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce Grande Cache Coal's realized Canadian dollar-selling price thereby reducing the profitability of Grande Cache Coal and such reduction could be material. In addition, the relative exchange rate fluctuation between the Canadian dollar and the currencies of Grande Cache Coal's international competitors will impact the ability of Grande Cache Coal's products to compete in foreign markets.

Dependence on Major Customers

The metallurgical coal industry is characterized by a relatively small number of customers worldwide. Consequently, Grande Cache Coal expects that future revenues will continue to be derived from a small number of customers. A loss of, or a significant reduction in, purchases by any of Grande Cache Coal's largest customers could adversely affect the Corporation's revenue.

Title to Assets

Grande Cache Coal's properties may be subject to native land claims or government regulations. Although title reviews may be conducted prior to the purchase of coal properties, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the Corporation's claim which could result in a reduction or extinguishment of the revenue received by Grande Cache Coal.

Reserve and Resource Estimates

While the estimates of reserves and resources of Grande Cache Coal have been prepared in accordance with industry standards and applicable law based on information which the Corporation believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves and resources. For example, the estimation of reserves and resources in accordance with applicable standards involves a determination of economic recovery of minerals that are in the ground, which in turn requires that assumptions be made regarding their future price and the cost of recovery, as well as other factors that are beyond Grande Cache Coal's control. Market price fluctuations in the price of coal, as well as increased production costs or reduced recovery rates, may render a portion or all of the reserves and resources uneconomic and may ultimately result in a restatement of reserves and resources. Moreover, short-term operating factors relating to the coal reserves and resources, such as the need for sequential development of coal bodies, varying stripping ratios and the processing of new or different ore grades, may adversely affect the Corporation's future results of operations and financial condition in any particular accounting period.

For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of Grande Cache Coal's reserves, may vary materially from estimates. The estimates of reserves and resources therefore may not accurately reflect Grande Cache Coal's actual reserves and resources and may need to be restated in the future.

Grande Cache Coal's profitability will depend substantially on the Corporation's ability to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. The Corporation will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully

assess the geological characteristics of any properties that it acquires until after the acquisition, which may adversely affect the profitability and financial condition of the Corporation.

Grande Cache Coal has extensive coal properties that are undeveloped. Authorization from federal or provincial governments will be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that Grande Cache Coal will be able to obtain the necessary authorizations to develop resource properties in the future and this may adversely affect the Corporation's future results of operations and financial condition.

Mining Risks and Insurance

Grande Cache Coal's mining operations are subject to conditions beyond the control of management that can delay coal production or delivery, or increase the cost of mining. Such conditions include natural disasters, unexpected equipment repairs or replacements, unusual geological formations, environmental hazards, industrial accidents, and inclement or hazardous weather conditions. Such conditions could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. In this regard, Grande Cache Coal maintains insurance against risks that are typical in the mining industry. In addition, Grande Cache Coal has insured its physical assets and purchased liability insurance at levels it believes to be reasonable. However, there is no guarantee that such insurance coverages will be adequate in all cases.

Insurance against certain risks, including liabilities for environmental damage, is not available at reasonable economic rates to Grande Cache Coal. To the extent that Grande Cache Coal is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to Grande Cache Coal. Should Grande Cache Coal be unable to fully fund the cost of remedying an environmental problem, Grande Cache Coal may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Litigation

Legal proceedings may arise from time to time in the course of Grande Cache Coal's business. There have been a number of cases where the rights and privileges of mining and exploration companies have been the subject of litigation. Such litigation may be brought against Grande Cache Coal in the future from time to time or Grande Cache Coal may be subject to another form of litigation.

Dividends

To date, Grande Cache Coal has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares will be made by the board of directors on the basis of the Corporation's earnings, financial requirements and other conditions existing at such future time.

Personnel

Grande Cache Coal's personnel are not currently unionized. Some or all of such personnel may choose to become unionized. The rail carrier and port facilities on which the Corporation is dependent to deliver coal to its customers are unionized. Strikes, lockouts or other work stoppages or slow-downs involving the unionized employees of its key service suppliers could have a material adverse effect upon Grande Cache Coal's revenues.

Grande Cache Coal's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. Grande Cache Coal does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. The competition for qualified personnel in the coal mining industry is intense and there can be no assurance that Grande Cache Coal will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

Government Regulations

Changes in Legislation

There can be no assurance that income tax laws, royalty regulations and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects the Corporation. There can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining

industry in other coal producing countries will not change to favor the Corporation's competitors leading to reduced international coal prices and demand for coal products that the Corporation intends to produce.

Government Regulations

Government authorities regulate the coal mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. This legislation has had and will continue to have a significant effect on Grande Cache Coal's operations and competitive position. Future legislation may also adversely impact the Corporation's operations by hindering the Corporation's mining operations or by increasing its costs. The Corporation's lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining of and exploration of mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of the Corporation's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, Grande Cache Coal must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

Permits and Permitting Process

Mining companies must obtain numerous permits, licenses and approvals that strictly regulate access, environmental and health and safety and other matters in connection with coal mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits, licenses and approvals and the timing of such issuances. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting, licensing and approval process, including through intervention in the courts. Accordingly, new permits, licenses and approvals required by the Corporation to fully exploit its properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict the Corporation's ability to conduct its mining operations or to do so profitably.

Kyoto Protocol

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the Kyoto Protocol, the Kyoto Protocol came into force in Canada on February, 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada's current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

In October 2006 the government of Canada announced its intention to develop and implement regulatory measures primarily, but not exclusively under the *Canadian Environmental Protection Act, 1999*, and as enabled by amendments set out in the proposed *Canada's Clean Air Act*, addressing the main human-made sources (including industry, transportation and certain products) of air pollutants and greenhouse gases.

A consultation process between members of key industry sectors and the government of Canada commenced in late 2006. The government of Canada has committed to consult on the form of the overall regulatory framework that will guide the development of industrial sector regulations. The intent is to reach a decision on the overall regulatory approach, including proposed short-term targets for air pollutants and greenhouse gases to be reflected in the proposed regulations to come into effect in the 2010-2015 period.

In the second consultation phase, beginning in summer 2007 and likely continuing until the end of 2008, the government of Canada intends to engage in detailed consultations on the proposed regulations that will apply to individual sectors, including defining sectoral obligations and timelines. The government of Canada intends to publish the first sectoral regulations, for public comment beginning in spring 2008. Proposed regulations for the first sectors are expected to be finalized no later than 2008. All other regulations are at this time planned to come into force by the end of 2010.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of Grande Cache Coal depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. As discussed above, the federal government has not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to determine their potential effects on

the operations of Grande Cache Coal. Most of Grande Cache Coal's products are sold outside of Canada, and sales are not expected to be significantly affected by Canada's Kyoto ratification decision. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions could negatively affect in a material adverse way the demand for coal as well as increase production and transportation costs.

The Government of Alberta has confirmed its intent to set greenhouse gas intensity limits for large emitters of greenhouse gases in Alberta. The Government has established the Specified Gas Emitters Regulation, which comes into force on July 1, 2007. Under the Regulation, all industrial operations that exceed 100,000 tonnes carbon dioxide equivalent annually will be subject to reporting and a 12% intensity reduction requirement.

For "new" facilities such as Grande Cache Coal's operations, emission intensity reductions will be phased in over a six year period. The program is intended to induce improvements in operations that have the effect of reducing greenhouse gas emissions intensity. If the 12% intensity reduction target is not achieved, the operator will be subject to paying into a Climate Change and Emissions Management Fund ($15 per tonne of carbon dioxide equivalent) or purchase offsets or performance credits from other Alberta-based operators.

Operators are expected to report on emission levels on September 1, 2007. Grande Cache Coal hopes to expand current levels of production, which will undoubtedly qualify the Corporation for the greenhouse gas intensity reduction requirement.

Until the federal and provincial regulations are reconciled, industry is faced with uncertainty and is pushing for an equivalency agreement between the Province of Alberta and the Government of Canada to minimize duplication of reporting or financial penalties.

Environmental

All phases of the coal mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with coal mining operations. The legislation also requires that mines and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although Grande Cache Coal believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects.

Credit Risk

Credit Facility

Grande Cache Coal's secured credit facility contains covenants that require the Corporation to meet certain financial tests and that restrict, among other things, the ability to incur additional debt, dispose of assets or pay dividends in certain circumstances. These restrictions may limit Grande Cache Coal from paying dividends to shareholders.

Additional Funding Requirements

Grande Cache Coal anticipates making substantial capital expenditures for the exploration, development, production and acquisition of coal reserves in the future. Grande Cache Coal will have to obtain additional debt and/or equity financing to the extent that the capital expenditures are not funded by internally generated cash flow. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of Grande Cache Coal to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Conflicts of Interest

Certain directors of Grande Cache Coal are also directors of other mineral resource companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the *Business Corporations Act (Alberta)*.

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2006, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of November 10, 2006.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	September 30 2006	March 31 2006
Balance Sheet		
Total assets	**107.8**	90.7
Long-term liabilities	**13.6**	13.5
Shareholders' equity	**76.0**	50.1

(millions of dollars, except per share amounts)	Three months ended September 30 2006	Three months ended September 30 2005	Six months ended September 30 2006	Six months ended September 30 2005
Income Statement				
Revenue	**29.9**	34.6	**59.0**	44.3
Cost of sales	**28.1**	42.0	**51.5**	62.0
Net loss	**(1.8)**	(10.5)	**(0.04)**	(22.6)
Basic and diluted net loss per share	**(0.03)**	(0.26)	**0.00**	(0.56)

(millions, except per tonne amounts)	Three months ended September 30 2006	Three months ended September 30 2005	Six months ended September 30 2006	Six months ended September 30 2005
Statistics				
Clean coal production	**0.2**	0.3	**0.5**	0.5
Coal sales	**0.3**	0.4	**0.5**	0.5
Average sales price ($/tonne)	**103**	90	**113**	88
Average cost of sales ($/tonne)	**97**	109	**99**	124
Average cost of production ($/tonne)	**63**	104	**61**	107

Revenue

Second quarter sales revenue was $29.8 million on the sale of 0.3 million tonnes of coal compared with revenue of $34.5 million on 0.4 million tonnes of coal sold in the same quarter last year. Sales volumes in the quarter reflect a reduction in customer liftings that has been experienced across the industry. Year to date sales revenue was $58.8 million on sales of 0.5 million tonnes compared to revenue of $43.9 million on 0.5 million tonnes sold last year. While year to date sales volumes remain comparable with last year, revenue earned is significantly greater due to the realization of a higher U.S. dollar sales price.

The average sales price achieved on U.S. dollar denominated metallurgical coal sales was U.S.$92 per tonne in the second quarter and U.S.$100 per tonne year to date, compared to U.S.$81 per tonne in the comparable quarter last year and U.S.$77 per tonne year to date in fiscal 2006. Sales volumes in the second quarter included U.S. dollar denominated sales of PCI product sold at U.S.$65 per tonne, while other sales in the quarter averaged U.S.$100 per tonne.

The average realized price in Canadian dollars on coal sold was $103 per tonne for the quarter and $113 per tonne year to date, compared to $90 per tonne and $88 per tonne respectively, for the comparable periods last year. The strength of the Canadian dollar this year continues to have a negative affect on the U.S./Canadian price differential.

The Corporation's interest and other revenue for the quarter was the same as last year at $0.1 million while year to date it was $0.2 million compared to $0.4 million last year. Interest and other revenue consists primarily of interest earned on short term investments and access fees charged for the use of roads belonging to the Corporation.

Production Costs and Cost of Sales

The cost of clean coal produced in the second quarter of 2007 was $63 per tonne, compared to $104 per tonne in the same quarter of 2006. Year to date cost of coal produced was $61 per tonne, compared to $107 per tonne in the prior year. Reducing production costs continues to be an important focus for the operation and further improvements are anticipated.

During the second quarter, the Corporation had an extended maintenance and vacation shutdown in each of the underground mine, the surface mine and the process plant which had the affect of drawing down coal inventories during the quarter. While this has the affect of temporarily increasing production costs, it allows for important maintenance activity on equipment for the future benefit of the operation. Production resumed at normal operating capacity in the underground mine and the process plant during the latter half of the quarter.

As the strip ratio remaining over the life of the current surface mining area has been reduced to a level below the average for the mine, the decision was made to end the Corporation's relationship with its surface mine contractor and secure a fleet of mining equipment appropriately sized to the lower strip ratio mining conditions. During the transition period, the contractor's efforts have been focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. The strip ratio remaining in the surface mine is expected to be below 5:1. Grande Cache Coal expects that mining costs in the surface mine will be reduced through the ownership and direct operation of equipment in the surface mine.

Total cost of sales for the second quarter of fiscal 2007 was $28.1 million or $97 per tonne compared to $42.0 million or $109 per tonne in the comparable quarter of the prior year. The cost of sales consisted of cost of product sold of $19.0 million ($66 per tonne) and distribution costs of $9.1 million ($31 per tonne). The cost of product sold and distribution costs for the second quarter of fiscal 2006 were $33.2 million ($86 per tonne) and $8.8 million ($23 per tonne), respectively. The decrease in the unit cost of product sold is a result of improved productivities across all areas of the operation. The increase in distribution costs is mainly due to the proportion of shipments to Eastern

North America which carry higher rail rates than shipments to port in Western Canada and the impact of fuel surcharges on rail costs.

Other Expenses

General and administrative expenses were $1.3 million in the second quarter ($1.6 million – 2006) and $3.3 million year to date ($2.9 million – 2006). Included in these costs this quarter were head office administrative and marketing charges of $1.0 million compared to $1.1 million in the prior period. Year to date head office administrative and marketing charges were $2.5 million both this year and last year. Also included in general and administrative expenses were non-cash charges for stock-based compensation of $0.2 million in the second quarter ($0.2 million – 2006) and $0.6 million year to date ($0.5 million – 2006). General and administrative expenses in the current quarter also held a foreign exchange loss of $0.2 million, compared to $0.5 million in the same period last year. Year to date foreign exchange losses are $0.7 million compared to $0.4 million last year.

Interest and other expenses were $0.8 million in the second quarter ($0.2 million – 2006) and $1.1 million year to date ($0.2 million – 2006). Interest charges consist primarily of interest paid on the revolving and term debt. Other expenses include a charge of $0.3 million as a fee for the cancellation of a planned equipment purchase.

Depreciation, depletion and accretion charges were $1.3 million this quarter compared to $1.1 million in the second quarter of last year. For the first six months, depreciation, depletion and accretion costs were $2.8 million in the current fiscal year and $1.5 million in the prior year. The year to date increase is largely a result of increased production as well as the addition and productive use of more capital assets.

Liquidity and Capital Resources

Grande Cache Coal had cash and cash equivalents of $3.7 million at September 30, 2006 and availability of $7.5 million on its revolving facility. During the second quarter, the Corporation's cash position declined $7.5 million compared to a cash usage of $3.5 million in the same quarter last year. Over the first six months of the current fiscal year the cash position has increased $2.7 million from $1.0 million at March 31, 2006.

Cash used in operating activities during the three months ended September 30, 2006 was $0.5 million, compared to a cash generation of $0.6 million in the same quarter of the prior year. However, before changes in non-cash working capital, operating activities used $0.2 million in the quarter compared to $9.1 million in the same quarter of the prior year. Cash used in operating activities so far this year has resulted in a cash decrease of $13.3 million, compared to cash use in the prior year of $18.3 million. However, cash provided by operations before changes in non-cash working capital was $3.3 million year to date, compared to a use of $20.3 million in the prior year. This improvement was due to the improved operating results generated by the reduction in unit cost of coal produced.

Financing activities during the second quarter resulted in a cash usage of $3.3 million on the net reduction of the revolving debt facility. In the prior year, financing activities resulted in a cash use of $1.1 million on the repayment of notes payable. During the first six months of the current year, financing activities have generated cash of $21.3 million. The Corporation closed a bought deal equity financing for net proceeds of $25.3 million. A total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. The proceeds of the equity financing were used to finance the Corporation's capital expenditures and provide additional working capital. Share issuance costs related to the bought deal equity financing were $1.7 million.

The Corporation has a $15.0 million revolving credit facility used to fund working capital requirements. The net repayment on the revolving facility during the first six months of the year was $4.0 million bringing the balance at September 30, 2006 to $7.5 million.

The Corporation used $3.7 million in cash for investing activities during the quarter compared to $3.1 million in the same quarter last year. Cash used in investing activities included $3.3 million for prestripping activities in the surface mine. As the strip ratio remaining over the life of the current surface mining area has been reduced, the decision was made to end the Corporation's relationship with its surface mine contractor and secure a fleet of mining equipment more appropriately sized to the mine's lower strip ratio mining conditions. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods.

Second quarter investing activities also include the refund of U.S.$1.0 million on the cancellation of an equipment purchase for which a deposit had previously been made. The Corporation had commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 had been paid towards this commitment. Of the U.S.$4.7 million already paid, U.S.$3.4 million has been used to purchase underground mining equipment from the same vendor, U.S.$0.3 million was retained by the vendor as a cancellation fee and U.S.$1.0 million was returned to the Corporation.

Grande Cache Coal believes the current revolving facility is sufficient to fund its ongoing working capital requirements. The Corporation expects to maintain sufficient inventory levels at the port to meet customer requirements, provided adequate rail service remains available. At September 30, 2006, the Corporation had $33.9 million in coal inventory, compared to $38.7 million at the end of the previous quarter.

The Corporation did not have any off-balance sheet financing structures in place at September 30, 2006. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.7 million and long term debt of $10.0 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.5 million provided to the Alberta Government, which are presently secured by restricted cash.

Grande Cache Coal is securing a fleet of mining equipment with which to operate the surface mine. Financing alternatives for the equipment requirements are currently being assessed and are expected to result in a combination of lease and debt financing. The Corporation has placed a $0.1 million deposit on a mining shovel for the surface operation which is expected to be onsite in the first quarter of fiscal 2008. Capital expenditures for the surface mine are expected to total approximately $30 million, occurring primarily in the fourth quarter of fiscal 2007 and first quarter of fiscal 2008.

Summary of Quarterly Results

	2007		2006				2005	
(millions, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Clean coal production	0.2	0.3	0.3	0.2	0.3	0.2	0.2	0.2
Coal sales	0.3	0.2	0.2	0.2	0.4	0.1	0.2	0.1
Average sales price ($/tonne)	103	125	122	106	90	81	65	59
Average cost of sales ($/tonne)	97	101	121	130	109	172	111	121
Average cost of production ($/tonne)	63	60	86	99	104	110	94	87
Revenue	29.9	29.1	27.1	19.3	34.6	9.7	12.1	5.1
Net (loss) income	(1.8)	1.7	(2.6)	(6.9)	(10.5)	(12.2)	(10.2)	(6.0)
Basic and diluted net (loss) income per share	(0.03)	0.03	(0.06)	(0.17)	(0.26)	(0.30)	(0.27)	(0.16)

Outlook

Operations

The Corporation continues to focus on cost control and productivity improvement. The change of the surface mine to an appropriately sized fleet owned and operated directly by Grande Cache Coal is expected to reduce production costs. This change together with the remaining strip ratio in the surface mine at levels lower than the average for the pit is expected to result in cost improvements in the surface mine. The surface mining contractor will complete its phase of mining operations in November 2006 and it is currently anticipated that waste movement in the surface mine will resume in the first quarter of fiscal 2008. In the interim period, raw coal will continue to be hauled from the surface mine to the process plant as required.

The underground mine and coal processing activities will not be affected by the change in surface mining activities. The Corporation will be able to comfortably meet its sales commitments for the remainder of the current fiscal year by utilizing the raw coal inventory currently available in the surface mine together with production from its underground mine which remains strong.

Production levels for the remainder of fiscal 2007 will continue to be managed according to scheduled sales volumes.

Metallurgical Coal Markets

Negotiations for coal sales in the upcoming coal year are in the early stages.

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate situations where shipment delays can occur. Negotiations of sales contracts and trial shipments with new customers are ongoing.

The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Capital Expenditures

The Corporation anticipates spending approximately $10 million on capital additions and a drilling program in fiscal 2007. Expenditures on equipment for the Corporation's surface mining fleet are expected to approximate $30 million, most of which will occur in the fourth quarter of fiscal 2007 and the first quarter of fiscal 2008. Options

available for financing these capital expenditures include debt financing, capital and operating lease arrangements and equipment manufacturer's financing.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at November 13, 2006, there were 50,768,688 common shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	700,000	$1.00	March 21, 2009
	162,500	162,500	$3.70	July 21, 2009
	37,500	37,500	$3.70	August 8, 2009
	125,000	100,000	$11.56	March 15, 2010
	22,500	22,500	$9.08	June 9, 2010
	75,000	37,500	$4.50	October 18, 2010
	745,000	248,333	$2.44	April 11, 2011
	525,000	-	$1.05	October 11, 2011
Total	2,750,834	1,308,333		

There are also 5,500,000 warrants outstanding, exercisable at a price of $3.40 per share on or before April 5, 2007.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2006, is available on the Corporation's SEDAR company profile at www.sedar.com.

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended December 31, 2006, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of February 6, 2007.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

Readers of this Management's Discussion and Analysis should refer to the section entitled "Risk Factors" in Grande Cache Coal's 2006 Management's Discussion and Analysis and 2006 Annual Information Form for factors which could potentially impact the Corporation's financial performance and its ability to meet its targets.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	December 31 2006	March 31 2006
Balance Sheet		
Total assets	**115.4**	90.7
Long-term liabilities	**13.7**	13.5
Shareholders' equity	**74.1**	50.1

	Three months ended December 31		Nine months ended December 31	
(millions of dollars, except per share amounts)	2006	2005	2006	2005
Income Statement				
Revenue	**28.7**	19.2	**87.5**	63.1
Cost of sales	**26.4**	23.6	**77.9**	85.6
Income (loss) from operations	**0.6**	(6.5)	**1.8**	(29.1)
Net loss	**(2.2)**	(6.9)	**(2.3)**	(29.5)
Basic and diluted net loss per share	**(0.04)**	(0.17)	**(0.04)**	(0.73)

	Three months ended December 31		Nine months ended December 31	
(millions, except per tonne amounts)	2006	2005	2006	2005
Statistics				
Clean coal production	**0.3**	0.2	**0.8**	0.7
Coal sales	**0.3**	0.2	**0.8**	0.7
Average sales price ($/tonne)	**95**	106	**106**	93
Average cost of sales ($/tonne)	**88**	130	**95**	125
Average cost of production ($/tonne)	**63**	99	**62**	104

Revenue

Sales revenue in the third quarter was $28.7 million on 0.3 million tonnes sold for an average sales price of $95 per tonne, compared with sales revenue of $19.2 million on 0.2 million tonnes sold for an average sales price of $106 per tonne in the same quarter last year. Sales volumes in the current quarter included coking coal sales (72%) which carried an average realized price of $108 per tonne, PCI coal sales (18%) which carried an average realized sales price of $76 per tonne and thermal coal sales (10%), which carried an average realized price of $35 per tonne. The low price on PCI and thermal coal sales had the result of reducing the total average sales price per tonne.

Year to date sales revenue was $87.5 million on 0.8 million tonnes sold compared to revenue of $63.1 million on sales volume of 0.7 million tonnes last year. The average realized sales price for the year was $106 per tonne compared to $93 per tonne last year reflecting a higher U.S. dollar sales price, a higher price on thermal sales and a stronger Canadian dollar.

The average sales price achieved on U.S. dollar denominated metallurgical coal sales was U.S.$89 per tonne in the third quarter and U.S.$96 per tonne year to date, compared to U.S.$116 per tonne in the third quarter last year and U.S.$85 per tonne year to date in fiscal 2006. Sales volumes in the third quarter included U.S. dollar denominated sales of PCI product sold at U.S.$65 per tonne, while other metallurgical coal sales in the quarter averaged U.S.$95 per tonne.

Production Costs and Cost of Sales

The third quarter clean coal production cost was $63 per tonne, compared to $99 per tonne in the same quarter last year. The year to date cost of coal produced was $62 per tonne, compared to $104 per tonne in the prior year. The Corporation is continuing to focus efforts on reducing production costs.

As the strip ratio remaining over the life of the current surface mining area has been reduced to a level below the average for the mine, the decision was made to end the Corporation's relationship with its surface mine contractor and secure a fleet of mining equipment appropriately sized to the lower strip ratio mining conditions. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. Certain stripping costs have been capitalized including $1.0 million in the third quarter and $4.3 million year to date. These prepaid costs will be amortized over the future coal production generated by the stripping activity which occurred during the transition period. The remaining strip ratio in the surface mine is expected to be below 5:1 and the Corporation expects that the lower strip ratio combined with the ownership and direct operation of equipment will lower the future production cash costs in the surface mine.

The Corporation's third quarter cost of sales was $26.4 million on 0.3 million tonnes, or $88 per tonne, compared to $23.6 million on 0.2 million tonnes, or $130 per tonne in the same quarter of fiscal 2006. The cost of sales consisted of cost of product sold of $18.0 million ($60 per tonne) and distribution costs of $8.4 million ($28 per tonne). The cost of product sold and distribution costs for the third quarter of fiscal 2006 were $20.4 million ($113 per tonne) and $3.2 million ($17 per tonne), respectively.

The year to date cost of sales in fiscal 2007 was $77.9 million or $95 per tonne compared to $85.6 million or $125 per tonne in fiscal 2006. The year to date cost of sales consisted of cost of product sold of $52.8 million ($64 per tonne) and distribution costs of $25.1 million ($31 per tonne). The cost of product sold and distribution costs for the year to date in fiscal 2006 were $70.7 million ($103 per tonne) and $14.9 million ($22 per tonne), respectively.

For both the third quarter and the year to date, the decrease in the unit cost of product sold compared to the prior periods is a result of improved productivities across all areas of the operation, a lower strip ratio in the surface mine and a higher plant yield. The Corporation has also made a concerted effort to eliminate the services of contractors that carry high markup rates and replace the essential services with Grande Cache Coal employees and equipment.

The increase in distribution costs for both the current quarter and the year to date compared to the prior periods is mainly due to the proportion of shipments to eastern North America which carry higher rail rates than shipments to port in western Canada, and the impact of fuel surcharges on rail costs. The third quarter of last year also had a high proportion of thermal coal sales which substantially lowered the overall distribution cost per tonne. The distribution cost on metallurgical coal sales was $23 per tonne in the third quarter of fiscal 2006.

Other Operating Expenses

General and administrative expenses were $1.2 million in the third quarter compared to $1.1 million in the same period last year and $4.4 million year to date compared to $4.0 million in fiscal 2006. Included in these costs this quarter were head office administrative and marketing charges of $1.0 million ($1.2 million – 2006). Year to date head office administrative and marketing charges were $2.9 million this year compared to $3.2 million last year. Also included in general and administrative expenses were non-cash charges for stock-based compensation of $0.4 million in the third quarter ($0.1 million – 2006) and $1.0 million year to date ($0.6 million – 2006). General and administrative expenses in the third quarter also include a foreign exchange gain of $0.2 million ($0.2 million – 2006) and a year to date foreign exchange loss of $0.5 million ($0.2 million – 2006).

Depreciation, depletion and accretion charges were $0.5 million in the third quarter compared to $1.1 million in the same quarter of last year. Inventory at December 31, 2006, included $1.6 million in depreciation, depletion and accretion charges, an increase of $0.9 million from September 30, 2006. Year to date depreciation, depletion and accretion expenses were $3.3 million compared to $2.6 million in the prior year. The year to date increase is largely a result of increased production as well as the addition and productive use of more capital assets.

Other Income (Expenses)

Grande Cache Coal's interest and other income was $0.1 million in the third quarter of both this year and last year, while year to date it was $0.3 million in fiscal 2007 compared to $0.4 million in the prior year. Interest and other income consists primarily of interest earned on restricted cash, interest earned on short term investments and access fees charged for the use of roads belonging to the Corporation.

Interest and other expenses were $0.5 million in the third quarter compared to $0.2 million last year and $1.2 million year to date compared to $0.4 million year to date in fiscal 2006. Interest charges consist primarily of interest paid on the revolving and term debt.

Non-recurring charges were $2.2 million during the third quarter and $2.5 million year to date. These expenses consist of $2.2 million in demobilization costs paid to the surface mining contractor in connection with the termination of the contract and a charge of $0.3 million as a fee for the cancellation of a planned equipment purchase.

Liquidity and Capital Resources

As at December 31, 2006, the Corporation had cash and cash equivalents of $3.7 million. During the third quarter, the Corporation's cash position did not change compared to a cash use of $2.6 million in the same quarter last year. The Corporation's cash position has increased $2.7 million over the last nine months from $1.0 million at March 31, 2006.

Operating activities in the third quarter resulted in a cash use of $5.1 million compared to a cash use of $19.2 million in the same quarter last year. For the year to date, operating activities have resulted in a cash decrease of $18.4 million, compared to a cash decrease of $37.4 million in fiscal 2006.

Cash provided by operations before changes in non-cash working capital was $2.0 million year to date, compared to a cash use of $26.0 million in the prior year. This improvement was due to improved operating results generated by the reduction in the unit cost of coal produced.

Third quarter financing activities generated cash of $7.5 million, consisting of proceeds drawn on the revolving debt facility. In the same quarter last year, financing activities generated cash of $20.0 million consisting of $10.0 million from the revolving debt facility and $10.0 million from the term debt facility. During the first nine months of the fiscal 2007, financing activities have generated cash of $28.8 million. The Corporation closed a bought deal equity financing for net proceeds of $25.3 million. A total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. The proceeds of the equity financing were used to finance the Corporation's capital expenditures and provide additional working capital. Share issuance costs related to the bought deal equity financing were $1.7 million.

The Corporation has a $15.0 million revolving credit facility used to fund working capital requirements. The net proceeds from the revolving facility during the first nine months of the year were $3.5 million bringing the balance at December 31, 2006 to $15.0 million.

Investing activities in the third quarter resulted in a cash decrease of $2.4 million compared to $3.3 million last year and a year to date cash use of $7.7 million compared to $13.3 million in fiscal 2006. Cash used in investing activities included $1.0 million in the third quarter and $4.3 million year to date for prestripping activities in the surface mine. As the strip ratio remaining over the life of the current surface mining area has been reduced, the decision was made to end the Corporation's relationship with its surface mine contractor and secure a fleet of mining equipment more appropriately sized to the mine's lower strip ratio mining conditions. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods.

Cash invested in capital projects was $1.2 million in the third quarter ($3.2 million – 2006) and $3.0 million year to date ($15.4 million – 2006). Included in the year to date capital spending for fiscal 2007 was the refund of U.S.$1.0 million on the cancellation of an equipment purchase for which a deposit had previously been made. The Corporation had commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 had been paid towards this commitment. Of the U.S.$4.7 million already paid, U.S.$3.4 million has been used to purchase underground mining equipment from the same vendor, U.S.$0.3 million was retained by the vendor as a cancellation fee and U.S.$1.0 million was returned to the Corporation.

Grande Cache Coal believes the current revolving facility is sufficient to fund its ongoing working capital requirements. The Corporation expects to maintain sufficient inventory levels at the port to meet customer requirements, provided adequate rail service is available. At December 31, 2006, the Corporation had $30.9 million in coal inventory, compared to $33.9 million at the end of the previous quarter.

The Corporation did not have any off-balance sheet financing structures in place at December 31, 2006. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.7 million and long term debt of $10.0 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.5 million provided to the Alberta Government, which are presently secured by restricted cash.

Grande Cache Coal is securing a fleet of mining equipment with which to operate the surface mine. Financing alternatives for the equipment requirements are currently being assessed and are expected to result in a combination of lease and debt financing. The Corporation has placed a U.S.$0.3 million deposit on a mining shovel for the surface operation which is expected to be onsite in the first quarter of fiscal 2008. Capital expenditures for the surface mine are expected to total approximately $30 million, with $5 million to be incurred in the fourth quarter of 2007 and the balance during the first and second quarters of fiscal 2008.

Summary of Quarterly Results

	2007			2006				2005
(millions, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Clean coal production	0.3	0.2	0.3	0.3	0.2	0.3	0.2	0.2
Coal sales	0.3	0.3	0.2	0.2	0.2	0.4	0.1	0.2
Average sales price ($/tonne)	95	103	125	122	106	90	81	65
Average cost of sales ($/tonne)	88	97	101	121	130	109	172	111
Average cost of production ($/tonne)	63	63	60	86	99	104	110	94
Revenue	28.7	29.8	29.0	27.0	19.2	34.5	9.4	11.9
Income (loss) from operations	0.6	(0.9)	2.1	(2.1)	(6.5)	(10.2)	(12.4)	(10.3)
Net (loss) income	(2.2)	(1.8)	1.7	(2.6)	(6.9)	(10.5)	(12.2)	(10.2)
Basic and diluted net (loss) income per share	(0.04)	(0.03)	0.03	(0.06)	(0.17)	(0.26)	(0.30)	(0.27)

Outlook

Operations

The Corporation continues to focus on cost control and productivity improvement. The change in the surface mine from a contractor to a Grande Cache Coal owned and operated fleet is expected to reduce production costs. This change together with the remaining strip ratio in the surface mine at levels lower than the average for the pit is expected to result in cash cost improvements in the surface mine. It is currently anticipated that full operations in the surface mine will resume in the second quarter of fiscal 2008. In the interim period, raw coal will continue to be hauled from the surface mine to the process plant as required.

In early January, the Corporation temporarily shut down operations in the processing plant and underground mine in order to control coal inventory levels at the mine site. Employee call backs have occurred and the underground mine has resumed operations. The processing plant is expected to resume production in mid February.

The underground mine and coal processing activities are not affected by the change in surface mining activities. The Corporation has sufficient raw and clean coal inventory at the mine site to be able to meet its sales commitments for the remainder of the current fiscal year provided rail service is adequate. Sales commitments for the first half of fiscal 2008 will be met by utilizing the raw coal inventory currently available in the surface mine together with production from the underground mine.

Production levels for the remainder of fiscal 2007 and throughout fiscal 2008 will continue to be managed according to scheduled sales volumes.

Metallurgical Coal Markets

The Corporation anticipates that coal sales volumes for fiscal 2007 will be approximately 1.0 million tonnes, due to certain fourth quarter shipments slipping into the first quarter of fiscal 2008. This slippage is anticipated to occur due to severe weather conditions that have limited the amount of coal that Grande Cache Coal's rail provider has been able to move to Westshore Terminals. In addition, poor weather conditions have slowed vessel loading resulting in a vessel backlog.

Negotiations for coal sales in the upcoming coal year are currently ongoing with both new and existing customers. Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate delays in vessel nominations.

The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Capital Expenditures

The Corporation anticipates spending approximately $5 million on capital additions and a drilling program in fiscal 2007. Expenditures on equipment for the Corporation's surface mining fleet are expected to approximate $30 million, with $5 million to be incurred during the fourth quarter of 2007 and the balance during fiscal 2008.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at February 6, 2007, there were 50,768,688 common shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	700,000	$1.00	March 21, 2009
	162,500	162,500	$3.70	July 21, 2009
	37,500	37,500	$3.70	August 8, 2009
	125,000	100,000	$11.56	March 15, 2010
	10,000	10,000	$9.08	June 9, 2010
	75,000	37,500	$4.50	October 18, 2010
	698,332	248,332	$2.44	April 11, 2011
	525,000	-	$1.05	October 11, 2011
	175,000	-	$1.05	November 16, 2011
	125,000	-	$0.79	December 14, 2011
Total	2,991,666	1,295,832		

There are also 5,500,000 warrants outstanding, exercisable at a price of $3.40 per share until April 5, 2007.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2006, is available on the Corporation's SEDAR company profile at www.sedar.com.

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2007, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of July 31, 2007.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, the availability of credit facilities for capital expenditure requirements, debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2007 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

Readers of this Management's Discussion and Analysis should refer to the section entitled "Risk Factors" in Grande Cache Coal's 2007 Management's Discussion and Analysis and 2007 Annual Information Form for factors which could potentially impact the Corporation's financial performance and its ability to meet its targets.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	June 30 2007	March 31 2007
Balance Sheet		
Total assets	**106.2**	107.5
Long-term liabilities	**4.0**	13.9
Shareholders' equity	**68.1**	69.8

	Three months ended June 30	
(millions of dollars, except per share amounts)	2007	2006
Income Statement		
Revenue	**38.2**	29.0
Cost of sales	**34.6**	23.4
(Loss) income from operations	**(1.7)**	2.1
Net (loss) income	**(2.0)**	1.7
Basic and diluted net (loss) income per share	**(0.04)**	0.03

	Three months ended June 30	
(millions of tonnes, except per tonne amounts)	2007	2006
Statistics		
Clean coal production (tonnes)	**0.3**	0.3
Coal sales (tonnes)	**0.4**	0.2
Average sales price ($/tonne)	**89**	125
Average cost of sales ($/tonne)	**81**	101
Average cost of production ($/tonne)	**55**	60

Revenue

The Corporation's first quarter sales volumes were 0.4 million tonnes generating revenue of $38.2 million, compared to sales volumes of 0.2 million tonnes and revenue of $29.0 million in the comparable quarter of the prior year.

The average price achieved on U.S. dollar denominated sales decreased to U.S.$82 per tonne, down from U.S.$111 per tonne in the same period last year due to a decline in contract price settlements. The current period sales volumes included hard coking coal sales (88%) at an average price of U.S.$84 per tonne and Pulverized Coal Injection (PCI) sales (12%) at an average price of U.S.$68 per tonne. The average Canadian dollar equivalent on U.S. dollar denominated sales was $89 per tonne, down from $125 per tonne in last year's first quarter and reflects a stronger Canadian dollar in the current quarter in addition to the lower prices for the current coal year.

Production Costs and Cost of Sales

Grande Cache Coal's first quarter clean coal production cost was $55 per tonne, an 8% decrease from $60 per tonne in the same period last year. Process plant improvements which led to a higher yield contributed to the decrease in costs from the comparable quarter.

The Corporation's first quarter cost of sales was $34.6 million, or $81 per tonne, compared to $23.4 million, or $101 per tonne in the same period last year. The cost of sales consisted of cost of product sold of $22.9 million ($54 per tonne) and distribution costs of $11.7 million ($27 per tonne). The cost of product sold and distribution costs for the first quarter of fiscal 2007 were $15.9 million ($68 per tonne) and $7.5 million ($33 per tonne), respectively.

The decrease in the unit cost of product sold is a result of improved operating efficiencies across all areas of operations. The Corporation has also made a concerted effort to eliminate the services of contractors and replace the essential services with Grande Cache Coal employees and equipment.

The decrease in distribution costs during the quarter is largely due to a lower proportion of shipments to eastern North America which carry higher rail rates than shipments to port in western Canada, and the declining impact of fuel surcharges on rail costs.

Other Operating Expenses

The Corporation's general and administrative expenses during the period increased to $2.2 million from $2.0 million in the comparable quarter. Included in these costs were head office administrative and marketing charges of $1.1 million ($1.1 million – 2007), non-cash charges for stock-based compensation of $0.3 million ($0.4 million – 2007) and a foreign exchange loss of $0.8 million ($0.5 million – 2007).

Depreciation, depletion and accretion charges during the quarter were $3.0 million compared to $1.4 million in the same period last year. The increase is reflective of higher production levels and the drawdown of coal inventory volumes.

Other Income (Expenses)

Grande Cache Coal's interest and other income was $0.4 million in the first quarter compared to $0.1 million last year and consists primarily of interest earned on restricted cash, interest earned on short term investments and access fees charged for the use of roads and bridges belonging to the Corporation.

Interest and other expenses during the period were $0.5 million compared to $0.4 million in the comparable period and consist primarily of interest paid on the revolving and term debt.

Liquidity and Capital Resources

The Corporation had cash and cash equivalents of $3.4 million at June 30, 2007, a decrease of $1.2 million from March 31, 2007. This compares to a cash increase of $10.2 million in the comparable quarter of last year.

During the first three months of fiscal 2008 operating activities generated cash of $3.3 million in contrast to a cash decrease of $12.8 million in the first three months of fiscal 2007. The net change in non-cash working capital provided cash of $1.6 million this quarter compared to a cash use of $16.3 million last year, which included a $13.6 million increase in coal inventory.

Financing activities during the first quarter resulted in a cash decrease of $3.0 million. The Corporation has a $15.0 million revolving credit facility used to fund working capital requirements. The net repayment on the revolving facility during the period was $3.0 million bringing the balance at June 30, 2007 to $12.0 million.

Financing activities in the comparable quarter resulted in a cash increase of $24.6 million during which time the Corporation closed a bought deal equity financing for net proceeds of $25.3 million. A total of 10.0 million units of the Corporation were issued at a price of $2.70 per unit for gross proceeds of $27.0 million. Share issuance costs related to the bought deal equity financing were $1.7 million.

Investing activities in the first quarter led to a cash decrease of $1.1 million compared to $1.7 million last year. In both periods the main source of the cash use was for investment in capital projects.

The Corporation did not have any off-balance sheet financing structures in place at June 30, 2007. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.8 million, and capital lease obligations of $0.1 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.5 million provided to the Alberta Government, which are presently secured by restricted cash.

On July 19, 2007, Grande Cache Coal entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase 20,500,000 units ("Units") of the Corporation on a bought deal basis, at a price of $1.30 per Unit for gross proceeds to Grande Cache Coal of $26,650,000. In addition, the Corporation has granted to the underwriters an over-allotment option to purchase up to an additional 3,075,000 Units at the issue price for a period of 30 days following the closing date. Each Unit will consist of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to acquire one common share at a price of $1.60 per share for a period of one year from the closing date. The offering is scheduled to close on or about August 9, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals.

Grande Cache Coal is finalizing the acquisition of a fleet of mining equipment that will be used to operate the surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing in addition to use of a portion of the proceeds from the bought deal equity issue. Capital expenditures for the surface mine are expected to total approximately $32 million during fiscal 2008. As of June 30, 2007, the Corporation has placed U.S.$2.5 million in deposits and progress payments on surface mining equipment.

The Corporation believes that the current revolving facility in addition to a portion of the proceeds from the bought deal equity issue will be sufficient to fund its ongoing working capital requirements. Grande Cache Coal expects to maintain sufficient inventory levels at the port to meet customer requirements, contingent upon adequate rail service and the timely start-up of full-scale surface mine operations. At June 30, 2007, the Corporation had $19.8 million in coal inventory, compared to $30.3 million at the end of the previous quarter.

Changes in Accounting Policies

The CICA Handbook sections 1530 - Comprehensive Income, 3855 - Financial Instruments – Recognition and Measurement and 3865 - Hedges, became applicable to the Corporation on April 1, 2007.

Section 1530 requires the presentation of a statement of comprehensive income and its components that are not included in net income (loss). Other comprehensive income is the change in net assets during a period that result from transactions, events and circumstances from non-owner sources such as unrealized gains or losses on available-for-sale investments. The Corporation did not have other comprehensive income or losses during the period therefore comprehensive income (loss) was equal to the net income (loss).

Section 3855 establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard. Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income (loss). Financial assets available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Corporation in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

Section 3865 provides new standards for entities applying hedge accounting. The Corporation had no transactions which have been designated as hedges for accounting purposes therefore the new standard did not impact the financial statements.

Summary of Quarterly Results

	2008	2007				2006		
(millions, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Clean coal production	0.3	0.2	0.3	0.2	0.3	0.3	0.2	0.3
Coal sales	0.4	0.2	0.3	0.3	0.2	0.2	0.2	0.4
Average sales price ($/tonne)	89	78	95	103	125	122	106	90
Average cost of sales ($/tonne)	81	86	88	97	101	121	130	109
Average cost of production ($/tonne)	55	68	63	63	60	86	99	104
Revenue	38.2	13.8	28.7	29.8	29.0	27.0	19.2	34.5
(Loss) income from operations	(1.7)	(4.2)	0.6	(0.9)	2.1	(2.1)	(6.5)	(10.2)
Net (loss) income	(2.0)	(4.7)	(2.2)	(1.8)	1.7	(2.6)	(6.9)	(10.5)
Basic and diluted net (loss) income per share	(0.04)	(0.10)	(0.04)	(0.03)	0.03	(0.06)	(0.17)	(0.26)

Outlook

Metallurgical Coal Markets

Grande Cache Coal is continuing to experience strong demand for its coal products and anticipates selling 0.3 to 0.4 million tonnes of metallurgical coal during its second fiscal quarter. The Company continues to estimate that its coal sales volumes for fiscal 2008 will be in the range of 1.4 to 1.6 million tonnes, contingent upon adequate rail service and the timely commissioning of equipment for full-scale surface mine operations at the Corporation's No. 12 South B2 mine.

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate delays in vessel nominations. The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Operations

Various pieces of surface mining equipment have arrived on site and initial activity in the surface mine has commenced including grading of roads and preparation of drill pads. The mining shovel has arrived on site and has been substantially erected. Initial components of the haul trucks have arrived on site and other major truck components are in transit and scheduled to arrive in early August. The mining drill has arrived and is slated to be commissioned by mid-August. The Corporation has placed deposits on a majority of the additional pieces of mining equipment and it is expected that this equipment will be delivered during the second fiscal quarter. It is anticipated that full-scale operations of the surface mine will resume in September 2007, provided the necessary mining equipment continues to be delivered and commissioned in a timely manner.

Once full-scale surface mine operations resume the combination of a lower strip ratio and the anticipated productivity improvements are expected to reduce production costs from 2007 levels. As well, the Corporation is continuing to focus on cost control and productivity improvements in the underground mine and the process plant. These areas are not affected by the change in the surface mining activities and with continued underground mine production the Corporation anticipates it will produce sufficient coal volumes to meet its sales commitments for the first half of the fiscal year, following which the surface mine operations are expected to resume.

Production levels for fiscal 2008 will continue to be managed according to scheduled sales volumes and the maintenance of adequate inventory levels.

Capital Expenditures

The Corporation anticipates spending approximately $40 million on capital additions and a drilling program in fiscal 2008. Grande Cache Coal is finalizing the acquisition of a fleet of mining equipment with which to operate the surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing in addition to use of a portion of the proceeds from the bought deal equity issue. Expenditures on equipment for the Corporation's surface mining fleet are expected to approximate $32 million and will occur primarily during the second and third quarters of the year. The Corporation has placed deposits or made progress payments on a mining shovel, a mining drill, a fleet of haul trucks, and various other pieces of mining equipment. It is anticipated that operations in the surface mine will resume in September 2007, conditional upon timely delivery and commissioning of the mining equipment.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to support accounts receivable.

As at July 31, 2007, there were 51,057,988 common shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	1,058,334	$1.00	March 21, 2009
	150,000	150,000	$3.70	July 21, 2009
	37,500	37,500	$3.70	August 8, 2009
	115,000	115,000	$11.56	March 15, 2010
	10,000	10,000	$9.08	June 9, 2010
	75,000	37,500	$4.50	October 18, 2010
	645,000	430,000	$2.44	April 11, 2011
	525,000	175,000	$1.05	October 11, 2011
	175,000	58,333	$1.05	November 16, 2011
	125,000	41,667	$0.79	December 14, 2011
	520,000	-	$0.88	May 23, 2012
Total	3,435,834	2,113,334		

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2007, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation

2007 NI43-101 Technical Report
Grande Cache Coal Corporation,
Grande Cache, Canada

Prepared for: Grande Cache Coal Corporation

Prepared by: AMEC Americas Ltd.

Effective Date: June 15, 2007

Project Number: 155814

amec

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for GCC by AMEC. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC's services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by GCC, subject to the terms and conditions of its contract with AMEC. That contract permits GCC to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

CONTENTS

LIST OF FIGURES

LIST OF TABLES

GLOSSARY I

Anticline	fold where the rocks are bent convex upward
As-Received	represents an analysis of a sample as received at a laboratory
Ash	inorganic, non-combustible material within a coal seam
Bedrock	consolidated rock underlying the Earth's surface
Clean Coal	Coal that has been processed to meet metallurgical coal market specifications.
Climate	the statistical description of the weather of a region averaged over a period of, typically, 30 years
Coal	readily combustible rock containing more than 50% by weight and more than 70% by volume of carbonaceous material, including inherent moisture, formed from compaction and alteration of various plant remains
Coal Field	region in which deposits of coal occur
Cross-Section	diagram of a vertical section through a volume of the Earth's subsurface generally drawn normal to the strike direction
Drainage Basin	area that gathers water which contributes to a body of water
Dry Basis	quality data calculated to a theoretical basis in which no moisture is associated with the sample
Groundwater	water present below the surface of the Earth
Mineable	capable of being mined under current technology and environmental and legal restrictions and regulations
Outcrop	where coal seam appears on the surface of the ground
Overburden	material that overlies a deposit
Parting	layer of non-coal material between separate coal seams
Proximate Analysis	the determination by prescribed methods of moisture, volatile matter, fixed carbon (by difference) and ash
Reserves	economically recoverable minerals presently in-ground
Resources	currently or potentially economically extractable mineral deposits
Run of Mine	raw coal recovered from a mine, prior to any treatment
Salable Coal	shippable coal product
Seam	large deposit or layer of coal
Syncline	fold where the rocks are bent convex downward

GLOSSARY II

"adit"	*means a horizontal opening to access a coal seam;*
"anticline"	*means a fold, generally convex upward, whose core contains the stratigraphically older rocks;*
"ash"	*means ash forming constituents which may be subdivided into two basic classes: those that are structurally a part of the coal and hence inseparably mixed with it and segregated impurities that can be eliminated to a greater or lesser extent by ordinary cleaning methods;*
"ASTM"	*is the abbreviation for the American Society for Testing Materials;*
"BCM"	*means bank cubic metre, which represents one cubic metre of material measured prior to disturbance;*
"bituminous coal"	*means a class of coal having heat values, calculated on an ash-free basis, typically ranging from 24,400 to 32,600 KJ/kg, commonly used for utility and industrial steam purposes and, in the steel-making industry, for making coke or for pulverized coal injection into the blast furnace;*
"BTU"	*means a British thermal unit; the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit;*
"BTU/lb"	*means BTUs per pound, an imperial unit of measure used to describe the amount of heat released on combustion of a pound of material, such as coal, under specific conditions;*
"coal processing plant"	*means a facility for crushing, sizing, or washing coal to prepare it for sale;*
"coal rank"	*means the qualitative classification of coal from lignite to anthracite based on calorific content and other qualitative and quantitative characteristics;*
"coal reserve"	*means coal quantities that are anticipated to be mineable based upon the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediment to mining;*
"coal washability"	*means the analysis of the specific gravity distribution of chemical and physical characteristics of coal;*
"coke"	*means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel;*
"coking coal"	*is metallurgical coal that exhibits the physical and chemical properties that are necessary to form coke;*
"continuous miner"	*means a mining machine designed to remove coal from the face and to load that coal into cars or conveyors without the use of cutting machines, drills or explosives;*
"depillar"	*means the retreat mining of pillars left in place during development;*
"dip"	*means the angle at which a stratum is inclined from the horizontal, measured perpendicular to the strike and in the vertical-plane;*

"drill hole"	*means a circular hole made by drilling either to explore for minerals or to obtain geological information;*
"dry basis"	*means coal that has moisture removed by prescribed laboratory procedure or excluded by calculation;*
"fault"	*means a fracture in rock along which the adjacent rock surfaces are differentially displaced*
"fixed carbon"	*means the solid residue, other than ash, remaining after the volatile matter has been liberated from coal during combustion;*
"float/sink"	*means a laboratory procedure which measures the floating and sinking of particles of material of various size fractions in heavy liquids at various specific gravities;*
"free swelling index" or "FSI"	*means a number assigned to particular coal used in determining its suitability for coke making or other uses. The index, from one to nine, is determined by tests established by ASTM standards;*
"front end loader"	*means a tractor type loader with a digging bucket mounted on the front end that dumps;*
"froth flotation"	*means a process for recovering particles of coal or other minerals, in which the particles adhere to bubbles and can be removed as part of the froth;*
"geophysical log"	*means a graphic record of the measured or computed physical characteristics of the rock section encountered in a borehole, plotted as a continuous function of depth;*
"highwall"	*means the unexcavated face of exposed overburden and coal or ore in an open-cast mine or the face or bank of the uphill side of a contour strip-mine excavation;*
"interburden"	*means the waste material located between economically recoverable resources;*
"ISO"	*means the International Organization for Standardization, a worldwide federation of national standards bodies;*
"isopach"	*means the areal extent and thickness variation of a stratigraphic unit in geology;*
"KJ/kg"	*means kilojoules per kilogram, a metric unit of measure used to describe the amount of heat released on combustion of a kilogram of combustible material, such as coal, under specific conditions;*
"lease"	*means a contract between a landowner and a lessee, granting the lessee the right to search for and produce coal upon payment of an agreed rental, bonus and/or royalty;*
"MBCM"	*means million BCM;*
"metallurgical coal"	*means the various grades of coal suitable for making steel and includes coking coal and PCI coal;*
"mineable"	*means capable of being mined under current mining technology and environmental and legal restrictions, rules and regulations;*

"out-of-seam dilution" or "OSD" *means the contamination of mined coal with rock outside of the coal seam being mined;*

"outcrop" *means coal which appears at the surface; the intersection of a coal seam with the surface;*

"overburden" *means materials that overlie a mineral deposit;*

"PCI" *means pulverized coal injection, a process in which coal is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. However, since such grades are utilized by the metallurgical industry, they are considered to be a metallurgical coal. PCI grade coal is used primarily as a heat source in the steel making process in partial replacement of high quality coking coals which are typically more expensive;*

"pit" *means an open excavation from which the raw mineral being mined is extracted;*

"portal" *means the surface entrance to an underground mine;*

"processing plant" *means a facility where coal is prepared for market or other usage. It consists of equipment that separates coal from impurities. Coal is washed, thermally or mechanically dried, sized, stored and loaded for shipment or conveyed to use point;*

"proximate analysis" *means a laboratory analysis to determine the percentage by prescribed methods of moisture, volatile matter, fixed carbon and ash;*

"raw coal" *means coal from the breaker that has not been processed in a processing plant;*

"reclamation" *means the restoration of land at a mining site after the coal is extracted. Reclamation operations are usually conducted as production operations are taking place elsewhere at the site. This process commonly includes recontouring or reshaping the land to its approximate original appearance, restoring topsoil and planting native grasses, trees and ground covers;*

"resource" *means all in-situ coal tonnes meeting either underground or surface criteria specified in NI43-101. Those tonnes can be considered as technically extractable coal independent of economic criteria;*

"room-and-pillar mining" *means a system of mining in which the coal is mined in rooms separated by pillars, which are subsequently mined;*

"rotary drill" *means a drill machine that rotates a rigid, tubular string of rods to which is attached a bit for cutting rock to produce boreholes;*

"royalty" *means a share of the product or profit reserved by the owner for permitting another to use the property;*

"run of mine coal" or "ROM" *means the coal produced from the mine before it is processed;*

"saleable coal" *means the shippable product of a coal mine or processing plant. Depending on customer specifications, saleable coal may be ROM, crushed-and-screened (sized) coal, or the clean coal from a processing plant;*

"seaborne metallurgical coal"	*means metallurgical coal that is exported by ocean going ship from the producing country to the consuming country;*
"shovel"	*means a large electric or diesel powered machine used in the open pit mining process to remove and load overburden or coal;*
"shuttle car"	*means self-discharging underground equipment used for receiving coal from the mining machine and transferring it to an underground loading point or belt conveyor system;*
"strike"	*means the course or bearing of an inclined bed, vein or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip;*
"strip ratio"	*means the ratio of the volume of overburden moved to the tonnage of coal produced, measured in terms of BCM of overburden per tonne of coal produced. A lower strip ratio is an operational advantage because less overburden has to be removed in order to expose the raw coal;*
"surface mine"	*means a mine in which the mineral deposit lies sufficiently near the surface to be extracted by removing the overburden;*
"syncline"	*means a series of flat-lying rock strata that has been folded into a trough-like geological structure;*
"thrust fault"	*means a fault with a dip of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upward relative to the footwall;*
"tonne"	*means a metric tonne, which is approximately 2,205 pounds, as compared to a "short" ton, which is 2,000 pounds, or a "long" ton, which is 2,240 pounds. Unless expressly stated otherwise, the metric tonne is the unit of measure used in this Annual Information Form;*
"tunnelway"	*means a long, narrow, horizontal or nearly horizontal underground passage that is open to the atmosphere at both ends;*
"underground mine"	*means a mine that is located below the earth's surface. Coal is removed mechanically and transferred by shuttle car or conveyor to the surface;*
"volatile matter"	*means those products, exclusive of moisture, given off by a material such as gas or vapour, determined by definite prescribed methods, which may vary according to the nature of the material; and*
"yield"	*means the ratio of the clean coal product to the raw coal plant feed, expressed as a percentage.*

ABBREVIATIONS, SYMBOLS, AND ACRONYMS

Above mean sea level	amsl
Ampere	A
Annum (year)	a
Billion years ago	Ga
British thermal unit	Btu
Candela	cd
Carat	ct
Carats per hundred tonnes	cpht
Carats per tonne	cpt
Centimetre	cm
Cubic centimetre	cm^3
Cubic feet per second	ft^3/s or cfs
Cubic foot	ft^3
Cubic inch	in^3
Cubic metre	m^3
Cubic yard	yd^3
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Decibel adjusted	dBa
Decibel	dB
Degree	°
Degrees Celsius	°C
Degrees Fahrenheit	°F
Diametre	ø
Dry metric ton	dmt
Foot	ft
Gallon	gal
Gallons per minute (US)	gpm
Gigajoule	GJ
Gram	g
Grams per litre	g/L
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m^2)	ha
Hertz	Hz
Horsepower	hp
Hour	h (*not* hr)
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inch	" (symbol, *not* ")
Joule	J
Joules per kilowatt-hour	J/kWh
Kelvin	K
Kilo (thousand)	k
Kilocalorie	kcal
Kilogram	kg
Kilograms per cubic metre	kg/m^3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m^2
Kilojoule	kJ
Kilometre	km
Kilometres per hour	km/h

Kilonewton	kN
Kilopascal	kPa
Kilovolt	kV
Kilovolt-ampere	kVA
Kilovolts	kV
Kilowatt	kW
Kilowatt hour	kWh
Kilowatt hours per short ton (US)	kWh/st
Kilowatt hours per tonne (metric ton)	kWh/t
Kilowatt hours per year	kWh/a
Kilowatts adjusted for motor efficiency	kWe
Less than	<
Litre	L
Litres per minute	L/m
Megabytes per second	Mb/s
Megapascal	MPa
Megavolt-ampere	MVA
Megawatt	MW
Metre	m
Metres above sea level	masl
Metres per minute	m/min
Metres per second	m/s
Metric ton (tonne)	t
Micrometre (micron)	µm
Microsiemens (electrical)	µs
Miles per hour	mph
Milliamperes	mA
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm
Million	M
Million tonnes	Mt
Minute (plane angle)	'
Minute (time)	min
Percent	%
Second (plane angle)	"
Specific gravity	SG
Square centimetre	cm2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Tonne	t
Tonnes per day	t/d
Tonnes per hour	t/h
Tonnes per year	t/a
Year (annum)	a

1 SUMMARY

The following report was prepared by AMEC Americas Limited. (AMEC) for Grande Cache Coal Corporation (GCC). It addresses the coal geology, resources and reserves of the coal mining and processing operations on the Smoky River Coalfield of Alberta. These coal deposits were explored and partially mined some years ago by Smoky River Coal Ltd. and McIntyre Porcupine Mines, companies which are not related to Grande Cache Coal Corporation. The previous mine operator, Smoky River Coal Ltd., was placed in receivership in the year 2000. Grande Cache Coal acquired the assets in the same year and has continued to explore, evaluate and operate the mine and facilities. Numerous studies and reports, including Technical Reports have been completed on the operations in recent years including Technical Reports submitted by AMEC.

GCC has requested that AMEC produce a single Technical Report covering all of its mineable coal deposits of the Smoky River Coalfield. This report is a compilation of the AMEC 2006 Technical Report that covered the open pit areas and, the Weir International, Inc. 2006 Technical Report that covered No. 7 Mine underground. It will include recent drilling activity in the No. 8 Mine and No. 12 South A Mine areas that represents new information. The Terms of Reference for this report include an independent validation of the coal resources and reserves in compliance with the current reporting requirements of National Instrument 43-101 (NI43-101). This is the policy under securities regulations in Canada that govern the terms for issuing statements about mineral reserves and resources for public companies in Canada.

Location and Accessibility

The GCC property is located in West Central Alberta, approximately 400 km west of the City of Edmonton, the capital of the Province of Alberta in Canada. The property is accessed via Highway 40, a two lane, paved provincial highway which connects the town of Grande Cache to the major, east-west, provincial Highway 16. The property is also serviced by a branch line of the Canadian National Railway which connects to the main east-west rail line at the town of Hinton, approximately 125 km south of the mine.

Coal Tenure

In Alberta, coal tenure is held through mineral leases granted by the province. GCC holds mineral leases covering all operating and development properties in their mining area. These are summarized on **Table 4-1**. GCC owns additional adjacent coal leases that are considered to have good exploration potential for future coal resources.

Regional Structure and Stratigraphy

The Gates Formation, is the formation within the Smoky River coal field that contains the coal seams of economic interest. The Gates Formation consists of 320 metres of sandstone, shale and coal and is subdivided into three members:.

- The Torrens Member is the lowermost member of the Gates Formation and is a marine sandstone and siltstone sequence approximately 30 m in thickness
- The Grande Cache Member, composed of interbedded sandstone, siltstone, coal and mudstone. The unit is up to 150 m thick. Eight coal seams (3 Seam through 8 Seam and, 10 Seam and 11 Seam) are present.
- The Mountain Park Member is the uppermost member of the Gates Formation, and consists of 150 to 180 m stratigraphic thickness of non-marine fine sandstone and siltstone with minor coal.

The Smoky River Coalfield is deformed by tectonic events of the Laramide Orogeny which created the Rocky Mountains 60 million years ago. The rock strata are complexly folded and cut by numerous thrust faults. Structural shortening is estimated to be one-third. Surface traces of these complex folds and thrust faults trend northwest-southeast. The majority of the faults are southwest-dipping thrusts, displaying ramps that cut up stratigraphic section and flats that are parallel to bedding. Asymmetric folds with relatively long, straight limbs and short, narrow hinge zones are commonly found. The folds generally have chevron or box shapes and maintain their profile over distances of up to two kilometres along the trend. These folds are conical at their tapering ends. Amplitude of the large folds is of the order of 200 m to 1,000 m. Parasitic folds on the limbs of the major anticlines and synclines are common.

Deposit Geology

The coal seams in the Smoky River Coalfield are numbered bottom up, with 3 seam as the lowest coal of interest and 11 Seam being the highest.

In the No. 7 Mine area, 4 Seam dominates at 4.3 m average thickness although all seams are present but most are thin and of no economic interest in this area. The seams are found in the broad, relatively flat lying trough of a syncline.

In the No. 8 Mine area, the coal sequence includes Seams 3 through 8, 10 and 11. 4 Seam is the major seam, averaging over 7 m in thickness and having the largest areal extent. 10 and 11 Seams are above 4 Seam in the stratigraphic sequence and are considered rider seams. They are approximately 3 m in thickness each.

In the No. 12 Mine area, 4 Seam is the thickest seam with an average thickness of 6.8 m. 5 and 6 Seams lie above 4 and both range in thickness between 0.7 and 1.9 m. Next up, is the 7 seam/8 seam zone. The interval consists of 0.6 m of 8 Seam and 3.3 m of 7 Seam separated by 0.6 m of carbonaceous mudstone.

In the No. 16 Mine Area, the coal seams that are of economic interest are Seams 4, 5, 6, 7 and 8. 4 Seam thickness ranges between 4.6 and 7.2 m. 5 Seam maintains a consistent stratigraphic thickness of 1.5 to 1.9 m. The average thickness of 6 Seam is more variable than 5 Seam, ranging between 1.0 and 2.0 m. The average thickness of 6 Seam is more variable than 5 Seam, ranging between 1.0 and 2.0 m. 7 Seam is between 1.8 and 3.3 m thick and, 8 Seam averages 1.7 m in thickness.

Data Sources

The information gathered on the coal resources of the Smoky River Coalfield has used industry standard data acquisition techniques. With over 40 years of mining activity and coal processing, data from operations can be used to help predict coal quality from the same coal seam. Drilling was and still is the most common method used to acquire data prior to mining. Over 3,400 holes have been drilled into the coal field since the 1950s. Summaries of drill holes at the reported coal resource areas are found in Table 11-1 to TABLE 11-5. Also prior to mining, adits were a common method to provide bulk samples for coal washability test work. A total of 79 adits have been driven across the Smoky River Coalfield

Coal Quality

The majority of samples were collected and submitted for analysis by previous operators. Results have been stored electronically within GCC's mining software package and in spread sheets. For metallurgical coal, important quality parameters are:

- Ash Percent - The relative amount of non-combustible material in the coal.
- Free Swelling Index (FSI) - A measure of the amount the coal swells when heated under controlled conditions. It gives a rough indication whether the coal is suitable for metallurgical use.
- Sulphur Percent - The relative amount of sulphur in the coal.
- Volatile Matter Percent - other than moisture, the substances that are given off as gas and vapour during combustion of the coal.

Average coal quality is summarized in TABLE 16-1 to TABLE 16-8.

Coal Resources

Coal resources are generally derived from the drill hole information through the use of cross sections and/or seam surface interpretation. AMEC and Weir International have verified the interpretation of these elements. Computer software has been used to convert the geological interpretations to 3D block geological models. These models are then used to check the resource numbers reported by GCC. The resources are subdivided into categories based on Assurance of Existence.

Resources for No. 16 Mine and No. 12 Mine North remain the same as the 2006 GCC Technical Report. No. 7 Mine and No. 12 South B2, are represented by the tonnage reported in the GCC 2006 Technical Report less the mining depletion that occurred over the year and adjusted for any additions or deletions. No. 8 Mine has updated resource values based on additional drilling, an updated geological interpretation and adjusted methods for determining inferred resources. No 12 Mine South A is a new underground resource area that was drilled over the last one and one-half years.

TABLE 1-1 SUMMARY OF MEASURED AND INDICATED RESOURCES

In-place Resources*(3)*

	Measured (Mt)	Indicated (Mt)	Total (Mt)
NO. 8 MINE	17.8	7.8	25.6
NO. 12 MINE SOUTH B2	7.6	2.7	10.3
NO. 12 MINE SOUTH A*(1)*	26.7	---	26.7
NO. 16 MINE	16.7	2.4	19.1
NO. 12 MINE NORTH *(2)*	34.2	13.8	48.0

NOTES (1) Resource estimated by AMEC 2007. Minimum depth of cover approx. 50 m. Maximum underground extraction angle 15°.
(2) No. 12 North had total resource estimate of 51 million tonnes from a February 1998 preliminary disclosure but not categorized. Resource estimate by AMEC 2006.
(3)No. 7 Mine not reported in this table as Weir International classified all No. 7 Mine Resources as Reserves and only reported Reserves in their 2006 Technical Report. See next section on Reserves.

TABLE 1-2 SUMMARY OF INFERRED RESOURCES

In-place Resources

	Inferred (Mt)
NO. 8 MINE(1)	6.7
NO. 12 MINE SOUTH B2	0.2
NO. 16 MINE (1)	0.03
NO. 12 MINE NORTH (1)	6.6

NOTE (1) No. 8 Mine, No. 16 Mine and No. 12 Mine North inferred resources estimated by AMEC 2006/2007.

Coal Reserves

To convert resources to reserves, a number of economic and technical factors must be applied. These included but are not limited to the following:

- Estimate for the near and long term price of metallurgical and thermal coal in the domestic and international market place
- Operating costs associated with open pit mining, underground mining, transporting and processing the coal at the mine site.
- Overhead costs associated with marketing and transporting the finished product coal to customers
- Overhead costs associated with administrative and technical functions relative to running a mine.
- Geotechnical parameters governing the orientation of the pit slopes, haul roads, waste dumps and other parameters associated with water flow and climate.
- Estimate for the recovery of coal and addition of dilution material during the mining and coal handling process, (known as Run of Mine estimate)
- Estimate for the recovery of coal from processing; generally referred to as cleaning or washing the coal, (known as Clean or Saleable estimate)

Using these and other factors, GCC engineers and their predecessors used mining software to produce economic mine designs at the Grande Cache operation. AMEC

and Weir International has reviewed these procedures and parameters and determined that the mine designs are valid.

Reserves are summarized on TABLE 1-3 and TABLE 1-4.

TABLE 1-3 SUMMARY OF PROVEN AND PROBABLE RUN OF MINE RESERVES

Recoverable Reserves (Run of Mine)

	Proven (Mt)	Probable (Mt)	Total*(5)* (Mt)
NO 7 MINE*(1)*	3.97	---	3.97
NO. 8 MINE *(2)*	12.82	2.93	15.75
NO. 12 MINE SOUTH B2 *(3)*	2.30	0.96	3.26
NO. 16 MINE *(4)*	12.14	1.78	13.92

NOTES (1) Value as reported by GCC mine operations staff. Equivalent to reserve estimate from Technical Report titled "Technical Report for the No. 7/4 Mine" dated June 2006 and authored by Weir International Inc., less annual depletion of approximately 900,000 tonnes, less operational adjustment of approx. 350,000 tonnes for coal categorized by GCC operations staff as too steep to extract.

(2) Excludes approx. 1.02 Mt of oxidized coal in No. 8 Mine.

(3) Includes No.12 South B2 south extension, South Lobe pit version 3.

(4) Proven and Probable categories have been broken out on pro-rated basis based on resource categorization work by AMEC in 2006.

(5) Average ROM grade for reserves is reported in Section 19 under the respective mining areas. Total coal will be marketed 90% as hard coking coal, 10% PCI coal in the 2008 coal year..

TABLE 1-4 SUMMARY OF PROVEN AND PROBABLE SALEABLE RESERVES

Saleable Reserves (Clean Coal)

	Proven (Mt)	Probable (Mt)	Total*(5)* (Mt)
NO. 7 MINE *(1)*	2.97	---	2.97
NO. 8 MINE *(2)*	9.26	2.11	11.37
NO. 12 MINE SOUTH B2 *(3)*	1.58	0.67	2.25
NO. 16 MINE *(4)*	9.11	1.33	10.44

NOTES (1)) ROM coal from Table 1-3 multiplied by plant yield used in the 2006 Technical Report by Weir International for No. 7 Mine saleable coal

(2) Excludes oxidized coal in No. 8 Mine. Plant yields from B. Klappstein, in-house No. 8 Mine reserves spread sheet results from Lynx software.

(3) Includes No.12 South B2 south extension, South Lobe pit version 3.

(4) Proven and Probable categories have been broken out on a pro-rated basis based on categorization work by AMEC 2006.

(5)Total coal will be marketed 90% as hard coking coal, 10% PCI coal in the 2008 coal year..

Mine Production

GCC is currently operating in No. 12 South B2 Mine and the No. 7 Mine, with plans for the development of No. 8 Surface Mine and the No. 12 South A underground mine. The timing of No. 16 Mine is currently under review. The open pit mines will all be developed with similar operating techniques, mining equipment, process plant and other shared facilities. Upon completion of the No. 7 Mine the underground equipment will be transferred to the No. 12 South A.

AMEC has reviewed the existing plans and previous reports and has updated the financial analysis based on current conditions.

As of April 1, 2007 The No. 12 South B2 pit activity consists of drawing down the existing inventory of coal which was stockpiled in 2006. Further mining activities are scheduled to recommence in 2007 based on a typical truck shovel operation. A hydraulic shovel (21 m^3) will be utilized as the primary loading unit. The waste will be hauled in large rear dump trucks (170 tonne capacity) to nearby waste dumps. A diesel hydraulic blasthole drill (311 mm) will be used for the bulk of production drilling. The other support equipment planned to be in use includes;

- tracked dozers for coal cleaning, shovel support, as well as road and waste dump construction and maintenance;

- road graders for haul road construction and maintenance;
- 19 m^3 front-end loader for coal loading and shovel backup
- backhoes for coal cleaning and recovery, and ditching for water control;
- miscellaneous equipment for construction, dust suppression, and maintenance;
- portable lighting for pits and dumps; and
- pumps for in-pit water control.

The mine design parameters shown in Table 19-1 are based on previous operating experience and the most recent geotechnical investigations: *KEH and Associates Ltd. Site Report dated, June 16, 2006.*

The parameters are listed in the following table:

NO. 12 SOUTH B2 MINE DESIGN PARAMETERS

Design Element	Parameter	Specification
Highwall (parallel to strike)	Rock overall slope angle	51-54º
	Rock bench face slope angle	67-70º
	Rock single bench height	10 m (33 ft)
	Rock berm interval	20 m (66 ft)
	Rock berm width	6-7m
	Overburden slope cut angle	37 to 45 º
	Overburden-bedrock interface berm width	11-18m
Endwall (perpendicular to strike)	Rock overall slope angle	54º
	Rock bench face slope angle	67-70º
	Rock single bench height	10 m (33 ft)
	Rock berm interval	20 m (66 ft)
	Rock berm width	6-7m
Footwall	Overall slope angle	Variable, depending on bedding dip.
	Berm interval	10 m
	Berm Width	variable
Waste dump	Slope angle	37º
	Reclaimed slope angle	27º
	Swell factor	25%
Material characteristics	Rock density	2.6 t/m^3
	Overburden density	1.9 t/m^3
	Seam 4 coal density	1.42 t/m^3
	Other seam coal density	1.45 t/m^3

Source - Long Range Mine Plan Technical Report, Section 5.2 Mine Planning, p. 5-2, Grande Cache Coal, July 2002 (Modified to 10 meter benches) plus incorporating KEH and Associates June 16th 2006 report.

The operational considerations for both the highwall and footwall currently being undertaken by GCC for No. 12 South B2 Mine includes;

- the stability of the highwall slope will likely be controlled by the orientation, spacing and strength of discontinuities. Small scale failures due to small wedge failures, plane failures, rock falls and ravelling are not expected to create problems for operational safety.
- the footwall may require the installation of rock anchors. To date this has occurred in 3.5 m x 5 m x 8 m long patterns in specific areas. A localized rock slide occurred on July 11, 2006. The investigation of this and remedial

recommendations are described in the August 9, 2006 memo; *12SB2 Pit – Bolted Footwall Slide Investigation, KEH and Associates Ltd.* As a result daylight mining and more stringent monitoring are recommended around this area.

- controlled blasting using pre-shear to minimize back break
- groundwater depressurization using horizontal drain holes (20 m spacing, drilled approximately 15 m in length in order to intersect the strata behind 3 seam).
- monitoring program that will include geological mapping, installation of prisms or survey targets and visual inspection of the bench faces and crests.

Operating parameters for the future open pit mines will generally be similar to No. 12 South B2 Mine with allowances for location, coal stratigraphy and structure, and geotechnical conditions.

Processing Description

ROM coal is delivered by truck from the underground Portal at No. 7 Mine and the coal stockpile at No. 12 South B2 Mine to a ROM coal stockpile. After removal of the oversize material in the breaker, the plant feed coal is conveyed to the raw coal silo. Initial cleaning of the coarse coal takes place in heavy media cyclones using finely ground magnetite in water as the dense medium. Fine coal is cleaned in froth flotation circuits. The coal is dewatered in centrifuges or on disc filters before being dried in a fluidized bed dryer. The clean coal is transferred to a clean coal stockpile for loading on to rail cars. Tailings are thickened and pumped to one of the active tailings ponds. Coarse refuse is utilized for construction projects or hauled to a long term storage area at Flood Creek.

Markets

The principal product from GCC is hard coking coal. Metallurgical coal is a term used to describe coal products suitable for making steel in the integrated steel mill process. There are three main categories of metallurgical coal: hard coking coal that forms high-strength coke; semi-soft coking coal that produces coke of lesser quality; and PCI coal that is used primarily for its heat value and is not typically considered a coking coal. Semi-soft and PCI coals have lower sales values compared to hard coking coal due to the relative availability of these products.

The principal market for Grande Cache's hard coking coal is the seaborne hard coking coal market. GCC has signed contracts and completed negotiations for hard coking

coal and PCI coal sales on approximately 1.4 million clean tonnes for the coal year commencing April 1, 2007. Contracts are generally renewed on an annual basis with final tonnage and price commitments for the coal year defined annually.

GCC has also signed a contract with Canadian National Railway for the transport of coal to terminals on the Great Lakes and the west coast. Price and car commitment is open to negotiation on an annual basis. Contracts with shipping ports are in place with West Shore Terminals located at Robert Banks near Vancouver, B.C. and, with Thunder Bay Terminals on Lake Superior in Ontario

Operating and Capital Costs

Mine operating costs were estimated using recently quoted data from manufacturers, and operating experience gained by the onsite contractor during 2005 - 2006. GCC has obtained several quotes for new and used equipment and these were utilized whenever possible, although price and availability can fluctuate with demand. Total surface mining costs F.O.B. port are estimated to be at an average of $67.00 per tonne of clean coal. Underground mining costs F.O.B. port are estimated to be $70.00 per tonne of clean coal.

The capital expenditures, both initial and sustaining for the No. 12 Mine South B2 and No. 8 Mine are estimated at $70 million. Capital expenditures for the underground mines are estimated at $38 Million

The project base case shows a NPV at a 10% discount rate of $13.6 million. The sensitivity analysis is shown in the figure below. The project is most sensitive to selling price in $US and exchange rate ($CAN/$US) both of which affect the selling price in $CAN. The project appears far less sensitive to changes in operating costs and initial capital requirements.

Risk Statement

The financial results presented in this report represent a forward looking information regarding future projections of mining operations and resulting cash flows. GCC, their Shareholders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves a number of assumptions, known and unknown risks and uncertainties, that could cause actual results to differ materially from those forecast. These risks include, but are not limited to the future price of coal, rail freight rates and availability of coal cars to transport the coal to port. There may be inflation of input costs such as diesel, steel, and labour as well as mining equipment. The high activity in the mining industry

and other industries that rely on large earth moving equipment may cause delays in delivery of mining equipment. There can be delays in obtaining or renewing mining permits. Concerns over greenhouse gas emissions and compliance with Kyoto protocol may place additional costs on a coal mining operation or negatively impact the market for coal.

Sensitivity and Mine Life

TABLE 1-5 SENSITIVITY ANALYSIS


Sensitivity Analysis
Change in NPV at (10%)
350.0
250.0
150.0
50.0
-50.0
-150.0
-250.0
NPV at 10% ($CAN x million)
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Percent Change
Site Operating Costs
Initial Capital
FX Rate ($CAN/$US)
Sales Price $US

	NPV at 10% ($M)				
	-20%	-10%	0.0	10%	20%
Site Operating Costs	127.9	70.6	13.6	-44.0	-101.2
Initial Capital	31.9	22.6	13.6	4.1	-5.2
FX Rate ($CAN/$US)	266.1	125.7	13.6	-78.6	-155.2
Sales Price $US	-188.9	-87.8	13.6	114.4	215.6

The mine life for the combined open pit area as currently scheduled is approximately 10 years. This does not include all of the 8 Mine reserves or No. 16 Mine, starting in 2008 and ending 2017. Only proven and probable reserves are included in the assumed mine life.

2 INTRODUCTION AND TERMS OF REFERENCE

Grande Cache Coal Corp. (GCC) requested that AMEC Americas Limited (AMEC) complete an Independent Qualified Person's Review and Technical Report that covers the following mine areas: No. 7 Mine, No. 8 Mine, No.12 South B2 Mine, No. 12 South A deposit, No. 12 North deposit and No. 16 Mine Area.

The work entailed estimating coal resources in conformance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI43-101). It also involved the preparation of a Technical Report as defined in NI43-101 and in compliance with Form 43-101F1 ("Technical Reports"). The work represents a material change from the last disclosure on these deposits in two Technical Reports dated June 2006 with the addition of resources in the No. 8 Mine area and No. 12 Mine South A area. Ross Griffiths, P.Eng, Principal Geologist, an employee of AMEC, is the Qualified Person responsible for preparing the 2007 Technical Report.

Information and data for the independent review were obtained from GCC personnel in Calgary, Alberta, from the mine site in Grande Cache, Alberta and from the report entitled "Technical Report for the No. 7 Mine Prepared for Grande Cache Coal Corporation", dated June 2006 and prepared by Weir International, Inc.

Pertinent geological and mine planning data were reviewed in sufficient detail to prepare this document. Ross Griffiths, P.Eng., Principal Geologist., and Colin Weber, P.Eng. Principal Engineer, directed the mineral resource estimation work and review of the geological and engineering data. Both contributors visited the mine and project site on the 8th and 9th of May, 2007.

3 RELIANCE ON OTHER EXPERTS

AMEC's review of the GCC mining project relied on information supplied by GCC personnel and the following previous technical reports prepared by others:

> Technical Report for the No. 7 Mine Prepared for Grande Cache Coal Corporation June 2006, prepared by Weir International, Inc.

AMEC used information from this report with the permission of the who is a Qualified Person under the definition provided in NI43-101.

4 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The GCC mine and process facilities are located within GCC's coal mining lease blocks in the Grande Cache area of West Central Alberta (Figure 4-1). The mining areas are approximately 20 km north of the town of Grande Cache. in the Municipal District of Greenview

The No. 7 mine, located on the No. 7 Lease, is within Townships 57 and 58, Ranges 8 and 9, west of the 6th Meridian covering sections 31, 36, 1 and 6 in those two townships.

The No. 8 Lease, which includes the No. 8 Mine Area covers portions of Sections 16 - 19, Township 58, Range 8, West of the 6th Meridian. This lease is located in an area of rugged topography on the top and sides of the ridge between the Smoky River and Sheep Creek valleys. It lies between 120 and 550 m above the Sheep Creek valley floor.

No. 12 Mine is located approximately 6.4 km west of the No. 8 Mine and consists of the No. 12 Mine South B2 pit and South A underground resource as well as the No.12 Mine North. They cover portions of sections 17, 19, 20, 30, Township 58, Range 9 and sections 24, 25, 26, 35, 36, Township 58, Range 10, West of the 6th Meridian.

No. 16 Mine is located northeast and north of the No.12 Mine area. The No. 16 Mine East includes the 16 E1 design pit and 16 E2 design pit which cover portion of sections 29, 30, 31, Township 58, Range 9, and sections 36 Township 58, Range 10, West of the 6th Meridian. The No. 16 Mine West covers portion of sections 1, 11, 10 Township 59, Range 10, West of the 6th Meridian.

4.2 Surface and Mineral Tenure

In Alberta, coal tenure is held through mineral leases granted by the province. Surface mining rights are also granted by the province first through a mine permit, followed by a mine licence. GCC currently has approximately 18,500 ha under coal lease.

The coal leases that contain the resources for this report are summarized in Table 4-1 below


ALBERTA
High Level
Fort McMurray
Peace River
Grande Prairie
Grande Cache
Coal Corporation
Athabasca
Bonnyville
Whitecourt
Barrhead
Grande Cache
Edson
EDMONTON
Lloydminster
Hinton
Drayton Valley
Camrose
Jasper
Wetaskiwin
Red Deer
Rocky Mountain House
Drumheller
Banff
CALGARY
Canmore
Brooks
Medicine Hat
Lethbridge

FIGURE 4-1 GENERAL LOCATION MAP OF MINE

TABLE 4-1: SUMMARY OF COAL LEASE TENURE AT GCC

Mine Area	*Lease Number*	*Area (ha)*	*Date Recorded*
No. 7 Mine	1300090001	608	Sept. 6, 2000
No. 8 Mine	1300090002 1304020416	496 1744	Sept. 6. 2000 Feb 2, 2004
No. 8 Mine East	1306020563	64	Feb. 17, 2006
No. 12 Mine North	1306020565	2736	Feb. 17, 2006
No. 12 Mine South	1303010775	224	Jan. 31, 2003
No. 16 Mine	1304020419	2756	Feb. 2, 2004

The leases and permits are outlined on FIGURE 4-2 and FIGURE 4-3.

Coal leases are granted by the Provincial Government of Alberta for a period of 15 years and are renewable. Leases are granted with the following conditions:

- Payment of a royalty
- Compliance with laws
  - Mines and Minerals Act
  - Coal Conservation Act
- Indemnification of Lessor
- Lost coal provision
- Agreement not to mine, without consent, under any bridge, railway, pipeline, public road or highway
- Special provisions of the GCC lease include:
  - Cannot transfer lease without consent
  - Compliance with a plan for mining coal from the lease
  - Compliance with milestones
  - Renewal predicated on attaining milestones

GCC operates under EUB Permit C2003-1 issued in January 2003 and amended Permit C2003-1A. This permit, which encompasses 576 ha, more or less, covers the area over the mineral leases that are utilized for the mining activities and the supporting infrastructure.


1304020418
1304020419
No. 16 Mine Lease
1304020585
No. 12 North
Beaverdam Road
SHEEP CREEK ACCESS ROAD
No. 8 Mine
1304020584
1304020417
1308080742
1308080002
1304081006
GCC Plant
1304020416
C.N.R.
Tailings Ponds
1308080001
No. 7 Mine
1308080741
No. 1 Mine
1308080740
Beaverdam Road
N
This Document was prepared exclusively for Grande Cache Coal by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Grande Cache Coal only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROJECT PHASE
COORDINATE SYSTEM
PROJECT NO.
155814
SCALE
1" = 2504'
Grande Cache Coal Corporation
AREA
SUBJECT
Lease Areas
amec
CLIENT DWG. NO.
Source: Grande Cache Coal
DRAWING NO.
REV.
REV
YY/MM/DD
REVISION
DRN
DSN
CHK
APP
REF
NUMBER
REFERENCE TITLE

FIGURE 4-2 LOCATION OF GCC COAL LEASES


Beaverdam Road
SHEEP CREEK ACCESS ROAD
No. 8 Mine
C.N.R.
Beaverdam Road
No 1 Mine
No. 16 Mine Lease
No. 12 North
1304020416
1306080742
1306080741
1306080740
1300080002
1304020417
1304020584
1304020585
1304081006
PROJECT PHASE
COORDINATE SYSTEM
PROJECT NO.
155814
SCALE
1" = 2504'
AREA
SUBJECT
Mining Permit Areas
amec
CLIENT DWG NO.
Source: Grande Cache Coal
DRAWING NO.
REV.
1 07/05/25 Lease Updates
REV YY/MM/DD REVISION DRN DSN CHK APP APP APP APP REF NUMBER REFERENCE TITLE

FIGURE 4-3 LOCATION OF GCC MINE PERMIT

5 ACCESSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access and Infrastructure

Provincial Highway 40 is a paved, two-lane road that connects the project area with the local town of Grande Cache, (pop. 4,500). Highway 40 connects Grande Cache with the city of Grande Prairie (pop. 47,000) 185 km to the north and the town of Hinton (pop. 10,000) 145 km to the southeast. The Project area is served by an existing branch line of Canadian National Railway (CNR). This line connects with the main east-west line of CNR, allowing access to the major coal export terminals in British Columbia, or to the Great Lakes.

Existing infrastructure at the mine consists of coal processing, coal loading, rail, waste storage and office facilities. Adjacent to the GCC facilities is the H. R. Milner coal fired generating station owned by Milner Power Inc. (a subsidiary of Maxim Power Corp.).

5.2 Topography and Climate

The operations area is located in the eastern foothills of the Rocky Mountains. Folding and faulting have resulted in a general trend of northwest-southeast elongated ridges, which are cut by rivers and streams generally flowing in a north-easterly direction. Elevations range from 1050 m in the Sheep Creek valley floor to over 2000 m in No. 12 Mine North Area. The area is forested land categorized as subalpine, serving general watershed, recreational and wildlife habitat uses. Approximately one-quarter of the project area is above the elevation of the tree line. It is an area of rugged topography ranging between 120 and 550 m above the local valley floor.

The climate is characterized by relatively long cold winters and moderate to warm summers. Average annual summer and winter temperatures are approximately 10° C and minus 15° C, respectively. Frost can occur throughout the year and the snow pack often persists from late October to May at higher elevations. Precipitation ranges between 800 to 1,100 mm annually.

6 HISTORY

The following historical overview of mining in the Grande Cache area was provided by GCC.

McIntyre Mines Ltd. began operations in the Smoky River Coalfield in 1969. The planned production rate was two million clean tonnes annually. In 1985, Dome Mines (Dome) purchased McIntyre and established Smoky River Coal Limited (SRCL) as an operating company. In March 1987, a private Canadian-controlled corporation owned by Kaieteur Investments Inc., an Alberta corporation, and Dong Jin Commercial Inc., a commodity trading company based in Korea, purchased SRCL from Dome. The McIntyre and SRCL operations in the Grande Cache area employed approximately 400 people, although the number of employees was as high as 1,200. Most of the mine employees lived in Grande Cache.

Annual coal production from surface and underground mines operated by SRCL during the period 1969 to 2000 ranged up to more than 3 Mt and total metallurgical coal exports over this period exceeded 50 Mt. SRCL produced the following metallurgical coal products:

- Smoky River Premium 7(PR7) – A prime quality, low-ash, low-volatile, hard coking coal, with an ash content of 7%.
- Smoky River Standard (SRS) – A high quality, soft-coking coal, with an ash content of 9.5%, used in coke oven blends or as an injection coal.

SRCL established a customer base of approximately twelve companies in eight countries on four continents.

On March 31, 2000, SRCL was placed into receivership by a group of secured lenders. This culminated a two-year period of operations under Corporate Creditor Arrangement Act. The receivership resulted from depressed market conditions and an investment in longwall mining technology, a change from SRCL's traditional room and pillar underground mine operations. SRCL commenced longwall mining in the No. 9G-10 Seam Mine in 1996. Longwall mining proved to be unsuitable for the location.

In 2000, the last year of operation, SRCL operated under:

- The Environmental Protection and Enhancement Act (EPEA) Approval No. 11929-01-01
- Alberta Environmental and Utilities Board (EUB) Mine Permit No. 1765 for the No. 5B-4 Underground Mine and No. 1774 for the No. 12 Surface Mine

The SRCL mine permit and coal leases represented a major portion of the Smoky River Coalfield. The coal leases covered approximately 37,475 ha in area.

GCC was incorporated in 2000 as a private Alberta corporation to reactivate coal mining and processing in the Grande Cache area on selected coal leases No. 1300090001 (No. 7 Lease) and 1300090002 (No. 8 Lease) issued by Alberta Energy on September 6, 2000. GCC was granted additional leases in 2003 and 2004, which, together with No. 7 and No. 8 Leases, provided the basis for a longer term mine project.

GCC received Permit No. C 2003-1 from Alberta Energy and Utilities Board (EUB) on January 31, 2003, covering the areas of activity for the Grande Cache Coal Project including the No. 7 Mine, haul road, coal processing plant and related infrastructure. On May 6, 2003, the EUB issued to Grande Cache Coal, Permit No. C 2003-1A, which addressed the No. 12 Mine South B2 Phase 1 mine area, the No. 7 Mine area, and coal handling infrastructure into one common permit area. GCC also received approval C85-1A from the EUB to resume operations of the coal processing plant.

On May 13, 2003, the EUB granted GCC's application for transfer of Licence No. C 98-8 and Licence C 98-9 to operate the No. 12 Mine South B2 Pit Area as an open pit mine site in the Grande Cache area. Subsequently mining at the No. 12 South B2 Mine commenced in August 2004 with raw coal being trucked to the processing plant the same month. First rail shipments to Westshore Terminal's, Roberts Bank port facility near Vancouver, British Columbia occurred in October 2004. Mining at the No. 7 underground mine commenced in November 2004.

On February 17, 2006, GCC received coal lease 1306020565 covering the No. 12 Mine North area, and coal lease 1306020563 that covers the No. 8 Mine East extension.

7 GEOLOGICAL SETTING

7.1 Regional Geology

The Inner Foothills of the Rocky Mountains near Grande Cache are characterized by exposures of Upper Jurassic and Cretaceous clastic rocks of both marine and non-marine origin. Stratigraphic units that outcrop in the vicinity of the GCC coal leases are predominately from the Nikanassin Formation and the Luscar Group. The Fort St. John Group, which overlies the Luscar Group, is present in the northern and eastern parts of the Project area.

The general stratigraphic sequence in the Grande Cache project area is outlined in the following paragraphs.

The Nikanassin Formation, of Late Jurassic to Early Cretaceous age, is the oldest stratigraphic unit exposed. The Nikanassin Formation consists of more than 400 m of interbedded sandstone, shale and minor coal seams. The lower part of the Nikanassin Formation is marine in origin.

Disconformably overlying the Nikanassin is the Lower Cretaceous Cadomin Formation. This is the oldest formation in the Luscar Group. The Cadomin Formation consists of 30 to 40 m of pebble conglomerate and sandstone lenses. It is very resistant to weathering and forms prominent ridges, which make excellent stratigraphic markers throughout the Inner Foothills.

The Gladstone Formation, which lies on top of the Cadomin Formation, is made up of 100 m of interbedded sandstone, siltstone, shale and minor coal seams. Two coal seams (1 and 2 Seams) are present in the Gladstone Formation over parts of the Project area, most notably in the No. 7 and No. 8 Mine areas.

Overlying the Gladstone Formation is the Moosebar Formation, which consists of 60 m of dark grey marine shale. The shale is interbedded with siltstone in the upper part of the Moosebar Formation over most of the Project area.

Above the Moosebar Formation is the Gates Formation, which is the uppermost unit of the Luscar Group and, the formation that contains the coal seams of economic interest. The contact with the underlying Moosebar Formation is gradational. The Gates Formation consists of 320 m of sandstone, shale and coal and is subdivided into three members:


UPPER CRETACEOUS
LOWER CRETACEOUS
JURASSIC
FORT ST. JOHN GROUP
LUSCAR GROUP
GATES FORMATION
DUNVEGAN FORMATION
SHAFTESBURY FORMATION
MOUNTAIN PARK MEMBER
GRANDE CACHE MEMBER
TORRENS MEMBER
MOOSEBAR FORMATION
GLADSTONE FORMATION
CADOMIN FORMATION
NIKANASSIN FORMATION
COAL MEASURES OF INTEREST
Seam 11
Seam 10
Seam 8
Seam 7
Seam 6
Seam 5
Seam 4
Seam 3
LITHOLOGY
COAL
HIGH ASH COAL
CARBONACEOUS SHALE
SHALE
SILTSTONE
SANDSTONE

FIGURE 7-1 GENERAL GEOLOGIC SECTION FOR GRANDE CACHE COAL FIELD

- The Torrens Member is the lowermost member of the Gates Formation and is a marine sandstone and siltstone sequence approximately 30 m in thickness. The Torrens Member is distinctive due to its weathering resistant nature and blue-grey colour. Throughout the operations area, there is an abrupt contact to the overlying 3 Seam, the lowermost unit of the Grande Cache Member.
- Overlying the Torrens Member is the Grande Cache Member, the middle member of the Gates Formation. Interbedded sandstone, siltstone, coal and mudstone units make up the 150 m thickness of the Grande Cache Member. Eight coal seams (3 Seam through 8 Seam and, 10 Seam and 11 Seam) are present, with 4, 10, and 11 Seams being the dominant targets for mining at No. 8 Mine. Seams 3 through 8 are the targets at the No. 12 and No. 16 Mine areas.
- The Mountain Park Member is the uppermost member of the Gates Formation, and consists of 150 to 180 m of non-marine fine sandstone and siltstone. Some coal seams are present in the Mountain Park Member, although they are not laterally continuous across the area.

Above the Gates Formation, the recessive weathering shales of the Shaftesbury Formation make up the uppermost unit that outcrops across most of the area. The Shaftesbury Formation is primarily shale, 160 m in thickness, and is the lowermost formation in the Fort St. John Group. In the northern and eastern part of the area, the marine Dunvegan and Kaskapau Formations overlie the Shaftesbury. The Dunvegan Formation consists of approximately 50 m of interbedded sandstone and shale. The Kaskapau Formation consists of shale greater than 100 m in thickness.

7.2 Structural Geology

The Smoky River Coalfield is deformed by tectonic events of the Laramide Orogeny which created the Rocky Mountains 60 million years ago. The rock strata are complexly folded and cut by numerous thrust faults. Structural shortening is estimated to be one-third.

Typical structures consist of a series of northeast verging thrust sheets bound by major faults with displacements varying from several hundred to several thousand m. The strata contained within the thrust sheets are commonly folded and cut by subsidiary faults with displacements in the order of 10 to 100 m. These thrust faults have folds produced by associated fault plane drag.

Surface traces of these complex folds and thrust faults trend northwest-southeast. The majority of the faults are southwest-dipping thrusts, displaying ramps that cut up stratigraphic section and flats that are parallel to bedding. From southwest to northeast there are four major thrust sheets in the area.

- Cowlick Thrust
- Syncline Hills Thrust
- Mason Thrust
- Muskeg Thrust

Asymmetric folds with relatively long, straight limbs and short, narrow hinge zones are commonly found throughout the Smoky River Coalfield. The folds generally have chevron or box shapes and maintain their profile over distances of up to two kilometres along the trend. These folds are conical at their tapering ends. Amplitude of the large folds is of the order of 200 m to 1,000 m. Parasitic folds on the limbs of the major anticlines and synclines are common.

Major folds from southwest to northeast are as follows:

- Sterne Creek Anticline
- Two Camp Creek Anticline
- Syncline Hills Syncline
- Westridge Anticline
- McEvoy Anticline
- Winder Syncline
- Barrett Anticline
- Muskeg Anticline.

7.2.1 No. 7 Mine Structure

The northeast and southwest boundaries of the No. 7 Mine lease are marked by surface traces of two north-easterly verging thrust faults:

- Cowlick Thrust Fault to the southwest
- Syncline Hills Thrust Fault to the northeast

The major structural feature with the No. 7 Mine lease is the Campbell Flats Anticlinorium, which consists of a box fold with the following smaller anticlines on the corners of the structure:

- Sterne Creek Anticline to the southwest
- Two Camp Creek Anticline to the northeast

Between these two anticlines is the relatively flat-bottomed Campbell Flats Syncline, with dips of 0° to 10° and a maximum width of 800 m. The width of the Campbell Flats Syncline decreases to the northwest and is 200 m where 4 Seam subcrops above Sheep Creek. The strike length of the Campbell Flats Syncline within the No. 7 Mine lease is 3,300 m, gently plunging to the northwest. Mining of 4 Seam is limited by seam subcrop to the east, west and northwest. To the north and south it is bounded by thrust faults and /or steep dips. Typical cross section is shown in Figure 7-3.

7.2.2 No. 8 Mine Structure

Structurally, the No. 8 Mine Area is bounded to the southwest and northeast by two major northeast verging faults: Syncline Hills Thrust Fault to the southwest and Mason Thrust Fault to the northeast. Mining is limited to the north by a previous surface mine open pit, to the east by the outcrop of 4 Seam, and to the west and south by high strip ratios.

Within the No. 8 Mine Area, folding is the dominant mode of shortening, resulting in northeast-southwest anticline/syncline pairs. The folds range in style from tight chevron to open parallel folds. The wavelength of the major folds is between 275 and 1,500 m with corresponding amplitudes of 185 m and 490 m. The anticlines are asymmetric with longer southwesterly limbs. The limbs of the synclines have dips of 30° to 80° (average 55°) on the northeast limbs and 40° to 80° (average 70°) on the southwest limbs. The fold hinges plunge to the northwest at 11°. The proposed No. 8 Mine is in the northeastern most syncline, known as the Westridge North Syncline. The orientation of the seams and structural nature of the area can be seen on the cross sections shown in FIGURE 7-4.

7.2.3 No. 12 Mine Structure

The No. 12 Mine South is contained in the Syncline Hills Thrust Sheet and lies on the south limb of the Two Camp Creek Anticline. The Two Camp Creek Anticline is a regional structure with a fold axis trending southwest/northeast for 10 km on either side of the mine area. In the No. 12 Mine South, the fold axis has a plunge of about 5° towards 269° azimuth. The amplitude of the Two Camp Creek Anticline is approximately 800 m.

The seams are folded into two syncline-anticline pairs. These are parasitic folds on the south limb of the Two Camp Creek Anticline. The B2 Extension Pit is situated in strata of the southern syncline, with pit bottom following the axes of the folds. The axis of the southern syncline has a trend and plunge of approximately 85° and 5°, respectively, within the area.

The footwall dips range from horizontal to over-turned in the B2 Pit Area. Dips up to 65° are present in the western portion of the pit in the south limb of the south syncline. They increase to near 80° in the vicinity of the pit bottom along the south limb of the anticline in the central part of the pit. In the eastern part of the pit the footwall strata are overturned. Most strata dip at less than 15° within northern highwall part of the pit area, as shown on the cross-section (FIGURE 7-5). Coal seams generally retain their normal stratigraphic thickness throughout most of the mine area, except where thickened pods of coal occur in the hinge area of the south syncline.

A number of thrust faults have been identified within the B2 Extension Pit. The two major thrusts are interpreted as north verging. The first fault is a steeply dipping fault, while the second fault is a shallow dipping. Structures have throws of 2 m to 20 m.

7.2.4 No. 16 Mine Structure

Within the No. 16 Mine the structure parallels that in the No. 12 Mine area, but is separated by the Two Camp Creek Anticline. The coal measures of the Grande Cache Member are eroded from the top of this anticline. The No. 16 Mine area lies on the northeast limb of the Two Camp Creek Anticline. To the southeast of the No. 16 Mine, SRCL mined out the coal from the northeast limb of the Two Camp Creek Anticline in areas known as No. 12 East Mine and No. 12 West Mine.

The No. 16 Mine is divided in two by a northeast drainage which joins Beaverdam Creek. Southeast of the drainage is No. 16 Mine East and northwest of the drainage is the No. 16 Mine West.

In the No. 16 Mine East, the dip of the northeast limb of the Two Camp Creek Anticline ranges from 35° to 60°. The slope of topography closely follows the dip of the bedding, resulting in a dip slope mining configuration. The local structure is a relatively simple monocline. The coal measures are truncated at depth by the Syncline Hills Thrust Fault, which marks the northeast boundary of No. 16 Mine East.

An exception to the monocline structure is found in the southeast part of No. 16 Mine East. The strata are folded into a syncline down dip. In the hinge area of this syncline the typical structural thickening of the coal seams is found. FIGURE 7-2 shows the location and outline of the proposed No. 16 Mine East. FIGURE 7-7 illustrates a typical cross section view.


Syncline Hills Thrust
16 Mine
12 Mine
Two Camp Creek Anticline
No. 4 Seam Subcrop
Cowlick Thrust
8 Mine
Syncline Hills Thrust
7 Mine
No. 4 Seam Subcrop
No. 10 Seam Subcrop
Sterne Creek Anticline
No. 10 Seam Subcrop
N
LEGEND
Coal Lease Boundary
Topographic Contour
River
Fault truncating coal measures
No. 4 Seam Subcrop
No. 7 Seam Subcrop
No. 10 Seam Subcrop
Syncline
Anticline
Cross Section Location
Surface Mines
Underground Mine
Future Mine
REV YY/MM/DD REVISION DRN DSN CHK APP APP APP APP REF NUMBER REFERENCE TITLE
PROJECT PHASE
COORDINATE SYSTEM
PROJECT NO 155814
SCALE 1" = 2540'
BY YY/MM/DD
CHK. DSN. DRN.
AREA
SUBJECT
Property Geology
amec
CLIENT DWG. NO.
Source: Grande Cache Coal
DRAWING NO.
REV

FIGURE 7-2 PROPERTY SUBCROP GEOLOGY


LEGEND
Seam 4
Seam 5
Seam 6
Seam 7
Topography
amec
GRANDE CACHE COAL PROJECT

FIGURE 7-3 TYPICAL CROSS SECTION NO. 7 MINE


LEGEND
Seam 4
Seam 10
Seam 11
Topography
amec
GRANDE CACHE COAL PROJECT

FIGURE 7-4 TYPICAL CROSS SECTION NO. 8 MINE


LEGEND
Seam 2
Seam 4
Seam 5
Seam 6
Seam 7
Seam 8
Topography
amec
GRANDE CACHE COAL PROJECT

FIGURE 7-5 TYPICAL CROSS SECTION NO. 12 MINE SOUTH B2


LEGEND
Seam 3
Seam 4
Seam 5
Seam 6
Seam 7
Seam 8
Topography
amec
AREA
GRANDE CACHE COAL PROJECT

FIGURE 7-6 TYPICAL CROSS SECTION NO.12 MINE SOUTH A


amec

FIGURE 7-7 NO. 16 MINE SECTION 49200 EAST


amec

FIGURE 7-8 NO. 12 MINE NORTH SECTION 46000 EAST

8 DEPOSIT TYPES

Coal resource and reserve delineation as outlined in Geological Survey of Canada, Paper 88-21, (GSC 88-21) start with the classification of the coal deposit by geology type. The geology type is the basis upon which resources and reserves can be further classified into assurance categories.

The Geology Type segregates coal fields by the complexity of the seam geometry. This complexity can be a result of activity at the time the coal seam were deposited or, related to tectonic activity post deposition. For coalfields the classes of geology type are:

1) Low,
2) Moderate,
3) Complex
4) Severe.

The Geology Type for the No. 7 Mine and No.12 Mine South A is the Moderate classification. The GSC 88-21 description of moderate includes:

"...homoclines or broad open folds (wavelength greater than 1.5 km) with bedding inclinations of generally less than 30°."

The Geology Type for the No. 8 Mine, No. 12 Mine North and South B2 and, No. 16 Mine is the Complex classification. The GSC 88-21 description of complex includes:

"....high levels of tectonic deformation. Tight folds, some with steeply inclined or overturned limbs, ...and offsets by faults are common. Individual fault bounded plates... generally retain normal stratigraphic sequences...".

This description is appropriate to all three mine areas. In fact, GSC 88-21 refers to parts of the Smoky River Coalfield as type deposits for the complex geology class.

After classification into Geology Type, GSC 88-21 stipulates the resource/reserve be classified into Deposit Type. The four deposit types listed in the paper are:

- surface,
- underground,
- non-conventional and,
- sterilized

No. 7 Mine and No 12 South A are classified as Underground Deposit Type. No. 8 Mine, No. 12 Mine North and South B2, and No. 16 Mine are classified as a Surface

Deposit Type. Tectonic activity has brought parts of the coal seams to surface to yield a shallow depth of cover. This overburden material and coal seams are removable by typical surface mining equipment.

9 MINERALIZATION

For Coal deposits, this section will discuss the seam stratigraphy, (the relationship of each seam in the deposit with respect to each other and the surface), as well as the development of each seam, (seam thickness and parting thicknesses). Coal quality is discussed in more detail in Section 16 Mineral Processing and Metallurgical Testing of this report.

9.1 No.7 Mine

Although most of the seams found across the property, Seams 3 through 8, 10 and 11 are found in the No. 7 Mine area, only two seams have significant thickness and coal quality to be considered mineable.

9.1.1 4 Seam

4 Seam in the No. 7 Lease ranges in thickness from 0.7 to 5.7 m and averages 4.3 m. The ash is highest (15%) in the upper quarter of the seam. The lower three-quarters of the seam is lower in ash (9%). The roof consists of approximately 1.0 metre of carbonaceous shale overlain by thick, bedded to massive, silty sandstone and siltstone. The carbonaceous shale thickens to the west.

9.1.2 10 Seam

10 Seam averages 1.7 m thick.

9.2 No. 8 Mine

Within the No. 8 Mine Area there are eight coal seams. Three seams, 4, 10 and 11 Seam, are of economic interest. The other seams, 3 and 5 to 8 are generally too thin and of poor quality to be considered for resources.

9.2.1 4 Seam

4 Seam occurs approximately 20 m above the Torrens Member and varies in thickness and geometry along and across strike, but primarily across the strike. The coal seam thins along the limbs of folds and thickens through the hinges of folds. The tighter the fold, the greater is the thickening. 4 Seam thickness ranges from 4.9 to 7.6 m with an average of 5.8 m. In the structured hinge zones, the thickness of 4 Seam is up to 40 m. 4 Seam can be divided into an upper high ash zone and a lower low ash zone. A shaley horizon approximately 0.6 to 1.0 metre thick occurs 1.5 to 1.8 m above the

base of 4 Seam. 4 Seam has the largest areal extent of the three mineable seams and contains the majority of coal resources for the No. 8 Mine Area.

9.2.2 10 Seam

10 Seam occurs an average of approximately 100 m above 4 Seam. In the No. 8 Mine Area, 10 Seam consists of 1.2 m of very high ash coal (approximately 45%) above 2.2 m of low ash coal (approximately 11%). The average thickness of 10 Seam is 3.4 m. 10 Seam also varies in thickness across strike, although not as pronounced as for 4 Seam.

9.2.3 11 Seam

11 Seam occurs approximately 34 m above 10 Seam. The average thickness is approximately 2.5 m in the No. 8 Mine area. The areal extent available for mining is the least of the 3 economic seams.

9.3 No.12 Mine

In the No. 12 Mine South B2 Lease Area, the sequence includes Seams 3, 4, 5, 6 and 7/8.

9.3.1 3 Seam

3 Seam is located directly above the Torrens Member and is in turn overlain by a distinct fossiliferous "Clam Zone". Although 3 Seam maintains a thickness of only 1 metre throughout No.12 Mine South B2 Pit Area, it is used as an important stratigraphic marker.

9.3.2 4 Seam

4 Seam is the thickest seam in No. 12 Mine South, where it has an average thickness of 6.8 m. The average in-seam ash content is 10.6% (dry basis). There is a zone of higher ash (15% to 20%), that is 0.3 to 1.6 m thick, near the top of the seam. Typical in-seam ash values below this high ash zone range between 4% and 8%. Above the high ash zone, typical in-seam ash values range between 8% and 11%. The immediate roof and floor of 4 Seam is shale. A marker seam 0.3 to 0.5 m thick is located 1.0 m below the bottom of 4 Seam.

Drilling indicates that 4 Seam is located about 22 m above the Torrens Member.

9.3.3 5 Seam

5 Seam varies from 1.1 to 1.9 m, with an average thickness of 1.6 m in the No.12 Mine South B2 Pit Area. Its stratigraphic position averages 36 m above 4 seam. Geophysical logs indicate that a high ash band is often found in the lower half of the seam with other minor ash bands occasionally appearing at variable locations within it. In-seam ash content, estimated from four No. 12 Mine South B2 Pit Area cores drilled in 1992, is 11.2%. 5 Seam, as well as 6 and 7/8 Seams, has soft mudstone footwalls and hanging walls.

9.3.4 6 Seam

6 Seams ranges in thickness from 0.7 to 1.5 m. In the No.12 Mine South B2 Pit Area, the average thickness is 1.2 m. Seam 6 generally consists of a lower clean portion and an upper higher ash zone. The clean portion of the seam is generally 0.9 m thick and the higher ash zone is usually about 0.3 m thick. The average in-seam ash content of 6 Seam is estimated to be 16.8%. The interburden thickness between 5 and 6 Seam averages 5 m and consists of shale with some interbedded siltstone.

9.3.5 7/8 Seams

The interval from the top of 8 Seam to the bottom of 7 Seam averages 4.5 m. This interval generally consists of 0.6 m of 8 Seam and 3.3 m of 7 Seam separated by 0.6 m of carbonaceous mudstone. In-seam ash content of this entire interval is 22.1%. The lower half of 7 Seam typically contains a high ash zone 0.3 m thick. The interburden between 6 and 7 Seam averages 1.2 m thick and consists of carbonaceous mudstone and a 0.2 m thick coal marker seam.

9.4 No.16 Mine

In the No. 16 Mine Area, the coal seams that are of economic interest are Seams 4, 5, 6, 7 and 8. Combined coal thickness of these five seams is 14.4 m in No. 16 Mine East. Further exploration is required to develop plans for the No. 16 Mine West.

9.4.1 4 Seam

4 Seam occurs 22 m above the Torrens Member. 4 Seam is the thickest seam in the No. 16 Mine East. 4 Seam thickness ranges between 4.6 and 7.2 m. 4 Seam is generally characterized by an upper low ash zone, a middle medium ash zone and a lower low ash zone. These zones generally comprise 30%, 20% and 50% of the seam, respectively. All three zones are consistent in their geophysical log signature throughout the No. 16 Mine East. Directly overlying 4 Seam is approximately 3.0 m of

interbedded carbonaceous shale and siltstone. The strata below 4 Seam consists of 1.0 m of shale overlying a 1.0 to 1.5 m sandstone interval.

9.4.2 5 Seam

5 Seam has a consistent stratigraphic thickness of 1.5 to 1.9 m and occurs approximately 39.0 m above Seam 4. A shale parting between 0.2 and 0.3 m in thickness is typically encountered in the bottom of 5 Seam. The immediate roof and floor of 5 Seam are comprised primarily of shale.

9.4.3 6 Seam

The average thickness of 6 Seam is more variable than 5 Seam and ranges between 1.0 m to 2.0 m. 6 Seam occurs approximately 8.0 m above 5 Seam. 6 Seam consists of a lower low ash zone, and an upper, high-ash zone, and typically has a carbonaceous shale roof and floor.

9.4.4 7 Seam

The thickness of 7 Seam is between 1.8 and 3.3 m. 7 Seam contains a band of higher ash coal near the middle of the seam. The interval between 6 Seam and 7 Seam is approximately 1.7 m and consists of carbonaceous shale and coal partings. 7 Seam is overlain by 0.6 to 1.0 m of carbonaceous shale.

9.4.5 8 Seam

Seam 8 averages 1.7 m in thickness and occurs 0.4 to 2.2 m above Seam 7. Where the interburden is thinner it is very carbonaceous.

9.5 No.12 Mine North

In the No. 12 Mine North Lease Area, the seams of interest include 3 Seam through 8 Seam.

9.5.1 3 Seam

The thickness of 3 Seam averages between 1.3 and 1.4 m. As in No. 12 Mine South, the seam is located just above the basal Torrens Member. The seam ranges from less than 0.5 m in thickness to 4.7 m in thickness in structurally thickened zones

9.5.2 4 Seam

4 Seam is the thickest seam in No. 12 Mine North and averages 6.3 m in thickness. The seam reaches a maximum thickness of 28.3 m in a structurally thickened zone at 42820 grid east in drill hole 74-14. The seam thins out to non-mineable thicknesses in a few areas of No. 12 Mine North. 4 Seam is located about 30 m above 3 Seam.

9.5.3 5 Seam

5 Seam averages 1.6 m thick and ranges from less than 10 centimetres to 8.0 m in thickness. The seam is approximately 30 m above 4 Seam.

9.5.4 6 Seam

6 Seam also averages 1.6 m in thickness and ranges from <10 cm to as much as 6.5 m in areas where the coal has been structurally thickened. The interburden thickness between No. 5 Seam and No. 6 Seam averages 8 m.

9.5.5 7 Seam

7 Seam averages 3.8 m thick and ranges from less than 20 cm to more than 15 m in thickness. As was the case for 4 Seam, this occurs on section 42330E in a structurally thickened synclinal axis. The seam is located approximately 5 m above 6 Seam.

9.5.6 8 Seam

8 Seam is approximately 6.5 m above 7 Seam. It averages 0.90 m in thickness and ranges from < 10 centimetres to 6.6 m thick.

10 EXPLORATION

10.1 Regional Exploration

The information gathered on the coal resources of the Smoky River Coalfield by former mine operators used industry standard data acquisition techniques. Drilling was the most common method used to acquire data. Spacing of drill holes varied depending on structural complexity. Most areas evaluated for surface mining have been drilled to a close spacing as these are generally more structurally complex areas.

Since exploration drilling commenced in the Smoky River Coalfield in the late 1950s, a substantial exploration database has been created. This includes more than 3,300 drill holes of which approximately 1,700 are within the area proposed for mining by GCC.

In addition to the drill holes, a total of 79 adits have been driven across the Smoky River Coalfield to provide bulk samples for coal washability test work. Of these, 22 adits are located within areas proposed to be mined by the GCC. The bulk samples provide data for estimating coal processing yield and product quality by seam across the property.

10.2 Exploration at No. 7 Mine Area

Exploration at the No. 7 Mine consisted of mapping, adits and drill holes. Outcrop mapping in the No. 7 Mine area, conducted in the 1970s and 1980s, resulted in approximately 300 rock outcrops being logged for lithology and bedding orientation. A total of 3 adits were driven into the coal seam at No. 7 Mine. This was accompanied by 79 drill holes drilled between 1961 and 2001.

10.3 Exploration at No. 8 Mine Area

Exploration has been conducted periodically in the No. 8 Mine Area since 1961. The current No. 8 Mine plan is the logical completion of a coal resource that was mined in the original No. 8 Mine in the 1970s. The original No. 8 Mine area encompassed a number of underground and surface mines south of Sheep Creek that produced 16 Mt of coal from 4 and 10 Seam between 1969 and 1982.

The original No. 8 Mine, which overlaps with GCC's No. 8 Mine Area, started coal production in September 1971. The mine was reclaimed and about 45 ha were certified as fully reclaimed by Alberta Environment in 1990.

In addition to the drill hole data in the No. 8 Mine area, there is a substantial amount of information from mine maps of the original No. 8 Mine works from the 1970s,

especially regarding the structure of the coal seams. There are also many drill holes from the mined out area and from immediately adjacent areas that aid in the stratigraphic and coal quality interpretation.

Exploration was continued starting in 2004 with a major drilling program to better define the coal seams and bring more of the resource into the reserve classification. This is discussed in more detail Section 11 Drilling.

10.4 Exploration at No. 12 and No. 16 Mine Areas

McIntyre Mines began a concerted effort to explore for and develop coal in the northwest part of their coal holdings in 1970. With the assistance of aerial photographs, near surface coal exposures were uncovered through field mapping and bulldozer trenching. Trenches were mapped and sampled by company field geologists and consulting geologists. Some surface geophysical methods were attempted to better locate coal outcrops but they proved unsuccessful. Bulldozers were also used to expose surface structural features for improving structural control on the mapping sheets.

Mapping control and drill hole locations were obtained through a ground control survey. Base lines were established to parallel the major axis of the geological structure. All control points were determined and converted to the Alberta provincial grid coordinates.

Drilling consisted of a mix of reverse circulation rotary drilling and diamond core drilling. Holes were drilled vertically and at inclined angles in order to intersect the coal seams normal to the bedding. Cores were logged by geologists and coal seams were sampled. Many of the reverse circulation holes were also sampled for their coal cuttings. Most recently, drilling took place in 2006 in the 12 Mine South area.

Bulk samples and seam mapping information were taken from adits driven into the various coal seams.

11 DRILLING

All exploration drill holes, except those prior to 1970, have been geophysically logged with gamma, density, resistivity and hole deviation tools. Holes drilled since 1990 were also logged with dip-meter tools where hole conditions permitted. In addition, since 1990 selected holes have been logged with a sonic tool to assist in rock strength estimation. Cores of the coal seams and immediate roof sections were recovered from approximately 10% of the pre-2004 drill holes.

The information obtained on the resources of the Smoky River Coalfield by former mine operators used industry standard, or better, data acquisition techniques. Drill holes provide the majority of the data.

11.1 No. 7 Mine Drilling

Exploration within the No. 7 Mine area was conducted in five phases beginning in 1961.

The following summarizes the drilling within the No. 7 Mine permit area:

TABLE 11-1 SUMMARY OF ANNUAL DRILLING AT NO. 7 MINE

Year	Number of Drill Holes	Number of Holes Cored	Total Metres Drilled
1961	7	6	1366
1972	11	11	1789
1981	10	5	2087
1993	15	3	2069
1999	35	6	6449
2001	1	1	271
	79	32	14031

The 1961 exploration consisted of diamond core holes drilled by Columbian Iron Ore Company. The next phase, in 1972, consisted of 11 rotary drill holes drilled by McIntyre. In 1981 McIntyre completed a program of 10 rotary drill holes and three adits. In 1993 additional rotary drilling was conducted by SRCL adding 15 drill holes to the total. In 1999 SRCL completed 35 additional drill holes under the terms and conditions of Coal Exploration Program Approval No. 990002 (AEnv, August 1999). Norwest Mine Services, Ltd. drilled one test hole near the center of the No. 7 Mine as part of their feasibility study. Except for the 1961 drilling, all drill holes were geophysically logged for density, gamma and resistivity. The last two SRCL drilling programs also included wireline logging for other parameters, including sonic and dip-meter data. Hole locations are displayed on FIGURE 11-1.

11.2 No. 8 Mine Drilling

Drilling in the current No. 8 Mine Area began in the 1960s with the previous operators of the property. This has continued through to 2006 with the completion of the latest drilling program in the area.

In 2004, GCC undertook a major in fill drilling program on the No. 8 Mine Area. A total of 177 holes have been drilled, most penetrating to the basal sandstone below Seam 3. All were geophysically logged. Chip samples (drill cuttings) were logged on site and recorded. The major purpose of this program was to establish seam position and thickness. Therefore, conventional rotary drill rigs were selected as a more cost effective method to complete the drilling and obtain down hole geophysical logs. No samples were taken of the coal in this program. GCC continued drilling at No. 8 Mine Area in late 2005 and early 2006 with the goal of obtaining representative seam samples with core or reverse circulation drilling. The later method is the more common method of obtaining coal samples at other western Canadian coal operations.

Exploration drilling in the No. 8 Mine area is summarized on Table 11-2. The drill hole collars in the No. 8 Mine area can be found on the map in FIGURE 11-2

TABLE 11-2 SUMMARY OF ANNUAL DRILLING AT NO. 8 MINE

Year	Number of Holes Drilled	Number of Holes Cored	Total Metres
1961	2	0	206
1971	16	0	1,165
1972	30	19	2,054
1973	16	0	489
1982	11	0	1,066
1984	23	0	2,633
1985	24	9	1,628
1987	7	4	390
2004	39	0	5,822
2005	74	6	11,482
2006	64	2	10,534
Total	**306**	**38**	**37,469**

TABLE 11-3 EXPLORATION DRILLING FOR NO. 12 MINE SOUTH AREA

Year	Number of Holes Drilled	Number of Holes Cored	Total Metres
1971	10	4	1,489
1974	13	0	1,285
1975	8	8	803
1976	4	4	321
1993	13	12	114
1995	49	3	6,046
1996	70	1	7,345
1997	109	13	15,422
1998	66	0	8,694
2006	23	2	5,163
Total	**365**	**47**	**46,682**

TABLE 11-4: EXPLORATION DRILLING FOR NO. 16 MINE AREA

Summary of Annual drilling at No. 16 Mine Area			
Year	Number of Holes Drilled	Number of Holes Cored	Total Metres
1971	23	6	3,313.8
1997	49	5	4,787.5
1998	24	4	3,281.6
Total	**96**	**15**	**11,382.9**

11.3 No. 12 Mine South Drilling

GCC has not drilled in the No.12 Mine South B2 Pit Area. All of the drilling in this area was completed by companies that held coal leases in this area in the past. All of the drilling that has been undertaken by non-government entities is consistent with the requirements of coal exploration, and includes diamond core drilling and rotary core drilling. In the first case, applicable to the early to mid-1970s, coal seams that were intersected were sent for laboratory testing. Laboratory analyses were also performed on the coal core samples collected from the subsequent rotary drill holes. Reverse circulation rotary drilling was used in 1974 and 1975 and coal outlines sampled from these samples were tested for ash and sulphur content. Table 11-3 shows all of the exploration drill holes completed in the area. The hole locations are shown on FIGURE 11-3 and FIGURE 11-4.

More than 90% of the drill holes were completed by rotary drilling. The remainder are diamond core holes. In the case of the rotary drill holes, cores were obtained

generally by using wire line core barrel methods. Cores for rotary holes thus only apply to coal and immediate roof and floor sections of the seams.

Drilling in the No.12 Mine South B2 Pit Area was completed in three phases, beginning in 1971. The remaining holes were completed from 1974 to 1976 and from 1993 through 1998. Many of these exploration holes are now mined out in the No., 12 Mine South B2 Pit. Blast hole drilling is providing much of the subsurface information for short range updating of the geological interpretation.

GCC performed exploration drilling in 2006 in the No. 12 Mine South A area which is the south east strike extension of the B2 Pit area. It is expected the coal in this area will be extracted by means of underground methods. Two of the 23 holes drilled were cored to yield geotechnical information concerning roof and floor rock conditions.

11.4 No. 16 Mine Drilling

GCC has not performed any additional exploration work on the No. 16 Mine area.

Previous exploration drilling was conducted in two major phases. In 1971, McIntyre Mines (a previous operator) completed 23 drill holes, (6 core and 17 rotary). SRCL completed 49 drill holes in 1997 and 24 drill holes in 1998. Nine or these were cored. The holes are summarized in TABLE 11-4 and displayed on FIGURE 11-5.

There are additional drill holes outside the proposed No. 16 Mine East area that aid in the stratigraphic and coal quality interpretation. There are also three adits and numerous outcrop measurements available within the No. 16 Mine East area.

11.5 No. 12 Mine North Drilling

GCC has not drilled any holes in the No. 12 Mine North area.

In 1970, McIntyre Mines completed 3 diamond core holes in the No. 12 Mine North area. Subsequent drilling programs between 1971 and 1998 included both core holes and reverse circulation rotary holes (TABLE 11-5 and FIGURE 11-6)

TABLE 11-5 EXPLORATION DRILLING FOR NO. 12 MINE NORTH AREA

Year	Number of Holes Drilled	Total Metres
Unknown	37	2942.7
1970	3	432.2
1971	39	4148.3
1974	70	6002.6
1975	24	2484.9
1988	2	83
1993	18	1060.4
1995	5	622
1996	24	1977.7
1998	3	374.7
Total	**225**	**20,128.50**


LEGEND
Drill Hole Collars
Contours
N
40000 N
38000 N
32000 N
30000 N
116000 E
118000 E

FIGURE 11-1 DRILL HOLE LOCATION MAP FOR NO. 7 MINE


53000 N
52000 N
51000 N
50000 N
49000 N
48000 N
47000 N
46000 N
45000 N
LEGEND
Existing Drill Hole Collars
New Drill Hole Collars
Grande Cache Coal Corporation
amec

FIGURE 11-2 DRILL HOLE LOCATION MAP FOR NO. 8 MINE


LEGEND
Existing Drill Hole Locations
New Drill Hole Locations
Index Contour
N
74000 N
73500 N
73000 N
72500 N
72000 N
71500 N
71000 N
70500 N
70000 N
69500 N
47000 E
48000 E
50000 E
52000 E
53000 E
Grande Cache Coal Corporation
amec

FIGURE 11-3 DRILL HOLE LOCATION MAP FOR NO. 12 MINE SOUTH A


71200 N
71000 N
70800 N
70600 N
70400 N
70200 N
48200 E
48400 E
48600 E
48800 E
49000 E
49200 E
49400 E
49600 E
N
LEGEND
Index Contour
Intermediate Contour
Collar Location
amec

FIGURE 11-4 DRILL HOLE LOCATION MAP FOR NO. 12 MINE SOUTH B2 PIT


74250 N
74000 N
73750 N
73500 N
73250 N
73000 N
72750 N
72500 N
72250 N
47000 E
47500 E
48000 E
48500 E
49000 E
49500 E
50000 E
N
LEGEND
Index Contour
Intermediate Contour
Collar Location
amec

FIGURE 11-5 DRILL HOLE LOCATION MAP FOR NO. 16 MINE


42000 E
43000 E
44000 E
45000 E
46000 E
47000 E
72500 N
72000 N
71500 N
71000 N
70500 N
70000 N
69500 N
69000 N
LEGEND
Index Contour
Intermediate Contour
Collar Location
1 : 8500
amec
AREA
GRANDE CACHE COAL PROJECT

FIGURE 11-6 DRILL HOLE LOCATION MAP FOR NO. 12 MINE NORTH

12 SAMPLING METHOD AND APPROACH

All of the bulk samples and core samples, that were collected and submitted for analysis, were handled using methods that are still standard for the coal industry. AMEC believes these methods are appropriate procedures for sampling coal.

The standard method of coal core handling is for the drilling personal, to place the core in core boxes of the appropriate size. The drill core size is commonly 3 inch, but in some early programs diamond core of smaller diameter was collected.

Bulk samples, collected up to the mid-1970s, were transported by truck from the field to independent laboratories for bulk coal sample testing.

Channel samples were tested by the SRCL on site laboratory and was ISO certified.

Drill core samples were mainly tested by independent laboratories, including Birtley Coal and Minerals Testing and Loring Laboratories in Calgary and Commercial Testing in Vancouver

Some of the geological staff of GCC participated in activities related to the collection or administration of the historic core or bulk samples while employed by former lease holder.

For No. 16 Mine and No. 12 Mine North, only historical samples collected prior to the year 2000 by the previous operators are available for geological and quality interpretation.

13 SAMPLE PREPARATION, ANALYSES, AND SECURITY

The following is a description of the sample preparation and security procedures that were typically used for coal at the Smoky River Mine prior to its acquisition by GGC. The majority of the quality data are from samples that were collected by previous operators. AMEC believes that these procedures are appropriate and they are still employed by the coal industry today.

Once the drillers boxed the core from the historic drilling programs, the geologists moved it to a convenient place, such as a logging shack or shed, for logging and sampling. The core was measured and described in the core boxes and the coal intervals were identified.

The procedure for sampling of coal core was to bag the complete core for each ply. For coal, each ply must not be less than 15 cm in length. For rock bands each ply must not be less than 5cm in length. These minimum sample lengths were specified so that, on crushing to standard product sizes, the coal samples would still be representative. For the rock bands, the smaller sample size was applicable because only the ash content and the content of waste components was analysed.

The samples for each ply were appropriately bagged and tagged. If the samples were large, multiple bags per ply were used. The samples were then dispatched by ground transportation to a commercial coal laboratory (see Section 12 Sampling Method and Approach).

Typically, the cores plies were analyzed for in-place ash and free swelling index ("FSI"). Composites of cores were analyzed by seam for sulphur, ash chemistry, proximate analysis and petrographic data. In some cases, the full suite of testing was applied to subsections of coal seams (for example high ash or low ash zones) where it was considered possible to mine and blend such subsections separately.

Analysis for moisture was also performed. As Received Moisture is the amount of moisture that comes with the raw sample and includes exterior and interstitial moisture. The sample is usually dried in air for a specified amount of time at local ambient conditions for temperature and humidity and produces an air dried sample. The air dried moisture level commonly recorded. Most Western Canadian metallurgical coals have low moisture values to begin with such that air drying may not be necessary.

When reporting coal quality results, the value for the moisture is usually mathematically eliminated from the results producing "Dry Basis" values. Using dry basis values permits the direct comparison of coal quality between coals from different deposits.

Washability analyses of cores typically consisted of float/sink tests at one specific gravity, (commonly between and SG of 1.40 to 1.50), that is dependent on the coal seam being analyzed.

Adit samples were subjected to extensive float/sink testing of the plus 28 mesh (0.5 millimetre) coal fraction. In general, this float/sink testing was applied to three or four size fractions using four or five specific gravities for floating each size fraction. The minus 28 mesh fraction was subjected to froth testing, typically for three time intervals.

Smoky River Coal Ltd. and predecessors assembled an extensive database on the coking properties and washability characteristics of the different coal seams in the Smoky River Coalfield from tests conducted on production samples between 1969 and 2000. Most coking tests were conducted by CANMET, the federal government laboratory in Ottawa. This data now forms part of the GCC quality data base.

After almost 3 years of operations, GCC has assembled its own data base of coal quality. The majority of this information is product sampling prior to shipping. This is to ensure that the coal product is meeting the customer specifications. Samples from the operating No. 12 Mine South B2 Pit and No.7 Mine underground come from trenches and stockpiles. All these samples are analysed at the mine's own laboratory onsite.

14 DATA VERIFICATION

Where possible, AMEC independently checked the exploration results from the open pit mine areas. Included is the most recent drilling program at the No. 12 Mine South A area. This was primarily accomplished by evaluating the thickness and depth of coal seams on the down hole geophysical logs. This information was compared to the equivalent seam information recorded in the GCC data base A third check was made to ensure what was reported on the cross sections used for geological interpretation matched the data base.

The results of this verification show that GCC geology and engineering technical staff have followed coal industry standard methods of recording, storing, analysing, and interpretation of drill hole data. With a few minor variations, the results of the AMEC evaluation were the same as the GCC data analysis and interpretation. AMEC has concluded that information used from geological records has been verified, recorded, stored and used appropriately and accurately for geological interpretation on the GCC open pit coal mine areas.

Similarly, Weir International has verified the accuracy of drill hole data used in the interpretation of No. 7 Mine underground.

15 ADJACENT PROPERTIES

The majority of the coal properties adjacent to the open pit mines of GCC are already held by GCC in various forms of land tenure or belong to the Province of Alberta.

Milner Power Inc. owns a coal lease, originally called the 14 Mine lease, on the east side of the Smoky River and Highway 40 nearer the town of Grande Cache. These leases do not affect the operations of GCC.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 General Coal Quality of the Smoky River Coalfield

Coal quality trends within the Smoky River Coalfield have been modelled from an extensive database of exploration drill hole cores, reverse circulation drill samples and adits. Processing plant yields have been adjusted for dilution, processing plant efficiency and coal losses at each stage of production, including mining, breaker separation, screening and plant processing.

Within the Smoky River Coalfield, coal rank has the greatest impact on the value of the product. Coal rank is indicated by the volatile matter and FSI tests, which both decrease as coal rank increases. While product ash can be controlled by processing, coal rank can only be controlled by blending coals from different mine areas. Coal rank is the primary determinant of the coking properties and coke yield of the product. These properties are rated by customers based on the volatile matter and FSI. In general, the coal rank follows the same trend across the GCC open pit mine areas for all seams. The overall trend is an increase in coal rank to the northwest.

Modeling of volatile matter in the Smoky River Coalfield has established predictable project-wide trends. In general, there is a consistent increase in volatile matter upward in the stratigraphic section from 4 Seam to 11 Seam. This is consistent with the trend of increasing rank with increasing depth of burial in coal bearing strata. The lateral change in volatile matter within the Smoky River Coalfield can be summarized in general as increasing volatile matter and decreasing rank to the southeast. (See FIGURE 16-1)

Ash is the most variable of the key in-situ coal quality parameters. In general, the thicker coal seams are lower ash, reflecting that a more stable depositional environment is required for larger accumulations of organic material. Lower variability of ash is also apparent in thicker coal seams. 4 Seam has the overall lowest average ash and also the lowest variability in ash. 4 Seam ash is lowest seam in the south-western mine areas.

Most of the sulphur in the coal seams of the Smoky River Coalfield is organically bound as opposed to pyritic or mineral bound. Washing the coal generally results in only a marginal increase in the sulphur content from the in-situ level. The thickest coal seam, 4 Seam, generally has the lowest average in-situ sulphur. Unlike volatile matter, sulphur does not follow regional trends but varies mine by mine and within each mining area.



FIGURE 16-1 GENERAL COAL RANK FOR 4 SEAM ACROSS GRANDE CACHE COAL PROPERTY

16.2 Coal Quality of No. 7 Mine Area

The estimated coal quality on a dry basis for 4 Seam in the No. 7 Mine area is summarized in **TABLE 16-1**.

TABLE 16-1 SUMMARY OF AVERAGE COAL QUALITY FOR NO. 7 MINE

In-Situ Coal Quality			Cleaned Coal Quality @ 7% Ash		
Ash%	Volatile Matter%	Sulphur%	Volatile Matter%	Sulphur%	Free Swelling Index
11.5	19.0	0.5	17.7	0.47	6.2

Source - Weir International Technical Report, 2006

16.3 Coal Quality of No. 8 Mine Area

The coal quality estimates for No. 8 Mine is summarized in Table 16-2.

TABLE 16-2 SUMMARY OF AVERAGE COAL QUALITY FOR NO. 8 MINE

Dry Basis				
Seam	Ash (%)	Volatile Matter (%)	FSI	Sulphur (%)
4	16.0	20.4	5.5	0.43
10	24.0	23.0	5	0.39
11	21.8	26.0	4	0.50

NOTE - All of the percentages are presented on a dry basis except for the Volatile Matter on the In-Place Coal Quality which is presented on a dry ash free basis.
Source - AMEC Technical Report, 2006 and GCC Brian Klappstein Smoky River total quality spread sheet

The data in Table 16-2 is a combination of historical No. 8 Mine quality and calculations from the most recent drilling program. Down hole geophysical logs reporting coal seam density were obtained for almost every hole in the 2004 - 2006 program. GCC technical staff used historical geophysical logs and historical coal seam quality from No. 8 Mine Area and other mine areas on the property to develop an algorithm relating geophysical density to in-seam ash content.

This method has been used by other coal mines in western Canada for establishing ash% at operations where a large data base of chemical sample quality is available. Although AMEC believes this is an appropriate method for estimating the ash, GCC

will have to obtain more quality samples from the No. 8 Mine Area in subsequent drill programs to re-confirm the relationship between geophysical density and in seam ash. Quality samples have been obtained from the 2006 program. Results are pending.

16.4 Quality for No. 12 Mine South

The data base used for the prediction of the coal quality within No. 12 Mine South B2 Pit consists of data from exploration programs conducted in 1971, 1974 to 1976 and cores obtained from drilling completed from 1992 to 1998. As of the last Technical Report, twenty-four data points provide 4 Seam quality. Of this number, eleven samples are cores. Reliable quality data on an individual seam basis for 5, 6, and 7/8 Seam are defined by an adit completed in 7/8 Seam in 1971 and cores obtained in the last phases of drilling in the period from 1992 to 1998.

TABLE 16-3: SUMMARY AVERAGE COAL QUALITY FOR NO. 12 MINE SOUTH FROM DRILLING AND ADITS

In-Place, Dry Basis				
Seam	Ash (%)	Volatile Matter (%)	FSI	Sulphur (%)
4	11.5	17.9	3.5	0.29
5	13.8	18.5	3	0.57
6	16.0	19.0	4	0.58
7/8	14.9	19.1	2.5	0.46

NOTE - All of the percentages are presented on a dry basis except for the Volatile Matter on the In-Place Coal Quality which is presented on a dry ash free basis.
Source - GCC 2006 Quality Spreadsheet by B. Klappstein

From August 2004, No. 12 Mine South B2 has been sampled for coal quality. Trench and stock pile samples have been routinely taken to monitor plant feed. These samples have been summarized in Table 16-4 and Table 16-5 .

TABLE 16-4: SUMMARY AVERAGE COAL QUALITY FOR NO. 12 MINE SOUTH FROM STOCKPILE SAMPLING DATA

Run of Mine on an As Received Moisture Basis					
Seam	Moisture (%)	Ash (arb moisture) (%)	Ash (dry basis) (%)	FSI	Sulphur (%)
4	6.13	15.32	16.32	3.1	N/A

Source - GCC Mine Geology Staff, 2006

TABLE 16-5: SUMMARY AVERAGE COAL QUALITY FOR NO. 12 MINE SOUTH FROM PIT TRENCH SAMPLING DATA

In-Place on an As Received Moisture Basis			
Seam	Ash (%)	FSI	Sulphur (%)
4	13.08	2.3	0.42
5	14.87	3.7	0.70
6	19.53	4.9	0.68
7	12.65	4.3	0.56

NOTE - Moisture values incomplete so conversion to dry basis not attempted
Source - GCC Mine Geology Staff, 2006

16.5 Quality for No. 16 Mine

The quality for No. 16 Mine has remained unchanged from previous Technical Reports. Data for coal quality comes from historical core drilling and adit sampling.

The following is the methodology that was used to arrive at the Run of Mine coal quality. AMEC has reviewed the steps in this process and confirms that it is reasonable when compared to similar practices in the Canadian coal industry.

- In-seam ash content (dry basis) and seam thickness is determined from a (GCC) block model which estimates cells from drill core and adit data, using inverse distance squared. Seam thickness is obtained from the linear average of drill holes, corrected for angle of drill hole to the seam and filtered to exclude structurally thickened or thinned intersections.
- Density of material is determined using the following empirical formula:

  Density = -206.2/((Ash % dry basis)-163.2)

- Weight of coal per unit area of a column of coal is calculated by multiplying the coal thickness by the density.
- Thickness of mining dilution that will be extracted with the coal is estimated based on historical experience and general rock quality. The ash content of the dilution is estimated and will normally be 80%, but may be adjusted to as low as 60% when geophysical logs show coal stringers above or below the seam. The weight of dilution per unit area is calculated similar to coal.
- Average thickness of coal that is lost during the mining process is estimated based on historical experience. The ash content of this mining loss is

estimated at the in-seam ash plus 20% as the coal has a higher ash content at the top and bottom of the seam where losses occur. The weight per unit area of coal lost in mining is calculated.

- ROM ash is calculated using the following formula:

  (weight in-seam x ash in-seam + weight dilution x ash dilution + weight mining loss x ash mining loss)/ (weight in-seam + weight dilution + weight mining loss)

- Weight of rock rejected by the rotary breaker is estimated at 2%, with the ash typically at 70% based on historical data. [1] The plant feed ash content is calculated using an ash balance.

The moisture content of the ROM coal is normally in the range of 4.0% to 5.5% based on historical analyses. A moisture content of 5.1% has been used in recovery calculations. The quality is summarized in Table 16-6.

16.6 Quality for No. 12 Mine North

All quality from No. 12 Mine North is derived from historical core holes, adit samples and other surface sampling. The data that has been summarized by GCC is in Table 16-8.

TABLE 16-6 SUMMARY OF AVERAGE IN PLACE COAL QUALITY FOR NO. 16 MINE

Raw (in place) Dry Basis				
Seam	Ash (%)	Volatile Matter (%)	FSI	Sulphur (%)
4	11.3	18.5	4	0.40
5	24.0	20.6	5	0.64
6	22.2	20.4	5	0.78
7	20.0	19.3	4	0.45
8	41.4	23.0	2	0.41

NOTE - All of the percentages are presented on an in place dry basis (Weir report April 2004).

[1] Recent operation data for 12 South B2 shows breaker reject at between 12% and 15% with breaker ash at 60%.

TABLE 16-7 SUMMARY OF AVERAGE RUN OF MINE COAL QUALITY FOR NO. 16 MINE

ROM Dry Basis			
Seam	Ash (%)	Volatile Matter (%)	Sulphur (%)
4	13.0	16.6	0.32
5	25.0	14.5	0.60
6	25.3	14.8	0.62
7	21.8	15.2	0.51
8	37.7	14.0	0.67

NOTE - All of the percentages are presented on a Run of Mine dry basis (Weir report April 2004).

TABLE 16-8 SUMMARY OF AVERAGE RUN OF MINE COAL QUALITY FOR NO. 12 MINE NORTH

Raw (in place) Dry Basis except where noted				
Seam	Ash (%)	Volatile Matter (%)	FSI	Sulphur (%)
4	12.5	17.0	3	0.38
5	12.7	17.5	3.5	0.44
6	14.6	17.9	4.5	0.53
7	15.3	17.7	4	0.34
8	n/a	n/a	n/a	n/a

NOTES (1) All of the percentages are presented on a dry basis except for the Volatile Matter on the In-Place Coal Quality which is presented on a dry ash free basis.
(2) Represents the statistical average of the four individual pit areas for the No. 12 Mine North.
Source - GCC 2006 Quality Spreadsheet by B. Klappstein

17 MINERAL RESOURCE AND RESERVE ESTIMATES FOR COAL

The coal resource estimates for this report were checked and calculated by AMEC. Coal reserves were also calculated by AMEC after confirmation of economic pit plans and expected mining costs were confirmed by mining engineering staff. Underground coal reserves for No. 7 Mine were calculated by Weir International and reported in the 2006 Technical Report. These values have been adjusted to account for depletion from mining since the date of the report and adjusted to allow for the current extraction scenario.

17.1 Reporting Coal Resources in Canada - Background Information

National Instrument 43-101 is the legal instrument in Canada that states how mineral resources and reserves must be reported. This instrument was updated on December 30, 2005. The areas affecting reserve and resource reporting for coal properties was amended. The new section of the Companion Policy 43-101CP to NI 43-101, Part 1, Section 1.5(b) states:

"A qualified person estimating mineral resources or mineral reserves for coal may follow the guidelines of Paper 88-21 of the Geological Survey of Canada: A Standardized Coal Resource/Reserve Reporting System for Canada, as amended ("Paper 88-21"). However, for all disclosure of mineral resources or mineral reserves for coal, issuers are required by section 2.2 of the Instrument to use the equivalent mineral resource or mineral reserve categories set out in the CIM Definition Standards and not the categories set out in Paper 88-21...."

The categories set out in Paper 88-21 are shown in Table 17-1.

TABLE 17-1 SUMMARY OF ANNUAL RESOURCE AND RESERVE CRITERIA FROM GSC PAPER 88-21 (after Norwest, 2004)

CLASS	RESOURCE		RESERVE	
Feasibility of Exploitation	Immediate Interest	Future Interest	In Active Mines	Not in Active Mines
Assurance of Existence	Measured		Measured and Indicated	
	Indicated			
	Inferred			
		Speculative		
Estimate Basis	In Place		In Place	
			Recoverable	
			Saleable	

GSC Paper 88-21 is much more specific than guidelines given for other minerals in NI43-101. It establishes a framework for calculating the resource classes and ultimately, the amounts of coal available to be classed as reserves.

17.2 Assurance of Existence

Assurance of Existence classes divide the total resource based on the level of certainty known about the quantities of coal. The amount of certainty is based on two major factors:

- The number of valid data points defining specific properties of the coal seam and,
- The distance from the data point that the specific properties are extrapolated.

The next step is to determine the number of data points and, the distance each data point can be extrapolated. These values are controlled by the "geology type" assigned to the coal deposit (see Section 8 Deposit Types). The more complex the stratigraphic and structural regime of the coal deposit, the greater the number of data points required which translates to a reduced spacing between data points.

17.3 Feasibility of Exploitation

This criteria places the coal deposit into two categories: Immediate Interest and, Future Interest. For surface mineable coal deposits, factors such as seam thickness, depth of burial from surface and, geographic location determines the category. Seams must display thicknesses that are comparable to current coal mine operations to be considered in the Immediate interest category. GSC 88-21 provides tables of criteria if no comparison with other operating coal mines is available. Depth from surface cut-offs are listed in GSC 88-21 based again on the "geology type" and the "deposit type". Geographic location is a reference to practicality for development of a coal deposit and considers distances to infrastructure and markets, climate and physiograpaphy. With the December 2005 change to NI43-101, coal of future interest cannot be reported in resources.

17.4 Estimate Basis

The Estimate Basis criteria is referred to as Technology Class by GSC 88-21. This refers to where the coal resource/reserve is in reference to the coal extraction sequence.

Coal seams in the ground and undisturbed are classed as "in-place". GSC 88-21 stipulates that Resources can only be referred to as in-place when estimating volumes or weights of material.

Coal Reserves have three estimation basis classes.

- In-place: The amount of undisturbed coal in the ground

- Recoverable: The amount of coal and non-coal material obtained after applying a specific mining method to extract the coal from the ground. The addition of non-coal material is referred to as 'dilution'.

- Saleable: The amount of coal available for sale to the markets. This usually refers to coal that has undergone some form of mineral processing after mining.

To comply with the updated version of NI43-101, only Recoverable coal reserves can be reported. By definition, a Mineral Reserve must include an allowance for diluting materials and operational losses. In the Canadian coal industry it has been tradition to also report Saleable coal. In the case of Saleable coal, this would include losses due to processing. (Note - this is also referred to a "Clean Coal" by the Canadian coal industry).

17.5 Criteria Specific to GCC Mines

For the purpose of calculating the Resources for GCC open pit mines, the classification from GSC 88-21 is summarized in TABLE 17-2 . These criteria are compatible with the criteria now accepted in NI43-101.

TABLE 17-2 THREE LEVELS OF CLASSIFICATION OF GCC SEAMS

CRITERIA	CLASS	BRIEF EXPLANATION
Geology Type	Moderate	Homoclines or broad open folds with seam dips less than 30°. Faults may be present with displacements less than 10 m
	Complex	Numerous anticline/syncline pairs, both symmetric and overturned, associated with large scale thrust faulting.
Deposit Type	Underground	Generally flat lying with maximum burial of 600 m and minimum seam thickness of 1.5 m
	Surface Mineable	Folding and faulting have brought coal seams to the surface
Feasibility of Exploitation	Immediate Interest	Located at an operating coal mine. Seam thicknesses comparable to coal already extracted at this operation with current mining technology.

With these classes established, additional parameters can be determined for maximum depth from surface of the resource and, the assurance of existence.

17.5.1 Maximum depth from surface

For surface mineable coal, the maximum depth of surface mining to include Resources is associated with an incremental mining 'strip ratio'. This is the ratio of the volume of waste material (in-place) that has to be removed compared to, the total weight of coal (in-place) removed. GSC 88-21 states these ratios in metric format, that is, cubic metres of waste to tonnes of coal. For the GCC open pit mines, the ratio varies by mine area based on previous work. The strip ratio refers to an incremental ratio on a 45° wall slope. For underground coal, maximum depth of burial is based on general estimates from the type and value of the coal and the surrounding rock conditions. For No. 7 Mine, GCC has utilized the suggested maximum depth of cover of 600 m and from the Weir Report, 2004, maximum seam dip of 18°[2].

17.5.2 Density

To determine weight for the coal seam, the density of the coal in place must be known. GSC 88-21 refers to coal bulk density as:

..."the inherent specific gravities of the coal (including empty pores) and included non-coal material (ash), and of the fluid -filled porosity within the coal."

The paper provides a table of general numbers to use based on the rank of coal. Data on the density of coals mined from the Smoky River Coalfield has been available for over 35 years. From drill holes, previous mined pits and bulk samples, GCC has available a large data base of bulk densities on its coal seams. From this data base GCC and it's predecessors have produced the following empirical formula relating density to in-situ ash:

$$\text{Density} = -206.2/((\text{Ash \% dry basis}) - 163.2)$$

This formula was derived from testing drill cores, as well as adit samples and knowledge from the operating pits.

TABLE 17-3 and TABLE 17-4 summarize density values that have been determined by GCC technical staff for the No. 8 Mine and No. 12 Mine area.

TABLE 17-3 SUMMARY OF DENSITY VALUES FOR SEAMS IN NO. 8 MINE AREA

Seam	Average In-situ Density (g/cm^3)	Average Run of Mine Density (g/cm^3)
4	1.40	1.44
10	1.48	1.53
11	1.46	1.49

[2] Technical Report on the Proposed Grande Cache Coal Project, April 2004, Weir International Mining Consultants - pg. 53

NOTE - Run of Mine Density can also be referred to as Recoverable Density. It takes into account the addition of some dilution material during the mining process
Source - AMEC Technical Report, 2006

TABLE 17-4 SUMMARY OF DENSITY VALUES FOR SEAMS IN NO. 12 MINE SOUTH AREA

Seam	Average In-situ Density (g/cm^3)	Average Run of Mine Density (g/cm^3)
4	1.37	1.43
5	1.38	1.55
6	1.40	1.59
7	1.39	1.43

NOTES (1) Values from 2006 updated plant and pit data spreadsheet provided by GCC geology staff
(2) Run of Mine Density can also be referred to as Recoverable Density. It takes into account the addition of some dilution material during the mining process

TABLE 17-5 summarizes the density values for the No. 16 Mine.

TABLE 17-5 SUMMARY OF DENSITY VALUES FOR SEAMS IN NO. 16 MINE AREA

Seam	Average In-situ Density (g/cm^3)	Average Run of Mine Density (g/cm^3)
4	1.36	1.37
5	1.48	1.49
6	1.46	1.50
7	1.44	1.46
8	1.69	1.74

NOTES - Run of Mine Density can also be referred to as Recoverable Density. It takes into account the addition of some dilution material during the mining process.
Run of Mine Density for 8 Seam calculated by AMEC using ratio of 6 Seam density values.
Source - Ash values from GCC 2006 Quality Spreadsheet by B. Klappstein

17.6 Assurance of Existence Criteria

For Complex Geology Type coal deposits, GSC 88-21 recommends resources be determined through the interpretation and extrapolation of coal seam position and thickness using evenly spaced geology cross sections. Cross sections are commonly oriented perpendicular to the strike of the coal seams. GSC88-21 specifies the spacing of the cross sections and the spacing of the data points on the sections. Table 17-6 summarizes the criteria used for the GCC open pit mines.

TABLE 17-6 DRILL HOLE DATA POINT SPACING AS PROPOSED BY GSC 88-21 FOR COMPLEX COAL TYPE

CRITERIA	ASSURANCE OF EXISTENCE		
	MEASURED	INDICATED	INFERRED
Cross Section Spacing (metres)	150	300	600
Minimum number of data points per section	3	3	3
Mean data point spacing on section (metres)	100	200	400
Maximum data point spacing on section (metres)	200	400	800

For Moderate Geology Type, GSC 88-21 recommends a distance from nearest data point in 3D space (TABLE 17-7). Seams could be interpreted and extrapolated using reference surfaces such as the top or bottom of the coal seam.

TABLE 17-7 DRILL HOLE DATA POINT SPACING AS PROPOSED BY GSC 88-21 FOR MODERATE GEOLOGY TYPE

Assurance of Existence Category	Distance to nearest data point (metres)
Measured	0 - 450
Indicated	450 - 900
Inferred	900 - 2400

17.7 Resource Estimation

17.7.1 Geology Interpretation and Modelling

Industry standard methods were used by GCC geologists to create interpreted cross sections and/or seam structure contour surfaces for each of the mining areas. No. 7 and No. 8 Mine use a grid system based on imperial units grid (McEvoy Grid) and the project uses imperial units. Values calculated for these mines are converted to metric units before reporting.

No. 12 and No. 16 Mine areas use a grid system based on metric units (Metric South Grid) and the project uses metric units.

AMEC verified the interpretation of the coal seam traces against drill hole information for a representative number of cross sections

For No. 8 Mine, cross sections are spaced at 50-foot (16 m) intervals. AMEC obtained the digital version of all the interpreted and modeled cross sections used to generate the GCC geology model. Using the mine software package MineSight®, AMEC geology staff constructed a 3D solid of each coal seam. The coal seam solids were used to generate the digital model that was in turn used to produce an independent estimate of the No. 8 Mine resources and reserves.

For No. 7 Mine, AMEC has relied on the model validation techniques employed by Weir International from the 2006 Technical Report. The data base and seam interpretation had not been altered for No. 7 Mine since being reviewed by Weir International. An excerpt from the 2006 Technical Report on the model validation by Weir International is included here.

"WEIR performed the following in estimating the reserves for the No. 7 Mine:

- *Reviewed geological database for the drill holes within the No. 7 Lease supplied by GCCC.*
- *Compared the drill hole data for selected drill holes to the geological database.*
- *Developed a geological model utilizing the SurvCADD™ software from the geological database.*
- *Developed geology maps of the coal seam thickness and structure for Seam 4 from the geological model.*
- *Determined the geology type and deposit type for the No. 7 Mine area, per GSC 88-21.*
- *Utilized the Mine plan area developed by GCCC as the boundary with which to limit the reserve/resource estimation.*
- *Developed maps showing the area of each category of assurance (measured, indicated and inferred) per GSC 88-21, based on geology type and coal seam data points.*
- *Calculated the geological reserve or resource volume for Seam 4 within each category of assurance, using the GCCC mine plan area and the computer model of the coal seam."*

For No. 12 Mine South B2, No. 12 Mine North and No. 16 Mine, AMEC was provided with modeled cross sections that were spaced at 10 m intervals. These cross sections were generated by GCC geologists using the geological models of these mines. Because No. 12 Mine South B2, No. 16 Mine and No. 12 Mine North use the same grid and are geographically adjacent to each other, AMEC made one MineSight® model encompassing all three mines.

For No, 12 South A, AMEC was given the original drill hole cross sections spaced at 122 m intervals, (400 feet). These sections were imported into MineSight® and verified against the drill hole information. Solids of the coals seams were constructed and an expanded version of the 3D block model was coded.

All the 3D digital models were verified to ensure they fairly represented the original geological cross sections.

To verify resource estimates for the surface mineable deposits, AMEC examined the methodology used by GCC. In all cases, the resource reporting was constrained by an overall mining strip ratio. GSC 88-21 suggests that coal resources only be reported for conceptual open pits with a maximum incremental strip ratio of 20:1 (bank cubic metres waste to tonnes in-situ coal). AMEC confirmed the resources were within the GSC 88-21 strip ratio limits. The GCC calculated number was maintained where a more conservative result was reported by GCC.

17.7.2 Resource Category Determination Methods

For the open pit deposits, boundaries were drawn around the coal seams on each section based on number of data points and the spacing of the data points available on each section (see TABLE 17-6 and TABLE 17-7). The exception was No. 12 Mine North where every fifth section was used because the original drill hole spacing was much wider than the 10 metre model sections. Criteria for the spacing of data points were adjusted depending on whether the boundary being drawn was to represent Measured, Indicated or Inferred resources.

Solids were constructed using the resource class boundary polygons. These class solids were merged with the coal seam solids to produce a 3D boundary encompassing each coal seam. These final boundary solids were used to code each block in the 3D digital geology model with an integer representing Measured, Indicated or Inferred classification. Resource volumes were generated using the classification coding for specific assurance of existence classifications. The volumes generated were converted to tonnes. In-situ densities were used as GSC 88-21 only allows the In-Place estimate basis for resources (i.e. no run of mine parameters added)[3].

No. 7 Mine was classified by Weir International in the 2006 Technical Report. As no additional data points have been added or removed from the No. 7 Mine area, the resource classifications boundaries remain the same.

17.8 Resource by Category

AMEC has verified the resource numbers reported by GCC as outlined in a previous section.

For the No. 12 North Mine and No. 16 Mine, the values have not changed from the previous Technical Report as there were no new additions, deletions or depletions. For the No. 7 Mine, there were no new additions to the resources so the value will be represented by the previously reported values less the mining depletion recorded over the last 12 months plus any additions or deletions. For the No. 12 Mine South B2 pit, some additional coal from the south lobe adjacent to the south-west highwall will be

[3] GSC Paper 88-21 A Standardized Coal Resource/Reserve Reporting System for Canada, Resource/Reserve Criteria, Page 7.

brought into the reserves. No. 12 Mine South A is newly drilled area and will be reported for the first time as an underground resource. No. 8 Mine also had new drilling and interpretation since the last technical report. The new total Resources will be estimated using the GSC 88-21 cut-off incremental stripping ratio limit of 20:1.

TABLE 17-8 SUMMARY OF MEASURED AND INDICATED RESOURCES

In-place Resources *(3)*

	Measured (Mt)	Indicated (Mt)	Total (Mt)
NO. 8 MINE	17.8	7.8	25.6
NO. 12 MINE SOUTH B2	7.6	2.7	10.3
NO. 12 MINE SOUTH A*(1)*	26.7	---	26.7
NO. 16 MINE	16.7	2.4	19.1
NO. 12 MINE NORTH *(2)*	34.2	13.8	48.0

NOTES (1) Resource estimated by AMEC 2007. Minimum depth of cover approx. 50 m. Maximum underground extraction angle 15°.
(2) No. 12 North had total resource estimate of 51 million tonnes from a February 1998 preliminary disclosure but not categorized. Resource estimate by AMEC 2006.
(3)No. 7 Mine not reported in this table as Weir International classified all NO. 7 Mine Resources as Reserves and only reported Reserves in their 2006 Technical Report. See next section on Reserves.

TABLE 17-9 SUMMARY OF INFERRED RESOURCES

In-place Resources

	Inferred (Mt)
NO. 8 MINE	6.7
NO. 12 MINE SOUTH B2	0.2
NO. 16 MINE *(1)*	0.03
NO. 12 MINE NORTH *(1)*	6.6

NOTE (1) No. 8 Mine, No. 16 Mine and No. 12 Mine North inferred resources estimated by AMEC 2006/2007.

17.9 Reserve Estimation

To convert resources to reserves, a number of economic and technical factors must be applied. These include but are not limited to the following:

- Estimate for the near and long term price of metallurgical and thermal coal in the domestic and international market place.
- Operating costs associated with mining, transporting and processing the coal at the mine site.
- Overhead costs associated with marketing and transporting the finished product coal to customers.
- Overhead costs associated with administrative and technical functions relative to running a mine.
- Geotechnical parameters governing the orientation of the pit slopes, roof and floor rock competence, haul roads, waste dumps and other parameters associated with water flow and climate.
- Estimate for the recovery of coal and addition of dilution material during the mining and coal handling process, (known as Run of Mine estimate).
- Estimate for the recovery of coal from processing; generally referred to as cleaning or washing the coal, (known as Clean or Saleable estimate).

Using these and other factors, GCC engineers and their predecessors used mining software and the 3D digital model to produce a series of economic pits for all the open pit mines at Grande Cache and, an underground development and extraction plan for No. 7 Mine. AMEC has reviewed these procedures and parameters and determined that the design pits are valid. This review is outlined in Section 19 Requirements for Technical Reports on Production and Development Properties, of this report. Weir

International examined the procedures related to the No. 7 Mine and determined they were at a level that reserves could be reported for No. 7 Mine (see Section 17.7.1 above).

The results are summarized in Table 17-10 and Table 17-11. To comply with NI43-101, the reserve tables only report Proven and Probable reserves. Generally only one number is reported for each category for mineral reserves. For coal, it is acceptable to report a Run of Mine Coal Reserve and/or a Clean Coal Reserve (Saleable reserve in GSC Paper 88-21). These categories are explained in point form at the start of this section.

It is important to declare the distinction that Reserves are that part of Resources deemed economic. **Reserves and Resources are not additive.**

TABLE 17-10 SUMMARY OF PROVEN AND PROBABLE RUN OF MINE RESERVES

Recoverable Reserves (Run of Mine)

	Proven (Mt)	Probable (Mt)	Total*(5)* (Mt)
NO 7 MINE*(1)*	3.97	---	3.97
NO. 8 MINE *(2)*	12.82	2.93	15.75
NO. 12 MINE SOUTH B2 *(3)*	2.30	0.96	3.26
NO. 16 MINE *(4)*	12.14	1.78	13.92

NOTES (1) Value as reported by GCC mine operations staff. Equivalent to reserve estimate from Technical Report titled "Technical Report for the No. 7/4 Mine" dated June 2006 and authored by Weir International Inc., less annual depletion of approximately 900,000 tonnes, less operational adjustment of approx. 350,000 tonnes for coal categorized by GCC operations staff as too steep to extract.
(2) Excludes approx. 1.02 Mt of oxidized coal in No. 8 Mine.
(3) Includes No.12 South B2 south extension, South Lobe pit version 3.
(4) Proven and Probable categories have been broken out on pro-rated basis based on resource categorization work by AMEC in 2006.
(5) Average ROM grade for reserves is reported in Section 19 under the respective mining areas. Total coal will be marketed 90% as hard coking coal, 10% PCI coal in the 2008 coal year..

TABLE 17-11 SUMMARY OF PROVEN AND PROBABLE SALEABLE RESERVES

Saleable Reserves (Clean Coal)

	Proven (Mt)	Probable (Mt)	Total*(5)* (Mt)
NO. 7 MINE *(1)*	2.97	---	2.97
NO. 8 MINE *(2)*	9.26	2.11	11.37
NO. 12 MINE SOUTH B2 *(3)*	1.58	0.67	2.25
NO. 16 MINE *(4)*	9.11	1.33	10.44

NOTES (1) ROM coal from Table 17-10 multiplied by plant yield used in the 2006 Technical Report by Weir International for No. 7 Mine saleable coal.

(2) Excludes oxidized coal in No. 8 Mine. Plant yields from B. Klappstein, in-house No. 8 Mine reserves spread sheet results from Lynx software.

(3) Includes No.12 South B2 south extension, South Lobe pit version 3.

(4) Proven and Probable categories have been broken out on a pro-rated basis based on categorization work by AMEC 2006.

(5) Average ROM grade for reserves is reported in Section 19 under the respective mining areas. Total coal will be marketed 90% as hard coking coal, 10% PCI coal in the 2008 coal year..

18 OTHER RELEVANT DATA AND INFORMATION

18.1 Application for Permit Amendment

AMEC believes it is relevant to point out that the some reserves and resources for No. 8 Mine are dependent on GCC successfully obtaining the amendment to the Mine Permit from government regulators. GCC has already successfully obtained the original Mine Permit and, successfully obtained an amendment to the original permit. The methodology and procedure for obtaining an amendment is well known by GCC.

GCC has completed a number of baseline environmental studies for the area that is under review for inclusion into the permit. Additionally, initial geotechnical studies have been performed with further geotechnical studies scheduled for summer 2007. Final reports and conclusions will be available later in 2007. Mine planning involving final pit, dump and haul road locations will not be completed until the geotechnical studies have been finalized and analysed by GCC engineering staff. The permit amendment application will not be submitted until this technical data gathering and analysing is complete.

In the case of adding No. 8 Mine east extension to the permit. AMEC must point out that there are a number of different circumstances that will make obtaining this permit amendment more difficult than previous applications.

No. 8 Mine east extension is located on the steep southeast facing slope of the ridge directly above provincial highway 40, the railway, and, the office and coal processing facilities of GCC. The geography and proximity to infrastructure will present a particular challenge to the planning and operation of the mine. It is envisioned that a number of berms will have to be constructed near the base of the slopes between the mine operations and the highway to guard against the possibility of run out material generated by the mining operation. Traffic control will be a requirement during blasting. Although unique to an operating mine, this would be similar to blasting by government highway construction contractors. It is envisioned blasting will take place during the daylight hours of least activity on the highway.

Economic analysis and ultimately, the total reserves estimate for No. 8 Mine assumes the successful receipt of the amendment to the permit. If the permit amendment is not received or, is received with extenuating conditions, then this would affect the economic analysis and possibly the reserve estimate.

18.2 Tailings Disposition

AMEC also believe it is relevant to emphasise that GCC must find a more permanent solution to the disposition of the process plant tailings. In the short term, GCC is increasing the capacity of tailings cells 1 and 3. However a longer term solution must be finalized such as obtaining the rights to deposit tailings in cell 4 and/or marketing tailings to Milner Power. Reserve estimates for GCC are based on the assumption that coal processing will continue into the medium and long term. This requires a suitable, certified repository or, disposition of the tailings.

19 REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES

19.1 Mining Operations

As of June 2007 GCC is producing underground coal from the No. 7 Mine and is hauling stockpiled coal from the No. 12 Mine South B2 . This coal was stockpiled by an independent mining contractor up to November 2006. GCC has plans to complete the mining of the No. 12 Mine South B2 as well as for the development of the No. 8 Mine. The timing of No. 16 Mine is currently under review. The surface mines will all be developed with similar operating techniques, mining equipment, process plant and other shared facilities. Current Mine status maps and relevant material volumes are referenced to April 1, 2007 as this is the beginning of the coal year.

AMEC has reviewed the existing plans and previous reports and has updated the financial analysis based on conditions as of April 1, 2007.

19.1.1 No. 12 Mine South B2

The development of No. 12 Mine South B2 pit is being directed by GCC under Coal Lease No. 1303010775 from Alberta Energy and Utilities Board (EUB), and has been in production since August 2004. GCC received Permit No. C 2003-1A from the EUB on May 6, 2003 which combined the B2 Phase 1 Mine area and other facilities into one common permit area. The mine license and Alberta Environmental Protection and Enhancement Act (EPEA) approval were granted in 2003 and 2004, respectively.

19.1.1.1 Mine Design

Figure 19-1 shows the status of No. 12 Mine South B2 pit as of April 1, 2007. At this time the pit activity consists of drawing down the existing inventory of coal which was stockpiled in 2006. Further mining activities are scheduled to recommence in 2007 based on a typical truck shovel operation. A hydraulic shovel (21 m^3) will be utilized as the primary loading unit. The waste will be hauled in large rear dump trucks (170 tonne capacity) to nearby waste dumps. A diesel hydraulic blasthole drill (311 mm) will be used for the bulk of production drilling. The other support equipment planned to be in use includes;

- tracked dozers for coal cleaning, shovel support, as well as road and waste dump construction and maintenance;
- road graders for haul road construction and maintenance;
- 19 m^3 front-end loader for coal loading and shovel backup

- backhoes for coal cleaning and recovery, and ditching for water control;
- miscellaneous equipment for construction, dust suppression, and maintenance;
- portable lighting for pits and dumps; and
- pumps for in-pit water control.

Mining will generally progress from south to north and will be completed over the next two years. Waste spoiling will begin occurring outside of the pit and backfilling of previously mined out pits will occur once the mine reaches lower elevations.

The mine design parameters shown in Table 19-1 are based on previous operating experience and the most recent geotechnical investigations: *KEH and Associates Ltd. Site Report dated, June 16, 2006.*

TABLE 19-1 NO. 12 MINE SOUTH B2 DESIGN PARAMETERS

Design Element	Parameter	Specification
Highwall (parallel to strike)	Rock overall slope angle	51-54º
	Rock bench face slope angle	67-70º
	Rock single bench height	10 m (33 ft)
	Rock berm interval	20 m (66 ft)
	Rock berm width	6-7m
	Overburden slope cut angle	37 to 45 º
	Overburden-bedrock interface berm width	11-18m
Endwall (perpendicular to strike)	Rock overall slope angle	54º
	Rock bench face slope angle	67-70º
	Rock single bench height	10 m (33 ft)
	Rock berm interval	20 m (66 ft)
	Rock berm width	6-7m
Footwall	Overall slope angle	Variable, depending on bedding dip.
	Berm interval	10 m
	Berm Width	variable
Waste dump	Slope angle	37º
	Reclaimed slope angle	27º
	Swell factor	25%
Material characteristics	Rock density	2.6 t/m^3
	Overburden density	1.9 t/m^3
	4 Seam coal density	1.42 t/m^3
	Other seam coal density	1.45 t/m^3

Source - Long Range Mine Plan Technical Report, Section 5.2 Mine Planning, p. 5-2, Grande Cache Coal, July 2002 (Modified to 10 meter benches) plus incorporating KEH and Associates June 16th report.

The operational considerations for both the highwall and footwall currently being undertaken by GCC for No. 12 Mine South B2 includes;

- the stability of the highwall slope will likely be controlled by the orientation, spacing and strength of discontinuities. Small scale failures due to small wedge failures, plane failures, rock falls and ravelling are not expected to create problems for operational safety.
- the footwall may require the installation of rock anchors. To date this has occurred in 3.5 m x 5 m x 8 m long patterns in specific areas. A localized rock slide occurred on July 11, 2006. The investigation of this and remedial

recommendations are described in the August 9, 2006 memo; *12SB2 Pit – Bolted Footwall Slide Investigation, KEH and Associates Ltd.* As a result daylight mining and more stringent monitoring are recommended around this area.

- controlled blasting using pre-shear to minimize back break
- groundwater depressurization using horizontal drain holes (20 m spacing, drilled approximately 15 m in length in order to intersect the strata behind 3 seam).
- monitoring program that will include geological mapping, installation of prisms or survey targets and visual inspection of the bench faces and crests.

The No. 12 Mine South B2 schedule consists of mining 2.3 Mt (ROM) of metallurgical coal. The pit designs shown in Figure 19-2 contain all of these reserves.

The pit limit is based on the geological block model and was designed by previous owners. The remaining coal is relatively low strip coal and the majority of costs have already been sunk into developing this pit and therefore no further detailed checks on economic pit limits were conducted.

Mining recovery of the coal seams varies with the average thickness of the seam and the contact with hanging wall and footwall rock. In general, a loss of coal is applied to the two contacts, and dilution is added as a partial replacement of the lost coal but at a higher ash percent. The resulting delivered coal has a higher delivered ash than in-place coal and a slightly higher bulk specific gravity. The coal recovery and quality parameters at No. 12 Mine South B2 are listed in Table 19-2 and **TABLE 19-3**.

TABLE 19-2 NO. 12 MINE SOUTH B2 COAL RECOVERY PARAMETERS

Seam Number	Average Thickness (m)	In-situ Ash (%)	Dilution Thickness (m)	Dilution Ash (%)	Loss Thickness (m)	Loss Ash (%)	ROM Ash (%)	In-situ Vol. Recovery (%)
4	6.1	11.5	0.15	80.0	0.50	13.8	14.5	94
5	1.6	13.8	0.15	80.0	0.60	16.6	26.6	72
6	1.2	16.0	0.15	70.0	0.65	19.2	29.8	58
7/8	4.3	14.9	0.15	70.0	0.65	17.9	17.8	88

Source - 12 South B2 Reserves LOM Oct06.xls.

TABLE 19-3 NO. 12 MINE SOUTH B2 AVERAGE COAL QUALITY VALUES

Seam Number	Ash (Weight %)	VM (Weight %)	Sulphur (Weight %)	FSI	R_{OMAX} (%)
4	11.0	16.6	0.29	3.5	1.68
5	14.4	16.6	0.60	4.5	1.67
6	13.5	17.4	0.61	6	1.66
7/8	14.5	16.9	0.44	3.5	1.61

Source - Excel file from B. Klapstien 12 South B2 Reserves LOM Oct06.xls.

19.1.1.2 Waste Dumps

The currently operated waste dump design was based on successful operating practice and historical data. The waste dumps at GCC are currently developed through end-dumping techniques and are monitored as follows;

- daily inspections of the dump crests
- weekly inspections of the completed dump crests
- daily monitoring by supervisory personnel of waste dumps under construction to ensure proper construction techniques and materials are being used.

Grande Cache Coal has designed the placement of waste material in dumping locations as follows: a lift on the 1840 dump to the 1860 elevation, the 1760 Dump to the Mini Pit, the Mini Pit ramp to 1790, the Mini Pit ramp to 1750, the 1762-1840 ramp and finally the ramp to 1740. All currently licensed dumps are designed with 37° faces, which is the angle of repose for the end-dumped waste rock. The dump capacity, by facility, is shown in Table 19-4.

TABLE 19-4 WASTE STORAGE CAPACITY BY FACILITY

Dump Name	Capacity (Mm^3)	Cumulative Capacity (Mm^3)
1860 Lift	1.5	1.5
1760 Dump – Mini Pit	1.0	2.5
Ramp to 1790 – Mini Pit	0.1	2.6
Ramp to 1750 – Mini Pit	0.3	2.9
1762 Dump	5.3	8.2
1762-1840 Ramp	1.6	9.8
Ramp to 1740	0.1	9.9

Source - Excel file from GCC 12 South B2 Waste Plan Oct 13 2006.xls

Remaining volume of waste to be mined is 8.3 Million bcm's. The ultimate dump and final pit configuration is illustrated in Figure 19-2.

19.1.1.3 Haul Roads

The in pit waste haul roads at GCC have been designed to accommodate up to 272 metric tonne haul trucks, future planning is based on 170 metric tonne haul trucks. The roads, in general, have a maximum grade of 8% and a minimum running width of 3.5 times the width of the haul truck plus allowances for berms and ditches.

19.1.1.4 Blasting

The current blasting design for No. 12 Mine South B2 is based on a pattern of 8.9 x 8.9m (approximately) with a powder factor of approximately 0.65 kg/bcm, with 311 mm (12.25 inch) diameter holes.

Blasting products are contracted to be "delivered to the hole" with pattern preparations and loading of explosives being completed by GCC personnel.

19.1.1.5 Mine Infrastructure

A maintenance shop and service facility has been constructed at the No. 12 Mine South B2. The main office and dry facility at the plant site are still being used, with minimal contractor facilities adjacent to the operating pit.


Legend
Topographic Contours (10m)
Topographic Index Contours (50m)
Final Pit Outline
Coal Haul Road
Waste Haul Road
Pit Cut Wall Contours (15m)
Pit Footwall Contours (15m)
Dump Contours (10m)
Pit Bench Crests
Pit Bench Toes
Pit Wall Cut
Coal Seam
1740 Dump
Approved 1840 Dump
Expanded 1840 Dump
1900 Dump
1855
Grande Cache Coal Company
12 Mine
Current Mine Status
amec

FIGURE 19-1 NO. 12 MINE SOUTH B2 PIT STATUS APRIL 1, 2007


Legend
Topographic Contours (10m)
Topographic Index Contours (50m)
Final Pit Outline
Coal Haul Road
Waste Haul Road
Pit Cut Wall Contours (15m)
Pit Footwall Contours (15m)
Dump Contours (10m)
Pit Bench Crests
Pit Bench Toes
Pit Wall Cut
Coal Seam
1762 Dump
1740 Dump
Approved 1840 Dump
Expanded 1840 Dump
1900 Dump
Grande Cache Coal Company
12 Mine
12 Mine
Mine Status Plan
End of Mine
Figure 19.2
amec

FIGURE 19-2 NO. 12 MINE SOUTH B2 PIT ULTIMATE PIT AND SPOIL LOCATIONS

19.1.2 No. 8 Mine

The No. 8 Mine West area is currently permitted as a mine by Alberta Energy and Utilities Board (EUB) and Alberta Environment (AENV). Permitted areas require a Mine License from EUB and a concurrent Alberta Environmental Protection and Enhancement Act (EPEA) approval from AENV before work commences. These approvals ensure that regulators are satisfied that the mining area can be developed safely, with minimal effect on the environment, and also details the reclamation required at the end of the mine life.

GCC has proposed a new strategy for developing the No 8. Mine. In the new plan, which is still being finalized, mining will commence on the eastern slopes of the mountain ridge separating Sheep Creek and the Smoky River. Previous plans for the No. 8 Mine were based on the existing Mine Permit area which only encompassed the Sheep Creek Side. In these plans the mine sequence started on the lower slopes adjacent to Sheep Creek and progressed upwards to the ridge top. GCC submitted an application for the No 8 Mine Licence in December 2005 based on the Sheep Creek side only. Subsequent to acquisition of Lease 1304020416 and exploration which confirmed the contiguous coal projecting to the Smoky River Side, GCC completed a new ultimate pit and dumping designs that enhanced coal recovery.

This new ultimate pit design will require a Mine Permit Amendment to encompass the Smoky River side of the lease area, referred to as the East Extension Area, and a re-sequencing of the pits and dumps from east to west for the first 5 years of mining. The inclusion of the East Extension was encouraged by the Alberta Energy and Utilities Board in the interest of coal recovery.

A major advantage with the new plan will be a shorter coal haul to the plant, the disadvantage is the close proximity of active mining and blasting to Hwy 40. Figure 19-3 and 19-4 illustrates the Mine Status after the initial year of mining and after year 5.

Further geotechnical and environmental studies need to be completed before this area can be permitted for mining.

Figure 19-5 shows the proposed No. 8 West Mine pits and the temporary highwalls that separate the phases that are used to smooth out the coal release over the life of the pits. Currently the planned primary loading equipment will be diesel hydraulic shovels (21 - 27 m^3). Waste will be hauled in large rear dump haul trucks (170 tonne capacity) to nearby waste dumps or used to backfill mined out pit phases. A diesel hydraulic blast hole drill (311 mm diameter holes) will be used for the production drilling and a smaller diesel powered drill will be contracted to open up mining areas

until sufficient room is available for the larger equipment. Support equipment will include:

- tracked dozers for coal cleaning, shovel support, as well as road and waste dump construction and maintenance;
- road graders for haul road construction and maintenance;
- 19m^3 large front-end loader for shovel backup.
- backhoes for cleaning and recovery, and ditching for water control;
- miscellaneous equipment for construction, dust suppression, and maintenance;
- portable lighting for pits and dumps; and
- pumps for in-pit water control.

The new mine plan begins with the development of the East South satellite pit followed by a second small pit, the East Middle Pit. Waste from the Middle pit can be backfilled into the South Pit. The East Mine Phase 1 and Phase 2 are east extensions of the No. 8 Mine west. Once phase 2 has commenced the western portion of the mine will be developed. Mining of the No. 8 Mine west will generally progress from west to east with at least two phases active at one time to ensure mining room is available and a steady supply of coal can be released. Waste spoiling will take place outside of the pit initially and backfilling of pits will occur once mine phases are completed. The pits are divided into 6 phases and mining begins with the North Syncline Phase 1 pit and progresses to the South Phase 1 pit. This is followed by the Monocline Pit and then the South Phase 2 pit and finally the North phases 2A and 2B follow with spoiling occurring back into the earlier mined out phases. See Figure 19-6 for spoiling locations as the pit advances.

The mine design parameters shown in Table 19-5 are based on numerous geotechnical reports on pits throughout the Smoky River coal field, and years of observational experience in the area. The design parameters differ slightly from the parameters that comprised the mine permit application in that they are somewhat more conservative for highwall overall angles.

TABLE 19-5 NO. 8 MINE DESIGN PARAMETERS

Design Element	Parameter	Specification
Highwall (parallel to strike)	Rock overall slope angle	48.7º
	Rock bench face slope angle	60-65º
	Rock single bench height	15 m
	Rock berm interval	30 m
	Rock berm width	5-10 m
	Overburden slope cut angle	40º
	Overburden-bedrock interface berm width	15-16 m
Endwall (perpendicular to strike)	Rock overall slope angle	54.1º
	Rock bench face slope angle	67º
	Rock single bench height	10 to 15 m
	Rock berm interval	30 m
	Rock berm width	5-10 m
Footwall	Overall slope angle	Variable, depending on bedding dip. Maximum of 56º, minimum of 30º Typical footwall rock slope for North Syncline North wall is 34º, North Syncline South wall is 54º, and South Syncline North wall is 45º
	Berm interval (4FW,Bench SS)	15 m (50 ft) >60º 30m (100 ft) 55º-60º 45m (150 ft) 50º-55º 60m (250 ft) 45º-50º 75m (300 ft) 40º-45º 120m (400 ft) <40º
	Berm Interval (Torrens Top, Torrens "Hard Zone")	As above but add one bench to height per bedding dip class.
Waste dump	Slope angle	37º
	Reclaimed slope angle	27º
	Swell factor	25%
Material characteristics	Rock density	2.6 t/m^3
	Overburden density	1.9 t/m^3
	4 Seam coal density	1.45 t/m^3
	10 Seam coal density	1.51 t/m^3

Source - AMEC Technical Report 2005 (Modified to 10 m benches), plus incorporating KEH and Associates May 19th 2006 report

The No. 8 Mine plan consists of 15.8 Mt (ROM) of higher value metallurgical coal. AMEC has reviewed the pit design methodology for calculating the ultimate pit limits based on the available geological block model.


Legend
Topographic Contours (50ft)
Waterways
Roads
New Roads
Pit Contours (50ft)
Intermediate Pit End Wall Contours (50ft)
Monocline Pit
Phase 2B
Grande Cache Coal Corporation
8 Mine
8 Mine West Pits and Phases
amec
Figure 19-3

FIGURE 19-3 NO. 8 MINE EAST MINE STATUS YEAR 1


Legend
Topographic Contours (50ft)
Waterways
Roads
New Roads
Pit Wall Contours (50ft)
Spoil Location Crests End of Year 04
Spoil Location Toes End of Year 04
Spoil Location Crests End of Year 10
Spoil Location Toes End of Year 10
Main Pit
Grande Cache Coal Corporation
8 Mine
8 Mine West Pits and Spoils
End of Mine
amec

FIGURE 19-4 NO. 8 MINE EAST MINE STATUS YEAR 5


Coal Haul
Waste Haul
Oxbow Dump
3400
Permanent
Haul Road

FIGURE 19-5 NO. 8 EAST MINE INITIAL PIT AND SPOIL LOCATIONS


N
Coal Haul
East Middle Pit
InPit Dump
4615
Permanent
Haul Road
Waste Haul
East South Pit
InPit Dump
3805

FIGURE 19-6 NO. 8 MINE EAST PITS AND SPOIL LOCATIONS

Mining recovery of the coal seams varies with the average thickness of the seam and the contact with hanging wall and footwall rock. In general, a loss of coal is applied to the two contacts, and dilution is added as a partial replacement of the lost coal but at a higher ash percent. The resulting delivered coal has a higher delivered ash than in-place coal and a slightly higher bulk specific gravity. The parameters used at No. 8 Mine, listed in Table 19-6, have been developed empirically over the years of operation in the Smoky River coal fields and, on average, have been found to approximate the measured differences in in-place and delivered ash.

TABLE 19-6 NO. 8 MINE COAL RECOVERY PARAMETERS

Seam	Average Thickness (m)	In-situ Ash (%)	Dilution Thickness (m)	Dilution Ash (%)	Loss Thickness (m)	Loss Ash (%)	ROM Ash (%)	In-situ Vol. Recovery (%)
4	6.0	16.0	0.20	80.0	0.50	19.2	19.6	95.0
10	4.0	24.0	0.20	80.0	0.75	28.8	28.2	86.3
11	3.0	21.8	0.20	70.0	0.75	26.2	24.9	81.7

Source - AMEC Technical Report 2005

TABLE 19-7 NO. 8 MINE AVERAGE COAL QUALITY VALUES

Seam Number	Ash (Weight %)	VM (Weight %)	Sulphur (Weight %)	FSI	R_{OMAX} (%)
4	16.0	20.4	0.43	5.5	1.58
10	24.0	23.0	0.39	5	1.50
11	21.8	26.0	0.50	4	1.40

Source - GCC operating data June 06.

The haul road design, blasting and infrastructure will be the same as described for No. 12 Mine South B2.

19.1.3 No. 16 Mine

The No. 16 Mine deposit is covered under coal lease 1304020419. The mining in No. 16 Mine will be completed with the standard equipment currently employed at No. 12 Mine South B2 and discussed above. The development plan for No. 16 Mine has evolved over time and its current start date has not been determined.

Figure 19-7 shows the ultimate pit and waste dump locations.

Mining will generally progress from north to south and the pit will be developed in two phases in order to ensure a timely supply of coal. Waste spoiling is primarily planned for outside of the pit. Due to the steepness of the pit footwalls no backfilling of mined out areas is planned at this time.

The mine design parameters shown in Table 19-8 are based on current operating experience and geotechnical investigations. The design parameters differ slightly from previous parameters in that the bench height has been decreased to 10m (33 ft) to accommodate the digging reach of the current hydraulic shovel.

TABLE 19-8 NO. 16 MINE DESIGN PARAMETERS

Design Element	Parameter	Specification
Highwall (parallel to strike)	Rock overall slope angle	54º
	Rock bench face slope angle	68º
	Rock single bench height	10 m (33 ft)
	Rock berm interval	20 m (66 ft)
	Rock berm width	6-7m (9-10m Weir)
	Overburden slope cut angle	37 to 45 º
	Overburden-bedrock interface berm width	11-18 (9 metres Weir)
Endwall (perpendicular to strike)	Rock overall slope angle	54º
	Rock bench face slope angle	68º
	Rock single bench height	10 m (33 ft)
	Rock berm interval	20 m (66 ft)
	Rock berm width	6-7m
Footwall	Overall slope angle	Variable, depending on bedding dip.
	Berm interval	
	Berm Width	
Waste dump	Slope angle	37º
	Reclaimed slope angle	27º
	Swell factor	25%
Material characteristics	Rock density	2.6 t/m^3
	Overburden density	1.9-2.0 t/m^3
	4 Seam coal density	1.42 t/m^3
	Other seam coal density	1.45 t/m^3

Source - Wier Technical Report April 2004 .(modified for 10 meter benches)

Mining recovery for 4 Seam is assumed to be 95%, for other seams it is between 50 and 80 % as illustrated in the table below.

TABLE 19-9 NO. 16 MINE COAL RECOVERY PARAMETERS

Seam	Average Thickness (m)	In-situ Ash (%)	Dilution Thickness (m)	Dilution Ash (%)	Loss Thickness (m)	Loss Ash (%)	ROM Ash (%)	In-situ Vol. Recovery (%)
4	7.0	11.3	0.10	80.0	0.45	13.6	13.0	95.0
5	1.6	24.0	0.05	80.0	0.75	28.8	25.0	56.3
6	1.5	22.2	0.08	70.0	0.55	26.6	25.3	68.7
7	2.6	20.0	0.08	70.0	0.55	24	21.8	81.9
8	1.0	41.4	0.08	70.0	0.55	49.7	37.7	53.0

Source - GCC Excel June 06.

The No. 16 Mine reserves consist of 10.4 Mt (saleable) of metallurgical coal. The pit designs shown in Figure 19-7 contain all of these reserves.

The pit limit is based on the geological block model and was designed by the previous mine owners and has an overall strip ratio of 7.1 bcm's per clean tonne of coal. The economic assumptions that were used to generate a Lerchs-Grossman mining limit have been reviewed. In view of the surface mine costs that have been calculated for the No. 12 and No. 8 Mine and the current coal market, it is reasonable to assume the basis of the pit limit remains valid.

TABLE 19-10 NO. 16 MINE AVERAGE COAL QUALITY VALUES

Seam Number	Ash (Weight %)	VM (Weight %)	Sulphur (Weight %)	FSI	R_{OMAX} (%)
4	11.3	18.5	0.40	4	1.69
5	24.0	20.6	0.64	5	1.65
6	22.2	20.4	0.78	5	1.63
7	20.0	19.3	0.45	4	1.61
8	41.4	23.0	0.41	2	1.60

Source - GCC Excel data June 06.

The haul roads, blasting design and infrastructure will be the same as previously described for No. 12 Mine South B2.


1550
1600
1650
1670
1850
1880
1880
1850
1880
EXISTING No. 12 MINE B2 PIT
amec
Grande Cache Coal Company
16 Mine
16 Mine East
Proposed Layout

FIGURE 19-7 NO. 16 MINE ULTIMATE PIT AND SPOIL LOCATIONS

19.1.4 No. 7 Mine

The development of No. 7 Mine is being directed by GCC under Coal Lease No. 13000900001 from Alberta Energy and Utilities Board (EUB), and has been in production under the new owners since 2004.

GCC has scheduled 3.3 million tonnes (ROM) to be mined from the No. 7 Mine over the 2007 to 2009 period.

The current status of the underground workings at No.7 Mine is shown on FIGURE 19-8. The mine utilizes the supersection method of mining[4]. Seven entry panels have been developed with one belt conveyor system. Two continuous miners are utilized on the mining unit, but only one continuous miner cuts coal at a time. Three shuttle cars are use to transport the coal from the continuous miners to the belt conveyor system. Two roof bolting machines are used to install roof support.

A mining recovery of 70-75% is achieved with de-pillaring of the development panels. The mine produces on a continuous 4 x 4 rotation days and nights, 105 hour shifts with down periods between shifts for a utility crew to move conveyor sections etc. Additional equipment consists of a feeder breaker and one scoop. The mine is capable of producing at a peak rate of 1.15 Mt (ROM) coal per year.

[4] Source: GCC staff and Weir International Mining Consultants, Technical Report on the Proposed Grande Cache Coal Project, April 2004.


100003 E
111000 E
112003 E
113000 E
114000 E
34000 N
33000 N
32000 N
31000 N
Mine Portal
N
LEGEND:
Stopping
Door
Regulator
Brattice
Overcast
Depillar Area
This Document was prepared exclusively for Grande Cache Coal by AMEC Americas Limited
PROJECT PHASE
COORDINATE SYSTEM
PROJECT NO 155814
SCALE 1" = 508'
AREA No. 7 Mine
SUBJECT
Mine Development
amec
CLIENT DWG. NO.
Source: Grande Cache Coal
DRAWING NO.
REV.
CADD FILE ADDRESS
REV Y/MM/DD
REVISION
DRN DSN CHK APP APP APP APP
REF NUMBER
REFERENCE TITLE

FIGURE 19-8: CURRENT STATUS MAP OF NO. 7 MINE WORKINGS

19.2 Process Operations and Recoverability

The coal processing facility, located in the Smoky River valley next to Highway 40 and the rail line and load-out, is currently in operation processing coal from the No. 7 Mine underground area and No. 12 Mine South B2 Pit surface mine. The addition of coal from No. 8 Mine and No. 16 Mine will require additional plant operating hours for processing but will reduce the unit cost of the saleable coal by spreading out the fixed costs over additional product tonnes.

Since restarting mining operations, GCC has spent considerable time and money in rehabilitating the existing processing facility to ensure clean coal yields are closer to optimum, given the processes currently available, and reliability is improved. The plant has produced at a rate of 1.9 Mt per year and GCC staff indicated that a study has been completed to review what would be required to raise the production to 3.0 Mt per year. Plant facilities include raw coal storage and handling, the coal wash plant and thermal dryer, the coarse reject storage area at Flood Creek, the fine coal tailings ponds, the associated buildings, pumps, roads and conveyors, and the train load-out facility.

The processing facility is generally typical for Western Canadian metallurgical coal and has been described in detail in the previous reports. ROM coal is first run through a rotary breaker where approximately 2% of the feed is lost as breaker reject which would include dilution rock and parting material that does not break down smaller than 38mm. The feed material is separated according to size with the coarser fraction reporting to the Heavy Media circuit and the finer coal reporting to Froth Flotation circuits. The lighter overflow goes to clean coal, which is dried to reduce moisture content to product specifications, and the heavier underflow goes to tailings or rejects. GCC is presently introducing a bypass circuit for the > 3 mm (1/8 inch) size fraction. This size fraction is normally at 9.5% ash and would therefore not require washing and drying.

Table 19-11 through Table 19-13 shows average expected process recoveries for the various coal seams at each mining location.

TABLE 19-11 NO. 8 MINE – COAL PROCESS RECOVERY BY SEAM

Seam	ROM Ash (%)	Breaker Reject (%)	Breaker Ash (%)	Feed Ash (%)	Plant Yield (%)
4	19.6	2.0	70.0	18.6	74.8
10	28.2	2.0	70.0	27.4	47.7
11	24.9	2.0	70.0	24.0	56.8

Source - AMEC Technical Report – 2005

TABLE 19-12 NO. 12 AND NO. 7 MINE - COAL PROCESS RECOVERY BY SEAM

Seam	ROM Ash (%)	Breaker Reject (%)	Breaker Ash (%)	Feed Ash (%)	Plant Yield (%)
4	18.7	12	60	13.1	81.6
5	30.2	15	60	24.9	45.7
6	33.5	15	60	28.9	33.7
7/8	18.8	15	60	11.6	86.2

Source - Operational Data from GCC Geologist 2006

TABLE 19-13 NO. 16 MINE – COAL PROCESS RECOVERY BY SEAM

Seam	ROM Ash (%)	Breaker Reject (%)	Breaker Ash (%)	Feed Ash (%)	Plant Yield (%)
4	13.1	5.0	60.0	11.7	88.9
5	25.1	5.0	60.0	23.4	61.9
6	25.3	5.0	60.0	23.6	61.3
7	21.8	5.0	60.0	20.4	68.9
8	37.7	5.0	80.0	35.6	33.4

Source - GCC Geologist Estimate June 2006

19.2.1 Processing Description

ROM coal is delivered by truck from the existing operations to a ROM coal stockpile. The coal is reclaimed using vibratory feeders, located in a reclaim tunnel. The feeders load the ROM coal onto a reclaim conveyor that transfers the coal into the breaker station. A vibratory screen sizes the coal with the –19 mm screen underflow being directed to the ROM coal silo feed conveyor. The +19 mm screen overflow reports to one of two rotary breakers that break the more friable coarse coal and reject the harder, higher ash coarse material. The rotary breakers are fitted with 38 mm aperture panels, which allow –38 mm raw coal to pass through onto the raw coal silo feed conveyor. Oversize material is conveyed to an outdoors storage pile and then trucked to construction projects such as raising the Pond dykes and, the planned rollout berms for the No 8 Mine East Extension waste rock dumps. There remains storage capacity at the existing coarse reject disposal facility at Flood Creek; however, as this is a longer haul it will only be utilized as a last resort.

After removal of the oversize material in the breaker, the –38 mm plant feed is conveyed to the 1,800 tonne raw coal silo. Raw coal is recovered from the silo by four vibratory feeders onto the coal processing plant feed conveyor, equipped with a tramp

iron magnet and a belt scale, and conveyed to the desliming section of the processing plant.

The raw coal feed is divided and distributed over eight sieve bends that discharge directly to the eight desliming screens fitted with 0.5 mm aperture panels. The deslimed coarse coal (38 mm x 0.5 mm) then passes to a mixing box where it is mixed with water and magnetite and fed to eight 600 mm diameter heavy media cyclones. The fine coal (-0.5 mm) screen underflow is pumped to a distribution box and then pumped to the froth flotation circuit.

The heavy media cyclones separate the raw coal into clean coal and rejects at a separation density of 1.50 to 1.55. The magnetite media is recovered from each product on drain and rinse screens. The dilute media underflow from the screens is passed through magnetic separators to recover the magnetite that is returned to the cyclone circuit for re-use. The non-magnetic materials are removed from the circuit to prevent a build-up of fines.

The drained coarse clean coal is dewatered in centrifuges and discharged to the clean coal conveyor. The drained coarse reject material is conveyed to the discard bin for removal by truck to be utilized in construction projects or alternatively hauled to the Flood Creek disposal facility.

The –0.5 mm raw coal is separated into clean coal and tailings in a bank of five 8.5 cubic metre capacity flotation cells. A commercial frother and diesel fuel reagents are required for this process. The clean coal froth is passed to three vacuum disc filters for dewatering. Each disc filter has twelve 3.8 metre diameter filter discs. The filter cake is discharged from the disc filters and combined with the clean coarse coal on the clean coal conveyor for transport to the thermal dryer.

The fluidized bed thermal dryer is located in a separate building adjoining the coal processing plant and has a maximum rated capacity of 41 cubic metres per hour of water evaporation. Dried clean coal from the dryer is conveyed to the clean coal stockpile.

The tailings from the flotation cells are thickened in a tailings thickener and then pumped to the tailings ponds located on the south side of the Smoky River.

Clean coal is reclaimed using vibratory feeders, located in reclaim tunnel under the stockpile, then transferred by conveyor to a load-out bin for loading into rail cars. After loading, the top surface of the coal is sprayed with a latex solution to inhibit dusting and coal losses during rail transport.

19.3 Site Infrastructure

Provincial Highway 40 is a paved, two-lane road that connects the Project area with the town of Grande Cache and with the communities of Grande Prairie to the north and Hinton to the southeast. The Project area is served by an existing branch line of Canadian National Railway (CN), which connects with the main lines, allowing access to the three major coal export terminals in British Columbia, or to the Great Lakes.

The Project uses the existing coal processing, coal loading, rail and waste storage infrastructure previously owned and operated by Smoky River Coal Limited (SRCL) and predecessor companies over a period of approximately 30 years.

Electrical power is available at the plant site from the Alberta Interconnected Electrical grid system and the nearby Milner Power station. A transmission line currently runs across the east side of the No. 8 Mine area from the plant site to the No. 7 Mine underground. There are currently no plans to use electric equipment in the open pits.

19.4 Tailings Impoundment

There are three tailings ponds currently available for the storage of tailings material. The tailings ponds are designed to receive the fine refuse slurry material by pipeline from the tailings thickener. The most recent reviews MDH in 2006 and 2007 indicated no immediate stability concerns with any of the impoundment dykes and GCC monitors stability and groundwater conditions.

Historically, predecessor companies of GCC had been able to re-use Pond 1, Pond 3 and Pond 4 by dredging the fine tailings and selling it as fuel to the adjacent power plant. However, this option is not yet available due to environmental constraints at the power station; therefore GCC is investigating alternates to increase storage capacity. For example,

- the containment dyke surrounding Pond 3 is being raised which will provide a further one to two years of capacity,
- investigate the opportunity to transfer the surface lease of Pond 4 from Alberta Sustainable Resource Development, which would provide several years of storage capacity,
- pursue the option of combining the dyke around pond #1 and pond #2 to make one larger pond.

The coarse plant rejects are being hauled to raise Pond 3 and they will also be utilized to build a toe buttress for the proposed No 8 East Mine dumps. In addition there remains a storage facility at Flood Creek which has an estimated remaining life of 4 to 6 years.

Long range plans for the management of both the fine and coarse refuse are a critical factor in the continued operation of GCC.

19.5 Water Management

All surface water that passes through the various mine areas must be collected and channelled to settlement ponds to ensure total suspended solids and other water quality parameters meet the criteria set forth in the regulations and approvals before discharge to the environment. Likewise groundwater collected in-pit must meet water quality guidelines before discharge to the environment. The Mine License and EPEA approval process details the necessary steps and safeguards required for water management at the 16 and No. 8 Mine sites, which should be the same as those mandated for the No. 12 Mine South B2 pit currently in operation at GCC.

19.6 Markets

The principal product from GCC is hard coking coal. Metallurgical coal is a term used to describe coal products suitable for making steel in the integrated steel mill process. There are three main categories of metallurgical coal: hard coking coal that forms high-strength coke; semi-soft coking coal that produces coke of lesser quality; and PCI coal that is used primarily for its heat value and is not typically considered a coking coal. Semi-soft and PCI coals have lower sales values compared to hard coking coal due to the relative availability of these products.

Oxide coal, a secondary product, at GCC is metallurgical coal that over time has been exposed to oxygen by being within about 8 to 10m of surface or sub-crop. The coking properties in the oxide coal no longer exist, however most of the heating value remains. Markets exist for the oxide or thermal coal produced at GCC and it can be sold as export ROM oxide coal or can be sold to the H.R. Milner generating station on a heating value basis whichever delivers the greatest return to GCC.

The principal market for Grande Cache's hard coking coal is the seaborne hard coking coal market. The seaborne hard coking coal market is defined by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the relative low cost of seaborne transportation. Total worldwide production of seaborne hard coking coal was

approximately 200 million tonnes in 2005[5]. Australia is the largest source of seaborne hard coking coal while Canada is the second largest source..

GCC currently competes primarily with coal producers from Canada, Australia and the United States in the seaborne hard coking coal market. The supply of coal in the global markets and the demand for coal among the world's steel producers has historically provided for a competitive seaborne market. Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates. In addition, a number of steel producers deal with multiple coal suppliers in order to promote security of supply and further competitiveness in this market, although this dynamic has been off-set somewhat by consolidation of producers. The competitive position of GCC is determined primarily by its production and transportation costs compared to those of other producers throughout the world. Costs are influenced largely by the location and nature of coal deposits, mining and processing input costs, transportation and port costs, currency exchange rates, operating and management skill and government taxation and policy.

Demand for seaborne hard coking coal was strong in 2004 and 2005. Demand remained strong in 2006 but supply and demand began to come into balance, therefore, prices generally fell across the board for hard coking coal. For 2007, price for Canadian hard coking coal fell again but still remained well above the pre-2004 pricing floor.

The sale of seaborne coking coal is typically governed under contracts that fix the coal price for one year and require annual price negotiations. Up until the year 2001, benchmark prices for Australian and Canadian hard coking coals were negotiated with Japanese steel mills and there was little variation in pricing of coals with broadly similar characteristics. Prices in most other markets were negotiated annually between individual buyers and sellers after Japanese price negotiations were finished. Since 2001, Japanese coking coal buyers have negotiated prices individually and the influence of Japanese market settlements on prices in other markets has diminished.

19.7 Contracts

GCC has signed contracts and completed negotiations for hard coking coal and PCI sales on approximately 1.4 million clean tonnes for the coal year commencing April 1, 2007. An additional 0.2 million clean tonnes can be requested by two customers. Contracts are generally renewed on an annual basis with final tonnage and price commitments for the coal year defined annually.

[5] Source: World Coal Institute web page: http://www.worldcoal.org/pages/content/index.asp?PageID=188.

GCC is planning a staged expansion of metallurgical coal production to 2.5 million tonnes of product per year (combined open pit and underground production). The marketing plan with rail, port and customers reflect this expansion.

Over 50 million tonnes of metallurgical coal was supplied to international markets from the Smoky River Coalfield between 1970 and 2000. The coal has been used by many of the major steel producers in Asia, Europe and South America. GCC is currently selling coal into the Asian Pacific Rim, Eastern Canada and Europe. Trial cargos are going into Europe, Turkey, China and Brazil. Marketing discussions with potential new clients in Eastern Canada and South America are ongoing.

GCC has also signed a contract with Canadian National Railway for the transport of coal to terminals on the Great Lakes and the west coast. Price and car commitment is open to negotiation on an annual basis. Contracts with shipping ports are in place with West Shore Terminals located at Robert Banks near Vancouver, B.C. and, with Thunder Bay Terminals on Lake Superior in Ontario.

19.8 Environmental Considerations

Mine sites in Alberta require numerous permits, licenses and approvals in order to operate, and various regulatory authorities supervise mining operations to ensure that the conditions and standards, which apply to mining activities, are adhered to. Operation of GCC properties will require regular and open communication between management and regulatory authorities as existing permits, licenses and approvals require periodic updating and renewal. New applications will be filed from time to time in order to commence and expand mining operations. In this regard, the No. 8 Mine West area is currently permitted as a mine by Alberta Energy and Utilities Board (EUB) and Alberta Environment (AENV). Permitted areas require a Mine License from EUB and a concurrent Alberta Environmental Protection and Enhancement Act (EPEA) approval from AENV before work commences. These approvals ensure that regulators are satisfied that the mining area can be developed safely, with minimal effect on the environment, and also details the reclamation required at the end of the mine life. Similar data and reports will be required prior to mining at the No.16 Mine area.

Grande Cache's area of operations will be contained within the boundaries of the mine permit designated by EUB. The EPEA approval will require that land disturbed in connection with mining operations be reclaimed by Grande Cache Coal.

Grande Cache's operations in Alberta are also subject to the Fisheries Act (Canada) which prohibits the deposit of a toxic substance into waters that are inhabited by fish and the destruction of fish habitat. Provisions of the Fisheries Act (Canada) require

that a permit be obtained to allow new activities or discharges that may impact aquatic habitats, including new operations at river and stream crossings. Further, new operations at rivers, streams or other bodies of water may require an approval under the Navigable Waters Protection Act (Canada). Other federal statutes that apply to Grande Cache's operations include the Canadian Environmental Protection Act, 1999, which regulates the use of substances that are considered to be toxic, and the Explosives Act (Canada), which regulates the use of explosives.

GCC is in the process of assembling an application for a permit amendment to the EUB and AENV for EPEA approval. The amendment asks that the area covered by coal lease 1306020563 which is the south easterly extension of No. 8 Mine be added to the permit.

GCC has stated that it is not aware of any matters which would hinder its ability to obtain or renew the permit, the licenses and other approvals which it requires to operate. However, the application must address the environmental sensitivities fully to the satisfaction of the regulatory agencies. Concerns from public stakeholders must also be addressed. The time required to obtain the approval is difficult to predict with certainty. Approvals for new mining projects are subject to provisions for public hearings which could extend the approval process by a number of months.

19.8.1 Releases

Federal and provincial environmental legislation regulates the discharge or release of substances into the environment. Generally, these regulations prohibit unauthorized releases that have an adverse effect or potentially adverse effect on or otherwise impair the environment. GCC has provision for an Environmental Management System ("EMS") that incorporates measures to prevent unauthorized releases and appropriate emergency response procedures and training programs to minimize any environmental impact from its operations. GCC has the elements of an EMS in place in accordance with EPEA approval 155804-00-02. The EPEA approval is very prescriptive in monitoring, reporting and data control requirements. GCC has a minesite based Environmental department to carry out the responsibilities outlined under the EPEA approval.

19.8.2 Reclamation Activities

GCC has an approved reclamation plan for land disturbed as a result of mining. Reclamation to date has been confined to seeding of road fill areas and erosion control activities, as well as salvage and stockpile of soil materials that will be used later for capping of reclaimed sites. In Alberta, reclamation activities are governed by the approval issued under the EPEA. Mine operators are required to submit an annual

report to the EUB and Alberta Environment that includes a report on reclamation activities. Inspectors from Alberta Environment regularly inspect sites to confirm compliance with approved reclamation plans. GCC has a reclamation data base of over thirty years of revegetation research and monitoring conducted by the Alberta Research Council. The original No. 8 Mine area was one of the first reclaimed mountain areas in Alberta that has received a Reclamation Certificate under provincial approval. This demonstrates that reclamation in the Grande Cache mining area is achievable.

19.8.3 Reclamation Security

The Alberta Government requires security to be posted for reclamation obligations based on forecasted costs to reclaim sites disturbed by mining. This requirement for security is often satisfied by posting letters of credit issued by a Canadian chartered bank. The cost of this security is based on $0.85 per tonne of coal mined from surface leases and $0.10 per tonne mined from underground.

19.8.4 Aboriginal Rights Claims

Canadian courts have recognized that aboriginal peoples may continue to have certain rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded which extinguish those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

The Aseniwuche Winewak Nation of Canada has identified a traditional land use area that encompasses a broad area of west central Alberta, including GCC's lease areas. The Aseniwuche Winewak Nation of Canada strives to achieve economic enhancement for its constituents. GCC and the Aseniwuche Winewak Nation signed a joint agreement in January 2005 covering areas of mutual support and environmental monitoring. GCC has also engaged in discussions with the Local Council #1994 of the Metis Nation of Alberta in respect of a joint agreement regarding mutual support and environmental monitoring. In addition, in order to facilitate even better communication, GCC deals with the house holders of the nearest community (Wanyandie Flats) directly.

19.9 Taxes

The real property holdings of Grande Cache are held through Alberta Crown coal leases. Alberta Crown coal leases are granted, under the Mines & Minerals Act

(Alberta), for a term of 15 years and are renewable, subject to the regulations in force at the time of renewal, terms and conditions prescribed by order of the Alberta Minister of Energy and consideration of remaining coal reserves. Annual lease rental rates are $3.50 per hectare. Bituminous coal under Crown coal lease is subject to royalties which are levied based on revenue generated by the sale of the coal resource net of the related transportation costs of the marketable coal. Royalties are based on a two-tiered system with an initial rate of one percent of the net revenue of marketable coal produced from the Crown coal leases per month. Following the date when the cumulative net revenue of the coal mine equals or exceeds the aggregate of the allowed cumulative project costs and a 10% return allowance of the project, an additional royalty on bituminous coal is payable to the Crown, the value of which is equivalent to 13% of the net cash flow earned from Crown leases for a calendar year.

19.10 Capital and Operating Costs Estimates

Mine operating costs were estimated using recently quoted data from manufacturers, and operating experience gained by the onsite contractor during 2005 - 06. GCC has obtained several quotes for new and used equipment and these were utilized whenever possible, although price and availability can fluctuate with demand. The operating costs listed are deemed a reasonable estimation for the No. 12 South B2 Mine and the planned No. 8 Mines. The operating costs for used equipment have been escalated by 20% over new equipment estimates. Projected unit costs for the different mining tasks are shown in Table 19-14.

TABLE 19-14 MINE ESTIMATED UNIT OPERATING COSTS

		Year 1-2	Year 3-10
Surface Mine	$/bcm	$ 3.36	$ 3.18
Surface Mine	$/t	$ 8.86	$ 21.17
Coal Haul	$/t	$ 9.98	$ -
Processing	$/t	$ 12.48	$ 9.67
Administration Site Office	$/t	$ 4.73	$ 4.73
Off Site Costs	$/t	$ 32.14	$ 31.26
		$ 68.19	**$ 66.83**

		Year 1-2	Year 3-10
Underground Mine	$/t	$ 13.35	$ 14.16
Coal Haul	$/t	$ 6.50	$ 9.98
Processing	$/t	$ 12.48	$ 9.67
Administration Site Office	$/t	$ 4.73	$ 4.73
Off Site Costs	$/t	$ 32.14	$ 31.26
		$ 69.20	**$ 69.80**

Surface Mining includes loading, hauling waste, drill, blast, dozing, support (graders and water trucks), Ancillary Support which includes; services, materials and light vehicles; environmental and mine staff costs.

Coal haulage from No 12. Mine South B2 is assumed to be completed via a contractor utilizing 30 tonne coal haulers and is based on agreed upon contracted charges. It has

been calculated at an average of $9.98 per tonne of ROM coal. Coal haulage costs for No. 8 Mine assume hauling utilizing 170 tonne trucks to a conveyor hopper located near the existing plant facilities. The eventual transportation of coal to the plant must be studied separately and the cost will be justified on its own merit.

Other on site costs include all process and tailings tasks, plus other Admin costs such as Staff and insurance.

Offsite costs include port and rail costs, marketing and other head office charges.

The capital expenditures, both initial and sustaining for No. 12 Mine South B2 and No. 8 Mine are shown in Table 19-15. Approximately $45 million is required for initial mine equipment including the hydraulic shovels, production drill, haulage trucks, dozers, loaders, and support equipment. Recent budgetary quotes on the large equipment were used in the capital estimation. Pre-production costs for the No. 8 Mine are estimated at $0.5 million, which will include clearing and grubbing the area, initial access and haulage road construction, initial soil salvage, pre-stripping the initial mining area, and construction of environmental control structures. Since access to the site already exists, logging is assumed to be revenue neutral as the value of the merchantable timber should cover harvesting costs.

TABLE 19-15 CAPITAL EXPENDITURE ESTIMATE

MINE CAPITAL	Unit Cost (k$)	Cost (k$)
Development (Exploration and Permitting)		7,000
Underground		37,939
Plant		8,775
Site Services Equipment	Lump Sum	2,020
Surface Equipment		70,339
MINE TOTAL		**126,073**
Contingency	10%	12.600
TOTAL CAPITAL		**138,700**

19.11 Economic Analysis

The economic analysis is produced on an un-inflated pre-tax basis (see Table 19-17). Coal sales prices have been projected based on general industry standards from current $82 to $75 going forward. The assumed exchange rate is $0.88CDN/US. Provincial royalties owing on the coal mined are included. No. 8 Mine and No. 16 Mine pits will be part of the overall GCC operations which currently include the 7 Mine underground and the No. 12 South B2 contract mining operation.

The project base case shows a pre tax NPV at a 10% discount rate of $13.6 million. The sensitivity analysis is shown in Figure 19-9. The project is most sensitive to selling price in $US and exchange rate ($CAN/$US) both of which affect the selling price in $CAN. The project appears far less sensitive to changes in operating costs and initial capital requirements

19.12 Risk Statement

The financial results presented in this report represent a forward looking information regarding future projections of mining operations and resulting cash flows. GCC, their Shareholders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves a number of assumptions, known and unknown risks and uncertainties, that could cause actual results to differ materially from those forecast. These risks include, but are not limited to the future price of coal, rail freight rates and availability of coal cars to transport the coal to port. There may be inflation of input costs such as diesel, steel, and labour as well as mining equipment. The high activity in the mining industry and other industries that rely on large earth moving equipment may cause delays in delivery of mining equipment. There can be delays in obtaining or renewing mining permits. Concerns over greenhouse gas emissions and compliance with Kyoto protocol may place additional costs on a coal mining operation or negatively impact the market for coal.

TABLE 19-16 CASH FLOW SUMMARY

Period	1	2	3	4	5	6	7	8	9	10
Year	2007/2008	2008/2009	2009/2010	2010/2011	2011/2012	2012/2013	2013/2014	2014/2015	2015/2016	2016/2017
ROM Coal Production, Kt										
Metallurgical Coal Surface Mining	1,097	1,207	1,235	1,294	1,963	1,963	1,963	1,963	1,963	1,963
Metallurgical Coal Underground Mining	1,093	1,136	1,125	1,093	1,093	1,093	1,093	1,093	1,093	1,093
Total ROM Coal Production, Kt	2,190	2,343	2,360	2,387	3,056	3,056	3,056	3,056	3,056	3,056
Saleable Coal Production, Kt										
Total Saleable Metallurgical Coal Production, Kt	1,577	1,746	1,758	1,779	2,277	2,277	2,277	2,277	2,277	2,277
Total Saleable Thermal Coal Production, Kt										
Total Saleable Coal Production, Kt	1,577	1,746	1,758	1,779	2,277	2,277	2,277	2,277	2,277	2,277
Thermal Base Sales Price, $/GJ FIS HR Milner	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Thermal Coal Quality, GJ/t as received	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Thermal Coal Quality, GJ/t dry basis	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Thermal Coal Quality Price Adjustment, $/GJ	$0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Thermal Sales Price, $/GJ FIS HR Milner	$0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Sales Price										
Metallurgical Coal - US$/t FOB West Coast	$82.00	$82.00	$80.00	$80.00	$75.00	$75.00	$75.00	$75.00	$75.00	$75.00
Thermal Coal, FIS HR Milner, $/t	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Exchange Rate, C$1.00 = US$	0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88
Total Revenue, $K	146,956	162,652	159,812	161,692	194,064	194,064	194,064	194,064	194,064	194,064
Total Revenue, $/t Saleable Coal	93.18	93.18	90.91	90.91	85.23	85.23	85.23	85.23	85.23	85.23
ROM Yield	72%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Surface Waste Movement, K BCM	4,736	3,558	7,462	7,752	15,524	15,525	15,524	15,524	15,524	15,524
Strip Ratio, BCM/export MTCC	3.0	2.0	4.2	4.4	6.8	6.8	6.8	6.8	6.8	6.8
Strip Ratio, BCM/saleable MT	3.0	2.0	4.2	4.4	6.8	6.8	6.8	6.8	6.8	6.8
Strip Ratio, BCM/t ROM	4.3	2.9	6.0	6.0	7.9	7.9	7.9	7.9	7.9	7.9
On Site Operating Costs, $K										
Underground Mining	21,748	22,504	22,909	26,395	26,395	26,395	26,395	26,395	26,395	26,395
Surface Mining	26,892	25,340	23,810	37,049	55,350	58,815	53,677	47,550	47,199	44,779
Processing	20,788	20,562	18,863	18,693	21,313	21,313	21,313	21,313	21,313	21,313
Administration Site Office	7,460	7,890	7,823	8,419	8,880	8,880	8,880	8,880	8,880	8,880
Total On Site Operating Costs, $K	76,886	76,296	73,405	90,556	111,938	115,403	110,265	104,138	103,787	101,366
Total On Site Op. Costs, $/t Export Coal	48.75	43.71	41.76	50.91	49.16	50.68	48.43	45.73	45.58	44.52
Royalty - Tier 1, $K	960	1,069	1,037	1,050	1,234	1,234	1,234	1,234	1,234	1,234
Royalty - Tier 1, $/t Export Coal	0.61	0.61	0.59	0.59	0.54	0.54	0.54	0.54	0.54	0.54
Off Site Operating Costs, $K										
Rail & Port	44,395	49,137	49,486	50,068	64,098	64,098	64,098	64,098	64,098	64,098
Head Office	6607	6607	6607	6607	6607	6607	6607	6607	6607	6607
Off Site Operating Costs, $K	51,002	55,744	56,093	56,675	70,705	70,705	70,705	70,705	70,705	70,705
Off Site Operating Costs, $/t Saleable Coal	32.34	31.94	31.91	31.86	31.05	31.05	31.05	31.05	31.05	31.05
Total Operating Costs & Coal Royalty, $K	128,847	133,109	130,535	148,281	183,877	187,342	182,203	176,076	175,725	173,305
Total Op. Costs & Coal Royalty, $t Export	81.70	76.26	74.25	83.37	80.75	82.28	80.02	77.33	77.17	76.11
Net Back $/CMT	11.48	16.92	16.65	7.54	4.47	2.95	5.21	7.90	8.05	9.12
Capital Costs, $K										
Development (Exploration & Permitting)	1,000	1,000	1,000	1,000	1,000	1,000	1,000			
Underground	3,739	2,450	14,650	3,000	1,750	5,000	4,000	2,100	1,250	
Plant	2,700	1,525	775	775	1,500	1,500				
Site Services Equipment	2,020		140							
Surface Equipment	30,319	0	7,286	7,285	18,957	5,557	-	935	-	-

TABLE 19-17 ECONOMIC ANALYSIS FOR NOS. 12B2, 8 AND 16 MINE

Year	2007/2008	2008/2009	2009/2010	2010/2011	2011/2012	2012/2013	2013/2014	2014/2015	2015/2016	2016/2017
ROM Coal Production, Kt										
Metallurgical Coal Surface Mining	1,097	1,207	1,235	1,294	1,963	1,963	1,963	1,963	1,963	1,963
Metallurgical Coal Underground Mining	1,093	1,136	1,125	1,093	1,093	1,093	1,093	1,093	1,093	1,093
Total ROM Coal Production, Kt	2,190	2,343	2,360	2,387	3,056	3,056	3,056	3,056	3,056	3,056
Saleable Coal Production, Kt										
Total Saleable Metallurgical Coal Production, K	1,577	1,746	1,758	1,779	2,277	2,277	2,277	2,277	2,277	2,277
Total Saleable Coal Production, Kt	1,577	1,746	1,758	1,779	2,277	2,277	2,277	2,277	2,277	2,277

IRR:		28%
Payback Period	Years	3
Cumulative NCF	Millions	$39.5
NPV 8%	Millions	$17.0
NPV 10%	Millions	$13.6
NPV 12%	Millions	$10.8

FIGURE 19-9 SENSITIVITY ANALYSIS


Sensitivity Analysis
Change in NPV at (10%)
350.0
250.0
150.0
50.0
-50.0
-150.0
-250.0
NPV at 10% ($CAN x million)
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Percent Change
Site Operating Costs
Initial Capital
FX Rate ($CAN/$US)
Sales Price $US

	NPV at 10% ($M)				
	-20%	-10%	0.0	10%	20%
Site Operating Costs	127.9	70.6	13.6	-44.0	-101.2
Initial Capital	31.9	22.6	13.6	4.1	-5.2
FX Rate ($CAN/$US)	266.1	125.7	13.6	-78.6	-155.2
Sales Price $US	-188.9	-87.8	13.6	114.4	215.6

19.13 Mine Life

The mine life for the combined open pit area as currently scheduled is approximately 10 years, this does not include all of the 8 Mine reserves or No. 16 Mine, starting in 2008 and ending 2017. Only proven and probable reserves are included in the assumed life. See Table 19-17 for the coal release scheduled as of April 1, 2007.

20 CONCLUSIONS AND RECOMENDATIONS

AMEC has the following conclusions regarding the open pits at Grande Cache Coal:

- the costs and assumptions for coal recovery, mining, and processing are reasonable;
- it is reasonable to expect that the coal in the combined open pits can be mined, processed, and shipped to market at a profit given the processes described, the expected sales tonnage, and the estimated prices for the final saleable products;
- the project is most sensitive to pricing ($US) and exchange rate and will not provide a positive NPV at a 10% discount rate if there is a decrease of 10% or more in the assumed coal price or, the US dollar with respect to the Canadian dollar.

AMEC recommends that Grande Cache Coal:

- pursue the geotechnical investigation of the No. 8 Mine East, and finalize the mining permit amendment application for this area.
- continue with the work toward obtaining a Mine License for No. 8 and No. 16 Mine;
- begin development planning and technical confirmation for the economic mining of the No. 12 South A deposit in order to convert the resources to reserves.
- take advantage of the current high market price for export metallurgical coal by minimizing controllable delays in commencing coal production from No. 8 and No. 16 Mine;
- determine a long range tailings management and disposal strategy as this is critical to the long term viability of the operation;
- future drilling programs require the retrieval of coal for sample analysis purposes. The current data base for the open pit deposits consists predominantly of data from previous mine operations along with some calculated quality from down hole geophysical logs. This data base should be upgraded with new sample data from coring;
- a reconciliation should be performed between the exploration quality data and the operational quality data. Run of mine samples should be compared to calculated values in the data base to determine if the calculation formula continues to be accurate. Based on spread sheet data reviewed by AMEC in No. 12 Mine South B2, the Ash % values for the operational coal samples appeared to be 1 to 2 percentage points higher than the estimated.

21 REFERENCES

"A Standardized Coal Resource/Reserve Reporting System for Canada" – 1989 – Energy, Mines and Resources Canada – J.D. Hughes, L. Klatzel-Mudry, D.J. Nikols

"CIM Definition Standards - On Mineral Resources and Mineral Reserves" - adopted December 12, 2005 - Canadian Institute of Mining, Metallurgy and Petroleum.

"Coal Geology, Resources and Reserves of the No. 12 Mine south B2 Pit Area, Smoky River Coalfield" - August 24, 2004 - Norwest Corporation

"Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, Coal" – November 23rd, 2003 – Canadian Institute of Mining, Metallurgy and Petroleum.

"Independent Qualified Persons Review and Technical Report No. 8 Mine Area Grande Cache, Alberta" – June 29th, 2005 – Amec Americas Limited

"*May 30 06 Site Visit Final Report Prepared for Grande Cache Coal Corporation*" – June 16, 2006 – KEH & Associates Ltd.

"National Instrument 43-101, Standards of Disclosure for Mineral Projects, Form 43-101F1 Technical Report" – December 30, 2005 – Ontario Securities Commission

"National Instrument 43-101, Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP" – December 30, 2005 – Ontario Securities Commission

"National Instrument 43-101, Standards of Disclosure for Mineral Projects, Form 43-101F1 Technical Report" – December 30, 2005 – Ontario Securities Commission

"*No 8. Mine Project Pit Walls & External Dumps – Preliminary Geotechnical Assessment Prepared for Grande Cache Coal Corporation*" – May 19, 2006 – KEH & Associates Ltd.

"*Technical Report on the Proposed Grande Cache Coal Project Prepared for Grande Cache Coal Corporation*" – April, 2004 – Weir International Mining Consultants

"*Technical Report For The No. 7/4 Mine*" prepared for Grande Cache Coal Corporation - June 2006 - Weir International, Inc.

"*12SB2 Pit – Bolted Footwall Slide Investigation Prepared for Grande Cache Coal Corporation*" – August 9, 2006 – KEH & Associates Ltd.

amec

CERTIFICATE OF QUALIFIED PERSON

Ross T. Griffiths, P.Eng.
AMEC Americas Ltd.
900, 801 - 6th Avenue SW
Calgary Alberta T2P 3W3
+1.403.298-4980
+1.403.298-4125
ross.griffiths@amec.com:

I, Ross T. Griffiths, P.Eng, do hereby certify that:

I am employed as a Principal Geologist of AMEC Americas Ltd., Oil Sands and Mining Division, 900, 801 - 6th Avenue SW., Calgary Alberta T2P 3W3

This certificate applies to the technical report entitled "2007 NI43-101 Technical Report Grande Cache Coal Corporation, Grande Cache, Canada" dated June 15, 2007.

I am a member of the Association of Professional Engineers, Geologist and Geophysicists of Alberta, member #M34590 and, of the Canadian Institute of Mining, Metallurgy and Petroleum, member #98621. I graduated with a Bachelor of Applied Science degree in Geological Engineering from the University of Toronto, Toronto, Canada in 1977. In addition, I have obtained a Masters in Business Administration degree from the University of Calgary, Calgary, Canada in 1989.

I have practiced my profession for a total of 27 years since my graduation from university. I have worked in the coal industry in Canada as a geologist for 21 years and have been involved in all phases of geological data gathering, evaluation and interpretation that results in the calculation of resources and reserves for coal deposits.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 *Standards of Disclosure for Mineral Projects* (NI 43–101).

I visited the Grande Cache Coal Mine between May 8 and May 9, 2007.

I am responsible for the preparation of sections 1 through 18, 20, 21 of the technical report titled "2007 NI 43-101 Technical Report, Grande Cache Coal Corp., Grande Cache, Canada" dated June 15, 2007 with the exception of the reserve estimate referenced in NOTE (1), Table 1-3 and Table 17-10 that refers to the reserve estimate from the Technical Report titled "Technical Report for the No. 7/4 Mine" dated June 2006, authored by Weir International Inc.

I am independent of Grande Cache Coal Corporation as independence is described by Section 1.4 of NI 43–101.

I have not had prior involvement with the Grande Cache Mine that is the subject of the Technical Report save for work performed as an independent consultant employed by AMEC Americas Ltd. on the preparation of previous Technical Reports in the years 2005 and 2006.

I have read National Instrument 43-101 and this Technical Report has been prepared in compliance with that instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.



PROFESSIONAL ENGINEER ALBERTA
ROSS T. GRIFFITHS

Ross T. Griffiths

Dated at Calgary this 2nd Day of July, 2007.

amec

CERTIFICATE OF QUALIFIED PERSON

Colin G. Weber, P. Eng
AMEC Americas Limited
900 AMEC Place 801 6th Avenue SW
Calgary, AB, Canada T2P 3W3
Tel: (604) 298-4531
Fax: (604) 298-4125

I, *Colin G. Weber, P. Eng*, am employed as a Principal Mining Engineer with AMEC Americas Limited.

This certificate applies to the technical report entitled 2007 NI43-1-101 Technical Report Grande Cache Coal Corp., Grande Cache, Canada dated June 15, 2007.

I am a member of the Association of Professional Engineers of Alberta (APEGGA) and the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from The University of British Columbia with a Bachelor of Applied Science in Mining and Mineral Process Engineering.

I have practiced my profession for twenty three years. I have been directly involved in open pit mine operations, in coal, base metals and gold as well as mine engineering duties related to scoping, pre-feasibility and feasibility studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Grande Cache Coal Property between May 8th and 9th 2007.

I am responsible for Section 19 of the 2007 NI43-1-101 Technical Report Grande Cache Coal Corp., Grande Cache, Canada dated June 15, 2007 with the exception of all technical and financial information relative to extraction of coal from the No. 7 Mine underground which was prepared as part of the reserve estimate in the technical report titled "Technical Report for the No. 7/4 Mine" dated June 2006 and authored by the Q.P. for Weir International Inc.

I am independent of Grande Cache Coal Corporation as independence is described by Section 1.4 of NI 43–101.

I have been involved with the Grande Cache Coal property since 2006 and was the mining QP for the 2006 NI431-101 Technical Report Grande Cache Coal Corp., Grande Cache, Canada 2006 Technical report.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Signed and sealed"

(Colin G. Weber, P.Eng*)*

Dated: this 28th day of June, 2007*)*

WEIR

CERTIFICATE OF QUALIFIED PERSON

Tom A. Tveten, CPG
Weir International, Inc.
1431 Opus Place, Suite 210
Downers Grove, Illinois 60515
630-968-5400
Fax 630-968-5401

The title of the Technical Report for which this Certificate of Qualification applies is "Technical Report for the No. 7/4 Mine" dated June 2006. Tom A. Tveten is a professional geologist, registered in the United States.

I, Tom A. Tveten, CPG

1. Am currently employed by:

   Weir International, Inc.
   1431 Opus Place, Suite 210
   Downers Grove, Illinois 60515

   In the capacity of Chief Geologist.

2. Am a certified professional geologist with the American Institute of Professional Geologist and a registered geologist in the states of Indiana, Kentucky, Pennsylvania, Illinois and Wyoming, United States. Am also a Chartered Geologist with the Geological Society of London, England. A summary of my relevant experience follows:

   Over 35 years of experience as a geologist. My experiences include the design and supervision of drilling and exploration projects and developmental analytical data, geologic mapping, reserve evaluation, mineability assessment, and development of geological databases for computer modeling. I have prepared reserve estimates for mining companies in Canada, South Africa, Venezuela, Australia and the United States. Supplementary Qualifications Include:

   - Experience in the interpretation of geophysical logs and coal seam correlation.
   - Experienced in geologic investigations related to both surface and underground mining operations.
   - Experienced in relating geological conditions to mining operations.
   - Experienced in developing computer databases and modeling coal deposits throughout the United States, Australia, Venezuela, South Africa and Canada.
   - Experienced in litigation support relating to reserve quantity and quality.

- Conducted exploration and development work in all major United States Coal Basins.

3. Have read the definitions of "Qualified Person" set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the Purposes of NI 43-101.

4. Have been involved with the geology, resource and reserve aspects of the preparation of the Technical Report for the No. 7/4 Mine dated June 2006.

5. Have calculated the reserve estimate stated in the Technical Report for the No. 7/4 Mine dated June 2006, that is specifically referenced in NOTE (1) on Table 1-3 and Table 17-10 in the Technical Report titled *2007 NI43-101 Technical Report, Grande Cache Coal Corporation, Grande Cache, Canada*, June 15, 2007.

6. Am not aware of any material fact or material change with respect to the subject matter of the Technical Report for the No. 7/4 Mine dated June 2006, which is not reflected in the report, which the omission to disclose would make the technical report misleading.

7. Am independent of the issuers applying all of the test in Section 1.4 of National Instrument 43-101.

8. Have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with this instrument and form.

Dated this 3rd day of July 2007 at Downers Grove, Illinois, United States

Tom A. Tveten, CPG
Chief Geologist
Weir International, Inc.

amec

WEIR

Weir International, Inc.
Mining, Geology and Energy Consultants

June 20, 2007
Project No. 5113.3

Executive Towers West I
1431 Opus Place, Suite 210
Downers Grove, Illinois 60515
USA

Tel: 630-968-5400
Fax: 630-968-5401
weir@weirintl.com

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Reference: Grande Cache Coal Corporation

Dear Sirs:

This letter has been prepared to accompany the filing of the 2007 Technical Report prepared for Grande Cache Coal Corporation (Grande Cache) by AMEC Americas Ltd. (AMEC).

The signatory of this letter is the qualified person responsible for preparing the *Technical Report for the No. 7 Mine* (No. 7 Mine Report) dated June 2006. Extracts and summaries from the No. 7 Mine Report were incorporated by AMEC in the 2007 Technical Report for Grande Cache. I have read a draft of the 2007 Technical Report and I am in agreement with the extracts and summaries from the No. 7 Mine Report made in the 2007 Technical Report by AMEC.

I have read no other disclosures and therefore cannot consent to extracts or summaries of the No. 7 Mine Report being included in any written disclosures, other than the 2007 Technical Report.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part of any disclosures and is not to be relied upon for any other purposes.

Sincerely,

Weir International, Inc.

Tom A. Tveten
Chief Geologist

cc: D. N. Kostic
J. W. Sabo

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL ANNOUNCES MANAGEMENT CHANGE AND ACQUISITION OF ADDITIONAL COAL LEASES

Calgary, Alberta, October 5, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") announced today that David Passfield, Vice President and General Manager Grande Cache Operations has left the Corporation and that Lloyd Metz, Director, Engineering and Planning is acting as interim General Manager until such time as a permanent replacement is hired.

Grande Cache Coal also announced that it has acquired an additional 4,016 hectares of coal leases in the Smoky River Coalfield. The acquired leases consist of three separate blocks: the first lease is located southeast of the Corporation's coal processing plant; the second lease is located southwest of the Corporation's current operations at the No. 7 mine; and the third lease is located south of the Corporation's existing No. 12 South B2 mine operations. The first two leases are located adjacent to historical coal mining operations developed by previous owners and the third lease contains a test mine established by a previous operator 35 years ago.

Additional exploration will have to be conducted to define a coal resource on the new lease areas in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. However, the first and second leases are expected to contain coal of hard coking quality and the third lease is on trend with the Corporation's No. 12 South B2 mine and is expected to have coal of similar quality.

"This is a strategic acquisition for Grande Cache Coal," said Robert Stan, President and Chief Executive Officer. "The additional lease areas confirm our position as the sole operator in the Smoky River Coalfield and will be subject to further evaluation as part of our long range planning."

All of the land covered by the new lease areas is zoned Category 4 under the Alberta Coal Policy and as such is designated for coal development provided the applicable regulatory approval process is completed. Grande Cache Coal intends to assess the leases for long term coking coal production opportunities.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the steel industry from coal leases covering over 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Grande Cache Coal undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL ANNOUNCES MANAGEMENT CHANGES AND TRANSITION TO AN OWNER OPERATED SURFACE MINING FLEET

Calgary, Alberta, October 25, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") is pleased to announce that Mr. Lloyd E. Metz has been appointed to the position of Vice President, Operations effective immediately and that Mr. Timothy P. Riordan has been appointed to the position of General Manager, Grande Cache Operations effective November 1, 2006.

Mr. Metz is a Professional Engineer having graduated from the University of Alberta with a degree in Mineral Engineering - Mining. He has over 25 years of coal mining experience in western Canada and has extensive knowledge of mining in mountain conditions. Mr. Metz most recently was the Director, Engineering and Planning for Grande Cache Coal. In his new position, Mr. Metz will be responsible for all aspects of the Corporation's operational and development activities and will report to Robert Stan, President and Chief Executive Officer.

Mr. Riordan is a graduate of the Haileybury School of Mines and obtained a civil engineering degree from Lakehead University. He has over 25 years of open pit and underground mining experience both within Canada and internationally. Mr. Riordan joins Grande Cache Coal from North American Energy Partners where he was Mine Manager responsible for the contract mining operations in the Corporation's No. 12S B2 surface mine. Mr. Riordan will be responsible for the day to day operation of the Corporation's mining and processing activities and will report to Lloyd Metz, Vice President, Operations.

"We are extremely pleased to announce these executive appointments" said Robert Stan, President and Chief Executive Officer. "Lloyd has made an important contribution to our development and we look forward to having Tim join us in this new capacity."

The Corporation also announced the end of its relationship with North American Energy Partners ("NAEP"). Grande Cache Coal hired NAEP on a contract basis to develop infrastructure for its No. 12S B2 surface mine and its No. 7 underground mine and to operate the surface mine through the initial high strip ratio phase of mining. As this stage of operations has been completed, Grande Cache Coal is phasing out NAEP's presence on-site and transitioning to an owner-operated, appropriately-sized surface mining fleet to reduce its production costs.

Grande Cache Coal's underground mining and coal processing activities will not be affected by the change in surface mining activities. The Corporation will be able to comfortably meet its sales commitments for the remainder of the current fiscal year by utilizing the raw coal inventory currently available in the surface mine together with production from its underground mine which remains strong.

Mining operations at the No. 12S B2 surface mine will resume with Grande Cache Coal employees and equipment. The Corporation is currently securing equipment and financing to resume mining operations in the surface mine during the first quarter of its next fiscal year. Capital expenditure requirements for the

appropriate mix of new and used equipment will be met through a combination of capital lease and debt financing.

"Mining during the remaining life of the No. 12S B2 surface mine will be at a significantly lower strip ratio than our experience to date. This will allow for a smaller, more cost-effective fleet of mining equipment than the fleet utilized by NAEP" said Mr. Stan. "We thank NAEP for their service and we wish them the best in the future. Lloyd and Tim have worked closely during the past year to improve productivity in the surface mine operations and we anticipate that productivity improvements will continue with an appropriately sized fleet of equipment owned and operated directly by Grande Cache Coal."

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the steel industry from coal leases covering over 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Grande Cache Coal undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES SECOND QUARTER FISCAL 2007 FINANCIAL AND OPERATING RESULTS

Calgary, Alberta, November 13, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") announced today its financial and operating results for the three and six months ended September 30, 2006.

- Revenue of $29.8 million was earned on sales volumes of 0.3 million tonnes in the quarter for an average sales price of $103 per tonne.

- The Corporation's cost of coal produced was $63 per tonne in the second quarter, compared to $104 per tonne in the second quarter of the prior year. Cost of sales in the second quarter was $97 per tonne, compared to $101 per tonne in the first quarter and $109 in the prior year.

- Grande Cache Coal's net loss for the second quarter was $1.8 million, or $0.03 per share. Year to date, the Corporation experienced a net loss of $0.04 million, or $0.00 per share.

- EBITDA (earnings before interest, tax, depreciation and amortization) was $0.4 million in the second quarter, and $4.0 million year to date.

- During the second quarter, Grande Cache Coal acquired an additional 4,016 hectares of coal leases in the Smoky River Coalfield. Additional exploration will have to be conducted to define a coal reserve on the new lease areas in compliance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, however, the leases are expected to contain coal of hard coking quality similar to other coals on the property.

- Subsequent to the end of the second quarter, the Corporation announced the end of its relationship with North American Energy Partners ("NAEP"). Grande Cache Coal hired NAEP on a contract basis to develop infrastructure for its No. 12S B2 surface mine and its No. 7 underground mine and to operate the surface mine through the initial high strip ratio phase of mining. As this stage of operation has been completed, Grande Cache Coal is phasing out NAEP's presence on-site and transitioning to an owner-operated, appropriately-sized surface mining fleet to reduce its production costs.

"The second quarter was transitional for Grande Cache Coal as we positioned ourselves to phase out NAEP", said Robert Stan, President and Chief Executive Officer. "We believe that operating the surface mine with our own equipment will allow us to improve productivities and lower surface mine costs. We are extremely pleased with the performance of our underground mine and continue to invest capital in improving our processing facilities. With the current level of raw coal inventory in the surface mine and the strong performance in the underground mine, we will be able to comfortably meet our sales commitments for the current fiscal year."

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the steel industry from coal leases covering over 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2006, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of November 10, 2006.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	September 30 2006	March 31 2006
Balance Sheet		
Total assets	**107.8**	90.7
Long-term liabilities	**13.6**	13.5
Shareholders' equity	**76.0**	50.1

(millions of dollars, except per share amounts)	Three months ended September 30 2006	Three months ended September 30 2005	Six months ended September 30 2006	Six months ended September 30 2005
Income Statement				
Revenue	**29.9**	34.6	**59.0**	44.3
Cost of sales	**28.1**	42.0	**51.5**	62.0
Net loss	**(1.8)**	(10.5)	**(0.04)**	(22.6)
Basic and diluted net loss per share	**(0.03)**	(0.26)	**0.00**	(0.56)

(millions, except per tonne amounts)	Three months ended September 30 2006	Three months ended September 30 2005	Six months ended September 30 2006	Six months ended September 30 2005
Statistics				
Clean coal production	**0.2**	0.3	**0.5**	0.5
Coal sales	**0.3**	0.4	**0.5**	0.5
Average sales price ($/tonne)	**103**	90	**113**	88
Average cost of sales ($/tonne)	**97**	109	**99**	124
Average cost of production ($/tonne)	**63**	104	**61**	107

Revenue

Second quarter sales revenue was $29.8 million on the sale of 0.3 million tonnes of coal compared with revenue of $34.5 million on 0.4 million tonnes of coal sold in the same quarter last year. Sales volumes in the quarter reflect a reduction in customer liftings that has been experienced across the industry. Year to date sales revenue was $58.8 million on sales of 0.5 million tonnes compared to revenue of $43.9 million on 0.5 million tonnes sold last year. While year to date sales volumes remain comparable with last year, revenue earned is significantly greater due to the realization of a higher U.S. dollar sales price.

The average sales price achieved on U.S. dollar denominated metallurgical coal sales was U.S.$92 per tonne in the second quarter and U.S.$100 per tonne year to date, compared to U.S.$81 per tonne in the comparable quarter last year and U.S.$77 per tonne year to date in fiscal 2006. Sales volumes in the second quarter included U.S. dollar denominated sales of PCI product sold at U.S.$65 per tonne, while other sales in the quarter averaged U.S.$100 per tonne.

The average realized price in Canadian dollars on coal sold was $103 per tonne for the quarter and $113 per tonne year to date, compared to $90 per tonne and $88 per tonne respectively, for the comparable periods last year. The strength of the Canadian dollar this year continues to have a negative affect on the U.S./Canadian price differential.

The Corporation's interest and other revenue for the quarter was the same as last year at $0.1 million while year to date it was $0.2 million compared to $0.4 million last year. Interest and other revenue consists primarily of interest earned on short term investments and access fees charged for the use of roads belonging to the Corporation.

Production Costs and Cost of Sales

The cost of clean coal produced in the second quarter of 2007 was $63 per tonne, compared to $104 per tonne in the same quarter of 2006. Year to date cost of coal produced was $61 per tonne, compared to $107 per tonne in the prior year. Reducing production costs continues to be an important focus for the operation and further improvements are anticipated.

During the second quarter, the Corporation had an extended maintenance and vacation shutdown in each of the underground mine, the surface mine and the process plant which had the affect of drawing down coal inventories during the quarter. While this has the affect of temporarily increasing production costs, it allows for important maintenance activity on equipment for the future benefit of the operation. Production resumed at normal operating capacity in the underground mine and the process plant during the latter half of the quarter.

As the strip ratio remaining over the life of the current surface mining area has been reduced to a level below the average for the mine, the decision was made to end the Corporation's relationship with its surface mine contractor and secure a fleet of mining equipment appropriately sized to the lower strip ratio mining conditions. During the transition period, the contractor's efforts have been focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. The strip ratio remaining in the surface mine is expected to be below 5:1. Grande Cache Coal expects that mining costs in the surface mine will be reduced through the ownership and direct operation of equipment in the surface mine.

Total cost of sales for the second quarter of fiscal 2007 was $28.1 million or $97 per tonne compared to $42.0 million or $109 per tonne in the comparable quarter of the prior year. The cost of sales consisted of cost of product sold of $19.0 million ($66 per tonne) and distribution costs of $9.1 million ($31 per tonne). The cost of product sold and distribution costs for the second quarter of fiscal 2006 were $33.2 million ($86 per tonne) and $8.8 million ($23 per tonne), respectively. The decrease in the unit cost of product sold is a result of improved productivities across all areas of the operation. The increase in distribution costs is mainly due to the proportion of shipments to Eastern

North America which carry higher rail rates than shipments to port in Western Canada and the impact of fuel surcharges on rail costs.

Other Expenses

General and administrative expenses were $1.3 million in the second quarter ($1.6 million – 2006) and $3.3 million year to date ($2.9 million – 2006). Included in these costs this quarter were head office administrative and marketing charges of $1.0 million compared to $1.1 million in the prior period. Year to date head office administrative and marketing charges were $2.5 million both this year and last year. Also included in general and administrative expenses were non-cash charges for stock-based compensation of $0.2 million in the second quarter ($0.2 million – 2006) and $0.6 million year to date ($0.5 million – 2006). General and administrative expenses in the current quarter also held a foreign exchange loss of $0.2 million, compared to $0.5 million in the same period last year. Year to date foreign exchange losses are $0.7 million compared to $0.4 million last year.

Interest and other expenses were $0.8 million in the second quarter ($0.2 million – 2006) and $1.1 million year to date ($0.2 million – 2006). Interest charges consist primarily of interest paid on the revolving and term debt. Other expenses include a charge of $0.3 million as a fee for the cancellation of a planned equipment purchase.

Depreciation, depletion and accretion charges were $1.3 million this quarter compared to $1.1 million in the second quarter of last year. For the first six months, depreciation, depletion and accretion costs were $2.8 million in the current fiscal year and $1.5 million in the prior year. The year to date increase is largely a result of increased production as well as the addition and productive use of more capital assets.

Liquidity and Capital Resources

Grande Cache Coal had cash and cash equivalents of $3.7 million at September 30, 2006 and availability of $7.5 million on its revolving facility. During the second quarter, the Corporation's cash position declined $7.5 million compared to a cash usage of $3.5 million in the same quarter last year. Over the first six months of the current fiscal year the cash position has increased $2.7 million from $1.0 million at March 31, 2006.

Cash used in operating activities during the three months ended September 30, 2006 was $0.5 million, compared to a cash generation of $0.6 million in the same quarter of the prior year. However, before changes in non-cash working capital, operating activities used $0.2 million in the quarter compared to $9.1 million in the same quarter of the prior year. Cash used in operating activities so far this year has resulted in a cash decrease of $13.3 million, compared to cash use in the prior year of $18.3 million. However, cash provided by operations before changes in non-cash working capital was $3.3 million year to date, compared to a use of $20.3 million in the prior year. This improvement was due to the improved operating results generated by the reduction in unit cost of coal produced.

Financing activities during the second quarter resulted in a cash usage of $3.3 million on the net reduction of the revolving debt facility. In the prior year, financing activities resulted in a cash use of $1.1 million on the repayment of notes payable. During the first six months of the current year, financing activities have generated cash of $21.3 million. The Corporation closed a bought deal equity financing for net proceeds of $25.3 million. A total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. The proceeds of the equity financing were used to finance the Corporation's capital expenditures and provide additional working capital. Share issuance costs related to the bought deal equity financing were $1.7 million.

The Corporation has a $15.0 million revolving credit facility used to fund working capital requirements. The net repayment on the revolving facility during the first six months of the year was $4.0 million bringing the balance at September 30, 2006 to $7.5 million.

The Corporation used $3.7 million in cash for investing activities during the quarter compared to $3.1 million in the same quarter last year. Cash used in investing activities included $3.3 million for prestripping activities in the surface mine. As the strip ratio remaining over the life of the current surface mining area has been reduced, the decision was made to end the Corporation's relationship with its surface mine contractor and secure a fleet of mining equipment more appropriately sized to the mine's lower strip ratio mining conditions. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods.

Second quarter investing activities also include the refund of U.S.$1.0 million on the cancellation of an equipment purchase for which a deposit had previously been made. The Corporation had commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 had been paid towards this commitment. Of the U.S.$4.7 million already paid, U.S.$3.4 million has been used to purchase underground mining equipment from the same vendor, U.S.$0.3 million was retained by the vendor as a cancellation fee and U.S.$1.0 million was returned to the Corporation.

Grande Cache Coal believes the current revolving facility is sufficient to fund its ongoing working capital requirements. The Corporation expects to maintain sufficient inventory levels at the port to meet customer requirements, provided adequate rail service remains available. At September 30, 2006, the Corporation had $33.9 million in coal inventory, compared to $38.7 million at the end of the previous quarter.

The Corporation did not have any off-balance sheet financing structures in place at September 30, 2006. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.7 million and long term debt of $10.0 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.5 million provided to the Alberta Government, which are presently secured by restricted cash.

Grande Cache Coal is securing a fleet of mining equipment with which to operate the surface mine. Financing alternatives for the equipment requirements are currently being assessed and are expected to result in a combination of lease and debt financing. The Corporation has placed a $0.1 million deposit on a mining shovel for the surface operation which is expected to be onsite in the first quarter of fiscal 2008. Capital expenditures for the surface mine are expected to total approximately $30 million, occurring primarily in the fourth quarter of fiscal 2007 and first quarter of fiscal 2008.

Summary of Quarterly Results

	2007		2006				2005	
(millions, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Clean coal production	0.2	0.3	0.3	0.2	0.3	0.2	0.2	0.2
Coal sales	0.3	0.2	0.2	0.2	0.4	0.1	0.2	0.1
Average sales price ($/tonne)	103	125	122	106	90	81	65	59
Average cost of sales ($/tonne)	97	101	121	130	109	172	111	121
Average cost of production ($/tonne)	63	60	86	99	104	110	94	87
Revenue	29.9	29.1	27.1	19.3	34.6	9.7	12.1	5.1
Net (loss) income	(1.8)	1.7	(2.6)	(6.9)	(10.5)	(12.2)	(10.2)	(6.0)
Basic and diluted net (loss) income per share	(0.03)	0.03	(0.06)	(0.17)	(0.26)	(0.30)	(0.27)	(0.16)

Outlook

Operations

The Corporation continues to focus on cost control and productivity improvement. The change of the surface mine to an appropriately sized fleet owned and operated directly by Grande Cache Coal is expected to reduce production costs. This change together with the remaining strip ratio in the surface mine at levels lower than the average for the pit is expected to result in cost improvements in the surface mine. The surface mining contractor will complete its phase of mining operations in November 2006 and it is currently anticipated that waste movement in the surface mine will resume in the first quarter of fiscal 2008. In the interim period, raw coal will continue to be hauled from the surface mine to the process plant as required.

The underground mine and coal processing activities will not be affected by the change in surface mining activities. The Corporation will be able to comfortably meet its sales commitments for the remainder of the current fiscal year by utilizing the raw coal inventory currently available in the surface mine together with production from its underground mine which remains strong.

Production levels for the remainder of fiscal 2007 will continue to be managed according to scheduled sales volumes.

Metallurgical Coal Markets

Negotiations for coal sales in the upcoming coal year are in the early stages.

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate situations where shipment delays can occur. Negotiations of sales contracts and trial shipments with new customers are ongoing.

The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Capital Expenditures

The Corporation anticipates spending approximately $10 million on capital additions and a drilling program in fiscal 2007. Expenditures on equipment for the Corporation's surface mining fleet are expected to approximate $30 million, most of which will occur in the fourth quarter of fiscal 2007 and the first quarter of fiscal 2008. Options

available for financing these capital expenditures include debt financing, capital and operating lease arrangements and equipment manufacturer's financing.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at November 13, 2006, there were 50,768,688 common shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	700,000	$1.00	March 21, 2009
	162,500	162,500	$3.70	July 21, 2009
	37,500	37,500	$3.70	August 8, 2009
	125,000	100,000	$11.56	March 15, 2010
	22,500	22,500	$9.08	June 9, 2010
	75,000	37,500	$4.50	October 18, 2010
	745,000	248,333	$2.44	April 11, 2011
	525,000	-	$1.05	October 11, 2011
Total	2,750,834	1,308,333		

There are also 5,500,000 warrants outstanding, exercisable at a price of $3.40 per share on or before April 5, 2007.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2006, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

(unaudited)	September 30 2006	March 31 2006
Assets		
Current assets		
Cash and cash equivalents	$ 3,657	$ 973
Restricted cash (note 2)	6,528	6,138
Accounts receivable	4,540	2,836
Inventory (note 3)	36,654	26,509
Prepaid prestrip charges (note 4)	3,338	-
Prepaid expenses	1,038	1,490
	55,755	37,946
Deposit for future reclamation expenditures	82	82
Mineral properties and development	21,110	21,074
Buildings and equipment	30,868	31,646
	$ 107,815	$ 90,748
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,652	$ 15,653
Revolving debt (note 6)	7,500	11,500
	18,152	27,153
Long term debt (note 6)	10,000	10,000
Asset retirement obligations (note 7)	3,662	3,470
	31,814	40,623
Shareholders' Equity		
Share capital (note 8)	126,979	101,715
Contributed surplus	2,273	1,621
Deficit	(53,251)	(53,211)
	76,001	50,125
	$ 107,815	$ 90,748

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation

Consolidated Statements of Loss and Deficit

(thousands of Canadian dollars, except per share amounts)

(unaudited)	Three months ended September 30 2006	Three months ended September 30 2005	Six months ended September 30 2006	Six months ended September 30 2005
Revenue				
Sales	$ 29,778	$ 34,521	$ 58,774	$ 43,922
Interest and other	92	104	221	360
	29,870	34,625	58,995	44,282
Expenses				
Cost of product sold	18,974	33,192	34,841	50,274
Distribution	9,099	8,827	16,635	11,730
General and administrative	1,262	1,565	3,262	2,903
Interest and other	755	152	1,113	152
Depreciation, depletion and accretion	1,328	1,094	2,763	1,524
	31,418	44,830	58,614	66,583
	(1,548)	(10,205)	381	(22,301)
Taxes	(207)	(257)	(421)	(322)
Net loss	(1,755)	(10,462)	(40)	(22,623)
Deficit, beginning of period	(51,496)	(33,254)	(53,211)	(21,093)
Deficit, end of period	$ (53,251)	$ (43,716)	$ (53,251)	$ (43,716)
Net loss per share (note 9)				
Basic and diluted	$ (0.03)	$ (0.26)	$ 0.00	$ (0.56)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

(unaudited)	Three months ended September 30 2006	Three months ended September 30 2005	Six months ended September 30 2006	Six months ended September 30 2005
Cash provided by (used for)				
Operating activities				
Net loss	$ **(1,755)**	$ (10,462)	$ **(40)**	$ (22,623)
Items not affecting cash				
Stock-based compensation (note 10)	**247**	204	**653**	522
Unrealized foreign exchange loss (gain)	**(41)**	71	**(105)**	275
Depreciation, depletion and accretion	**1,328**	1,094	**2,764**	1,524
	(221)	(9,093)	**3,272**	(20,302)
Net change in non-cash working capital relating to operating activities	**(312)**	9,709	**(16,582)**	2,051
	(533)	616	**(13,310)**	(18,251)
Financing activities				
Repayment of revolving debt (note 6)	**(3,330)**	-	**(4,000)**	-
Proceeds on issuance of share capital (note 8)	**-**	268	**27,000**	1,528
Repayment of notes payable (note 5)	**-**	(1,423)	**-**	(3,752)
Share issuance costs (note 8)	**-**	(1)	**(1,736)**	(1)
Net change in non-cash working capital relating to financing activities	**-**	145	**-**	145
	(3,330)	(1,011)	**21,264**	(2,080)
Investing activities				
Additions to mineral properties and development	**(1,015)**	(2,021)	**(1,705)**	(3,266)
Reductions (additions) to buildings and equipment	**761**	(3,227)	**(82)**	(8,915)
Restricted cash (note 2)	**(90)**	2,875	**(390)**	3,808
Net change in non-cash working capital relating to investing activities	**(3,323)**	(693)	**(3,198)**	(1,605)
	(3,667)	(3,066)	**(5,375)**	(9,978)
Effect of foreign exchange on cash and cash equivalents	**41**	(71)	**105**	(142)
(Decrease) increase in cash and cash equivalents	**(7,489)**	(3,532)	**2,684**	(30,451)
Cash and cash equivalents, beginning of period	**11,146**	8,536	**973**	35,455
Cash and cash equivalents, end of period	$ **3,657**	$ 5,004	$ **3,657**	$ 5,004

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2006.

The interim consolidated financial statements should be read in conjunction with the Corporation's audited consolidated financial statements and notes thereto for the year ended March 31, 2006.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,528 have been provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure, including $90 provided in the second quarter of this year. In addition, cash secured letters of credit of $1,000 have been made available to service providers, including $300 provided in the first quarter of this year.

3. Inventory

	September 30 2006	March 31 2006
Coal inventory	$ 33,902	$ 25,041
Materials inventory	2,752	1,468
Total	$ 36,654	$ 26,509

4. Prepaid Prestrip Charges

In accordance with EIC-160: Stripping Costs Incurred in the Production Phase of a Mining Operation, the Corporation has capitalized certain stripping costs totaling $3.3 million due to mining conditions in the period during which the surface mine contractor was winding down its activities for the Corporation. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. These deferred charges will be amortized over the future production generated by the stripping activity which occurred during the second quarter.

5. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

6. Revolving and term debt

During the third quarter of fiscal 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consists of a $10 million term facility and a $15 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facilities are secured by a general security agreement and have a maturity date of

April 8, 2007, subject to a one year extension option.

The credit facilities are being used to finance the Corporation's working capital and also allowed for the retirement of a $5 million loan the Corporation received from a member of the Board of Directors in the third quarter of fiscal 2006. The loan was secured by coal inventory at port, was interest bearing at 8% per annum and repayable 2 months from the date of receipt.

The net repayment on the revolving facility during the first quarter was $670. The net repayment on the revolving facility during the second quarter was $3,330 bringing the balance at September 30, 2006, to $7,500.

7. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,662 as at September 30, 2006, based on a total future liability of $7,225. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Six months ended September 30 2006
Balance – March 31, 2006	$	3,470
Increase in liability		72
Accretion expense		120
Balance – September 30, 2006	$	3,662

8. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2006	40,769	$	101,715
Shares issued on bought deal equity financing	10,000		27,000
Balance – September 30, 2006	50,769		128,715
Less: Share issuance costs			1,736
		$	126,979

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

Share issuance costs related to the bought deal equity financing were $1,736 in the first quarter of 2007. Warrants to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share until April 5, 2007, were also issued to the agents.

(thousands of Canadian dollars, except per share amounts)

9. Net Loss per Share

The following table reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. There was no dilutive effect for the Corporation's outstanding share options and warrants as they were not in-the-money during the quarter, and the effect of all option and warrant exercises would be anti-dilutive to the loss per share in the prior year.

	Three months ended September 30 2006	Three months ended September 30 2005	Six months ended September 30 2006	Six months ended September 30 2005
Weighted average shares outstanding – basic and diluted	50,769	40,678	50,495	40,556
Net income (loss)	$ (1,755)	$ (10,462)	$ (40)	$ (22,623)
Net income (loss) per share:				
Basic and diluted	$ (0.03)	$ (0.26)	$ 0.00	$ (0.56)

10. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the second quarter was $247 compared to $204 in the same quarter last year and was a result of options granted pursuant to the Corporation's share option plan. The year to date stock based compensation was $653 compared to $522 in the prior year.

On April 12, 2006, 900 thousand options to purchase common shares were granted to employees and directors of the Corporation under the Corporation's share option plan at an exercise price of $2.44 per share. The options have a five year term and are subject to an 18 month vesting period.

On July 28, 2006, 35 thousand options to purchase common shares were cancelled and on September 26, 2006 188 thousand options to purchase common shares were cancelled.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 86%, risk-free interest rates of 3% to 4% and expected lives of five years.

Details of the share options outstanding are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
Outstanding – March 31, 2006	1,554	$	2.73
Granted	900		2.44
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2006	2,454	$	2.62
Granted	-		-
Cancelled	223		3.48
Exercised	-		-
Outstanding – September 30, 2006	2,230		2.54

Details of the share options exercisable at September 30, 2006 are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
	700	$	1.00
	162		3.70
	105		11.56
	23		9.08
	990	$	2.75

Of the share options outstanding, 1,259 thousand options expire in 2009, 226 thousand options expire in 2010, and 745 thousand options expire in 2011.

11. Commitments

The Corporation had previously made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 million had been paid towards this commitment. Of the U.S.$4.7 million already paid, $U.S.$3.4 million has been used to purchase underground mining equipment from the same vendor, U.S.$0.3 million has been retained by the vendor as a cancellation fee, and U.S.$1.0 million has been returned to the Corporation.

12. Subsequent Events

On October 12, 2006, 525 thousand options to purchase common shares were granted to employees and directors of the Corporation under the Corporation's share option plan at an exercise price of $1.05 per share. The options have a five year term and are subject to an 18 month vesting period.

On October 25, 2006, the Corporation announced the end of its relationship with North American Energy Partners ("NAEP"). The Corporation hired NAEP on a contract basis to develop infrastructure for its No. 12S B2 surface mine and its No. 7 underground mine and to operate the surface mine through the initial high strip ratio phase of mining. As this stage of operation has been completed, the Corporation is phasing out NAEP's presence on-site and transitioning to an owner-operated, appropriately-sized surface mining fleet to reduce its production costs. Demobilization charges to be paid by the Corporation to NAEP will be approximately $2 million.

For further information, please contact:

Anita L. Roncin, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL ANNOUNCES APPOINTMENT OF VICE PRESIDENT, MARKETING AND TRANSPORTATION

Calgary, Alberta, December 6, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") is pleased to announce the appointment of Mr. Eugene H. Nagai to the position of Vice President, Marketing and Transportation effective December 11, 2006.

Mr. Nagai is a marketing professional with over 25 years of negotiating and sales experience in a variety of bulk commodities including sulphur, potash and petroleum coke. He also brings significant transportation experience to Grande Cache Coal having worked for over six years in the marketing and sales group of Canada's largest railway company. Mr. Nagai joins the Corporation from a major Canadian sulphur exporting company and will be responsible for all aspects of Grande Cache Coal's marketing activities as well as the rail transportation of products from the mine site to the terminal facilities.

"We are very pleased to have Eugene join Grande Cache Coal in this important position", said Robert Stan, President and Chief Executive Officer. "With his track record of delivering positive results and building and maintaining successful, long-term business relationships, we are confident he will play a very important role in implementing our marketing strategy."

Mr. Nagai will be resident in Calgary and will report to Robert Stan, President and Chief Executive Officer.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the steel industry from coal leases covering over 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada
Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES THIRD QUARTER FISCAL 2007 FINANCIAL AND OPERATING RESULTS

Calgary, Alberta, February 7, 2007 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") announced today its financial and operating results for the three and nine months ended December 31, 2006.

- Total sales volumes during the quarter were 0.3 million tonnes generating revenue of $28.7 million with an average sales price of $95 per tonne. The sales price for metallurgical coal sales was $102 for the quarter and $109 year to date.

- Grande Cache Coal's cost of coal produced in the third quarter was $63 per tonne, compared to $99 per tonne in the same period of the prior year. Third quarter cost of sales was $88 per tonne, compared to $97 per tonne in the prior quarter and $130 per tonne in the third quarter of last year.

- Income from operations was $0.6 million in the third quarter and $1.8 million year to date.

- EBITDA was $1.1 million in the quarter and $5.1 million year to date.

- The Corporation incurred a net loss of $2.2 million, or $0.04 per share in the third quarter and a net loss of $2.3 million, or $0.04 per share for the year to date, due primarily to $2.2 million in demobilization charges paid on the conclusion of a mining services contract.

- On October 25, 2006, the Corporation announced the end of its mining services contract with North American Energy Partners and demobilization of the equipment was completed in December.

- Grande Cache Coal is in the process of securing a fleet of mining equipment with which to operate the surface mine and financing alternatives are being negotiated. The Corporation has placed a deposit on a mining shovel which is expected to be onsite in the first quarter of fiscal 2008 and it is currently anticipated that full operations in the surface mine will resume in the second quarter of fiscal 2008.

- In December 2006 Mr. Eugene H. Nagai was appointed to the position of Vice President, Marketing and Transportation. Mr. Nagai is responsible for all aspects of the Corporation's marketing activities as well as overseeing the distribution of coal from the mine site to customers.

- The Corporation anticipates that coal sales volumes for fiscal 2007 will be approximately 1.0 million tonnes, due to certain fourth quarter shipments slipping into the first quarter of fiscal 2008. This slippage is anticipated to occur due to severe weather conditions that have limited the amount of coal that Grande Cache Coal's rail provider has been able to move to Westshore Terminals. In addition, poor weather conditions have slowed vessel loading resulting in a vessel backlog.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are operating a mining operation that produces metallurgical coal for the steel industry and holds coal leases covering over 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended December 31, 2006, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of February 6, 2007.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

Readers of this Management's Discussion and Analysis should refer to the section entitled "Risk Factors" in Grande Cache Coal's 2006 Management's Discussion and Analysis and 2006 Annual Information Form for factors which could potentially impact the Corporation's financial performance and its ability to meet its targets.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	December 31 2006	March 31 2006
Balance Sheet		
Total assets	**115.4**	90.7
Long-term liabilities	**13.7**	13.5
Shareholders' equity	**74.1**	50.1

	Three months ended December 31		Nine months ended December 31	
(millions of dollars, except per share amounts)	2006	2005	2006	2005
Income Statement				
Revenue	**28.7**	19.2	**87.5**	63.1
Cost of sales	**26.4**	23.6	**77.9**	85.6
Income (loss) from operations	**0.6**	(6.5)	**1.8**	(29.1)
Net loss	**(2.2)**	(6.9)	**(2.3)**	(29.5)
Basic and diluted net loss per share	**(0.04)**	(0.17)	**(0.04)**	(0.73)

	Three months ended December 31		Nine months ended December 31	
(millions, except per tonne amounts)	2006	2005	2006	2005
Statistics				
Clean coal production	**0.3**	0.2	**0.8**	0.7
Coal sales	**0.3**	0.2	**0.8**	0.7
Average sales price ($/tonne)	**95**	106	**106**	93
Average cost of sales ($/tonne)	**88**	130	**95**	125
Average cost of production ($/tonne)	**63**	99	**62**	104

Revenue

Sales revenue in the third quarter was $28.7 million on 0.3 million tonnes sold for an average sales price of $95 per tonne, compared with sales revenue of $19.2 million on 0.2 million tonnes sold for an average sales price of $106 per tonne in the same quarter last year. Sales volumes in the current quarter included coking coal sales (72%) which carried an average realized price of $108 per tonne, PCI coal sales (18%) which carried an average realized sales price of $76 per tonne and thermal coal sales (10%), which carried an average realized price of $35 per tonne. The low price on PCI and thermal coal sales had the result of reducing the total average sales price per tonne.

Year to date sales revenue was $87.5 million on 0.8 million tonnes sold compared to revenue of $63.1 million on sales volume of 0.7 million tonnes last year. The average realized sales price for the year was $106 per tonne compared to $93 per tonne last year reflecting a higher U.S. dollar sales price, a higher price on thermal sales and a stronger Canadian dollar.

The average sales price achieved on U.S. dollar denominated metallurgical coal sales was U.S.$89 per tonne in the third quarter and U.S.$96 per tonne year to date, compared to U.S.$116 per tonne in the third quarter last year and U.S.$85 per tonne year to date in fiscal 2006. Sales volumes in the third quarter included U.S. dollar denominated sales of PCI product sold at U.S.$65 per tonne, while other metallurgical coal sales in the quarter averaged U.S.$95 per tonne.

Production Costs and Cost of Sales

The third quarter clean coal production cost was $63 per tonne, compared to $99 per tonne in the same quarter last year. The year to date cost of coal produced was $62 per tonne, compared to $104 per tonne in the prior year. The Corporation is continuing to focus efforts on reducing production costs.

As the strip ratio remaining over the life of the current surface mining area has been reduced to a level below the average for the mine, the decision was made to end the Corporation's relationship with its surface mine contractor and secure a fleet of mining equipment appropriately sized to the lower strip ratio mining conditions. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. Certain stripping costs have been capitalized including $1.0 million in the third quarter and $4.3 million year to date. These prepaid costs will be amortized over the future coal production generated by the stripping activity which occurred during the transition period. The remaining strip ratio in the surface mine is expected to be below 5:1 and the Corporation expects that the lower strip ratio combined with the ownership and direct operation of equipment will lower the future production cash costs in the surface mine.

The Corporation's third quarter cost of sales was $26.4 million on 0.3 million tonnes, or $88 per tonne, compared to $23.6 million on 0.2 million tonnes, or $130 per tonne in the same quarter of fiscal 2006. The cost of sales consisted of cost of product sold of $18.0 million ($60 per tonne) and distribution costs of $8.4 million ($28 per tonne). The cost of product sold and distribution costs for the third quarter of fiscal 2006 were $20.4 million ($113 per tonne) and $3.2 million ($17 per tonne), respectively.

The year to date cost of sales in fiscal 2007 was $77.9 million or $95 per tonne compared to $85.6 million or $125 per tonne in fiscal 2006. The year to date cost of sales consisted of cost of product sold of $52.8 million ($64 per tonne) and distribution costs of $25.1 million ($31 per tonne). The cost of product sold and distribution costs for the year to date in fiscal 2006 were $70.7 million ($103 per tonne) and $14.9 million ($22 per tonne), respectively.

For both the third quarter and the year to date, the decrease in the unit cost of product sold compared to the prior periods is a result of improved productivities across all areas of the operation, a lower strip ratio in the surface mine and a higher plant yield. The Corporation has also made a concerted effort to eliminate the services of contractors that carry high markup rates and replace the essential services with Grande Cache Coal employees and equipment.

The increase in distribution costs for both the current quarter and the year to date compared to the prior periods is mainly due to the proportion of shipments to eastern North America which carry higher rail rates than shipments to port in western Canada, and the impact of fuel surcharges on rail costs. The third quarter of last year also had a high proportion of thermal coal sales which substantially lowered the overall distribution cost per tonne. The distribution cost on metallurgical coal sales was $23 per tonne in the third quarter of fiscal 2006.

Other Operating Expenses

General and administrative expenses were $1.2 million in the third quarter compared to $1.1 million in the same period last year and $4.4 million year to date compared to $4.0 million in fiscal 2006. Included in these costs this quarter were head office administrative and marketing charges of $1.0 million ($1.2 million – 2006). Year to date head office administrative and marketing charges were $2.9 million this year compared to $3.2 million last year. Also included in general and administrative expenses were non-cash charges for stock-based compensation of $0.4 million in the third quarter ($0.1 million – 2006) and $1.0 million year to date ($0.6 million – 2006). General and administrative expenses in the third quarter also include a foreign exchange gain of $0.2 million ($0.2 million – 2006) and a year to date foreign exchange loss of $0.5 million ($0.2 million – 2006).

Depreciation, depletion and accretion charges were $0.5 million in the third quarter compared to $1.1 million in the same quarter of last year. Inventory at December 31, 2006, included $1.6 million in depreciation, depletion and accretion charges, an increase of $0.9 million from September 30, 2006. Year to date depreciation, depletion and accretion expenses were $3.3 million compared to $2.6 million in the prior year. The year to date increase is largely a result of increased production as well as the addition and productive use of more capital assets.

Other Income (Expenses)

Grande Cache Coal's interest and other income was $0.1 million in the third quarter of both this year and last year, while year to date it was $0.3 million in fiscal 2007 compared to $0.4 million in the prior year. Interest and other income consists primarily of interest earned on restricted cash, interest earned on short term investments and access fees charged for the use of roads belonging to the Corporation.

Interest and other expenses were $0.5 million in the third quarter compared to $0.2 million last year and $1.2 million year to date compared to $0.4 million year to date in fiscal 2006. Interest charges consist primarily of interest paid on the revolving and term debt.

Non-recurring charges were $2.2 million during the third quarter and $2.5 million year to date. These expenses consist of $2.2 million in demobilization costs paid to the surface mining contractor in connection with the termination of the contract and a charge of $0.3 million as a fee for the cancellation of a planned equipment purchase.

Liquidity and Capital Resources

As at December 31, 2006, the Corporation had cash and cash equivalents of $3.7 million. During the third quarter, the Corporation's cash position did not change compared to a cash use of $2.6 million in the same quarter last year. The Corporation's cash position has increased $2.7 million over the last nine months from $1.0 million at March 31, 2006.

Operating activities in the third quarter resulted in a cash use of $5.1 million compared to a cash use of $19.2 million in the same quarter last year. For the year to date, operating activities have resulted in a cash decrease of $18.4 million, compared to a cash decrease of $37.4 million in fiscal 2006.

Cash provided by operations before changes in non-cash working capital was $2.0 million year to date, compared to a cash use of $26.0 million in the prior year. This improvement was due to improved operating results generated by the reduction in the unit cost of coal produced.

Third quarter financing activities generated cash of $7.5 million, consisting of proceeds drawn on the revolving debt facility. In the same quarter last year, financing activities generated cash of $20.0 million consisting of $10.0 million from the revolving debt facility and $10.0 million from the term debt facility. During the first nine months of the fiscal 2007, financing activities have generated cash of $28.8 million. The Corporation closed a bought deal equity financing for net proceeds of $25.3 million. A total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. The proceeds of the equity financing were used to finance the Corporation's capital expenditures and provide additional working capital. Share issuance costs related to the bought deal equity financing were $1.7 million.

The Corporation has a $15.0 million revolving credit facility used to fund working capital requirements. The net proceeds from the revolving facility during the first nine months of the year were $3.5 million bringing the balance at December 31, 2006 to $15.0 million.

Investing activities in the third quarter resulted in a cash decrease of $2.4 million compared to $3.3 million last year and a year to date cash use of $7.7 million compared to $13.3 million in fiscal 2006. Cash used in investing activities included $1.0 million in the third quarter and $4.3 million year to date for prestripping activities in the surface mine. As the strip ratio remaining over the life of the current surface mining area has been reduced, the decision was made to end the Corporation's relationship with its surface mine contractor and secure a fleet of mining equipment more appropriately sized to the mine's lower strip ratio mining conditions. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods.

Cash invested in capital projects was $1.2 million in the third quarter ($3.2 million – 2006) and $3.0 million year to date ($15.4 million – 2006). Included in the year to date capital spending for fiscal 2007 was the refund of U.S.$1.0 million on the cancellation of an equipment purchase for which a deposit had previously been made. The Corporation had commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 had been paid towards this commitment. Of the U.S.$4.7 million already paid, U.S.$3.4 million has been used to purchase underground mining equipment from the same vendor, U.S.$0.3 million was retained by the vendor as a cancellation fee and U.S.$1.0 million was returned to the Corporation.

Grande Cache Coal believes the current revolving facility is sufficient to fund its ongoing working capital requirements. The Corporation expects to maintain sufficient inventory levels at the port to meet customer requirements, provided adequate rail service is available. At December 31, 2006, the Corporation had $30.9 million in coal inventory, compared to $33.9 million at the end of the previous quarter.

The Corporation did not have any off-balance sheet financing structures in place at December 31, 2006. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.7 million and long term debt of $10.0 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.5 million provided to the Alberta Government, which are presently secured by restricted cash.

Grande Cache Coal is securing a fleet of mining equipment with which to operate the surface mine. Financing alternatives for the equipment requirements are currently being assessed and are expected to result in a combination of lease and debt financing. The Corporation has placed a U.S.$0.3 million deposit on a mining shovel for the surface operation which is expected to be onsite in the first quarter of fiscal 2008. Capital expenditures for the surface mine are expected to total approximately $30 million, with $5 million to be incurred in the fourth quarter of 2007 and the balance during the first and second quarters of fiscal 2008.

Summary of Quarterly Results

	2007			2006				2005
(millions, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Clean coal production	0.3	0.2	0.3	0.3	0.2	0.3	0.2	0.2
Coal sales	0.3	0.3	0.2	0.2	0.2	0.4	0.1	0.2
Average sales price ($/tonne)	95	103	125	122	106	90	81	65
Average cost of sales ($/tonne)	88	97	101	121	130	109	172	111
Average cost of production ($/tonne)	63	63	60	86	99	104	110	94
Revenue	28.7	29.8	29.0	27.0	19.2	34.5	9.4	11.9
Income (loss) from operations	0.6	(0.9)	2.1	(2.1)	(6.5)	(10.2)	(12.4)	(10.3)
Net (loss) income	(2.2)	(1.8)	1.7	(2.6)	(6.9)	(10.5)	(12.2)	(10.2)
Basic and diluted net (loss) income per share	(0.04)	(0.03)	0.03	(0.06)	(0.17)	(0.26)	(0.30)	(0.27)

Outlook

Operations

The Corporation continues to focus on cost control and productivity improvement. The change in the surface mine from a contractor to a Grande Cache Coal owned and operated fleet is expected to reduce production costs. This change together with the remaining strip ratio in the surface mine at levels lower than the average for the pit is expected to result in cash cost improvements in the surface mine. It is currently anticipated that full operations in the surface mine will resume in the second quarter of fiscal 2008. In the interim period, raw coal will continue to be hauled from the surface mine to the process plant as required.

In early January, the Corporation temporarily shut down operations in the processing plant and underground mine in order to control coal inventory levels at the mine site. Employee call backs have occurred and the underground mine has resumed operations. The processing plant is expected to resume production in mid February.

The underground mine and coal processing activities are not affected by the change in surface mining activities. The Corporation has sufficient raw and clean coal inventory at the mine site to be able to meet its sales commitments for the remainder of the current fiscal year provided rail service is adequate. Sales commitments for the first half of fiscal 2008 will be met by utilizing the raw coal inventory currently available in the surface mine together with production from the underground mine.

Production levels for the remainder of fiscal 2007 and throughout fiscal 2008 will continue to be managed according to scheduled sales volumes.

Metallurgical Coal Markets

The Corporation anticipates that coal sales volumes for fiscal 2007 will be approximately 1.0 million tonnes, due to certain fourth quarter shipments slipping into the first quarter of fiscal 2008. This slippage is anticipated to occur due to severe weather conditions that have limited the amount of coal that Grande Cache Coal's rail provider has been able to move to Westshore Terminals. In addition, poor weather conditions have slowed vessel loading resulting in a vessel backlog.

Negotiations for coal sales in the upcoming coal year are currently ongoing with both new and existing customers. Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate delays in vessel nominations.

The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Capital Expenditures

The Corporation anticipates spending approximately $5 million on capital additions and a drilling program in fiscal 2007. Expenditures on equipment for the Corporation's surface mining fleet are expected to approximate $30 million, with $5 million to be incurred during the fourth quarter of 2007 and the balance during fiscal 2008.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at February 6, 2007, there were 50,768,688 common shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	700,000	$1.00	March 21, 2009
	162,500	162,500	$3.70	July 21, 2009
	37,500	37,500	$3.70	August 8, 2009
	125,000	100,000	$11.56	March 15, 2010
	10,000	10,000	$9.08	June 9, 2010
	75,000	37,500	$4.50	October 18, 2010
	698,332	248,332	$2.44	April 11, 2011
	525,000	-	$1.05	October 11, 2011
	175,000	-	$1.05	November 16, 2011
	125,000	-	$0.79	December 14, 2011
Total	2,991,666	1,295,832		

There are also 5,500,000 warrants outstanding, exercisable at a price of $3.40 per share until April 5, 2007.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2006, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

(unaudited)		December 31 2006		March 31 2006
Assets				
Current assets				
Cash and cash equivalents	$	3,694	$	973
Restricted cash (note 2)		6,528		6,138
Accounts receivable		14,112		2,836
Inventory (note 3)		34,078		26,509
Prepaid prestrip charges (note 4)		4,325		-
Prepaid expenses		756		1,490
		63,493		37,946
Deposit for future reclamation expenditures		82		82
Mineral properties and development		20,650		21,074
Buildings and equipment		31,176		31,646
	$	115,401	$	90,748
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	12,534	$	15,653
Revolving debt (note 5)		15,000		11,500
		27,534		27,153
Long term debt (note 5)		10,000		10,000
Asset retirement obligations (note 6)		3,722		3,470
		41,256		40,623
Shareholders' Equity				
Share capital (note 7)		126,979		101,715
Contributed surplus		2,644		1,621
Deficit		(55,478)		(53,211)
		74,145		50,125
	$	115,401	$	90,748

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Loss and Deficit
(thousands of Canadian dollars, except per share amounts)

(unaudited)		Three months ended December 31 2006	Three months ended December 31 2005	Nine months ended December 31 2006	Nine months ended December 31 2005
Revenue	$	**28,689** $	19,213 $	**87,463** $	63,135
Expenses					
Cost of product sold		**18,005**	20,358	**52,846**	70,632
Distribution		**8,426**	3,194	**25,061**	14,924
General and administrative		**1,167**	1,144	**4,429**	4,047
Depreciation, depletion and accretion		**533**	1,064	**3,296**	2,588
		28,131	25,760	**85,632**	92,191
Income (loss) from operations		**558**	(6,547)	**1,831**	(29,056)
Other income (expenses)					
Interest and other income		**89**	71	**310**	431
Interest and other expenses		**(465)**	(240)	**(1,243)**	(392)
Non-recurring charges (Note 8)		**(2,206)**	-	**(2,541)**	-
Loss before taxes		**(2,024)**	(6,716)	**(1,643)**	(29,017)
Taxes		**(203)**	(159)	**(624)**	(481)
Net loss		**(2,227)**	(6,875)	**(2,267)**	(29,498)
Deficit, beginning of period		**(53,251)**	(43,716)	**(53,211)**	(21,093)
Deficit, end of period	$	**(55,478)** $	(50,591) $	**(55,478)** $	(50,591)
Net loss per share (note 9)					
Basic and diluted	$	**(0.04)** $	(0.17) $	**(0.04)** $	(0.73)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation

Consolidated Statements of Cash Flows

(thousands of Canadian dollars)

(unaudited)	Three months ended December 31 2006	2005	Nine months ended December 31 2006	2005
Cash provided by (used for)				
Operating activities				
Net loss	$ **(2,227)** $	(6,875) $	**(2,267)** $	(29,498)
Items not affecting cash				
Stock-based compensation (note 10)	**370**	61	**1,023**	583
Unrealized foreign exchange loss (gain)	**22**	87	**(83)**	362
Depreciation, depletion and accretion	**533**	1,064	**3,296**	2,588
	(1,302)	(5,663)	**1,969**	(25,965)
Net change in non-cash working capital relating to operating activities	**(3,783)**	(13,508)	**(20,364)**	(11,457)
	(5,085)	(19,171)	**(18,395)**	(37,422)
Financing activities				
Proceeds on revolving and term debt (note 5)	**7,500**	20,000	**3,500**	20,000
Proceeds on issuance of share capital (note 7)	**-**	17	**27,000**	1,545
Share issuance costs (note 7)	**-**	-	**(1,736)**	(1)
Repayment of notes payable (note 11)	**-**	-	**-**	(3,752)
Net change in non-cash working capital relating to financing activities	**-**	-	**-**	145
	7,500	20,017	**28,764**	17,937
Investing activities				
Additions to mineral properties and development	**(470)**	(936)	**(2,175)**	(4,202)
Additions to buildings and equipment	**(745)**	(2,262)	**(827)**	(11,177)
Restricted cash (note 2)	**-**	(200)	**(390)**	3,608
Net change in non-cash working capital relating to investing activities	**(1,141)**	82	**(4,339)**	(1,523)
	(2,356)	(3,316)	**(7,731)**	(13,294)
Effect of foreign exchange on cash and cash equivalents	**(22)**	(87)	**83**	(229)
Increase (decrease) in cash and cash equivalents	**37**	(2,557)	**2,721**	(33,008)
Cash and cash equivalents, beginning of period	**3,657**	5,004	**973**	35,455
Cash and cash equivalents, end of period	$ **3,694** $	2,447 $	**3,694** $	2,447

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the fiscal year ended March 31, 2006.

The interim consolidated financial statements should be read in conjunction with the Corporation's audited consolidated financial statements and notes thereto for the year ended March 31, 2006.

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,528 have been provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure, including $90 provided in the second quarter of this year. In addition, cash secured letters of credit of $1,000 have been made available to service providers, including $300 provided in the first quarter of this year.

3. Inventory

	December 31 2006	March 31 2006
Coal inventory	$ 30,866	$ 25,041
Materials inventory	3,212	1,468
Total	$ 34,078	$ 26,509

4. Prepaid Prestrip Charges

In accordance with EIC-160: Stripping Costs Incurred in the Production Phase of a Mining Operation, the Corporation has capitalized certain stripping costs in fiscal 2007, including $3.3 million during the second quarter and $1.0 million during the third quarter, due to mining conditions in which the surface mine contractor was winding down its activities for the Corporation. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. These deferred charges will be amortized over the future production generated by the stripping activity which occurred during the second and third quarters.

5. Revolving and term debt

During the third quarter of fiscal 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consists of a $10 million term facility and a $15 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facilities are secured by a general security agreement and have a maturity date of April 8, 2007, subject to a one year extension option.

The credit facilities are being used to finance the Corporation's working capital and also allowed for the retirement of a $5 million loan the Corporation received from a member of the Board of Directors in the third quarter of fiscal 2006. The loan was secured by coal inventory at port, was interest bearing at 8% per annum and repayable 2 months from the date of receipt.

The net repayment on the revolving facility during the first quarter was $670 bringing the balance at June 30, 2006, to $10,830. The net repayment on the revolving facility during the second quarter was $3,330 bringing the balance at September 30, 2006, to $7,500. The net borrowing on the revolving facility during the third quarter was $7,500 bring the balance at December 31, 2006, to $15,000.

6. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,722 as at December 31, 2006, based on a total future liability of $7,225. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Nine months ended December 31 2006
Balance – March 31, 2006	$	3,470
Increase in liability		72
Accretion expense		180
Balance – December 31, 2006	$	3,722

7. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2006	40,769	$	101,715
Shares issued on bought deal equity financing	10,000		27,000
Balance – December 31, 2006	50,769		128,715
Less: Share issuance costs			1,736
		$	126,979

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

Share issuance costs related to the bought deal equity financing were $1,736 in the first quarter of 2007. Warrants to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share until April 5, 2007, were also issued to the agents.

8. Non-recurring Charges

In the second quarter of 2007, Grande Cache Coal incurred a charge of $335 for cancelling a commitment to purchase mining equipment from a major equipment manufacturer.

(thousands of Canadian dollars, except per share amounts)

During the third quarter of 2007, demobilization charges of $2,206 were paid by the Corporation to North American Energy Partners as part of ending a contractual relationship.

These expenses are not expected to occur again in the future and have been classified as non-recurring costs. The non-recurring costs have been classified as Other Expenses as they are not part of the continuing day to day operations of the mine.

9. Net Loss per Share

The following table reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. There was no dilutive effect for the Corporation's outstanding share options and warrants as they were not in-the-money during the quarter, and the effect of all option and warrant exercises would be anti-dilutive to the loss per share in the prior year.

	Three months ended December 31		Nine months ended December 31	
	2006	2005	2006	2005
Weighted average shares outstanding – basic and diluted	50,769	40,767	50,587	40,626
Net loss	$ (2,227)	$ (6,875)	$ (2,267)	$ (29,498)
Net loss per share:				
Basic and diluted	$ (0.04)	$ (0.17)	$ (0.04)	$ (0.73)

10. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the third quarter was $370 compared to $61 in the same quarter last year and was a result of options granted pursuant to the Corporation's share option plan. The year to date stock based compensation was $1,023 compared to $583 in the prior year.

On April 12, 2006, 900 thousand options to purchase common shares were granted to employees and directors of the Corporation under the Corporation's share option plan at an exercise price of $2.44 per share. The options have a five year term and are subject to an 18 month vesting period.

On July 28, 2006, 35 thousand options to purchase common shares were cancelled and on September 26, 2006 188 thousand options to purchase common shares were cancelled.

As part of the Corporation's share option plan, on October 12, 2006, 525 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $1.05, on November 17, 2006, 175 thousand options to purchase common shares were granted to employees of the Corporation at an exercise price of $1.05 and on December 15, 2006, 125 thousand options to purchase common shares were granted to employees of the Corporation at an exercise price of $0.79. The options have a five year term and are subject to an 18 month vesting period.

On October 26, 2006, 5 thousand options to purchase common shares were cancelled, on November 10, 2006, 23 thousand options to purchase common shares were cancelled, on November 30, 2006, 23 thousand options to purchase common shares were cancelled and on December 25, 2006, 13 thousand options to purchase common shares were cancelled.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 86%, risk-free interest rates of 3% to 4% and expected lives of five years.

Details of the share options outstanding are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
Outstanding – March 31, 2006	1,554	$	2.73
Granted	900		2.44
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2006	2,454	$	2.62
Granted	-		-
Cancelled	223		3.48
Exercised	-		-
Outstanding – September 30, 2006	2,231		2.54
Granted	825		1.01
Cancelled	64		4.44
Exercised	-		-
Outstanding – December 31, 2006	2,992		2.08

Details of the share options exercisable at December 31, 2006 are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
	700	$	1.00
	200		3.70
	100		11.56
	10		9.08
	38		4.50
	248		2.44
	1,296	$	2.67

Of the share options outstanding at December 31, 2006, 1,259 thousand options expire in 2009, 210 thousand options expire in 2010, and 1,523 thousand options expire in 2011.

11. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

(thousands of Canadian dollars, except per share amounts)

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

12. Commitments

The Corporation had previously made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 million had been paid towards this commitment. Of the U.S.$4.7 million already paid, U.S.$3.4 million has was used to purchase underground mining equipment from the same vendor, U.S.$0.3 million was retained by the vendor as a cancellation fee, and U.S.$1.0 million was returned to the Corporation.

Grande Cache Coal has a commitment to purchase a mining shovel from a major heavy equipment distributor for an estimated total cost of U.S.$4.7 million.

13. Subsequent Events

On January 4, 2007, the Corporation placed a U.S.$0.2 million deposit on the mining shovel for the surface mine operations. To date, the total deposit placed on the mining shovel is U.S.$0.3 million.

READER ADVISORY

Non-GAAP Financial Measure

This news release contains the term "EBITDA" which is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). It is therefore unlikely to be comparable to similar measures presented by other companies. Management defines EBITDA as income from operations before depreciation, depletion and accretion expense. EBITDA is presented on a consistent basis from period to period. Management uses EBITDA to assess the operating performance of Grande Cache Coal's ongoing business without the effects of depreciation, depletion and accretion expenses, interest, tax and non-recurring items. Management excludes depreciation, depletion and accretion expense because it largely depends on the accounting methods and assumptions used, as well as non-operating factors such as the historical cost of capital assets. Management excludes non-recurring items because they are transitional in nature. Management believes that in addition to income from operations, EBITDA is a useful supplemental measure as it allows management to compare Grande Cache Coal's operating performance on a consistent basis. Management believes that certain investors and analysts use EBITDA to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement in the mining industry. The most comparable GAAP financial measure is income from operations.

Caution on Forward-looking Statements

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

For further information, please contact:

Anita L. Roncin, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION PROVIDES OPERATIONAL UPDATE AND ANNOUNCES FOURTH QUARTER FISCAL 2007 FINANCIAL AND OPERATING RESULTS

Calgary, Alberta, May 22, 2007 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") today provided an update on operations and announced its financial and operating results for the three and twelve months ended March 31, 2007.

- Grande Cache Coal has sold 0.2 million tonnes of hard coking coal in the first 45 days of the first quarter of fiscal 2008, more than twice the amount sold in the fourth quarter of fiscal 2007. Metallurgical coal sales in the fourth quarter of 2007, including Pulverized Coal Injection (PCI), totaled 0.1 million tonnes.

- During the fourth quarter, severe weather conditions, a labour dispute and track disruptions restricted the amount of coal that could be moved to the port by the Corporation's rail service provider limiting metallurgical coal sales volumes to 0.1 million tonnes. Total sales volumes in the fourth quarter were 0.2 million tonnes.

- Since April 1, 2007, rail service has improved and expectations are that total metallurgical coal sales volumes for the first quarter of fiscal 2008 will be approximately 0.4 million tonnes.

"During the fourth quarter, our rail service provider experienced a combination of severe winter weather conditions and labour unrest that led to dramatically reduced rail service" said Robert Stan, President and Chief Executive Officer. "We were very disappointed by these developments as were other shippers of bulk commodities. Not being able to rail our product to the loading terminal resulted in unexpectedly low customer shipments and rapid inventory build-up at the mine. This forced the temporary suspension of mining and processing activities which led to increased unit costs during the quarter. Since the beginning of April we have seen improved rail service. Further improvement is anticipated and will be required for us to meet all of our customers' shipping requirements and load the vessels that are currently scheduled. We are working closely with the railway to maximize our rail shipments to the load port."

- Coal sales volumes for fiscal 2008 are expected to be in the range of 1.4 to 1.6 million tonnes, contingent upon adequate rail service and a timely startup of the surface mine. Currently committed sales are 1.4 million tonnes. It is projected that coking coal will account for 90% of the total sales volumes and achieve an average price of approximately U.S.$85 per tonne. It is anticipated that PCI sales will account for 10% of the total sales volumes and realize an average price of approximately U.S.$68 per tonne.

- Production costs and the cost of sales are projected to decrease as the Corporation transitions into a lower strip ratio phase of the surface mine and continues to make productivity improvements throughout the operations.

Fourth Quarter Results

- In the fourth quarter of fiscal 2007, hard coking coal sales accounted for 42% of the total sales volume, and carried an average price of $103 per tonne. The average fourth quarter sales price was $78 per tonne generating revenue of $13.8 million. The quarterly sales volumes included a high proportion of PCI and thermal coal which significantly reduced the average realized sales price.

- The cost of coal produced in the period was $68 per tonne, a 36% decline from $98 per tonne last year. Due to high inventory levels and a lack of rail service, the mining and processing operations were suspended for approximately one month. This resulted in low coal production volumes and a higher than expected unit cost.

- The cost of sales in the fourth quarter declined 29% to $86 per tonne, compared to $121 per tonne in the same quarter last year.

- The Corporation's net loss for the quarter was $4.7 million, or $0.10 per share, and was a direct result of the high proportion of PCI and thermal coal sales volumes combined with the low volume of coal produced.

- For the year, the Corporation's revenue increased 12% to $101.3 million while the cost of sales decreased 17% to $93.2 million. The loss from operations was $2.4 million compared to a loss from operations of $31.2 million last year. The net loss for the year was $7.0 million, or $0.14 per share, versus a net loss last year of $32.1 million, or $0.79 per share.

- EBITDA for 2007 was $2.0 million compared to ($27.5 million) in fiscal 2006.

- Grande Cache Coal is finalizing the acquisition of a fleet of mining equipment with which to operate the surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing. The Corporation has placed deposits on a mining shovel, a mining drill and a fleet of haul trucks. It is anticipated that operations in the surface mine will resume in September 2007, conditional upon timely delivery of the mining equipment and the availability of skilled labour for commissioning the equipment.

"Productivity increases have continued in our underground mine and new daily and monthly production records were established in April" Mr. Stan continued. "Also during April, Grande Cache Coal shipped its two millionth tonne of coal to a steel company customer."

"The new fiscal year has started on a promising note from both a production and sales perspective. Our marketing initiatives have yielded positive results and we are forecasting a substantial increase in sales volume for the year. It is expected that the resumption of surface mining operations with company owned and operated equipment coupled with lower strip ratios and productivity improvements will result in production costs significantly below previous levels. Further cost improvements will result from the company's continuing focus on reducing dependence on contractors."

"Demand for coking coal remains strong as steel production world wide continues at a very high rate" Mr. Stan stated. "We are committed to our market diversification strategy and increasing our customer base. Improved rail service, a return to surface mining and increased customer demand will be key components to realizing improved operating results."

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are operating a mining operation that produces metallurgical coal for the steel industry and holds coal leases covering over 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2007, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of May 18, 2007.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, the availability of credit facilities for capital expenditure requirements, debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

Readers of this Management's Discussion and Analysis should refer to the section entitled "Risk Factors" in Grande Cache Coal's 2006 Management's Discussion and Analysis and 2006 Annual Information Form for factors which could potentially impact the Corporation's financial performance and its ability to meet its targets.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	March 31 2007	March 31 2006
Balance Sheet		
Total assets	**107.5**	90.7
Long-term liabilities	**13.9**	13.5
Shareholders' equity	**69.8**	50.1

	Three months ended March 31		Twelve months ended March 31	
(millions of dollars, except per share amounts)	2007	2006	2007	2006
Income Statement				
Revenue	**13.8**	27.0	**101.3**	90.1
Cost of sales	**15.3**	26.7	**93.2**	112.3
Loss from operations	**(4.2)**	(2.1)	**(2.4)**	(31.2)
Net loss	**(4.7)**	(2.6)	**(7.0)**	(32.1)
Basic and diluted net loss per share	**(0.10)**	(0.06)	**(0.14)**	(0.79)

	Three months ended March 31		Twelve months ended March 31	
(millions, except per tonne amounts)	2007	2006	2007	2006
Statistics				
Clean coal production	**0.2**	0.3	**1.0**	1.0
Coal sales	**0.2**	0.2	**1.0**	0.9
Average sales price ($/tonne)	**78**	122	**101**	100
Average cost of sales ($/tonne)	**86**	121	**93**	124
Average cost of production ($/tonne)	**68**	86	**63**	98

Revenue

Sales volumes in the fourth quarter were 0.2 million tonnes generating revenue of $13.8 million, compared to sales volumes of 0.2 million tonnes and revenue of $27.0 million in the same period last year.

During the quarter, the average price achieved on U.S. dollar denominated sales decreased to U.S.$77 per tonne, down from U.S.$107 per tonne in the comparable quarter. The current period sales volumes included hard coking coal sales (42%) at an average price of U.S.$87 per tonne and Pulverized Coal Injection (PCI) sales (35%) at an average price of U.S.$65 per tonne. The average Canadian dollar equivalent on U.S. dollar denominated sales was $91 per tonne, down from $123 per tonne in last year's fourth quarter. Thermal coal sales to the neighboring power plant facility were at an average price of $34 per tonne (23% of volume), resulting in an average Canadian dollar sales price of $78 per tonne, compared to $122 per tonne in the same period last year.

Grande Cache Coal's sales volumes for the year were 1.0 million tonnes generating revenue of $101.3 million, an increase from last year's sales volumes of 0.9 million tonnes and revenue of $90.1 million.

The average U.S. dollar sales price in fiscal 2007 increased to U.S.$93 per tonne, up from U.S.$91 per tonne last year. The annual sales volumes included hard coking coal sales (76%) at an average price of U.S.$100 per tonne and PCI sales (17%) at an average price of U.S.$65 per tonne. The average Canadian dollar equivalent on U.S. dollar denominated sales was $106 per tonne in comparison to $108 per tonne in the prior year, reflecting a stronger Canadian dollar. Thermal coal sales to the neighboring power plant facility accounted for 7% of the total sales volumes and carried an average Canadian price of $34 per tonne. Overall, the average realized Canadian dollar sales price for the year was $101 per tonne, a slight increase from $100 per tonne in fiscal 2006.

Production Costs and Cost of Sales

The Corporation's fourth quarter clean coal production cost decreased 21% to $68 per tonne, from $86 per tonne in the same period last year. Ceasing to operate the surface mine with a contractor, combined with improved productivities in the underground mine and process plant, contributed to the decrease in costs from the comparable quarter.

As a result of poor rail service, in early January the Corporation temporarily suspended operations in the processing plant and underground mine to control coal inventory levels at the mine site. The suspension of mining and processing activities had a negative impact on the unit cost during the quarter because of the low coal production volume.

The cost of coal produced for the year was $63 per tonne, a 36% decline from $98 per tonne last year. There were significant productivity gains and cost reduction achievements during the year which led to the cost improvement. The Corporation also ended its relationship with its surface mine contractor during the third quarter, as such there was no surface mining activity during the last four months of the year. As part of this transition, the Corporation capitalized certain stripping costs totaling $4.3 million.

Cost of sales in the fourth quarter were $15.3 million, or $86 per tonne, compared to $26.7 million, or $121 per tonne in the same period last year. The cost of sales consisted of cost of product sold of $11.5 million ($65 per tonne) and distribution costs of $3.8 million ($21 per tonne). The cost of product sold and distribution costs for the fourth quarter of fiscal 2006 were $20.8 million ($94 per tonne) and $5.9 million ($27 per tonne), respectively.

The decrease in the unit cost of product sold is mainly a result of not operating the surface mine in the fourth quarter. The decrease in the distribution unit cost can be attributed to a high proportion of thermal coal sales to the neighboring power plant facility, which carried a low transportation cost because the coal was not transported by rail.

The cost of sales for the year was $93.2 million or $93 per tonne compared to $112.3 million or $124 per tonne in fiscal 2006. Included in the cost of sales are cost of product sold of $64.4 million ($64 per tonne) and distribution costs of $28.8 million ($29 per tonne). The cost of product sold and distribution costs in fiscal 2006 were $91.4 million ($101 per tonne) and $20.9 million ($23 per tonne), respectively.

The decrease in the unit cost of product sold compared to the prior period is a result of improved productivities across all areas of the operation, a lower strip ratio in the surface mine and a higher plant yield. The Corporation has also made a concerted effort to eliminate the services of contractors and replace the essential services with Grande Cache Coal employees and equipment.

The increase in distribution costs during the year is primarily a result of a higher proportion of shipments to eastern North America which carry higher rail rates than shipments to port in western Canada, and the impact of fuel surcharges on rail costs.

Other Operating Expenses

General and administrative expenses during the period increased to $1.6 million from $1.3 million in the prior year. Included in these costs were head office administrative and marketing charges of $1.1 million ($1.1 million – 2006), non-cash charges for stock-based compensation of $0.4 million ($0.2 million – 2006) and a foreign exchange loss of $0.1 million (nil – 2006).

For the year, general and administrative expenses were $6.0 million, compared to $5.3 million in fiscal 2006. These costs included head office administrative and marketing charges of $4.0 million ($4.3 million – 2006), non-cash charges for stock-based compensation of $1.4 million ($0.8 million – 2006) and a foreign exchange loss of $0.6 million ($0.2 million – 2006).

Fourth quarter depreciation, depletion and accretion charges were $1.1 million in both the current and comparable period. Depreciation, depletion and accretion expenses for the year were $4.4 million, up from $3.7 million in the prior period. The increase is mainly due to the addition and productive use of more capital assets.

Other Income (Expenses)

The Corporation's interest and other income was $0.1 million in the fourth quarters of both the current and prior year, while interest and other income was $0.4 million in fiscal 2007 compared to $0.6 million last year. Interest and other income consists primarily of interest earned on restricted cash, interest earned on short term investments and access fees charged for the use of roads belonging to the Corporation.

Interest and other expenses were $0.5 million in the fourth quarter compared to $0.4 million in the same period last year and $1.7 million for the year compared to $0.7 million in fiscal 2006. Interest and other expenses consist primarily of interest paid on the revolving and term debt.

Non-recurring charges were $2.5 million during the year. These expenses consist of $0.3 million as a fee for the cancellation of a planned equipment purchase in the second quarter and $2.2 million in demobilization costs paid to the surface mining contractor in connection with the termination of the contract in the third quarter.

Liquidity and Capital Resources

At March 31, 2007, Grande Cache Coal had cash and cash equivalents of $4.6 million, an increase of $0.9 million during the quarter and $3.6 million over the year. This compares to a cash decrease of $1.5 million in last year's fourth quarter and a decrease of $34.5 million during fiscal 2006.

Operating activities in the fourth quarter generated cash of $1.6 million in contrast to a cash decrease of $1.2 million in the comparable quarter. Year to date operating activities resulted in a cash decrease of $16.8 million, compared to a cash decrease of $38.7 million in fiscal 2006.

Financing activities during the fourth quarter resulted in a cash decrease of $39 thousand compared to a cash increase of $1.4 million in the same quarter last year. During the twelve months of fiscal 2007, financing activities generated cash of $28.7 million. The Corporation closed a bought deal equity financing for net proceeds of $25.3 million in the first quarter. A total of 10.0 million units of the Corporation were issued at a price of $2.70 per unit for gross proceeds of $27.0 million. Share issuance costs related to the bought deal equity financing were $1.7 million.

The Corporation has a $15.0 million revolving credit facility used to fund working capital requirements. The net proceeds from the revolving facility during fiscal 2007 were $3.5 million bringing the balance at March 31, 2007 to $15.0 million.

Investing activities in the fourth quarter led to a cash decrease of $0.6 million compared to $1.6 million last year. In both periods the main source of the cash use was for investment in capital projects.

Cash used in investing activities since March 31, 2006 was $8.3 million compared to $14.9 million in fiscal 2006. The current year's spending for capital projects was $3.6 million, which was net of a deposit refund of $1.0 million. Also included in investing activities was $4.3 million for prestripping activities in the surface mine.

Grande Cache Coal believes the current revolving facility is sufficient to fund its ongoing working capital requirements. The Corporation expects to maintain sufficient inventory levels at the port to meet customer requirements, provided adequate rail service is available. At March 31, 2007, the Corporation had $30.3 million in coal inventory, compared to $30.9 million at the end of the previous quarter.

The Corporation did not have any off-balance sheet financing structures in place at March 31, 2007. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.8 million, capital lease obligations of $0.1 million and long term debt of $10.0 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.5 million provided to the Alberta Government, which are presently secured by restricted cash.

Grande Cache Coal is finalizing the acquisition of a fleet of mining equipment with which to operate the surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing. As of March 31, 2007, the Corporation has placed U.S.$0.8 million in deposits on surface mining equipment which is projected to be onsite in the second quarter of fiscal 2008. It is anticipated that operations in the surface mine will resume in September 2007, conditional upon timely delivery of the mining equipment and the availability of skilled labour for commissioning the equipment. Capital expenditures for the surface mine are expected to total approximately $32 million during fiscal 2008, with approximately $3.0 million to be incurred in the first quarter and the balance in the second and third quarters.

Summary of Quarterly Results

	2007				2006				2005
(millions, except per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Clean coal production	0.2	0.3	0.2	0.3	0.3	0.2	0.3	0.2	0.2
Coal sales	0.2	0.3	0.3	0.2	0.2	0.2	0.4	0.1	0.2
Average sales price ($/tonne)	78	95	103	125	122	106	90	81	65
Average cost of sales ($/tonne)	86	88	97	101	121	130	109	172	111
Average cost of production ($/tonne)	68	63	63	60	86	99	104	110	94
Revenue	13.8	28.7	29.8	29.0	27.0	19.2	34.5	9.4	11.9
(Loss) income from operations	(4.2)	0.6	(0.9)	2.1	(2.1)	(6.5)	(10.2)	(12.4)	(10.3)
Net (loss) income	(4.7)	(2.2)	(1.8)	1.7	(2.6)	(6.9)	(10.5)	(12.2)	(10.2)
Basic and diluted net (loss) income per share	(0.10)	(0.04)	(0.03)	0.03	(0.06)	(0.17)	(0.26)	(0.30)	(0.27)

Outlook

Metallurgical Coal Markets

Coal sales volumes for fiscal 2008 are expected to be in the range of 1.4 to 1.6 million tonnes, contingent upon adequate rail service and a timely startup of the surface mine. It is projected that coking coal will account for 90% of the total sales volumes and achieve an average price of approximately U.S.$85 per tonne. It is anticipated that PCI sales will account for 10% of the total sales volumes and realize an average price of approximately U.S.$68 per tonne.

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate delays in vessel nominations. The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Operations

It is projected that operations in the surface mine will resume in September 2007, contingent upon timely delivery of the mining equipment and the availability of skilled labour for commissioning the equipment. Once full surface mine operations resume the combination of a lower strip ratio and the anticipated productivity improvements are expected to reduce production costs from 2007 levels.

The Corporation is continuing to focus on cost control and productivity improvements in the underground mine and the process plant. These areas are not affected by the change in the surface mining activities and with continued underground mine production the Corporation expects it will produce sufficient coal volumes to meet its sales commitments for the first half of the fiscal year, following which the surface mine operations are expected to resume.

Production levels for fiscal 2008 will continue to be managed according to scheduled sales volumes and the maintenance of adequate inventory levels.

Capital Expenditures

The Corporation anticipates spending approximately $40 million on capital additions and a drilling program in fiscal 2008. Grande Cache Coal is finalizing the acquisition of a fleet of mining equipment with which to operate the

surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing. Expenditures on equipment for the Corporation's surface mining fleet are expected to approximate $32 million and will occur primarily during the second and third quarters of the year. The Corporation has placed deposits on a mining shovel, a mining drill and a fleet of haul trucks. It is anticipated that operations in the surface mine will resume in September 2007, conditional upon timely delivery of the mining equipment and the availability of skilled labour for commissioning the equipment.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to support accounts receivable.

As at May 18, 2007, there were 50,768,688 common shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	1,058,334	$1.00	March 21, 2009
	162,500	162,500	$3.70	July 21, 2009
	37,500	37,500	$3.70	August 8, 2009
	125,000	125,000	$11.56	March 15, 2010
	10,000	10,000	$9.08	June 9, 2010
	75,000	37,500	$4.50	October 18, 2010
	655,000	218,333	$2.44	April 11, 2011
	525,000	-	$1.05	October 11, 2011
	175,000	-	$1.05	November 16, 2011
	125,000	-	$0.79	December 14, 2011
Total	2,948,334	1,649,167		

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2006, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

(unaudited)		March 31 2007		March 31 2006
Assets				
Current assets				
Cash and cash equivalents	$	**4,614**	$	973
Restricted cash (note 2)		**6,528**		6,138
Accounts receivable		**5,129**		2,836
Inventory (note 3)		**34,677**		26,509
Prepaid prestrip charges (note 4)		**4,193**		-
Prepaid expenses		**1,769**		1,490
		56,910		37,946
Deposit for future reclamation expenditures		**82**		82
Capital assets (note 5)		**50,473**		52,720
	$	**107,465**	$	90,748
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	**8,788**	$	15,653
Revolving debt (note 6)		**15,000**		11,500
		23,788		27,153
Long term debt (note 6)		**10,000**		10,000
Asset retirement obligations (note 7)		**3,783**		3,470
Capital lease obligations		**104**		-
		37,675		40,623
Shareholders' Equity				
Share capital (note 8)		**126,979**		101,715
Contributed surplus		**3,036**		1,621
Deficit		**(60,225)**		(53,211)
		69,790		50,125
	$	**107,465**	$	90,748

Commitments and Contingencies (note 13)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Loss and Deficit
(thousands of Canadian dollars, except per share amounts)

(unaudited)		Three months ended March 31 2007	Three months ended March 31 2006	Twelve months ended March 31 2007	Twelve months ended March 31 2006
Revenue	$	**13,788** $	26,971 $	**101,251** $	90,106
Expenses					
Cost of product sold		**11,552**	20,753	**64,398**	91,385
Distribution		**3,780**	5,964	**28,841**	20,888
General and administrative		**1,571**	1,288	**6,000**	5,335
Depreciation, depletion and accretion		**1,113**	1,098	**4,409**	3,686
		18,016	29,103	**103,648**	121,294
Loss from operations		**(4,228)**	(2,132)	**(2,397)**	(31,188)
Other income (expenses)					
Interest and other income		**89**	147	**399**	578
Interest and other expenses		**(508)**	(355)	**(1,751)**	(747)
Non-recurring charges (note 9)		**-**	-	**(2,541)**	-
Loss before taxes		**(4,647)**	(2,340)	**(6,290)**	(31,357)
Taxes		**(100)**	(280)	**(724)**	(761)
Net loss		**(4,747)**	(2,620)	**(7,014)**	(32,118)
Deficit, beginning of period		**(55,478)**	(50,591)	**(53,211)**	(21,093)
Deficit, end of period	$	**(60,225)** $	(53,211) $	**(60,225)** $	(53,211)
Net loss per share (note 10)					
Basic and diluted	$	**(0.10)** $	(0.06) $	**(0.14)** $	(0.79)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation

Consolidated Statements of Cash Flows

(thousands of Canadian dollars)

(unaudited)	Three months ended March 31 2007	Three months ended March 31 2006	Twelve months ended March 31 2007	Twelve months ended March 31 2006
Cash provided by (used for)				
Operating activities				
Net loss	$ **(4,747)**	$ (2,620)	$ **(7,014)**	$ (32,118)
Items not affecting cash				
Stock-based compensation (note 11)	**392**	185	**1,415**	767
Unrealized foreign exchange loss	**108**	2	**25**	277
Depreciation, depletion and accretion	**1,113**	1,098	**4,409**	3,686
	(3,134)	(1,335)	**(1,165)**	(27,388)
Net change in non-cash working capital relating to operating activities	**4,714**	111	**(15,650)**	(11,345)
	1,580	(1,224)	**(16,815)**	(38,733)
Financing activities				
Proceeds on revolving and term debt (note 6)	-	1,500	**3,500**	21,500
Proceeds on issuance of share capital (note 8)	-	-	**27,000**	1,545
Share issuance costs (note 8)	-	-	**(1,736)**	(1)
Payment on capital lease obligations	**(39)**	-	**(39)**	-
Repayment of notes payable (note 12)	-	-	-	(3,752)
Net change in non-cash working capital relating to financing activities	-	(145)	-	-
	(39)	1,355	**28,725**	19,292
Investing activities				
Additions to mineral properties and development	**(44)**	(254)	**(2,219)**	(4,456)
Additions to buildings and equipment	**(549)**	(1,173)	**(1,376)**	(12,350)
Restricted cash (note 2)	-	(107)	**(390)**	3,501
Net change in non-cash working capital relating to investing activities	**6**	(69)	**(4,333)**	(1,592)
	(587)	(1,603)	**(8,318)**	(14,897)
Effect of foreign exchange on cash and cash equivalents	**(34)**	(2)	**49**	(144)
Increase (decrease) in cash and cash equivalents	**920**	(1,474)	**3,641**	(34,482)
Cash and cash equivalents, beginning of period	**3,694**	2,447	**973**	35,455
Cash and cash equivalents, end of period	$ **4,614**	$ 973	$ **4,614**	$ 973

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the fiscal year ended March 31, 2006.

The interim consolidated financial statements should be read in conjunction with the Corporation's audited consolidated financial statements and notes thereto for the year ended March 31, 2006.

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,528 have been provided to the Alberta Minister of Finance for security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure, including $90 provided in the second quarter of this year. In addition, cash secured letters of credit of $1,000 have been made available to service providers, including $300 provided in the first quarter of this year.

3. Inventory

	March 31 2007	March 31 2006
Coal inventory	$ 30,251	$ 25,041
Materials inventory	4,426	1,468
Total	$ 34,677	$ 26,509

4. Prepaid Prestrip Charges

In accordance with EIC-160: Stripping Costs Incurred in the Production Phase of a Mining Operation, the Corporation has capitalized certain stripping costs in fiscal 2007, including $3.3 million during the second quarter and $1.0 million during the third quarter, due to mining conditions in which the surface mine contractor was winding down its activities for the Corporation. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. These deferred charges will be amortized over the future production generated by the stripping activity which occurred during the second and third quarters.

Fourth quarter amortization charges were $132.

5. Capital assets

	March 31 2007	March 31 2006
Mineral properties and development	$ 19,788	$ 21,074
Buildings and equipment	30,456	31,646
Capital leases	229	-
	$ 50,473	$ 52,720

(thousands of Canadian dollars, except per share amounts)

6. Revolving and term debt

During the third quarter of fiscal 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consisted of a $10 million term facility and a $15 million revolving facility with interest payable monthly at a rate of prime plus 2% per annum. The amended facilities had a maturity date of April 8, 2007, subject to a one year extension option.

In the fourth quarter, the Corporation exercised its option to extend its $10 million term facility and $15 million revolving facility for an additional year. The credit facilities are secured by a general security agreement with interest payable monthly at a rate of prime plus 2% per annum and have a maturity date of April 8, 2008.

The credit facilities are being used to finance the Corporation's working capital and also allowed for the retirement of a $5 million loan the Corporation received from a member of the Board of Directors in the third quarter of fiscal 2006. The loan was secured by coal inventory at port, was interest bearing at 8% per annum and repayable 2 months from the date of receipt.

The net repayment on the revolving facility during the first quarter was $670 bringing the balance at June 30, 2006, to $10,830. The net repayment on the revolving facility during the second quarter was $3,330 bringing the balance at September 30, 2006, to $7,500. The net borrowing on the revolving facility during the third quarter was $7,500 bringing the balance at December 31, 2006, to $15,000. The revolving facility had a balance of $15,000 at March 31, 2007.

7. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,783 as at March 31, 2007, based on a total future liability of $7,225. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the period when the provision originated and the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

Balance – March 31, 2005	$	2,338
Increase in liability		935
Accretion expense		197
Balance – March 31, 2006	$	3,470
Increase in liability		72
Accretion expense		241
Balance – March 31, 2007	$	3,783

8. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number	Stated Value
Common shares		
Balance – March 31, 2006	40,769	$ 101,715
Shares issued on bought deal equity financing	10,000	27,000
Balance – March 31, 2007	50,769	128,715
Less: Share issuance costs		1,736
		$ 126,979

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27.0 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

Share issuance costs related to the bought deal equity financing were $1,736 in the first quarter of 2007. Warrants to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share until April 5, 2007, were also issued to the agents.

9. Non-recurring Charges

In the second quarter of 2007, Grande Cache Coal incurred a charge of $335 for cancelling a commitment to purchase mining equipment from a major equipment manufacturer.

During the third quarter of 2007, demobilization charges of $2,206 were paid by the Corporation to North American Energy Partners as part of ending a contractual relationship.

These expenses are not expected to occur again in the future and have been classified as non-recurring costs. The non-recurring costs have been classified as Other Expenses as they are not part of the continuing day to day operations of the mine.

(thousands of Canadian dollars, except per share amounts)

10. Net Loss per Share

The following table reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. There was no dilutive effect for the Corporation's outstanding share options and warrants as they were not in-the-money during the quarter, and the effect of all option and warrant exercises would be anti-dilutive to the loss per share in the prior year.

	Three months ended March 31		Twelve months ended March 31	
	2007	2006	2007	2006
Weighted average shares outstanding – basic and diluted	50,769	40,769	50,632	40,658
Net loss	$ (4,747)	$ (2,620)	$ (7,014)	$ (32,118)
Net loss per share:				
Basic and diluted	$ (0.10)	$ (0.06)	$ (0.14)	$ (0.79)

11. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the fourth quarter was $392, compared to $185 in the same quarter last year and was a result of options granted pursuant to the Corporation's share option plan. The year to date stock based compensation was $1,415, compared to $767 in the prior year.

As part of the Corporation's share option plan, on April 12, 2006, 900 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $2.44 per share, on October 12, 2006, 525 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $1.05, on November 17, 2006, 175 thousand options to purchase common shares were granted to employees of the Corporation at an exercise price of $1.05 and on December 15, 2006, 125 thousand options to purchase common shares were granted to employees of the Corporation at an exercise price of $0.79. The options have a five year term and are subject to an 18 month vesting period.

On July 28, 2006, 35 thousand options to purchase common shares were cancelled, on September 26, 2006 188 thousand options to purchase common shares were cancelled, on October 26, 2006, 5 thousand options to purchase common shares were cancelled, on November 10, 2006, 23 thousand options to purchase common shares were cancelled, on November 30, 2006, 23 thousand options to purchase common shares were cancelled, on December 25, 2006, 13 thousand options to purchase common shares were cancelled, on February 10, 2007, 12 thousand options to purchase common shares were cancelled, on March 2, 2007, 12 thousand options to purchase common shares were cancelled and on March 30, 2007, 20 thousand options to purchase common shares were cancelled.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 86%, risk-free interest rates of 3% to 4% and expected lives of five years.

Details of the share options outstanding are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
Outstanding – March 31, 2006	1,554	$	2.73
Granted	900		2.44
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2006	2,454	$	2.62
Granted	-		-
Cancelled	(223)		3.48
Exercised	-		-
Outstanding – September 30, 2006	2,231		2.54
Granted	825		1.01
Cancelled	(64)		4.44
Exercised	-		-
Outstanding – December 31, 2006	2,992		2.08
Granted	-		-
Cancelled	(44)		2.44
Exercised	-		-
Outstanding – March 31, 2007	2,948		2.07

Of the share options outstanding at March 31, 2007, 1,258 thousand options expire in 2009, 210 thousand options expire in 2010, and 1,480 thousand options expire in 2011.

Details of the share options exercisable at March 31, 2007 are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
	1,058	$	1.00
	200		3.70
	125		11.56
	10		9.08
	38		4.50
	218		2.44
	1,649	$	2.45

12. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

(thousands of Canadian dollars, except per share amounts)

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

13. Commitments and Contingencies

The Corporation had previously made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment was U.S.$16 million, with progress payments required over the course of the manufacturing process. The Corporation cancelled this commitment on September 8, 2006. To the date of cancellation, progress payments of U.S.$4.7 million had been paid towards this commitment. Of the U.S.$4.7 million already paid, U.S.$3.4 million has was used to purchase underground mining equipment from the same vendor, U.S.$0.3 million was retained by the vendor as a cancellation fee, and U.S.$1.0 million was returned to the Corporation.

Grande Cache Coal has commitments to purchase mining equipment from heavy equipment distributors for the purpose of operating the surface mine. Included in these commitments are a mining shovel with an estimated total cost of U.S.$4.7 million, a mining drill with an estimated total cost of U.S.$1.9 million, and haul trucks with an estimated total cost of U.S.$5.5 million. At March 31, 2007, deposits of U.S.$0.8 million have been placed on this mining equipment.

14. Subsequent Events

On April 5, 2007, 5,000,000 warrants entitling the holder to purchase one Common Share at a price of $3.40 each expired. On the same day, warrants entitling agents to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share also expired.

On April 26, 2007, the Corporation placed a U.S.$0.25 million deposit on a mining drill for the surface mine operations. To date, the total deposit placed on the mining drill is U.S.$0.5 million.

On May 9, 2007, the Corporation placed a U.S.$1.2 million deposit on the haul trucks for the surface mine operations. To date, the total deposit placed on the haul trucks is U.S.$1.45 million.

READER ADVISORY

Non-GAAP Financial Measure

This news release contains the term "EBITDA" which is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). It is therefore unlikely to be comparable to similar measures presented by other companies. Management defines EBITDA as income from operations before depreciation, depletion and accretion expense. EBITDA is presented on a consistent basis from period to period. Management uses EBITDA to assess the operating performance of Grande Cache Coal's ongoing business without the effects of depreciation, depletion and accretion expenses, interest, tax and non-recurring items. Management excludes depreciation, depletion and accretion expense because it largely depends on the accounting methods and assumptions used, as well as non-operating factors such as the historical cost of capital assets. Management excludes non-recurring items because they are transitional in nature. Management believes that in addition to income from operations, EBITDA is a useful supplemental measure as it allows management to compare Grande Cache Coal's operating performance on a consistent basis. Management believes that certain investors and analysts use EBITDA to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement in the mining industry. The most comparable GAAP financial measure is income from operations.

Forward-looking Statement Advisory

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

For further information, please contact:

Anita L. Roncin, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION FILES DOCUMENTS IN RESPECT OF ITS FISCAL YEAR ENDED MARCH 31, 2007

Calgary, Alberta (GCE-TSX), June 29, 2007 – Grande Cache Coal Corporation ("Grande Cache Coal") announced today that it has filed its audited consolidated financial statements for its fiscal year ended March 31, 2007 and related management's discussion and analysis and its annual information form for its fiscal year ended March 31, 2007 with Canadian security regulatory authorities.

Copies of the foregoing continuous disclosure documents are available at www.sedar.com and the Company's website at www.gccoal.com.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the steel industry from coal leases covering over 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION PROVIDES OPERATIONAL UPDATE

Calgary, Alberta, July 18, 2007 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal") is pleased to provide the following operational update:

- Grande Cache Coal sold 0.4 million tonnes of metallurgical coal in the first quarter of fiscal 2008, in line with the guidance provided by the company. A steady improvement in rail service resulted in substantially increased volumes of coal being moved to the port by the company's rail service provider during the first fiscal quarter.

- Grande Cache Coal is continuing to experience strong demand for its coal products and anticipates selling 0.3 to 0.4 million tonnes of metallurgical coal during its second fiscal quarter. The company continues to estimate that its coal sales volumes for fiscal 2008 will be in the range of 1.4 to 1.6 million tonnes, contingent upon adequate rail service and the timely commissioning of equipment for full-scale surface mine operations at the company's No. 12 South B2 mine.

- Initial components of the mining shovel and trucks purchased by Grande Cache Coal to resume full-scale surface mine operations at the No. 12 South B2 mine have arrived on site. The company has placed deposits on a majority of the additional pieces of mining equipment required to increase production from the surface mine and anticipates that this equipment will be delivered during its second fiscal quarter.

- Grande Cache Coal anticipates submitting supplementary information to the regulatory bodies during its second fiscal quarter in support of an application to commence mining at its No. 8 surface mine. The company recently filed an updated NI 43–101 Technical Report wherein the proven run-of-mine reserves at the No. 8 surface mine increased to 12.8 million tonnes (from 8.6 million tonnes) as a result of a drilling program completed during fiscal 2007 in support of the final submissions for a mine license.

Grande Cache Coal is an Alberta-based metallurgical coal mining company whose experienced team of coal professionals is operating a mining operation that produces metallurgical coal for the steel industry from its coal leases covering approximately 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

This news release contains certain forward-looking statements including expectations of future coal sales, the delivery of mining equipment and the submission of regulatory applications, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, Grande Cache Coal's ability to access sufficient capital for its operations, changes in general economic, market and business conditions; uncertainties

associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2007 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer
Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES $22.1 MILLION BOUGHT DEAL FINANCING

Calgary, Alberta, July 19, 2007 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Canaccord Capital Corporation and including Bolder Investment Partners Ltd. and Salman Partners Inc., pursuant to which the underwriters have agreed to purchase 17,000,000 units (the "Units") of the Corporation on a bought deal basis, at a price of $1.30 per Unit for gross proceeds to Grande Cache Coal of $22.1 million. In addition, the Corporation has granted to the underwriters an over-allotment option to purchase up to an additional 2,550,000 Units at the issue price for a period of 30 days following the closing date. Each Unit will consist of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to acquire one common share at a price of $1.60 per share for a period of one year from the closing date. The Units will be offered in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario by way of a short form prospectus. The offering is scheduled to close on or about August 9, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The net proceeds of the offering will be used by the Corporation to fund its ongoing exploration and development activities, capital projects and for general working capital purposes.

Grande Cache Coal is an Alberta-based metallurgical coal mining company whose experienced team of coal professionals are operating a mining operation that produces metallurgical coal for the steel industry from its coal leases covering approximately 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer
Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2007 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES AN INCREASE TO THE BOUGHT DEAL FINANCING ANNOUNCED JULY 19, 2007

Calgary, Alberta, July 19, 2007 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") announces that they have entered into an amended agreement with a syndicate of underwriters led by Canaccord Capital Corporation. The Offering announced on July 19, 2007 will now consist of 20,500,000 Units ($26,650,000). In addition, the underwriters will have an Overallotment option to purchase up to an additional 3,075,000 Units (15% of the base Offering) at the issue price for a period of 30 days following the closing date. Upon exercise of the Overallotment, the financing will total $30,647,500.

See the Company's press releases dated July 19, 2007 for further details relating to this financing.

Grande Cache Coal is an Alberta-based metallurgical coal mining company whose experienced team of coal professionals are operating a mining operation that produces metallurgical coal for the steel industry from its coal leases covering approximately 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer
Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2007 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES FIRST QUARTER FISCAL 2008 FINANCIAL AND OPERATING RESULTS

Calgary, Alberta, August 2, 2007 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") today announced its financial and operating results for the three months ended June 30, 2007.

- Grande Cache Coal achieved its highest quarterly sales volume to date selling 0.4 million tonnes of metallurgical coal in the first quarter of fiscal 2008, compared to 0.2 million tonnes sold in the same period last year. The average sales price during the quarter was $89 per tonne generating sales revenue of $38.2 million compared to $125 per tonne and revenue of $29 million in the first quarter of last year, reflecting lower U.S. dollar prices for the current coal year and a stronger Canadian dollar.

- Cash flow provided by operating activities was $3.3 million compared to a cash use of $12.8 million in the same period last year.

- The Corporation's cost of coal produced in the period was $55 per tonne, a $5 per tonne decline from the same period last year and a $13 per tonne decrease from the previous quarter.

- Cost of sales continued in a downward trend averaging $81 per tonne in the first quarter. This compares to $101 per tonne in the same period last year and $86 per tonne in the previous quarter.

"We saw some very encouraging results in the first quarter", said Robert Stan, President and CEO. "Our achievements illustrate the ongoing dedication and commitment of our employees as we continue to see a reduction in our operating costs" he continued. "Our sales volume in the quarter was the highest it has been and we are continuing to see a strong demand for our product going forward."

- EBITDA for the first quarter was $1.7 million compared to $3.7 million last year.

- The Corporation's net loss for the quarter was $2.0 million, or $0.04 per share compared to a net income of $1.7 million, or $0.03 per share in last years first quarter. The net loss for the quarter reflects the lower realized U.S. dollar sales prices for the current coal year and a recent strengthening of the Canadian dollar versus the U.S. dollar partially offset by lower production and transportation costs.

- On July 19, 2007, Grande Cache Coal entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase 20,500,000 units ("Units") of the Corporation on a bought deal basis, at a price of $1.30 per Unit for gross proceeds to Grande Cache Coal of $26,650,000. In addition, the Corporation has granted to the underwriters an over-allotment option to purchase up to an additional 3,075,000 Units at the issue price for a period of 30 days following the closing date. Each Unit will consist of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to acquire one common share at a price of $1.60 per share for a period of one year from the closing date. The offering is scheduled to close on or about August 9, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals.

Surface Mine Update

Grande Cache Coal anticipates submitting supplementary information to the regulatory bodies during its second fiscal quarter in support of an application to commence mining at its No. 8 surface mine. The company recently filed an updated NI 43–101 Technical Report wherein the proven run-of-mine reserves at the No. 8 surface mine increased to 12.8 million tonnes (from 8.6 million tonnes) as a result of a drilling program completed during fiscal 2007 in support of the final submissions for a mine license.

Mining equipment and components for the No. 12 South B2 surface mine are beginning to arrive at the site and new employees are being hired in this area for safety, engineering, operations and maintenance. It is anticipated that full-scale operations of the surface mine with Grande Cache Coal owned and operated equipment will resume in September 2007, provided the necessary mining equipment continues to be delivered and commissioned in a timely manner.

- Various pieces of surface mining equipment have arrived on site and initial activity in the surface mine has commenced including grading of roads and preparation of drill pads.

- The mining shovel has arrived on site and has been substantially erected. The shovel is scheduled to move into the surface mine pit in early August where operator training will commence.

- Initial components of the haul trucks have arrived on site and other major truck components are in transit and scheduled to arrive on site in early August.

- The mining drill has arrived at the mine site and is slated to be commissioned by mid-August.

- The Corporation has placed deposits on a majority of the additional pieces of mining equipment and it is expected that this equipment will be delivered throughout the second fiscal quarter.

- Financing for the surface mining equipment is currently being negotiated and is expected to result in a combination of lease and debt financing, in addition to use of a portion of the proceeds from the bought deal equity issue. To date, equipment deposits and payments have been funded through ongoing working capital.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are operating a mining operation that produces metallurgical coal for the steel industry and holds coal leases covering over 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2007, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of July 31, 2007.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, the availability of credit facilities for capital expenditure requirements, debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2007 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

Readers of this Management's Discussion and Analysis should refer to the section entitled "Risk Factors" in Grande Cache Coal's 2007 Management's Discussion and Analysis and 2007 Annual Information Form for factors which could potentially impact the Corporation's financial performance and its ability to meet its targets.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	June 30 2007	March 31 2007
Balance Sheet		
Total assets	**106.2**	107.5
Long-term liabilities	**4.0**	13.9
Shareholders' equity	**68.1**	69.8

(millions of dollars, except per share amounts)	Three months ended June 30 2007	2006
Income Statement		
Revenue	**38.2**	29.0
Cost of sales	**34.6**	23.4
(Loss) income from operations	**(1.7)**	2.1
Net (loss) income	**(2.0)**	1.7
Basic and diluted net (loss) income per share	**(0.04)**	0.03

(millions of tonnes, except per tonne amounts)	Three months ended June 30 2007	2006
Statistics		
Clean coal production (tonnes)	**0.3**	0.3
Coal sales (tonnes)	**0.4**	0.2
Average sales price ($/tonne)	**89**	125
Average cost of sales ($/tonne)	**81**	101
Average cost of production ($/tonne)	**55**	60

Revenue

The Corporation's first quarter sales volumes were 0.4 million tonnes generating revenue of $38.2 million, compared to sales volumes of 0.2 million tonnes and revenue of $29.0 million in the comparable quarter of the prior year.

The average price achieved on U.S. dollar denominated sales decreased to U.S.$82 per tonne, down from U.S.$111 per tonne in the same period last year due to a decline in contract price settlements. The current period sales volumes included hard coking coal sales (88%) at an average price of U.S.$84 per tonne and Pulverized Coal Injection (PCI) sales (12%) at an average price of U.S.$68 per tonne. The average Canadian dollar equivalent on U.S. dollar denominated sales was $89 per tonne, down from $125 per tonne in last year's first quarter and reflects a stronger Canadian dollar in the current quarter in addition to the lower prices for the current coal year.

Production Costs and Cost of Sales

Grande Cache Coal's first quarter clean coal production cost was $55 per tonne, an 8% decrease from $60 per tonne in the same period last year. Process plant improvements which led to a higher yield contributed to the decrease in costs from the comparable quarter.

The Corporation's first quarter cost of sales was $34.6 million, or $81 per tonne, compared to $23.4 million, or $101 per tonne in the same period last year. The cost of sales consisted of cost of product sold of $22.9 million ($54 per tonne) and distribution costs of $11.7 million ($27 per tonne). The cost of product sold and distribution costs for the first quarter of fiscal 2007 were $15.9 million ($68 per tonne) and $7.5 million ($33 per tonne), respectively.

The decrease in the unit cost of product sold is a result of improved operating efficiencies across all areas of operations. The Corporation has also made a concerted effort to eliminate the services of contractors and replace the essential services with Grande Cache Coal employees and equipment.

The decrease in distribution costs during the quarter is largely due to a lower proportion of shipments to eastern North America which carry higher rail rates than shipments to port in western Canada, and the declining impact of fuel surcharges on rail costs.

Other Operating Expenses

The Corporation's general and administrative expenses during the period increased to $2.2 million from $2.0 million in the comparable quarter. Included in these costs were head office administrative and marketing charges of $1.1 million ($1.1 million – 2007), non-cash charges for stock-based compensation of $0.3 million ($0.4 million – 2007) and a foreign exchange loss of $0.8 million ($0.5 million – 2007).

Depreciation, depletion and accretion charges during the quarter were $3.0 million compared to $1.4 million in the same period last year. The increase is reflective of higher production levels and the drawdown of coal inventory volumes.

Other Income (Expenses)

Grande Cache Coal's interest and other income was $0.4 million in the first quarter compared to $0.1 million last year and consists primarily of interest earned on restricted cash, interest earned on short term investments and access fees charged for the use of roads and bridges belonging to the Corporation.

Interest and other expenses during the period were $0.5 million compared to $0.4 million in the comparable period and consist primarily of interest paid on the revolving and term debt.

Liquidity and Capital Resources

The Corporation had cash and cash equivalents of $3.4 million at June 30, 2007, a decrease of $1.2 million from March 31, 2007. This compares to a cash increase of $10.2 million in the comparable quarter of last year.

During the first three months of fiscal 2008 operating activities generated cash of $3.3 million in contrast to a cash decrease of $12.8 million in the first three months of fiscal 2007. The net change in non-cash working capital provided cash of $1.6 million this quarter compared to a cash use of $16.3 million last year, which included a $13.6 million increase in coal inventory.

Financing activities during the first quarter resulted in a cash decrease of $3.0 million. The Corporation has a $15.0 million revolving credit facility used to fund working capital requirements. The net repayment on the revolving facility during the period was $3.0 million bringing the balance at June 30, 2007 to $12.0 million.

Financing activities in the comparable quarter resulted in a cash increase of $24.6 million during which time the Corporation closed a bought deal equity financing for net proceeds of $25.3 million. A total of 10.0 million units of the Corporation were issued at a price of $2.70 per unit for gross proceeds of $27.0 million. Share issuance costs related to the bought deal equity financing were $1.7 million.

Investing activities in the first quarter led to a cash decrease of $1.1 million compared to $1.7 million last year. In both periods the main source of the cash use was for investment in capital projects.

The Corporation did not have any off-balance sheet financing structures in place at June 30, 2007. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.8 million, and capital lease obligations of $0.1 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.5 million provided to the Alberta Government, which are presently secured by restricted cash.

On July 19, 2007, Grande Cache Coal entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase 20,500,000 units ("Units") of the Corporation on a bought deal basis, at a price of $1.30 per Unit for gross proceeds to Grande Cache Coal of $26,650,000. In addition, the Corporation has granted to the underwriters an over-allotment option to purchase up to an additional 3,075,000 Units at the issue price for a period of 30 days following the closing date. Each Unit will consist of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to acquire one common share at a price of $1.60 per share for a period of one year from the closing date. The offering is scheduled to close on or about August 9, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals.

Grande Cache Coal is finalizing the acquisition of a fleet of mining equipment that will be used to operate the surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing in addition to use of a portion of the proceeds from the bought deal equity issue. Capital expenditures for the surface mine are expected to total approximately $32 million during fiscal 2008. As of June 30, 2007, the Corporation has placed U.S.$2.5 million in deposits and progress payments on surface mining equipment.

The Corporation believes that the current revolving facility in addition to a portion of the proceeds from the bought deal equity issue will be sufficient to fund its ongoing working capital requirements. Grande Cache Coal expects to maintain sufficient inventory levels at the port to meet customer requirements, contingent upon adequate rail service and the timely start-up of full-scale surface mine operations. At June 30, 2007, the Corporation had $19.8 million in coal inventory, compared to $30.3 million at the end of the previous quarter.

Changes in Accounting Policies

The CICA Handbook sections 1530 - Comprehensive Income, 3855 - Financial Instruments – Recognition and Measurement and 3865 - Hedges, became applicable to the Corporation on April 1, 2007.

Section 1530 requires the presentation of a statement of comprehensive income and its components that are not included in net income (loss). Other comprehensive income is the change in net assets during a period that result from transactions, events and circumstances from non-owner sources such as unrealized gains or losses on available-for-sale investments. The Corporation did not have other comprehensive income or losses during the period therefore comprehensive income (loss) was equal to the net income (loss).

Section 3855 establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard. Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income (loss). Financial assets available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Corporation in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

Section 3865 provides new standards for entities applying hedge accounting. The Corporation had no transactions which have been designated as hedges for accounting purposes therefore the new standard did not impact the financial statements.

Summary of Quarterly Results

	2008	2007				2006		
(millions, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Clean coal production	0.3	0.2	0.3	0.2	0.3	0.3	0.2	0.3
Coal sales	0.4	0.2	0.3	0.3	0.2	0.2	0.2	0.4
Average sales price ($/tonne)	89	78	95	103	125	122	106	90
Average cost of sales ($/tonne)	81	86	88	97	101	121	130	109
Average cost of production ($/tonne)	55	68	63	63	60	86	99	104
Revenue	38.2	13.8	28.7	29.8	29.0	27.0	19.2	34.5
(Loss) income from operations	(1.7)	(4.2)	0.6	(0.9)	2.1	(2.1)	(6.5)	(10.2)
Net (loss) income	(2.0)	(4.7)	(2.2)	(1.8)	1.7	(2.6)	(6.9)	(10.5)
Basic and diluted net (loss) income per share	(0.04)	(0.10)	(0.04)	(0.03)	0.03	(0.06)	(0.17)	(0.26)

Outlook

Metallurgical Coal Markets

Grande Cache Coal is continuing to experience strong demand for its coal products and anticipates selling 0.3 to 0.4 million tonnes of metallurgical coal during its second fiscal quarter. The Company continues to estimate that its coal sales volumes for fiscal 2008 will be in the range of 1.4 to 1.6 million tonnes, contingent upon adequate rail service and the timely commissioning of equipment for full-scale surface mine operations at the Corporation's No. 12 South B2 mine.

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate delays in vessel nominations. The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Operations

Various pieces of surface mining equipment have arrived on site and initial activity in the surface mine has commenced including grading of roads and preparation of drill pads. The mining shovel has arrived on site and has been substantially erected. Initial components of the haul trucks have arrived on site and other major truck components are in transit and scheduled to arrive in early August. The mining drill has arrived and is slated to be commissioned by mid-August. The Corporation has placed deposits on a majority of the additional pieces of mining equipment and it is expected that this equipment will be delivered during the second fiscal quarter. It is anticipated that full-scale operations of the surface mine will resume in September 2007, provided the necessary mining equipment continues to be delivered and commissioned in a timely manner.

Once full-scale surface mine operations resume the combination of a lower strip ratio and the anticipated productivity improvements are expected to reduce production costs from 2007 levels. As well, the Corporation is continuing to focus on cost control and productivity improvements in the underground mine and the process plant. These areas are not affected by the change in the surface mining activities and with continued underground mine production the Corporation anticipates it will produce sufficient coal volumes to meet its sales commitments for the first half of the fiscal year, following which the surface mine operations are expected to resume.

Production levels for fiscal 2008 will continue to be managed according to scheduled sales volumes and the maintenance of adequate inventory levels.

Capital Expenditures

The Corporation anticipates spending approximately $40 million on capital additions and a drilling program in fiscal 2008. Grande Cache Coal is finalizing the acquisition of a fleet of mining equipment with which to operate the surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing in addition to use of a portion of the proceeds from the bought deal equity issue. Expenditures on equipment for the Corporation's surface mining fleet are expected to approximate $32 million and will occur primarily during the second and third quarters of the year. The Corporation has placed deposits or made progress payments on a mining shovel, a mining drill, a fleet of haul trucks, and various other pieces of mining equipment. It is anticipated that operations in the surface mine will resume in September 2007, conditional upon timely delivery and commissioning of the mining equipment.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to support accounts receivable.

As at July 31, 2007, there were 51,057,988 common shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	1,058,334	$1.00	March 21, 2009
	150,000	150,000	$3.70	July 21, 2009
	37,500	37,500	$3.70	August 8, 2009
	115,000	115,000	$11.56	March 15, 2010
	10,000	10,000	$9.08	June 9, 2010
	75,000	37,500	$4.50	October 18, 2010
	645,000	430,000	$2.44	April 11, 2011
	525,000	175,000	$1.05	October 11, 2011
	175,000	58,333	$1.05	November 16, 2011
	125,000	41,667	$0.79	December 14, 2011
	520,000	-	$0.88	May 23, 2012
Total	3,435,834	2,113,334		

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2007, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation

Consolidated Balance Sheets

(thousands of Canadian dollars)

(unaudited)	June 30 2007	March 31 2007
Assets		
Current assets		
Cash and cash equivalents	$ 3,444	$ 4,614
Restricted cash (note 3)	6,528	6,528
Accounts receivable	14,463	5,129
Inventory (note 4)	24,329	34,677
Prepaid prestrip charges (note 5)	4,193	4,193
Prepaid expenses	3,430	1,769
	56,387	56,910
Deposit for future reclamation expenditures	82	82
Capital assets (note 6)	49,708	50,473
	$ 106,177	$ 107,465
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 12,122	$ 8,788
Revolving and term debt (note 7)	22,000	15,000
	34,122	23,788
Long term debt (note 7)	-	10,000
Asset retirement obligations (note 8)	3,847	3,783
Capital lease obligations	106	104
	38,075	37,675
Shareholders' Equity		
Share capital (note 9)	126,979	126,979
Contributed surplus	3,378	3,036
Deficit	(62,255)	(60,225)
	68,102	69,790
	$ 106,177	$ 107,465

Commitments and Contingencies (note 12)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation

Consolidated Statements of Net (Loss) Income, Comprehensive (Loss) Income and Deficit

(thousands of Canadian dollars, except per share amounts)

(unaudited)		Three months ended June 30 2007	Three months ended June 30 2006
Revenue	$	**38,160** $	28,996
Expenses			
Cost of product sold		**22,954**	15,867
Distribution		**11,669**	7,536
General and administrative		**2,211**	2,000
Depreciation, depletion and accretion		**2,995**	1,436
		39,829	26,839
(Loss) income from operations		**(1,669)**	2,157
Other income (expenses)			
Interest and other income		**423**	129
Interest and other expenses		**(519)**	(357)
(Loss) income before taxes		**(1,765)**	1,929
Taxes		**(265)**	(214)
Net (loss) income and comprehensive (loss) income		**(2,030)**	1,715
Deficit, beginning of period		**(60,225)**	(53,211)
Deficit, end of period	$	**(62,255)** $	(51,496)
Net (loss) income per share (note 10)			
Basic and diluted	$	**(0.04)** $	0.03

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

(unaudited)	Three months ended June 30 2007	2006
Cash provided by (used for)		
Operating activities		
Net (loss) income	$ **(2,030)**	$ 1,715
Items not affecting cash		
Stock-based compensation (note 11)	**342**	406
Unrealized foreign exchange loss	**369**	(64)
Depreciation, depletion and accretion	**2,995**	1,436
	1,676	3,493
Net change in non-cash working capital relating to operating activities	**1,595**	(16,271)
	3,271	(12,778)
Financing activities		
Repayment of revolving and term debt (note 7)	**(3,000)**	(670)
Proceeds on issuance of share capital (note 9)	**-**	27,000
Share issuance costs (note 9)	**-**	(1,736)
Payment on capital lease obligations	**(14)**	-
Net change in non-cash working capital relating to financing activities	**2**	-
	(3,012)	24,594
Investing activities		
Additions to mineral properties and development	**(37)**	(690)
Additions to buildings and equipment	**(1,023)**	(843)
Restricted cash (note 3)	**-**	(300)
Net change in non-cash working capital relating to investing activities	**-**	126
	(1,060)	(1,707)
Effect of foreign exchange on cash and cash equivalents	**(369)**	64
(Decrease) increase in cash and cash equivalents	**(1,170)**	10,173
Cash and cash equivalents, beginning of period	**4,614**	973
Cash and cash equivalents, end of period	$ **3,444**	$ 11,146

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the fiscal year ended March 31, 2007.

The interim consolidated financial statements should be read in conjunction with the Corporation's audited consolidated financial statements and notes thereto for the year ended March 31, 2007.

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Changes in Accounting Policies

The CICA Handbook sections 1530 - Comprehensive Income, 3855 - Financial Instruments – Recognition and Measurement and 3865 - Hedges, became applicable to the Corporation on April 1, 2007.

Section 1530 requires the presentation of a statement of comprehensive income and its components that are not included in net income (loss). Other comprehensive income is the change in net assets during a period that result from transactions, events and circumstances from non-owner sources such as unrealized gains or losses on available-for-sale investments. The Corporation did not have other comprehensive income or losses during the period therefore comprehensive income (loss) was equal to the net income (loss).

Section 3855 establishes the recognition and measurement criteria of financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined by the standard. Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income (loss). Financial assets available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income (loss). Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The methods used by the Corporation in determining the fair value of financial instruments are unchanged as a result of implementing the new standard.

Section 3865 provides new standards for entities applying hedge accounting. The Corporation had no transactions which have been designated as hedges for accounting purposes therefore the new standard did not impact the financial statements.

3. Restricted Cash

Cash secured letters of credit in the amount of $5,528 have been provided to the Alberta Minister of Finance for security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $1,000 have been made available to service providers, including $300 in the first quarter of fiscal 2007.

(thousands of Canadian dollars, except per share amounts)

4. Inventory

	June 30 2007	March 31 2007
Coal inventory	$ 19,756	$ 30,251
Materials inventory	4,573	4,426
Total	$ 24,329	$ 34,677

5. Prepaid Prestrip Charges

In accordance with EIC-160: Stripping Costs Incurred in the Production Phase of a Mining Operation, the Corporation capitalized certain stripping costs in fiscal 2007, including $3.3 million during the second quarter and $1.0 million during the third quarter, due to mining conditions in which the surface mine contractor was winding down its activities for the Corporation. During the transition period, the contractor's efforts were focused on removing waste to maximize the coal readily available to the Corporation, which had the affect of temporarily increasing the strip ratio in the mine for the benefit of future periods. These deferred charges are amortized over the future production generated by the stripping activity.

6. Capital Assets

	June 30 2007	March 31 2007
Mineral properties and development	$ 18,435	$ 19,788
Buildings and equipment	31,047	30,456
Capital leases	226	229
	$ 49,708	$ 50,473

7. Revolving and Term Debt

During the third quarter of fiscal 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consisted of a $10 million term facility and a $15 million revolving facility with interest payable monthly at a rate of prime plus 2% per annum. The amended facilities had a maturity date of April 8, 2007, subject to a one year extension option.

In the fourth quarter of fiscal 2007, the Corporation exercised its option to extend its $10 million term facility and $15 million revolving facility for an additional year. The credit facilities are secured by a general security agreement with interest payable monthly at a rate of prime plus 2% per annum and have a maturity date of April 8, 2008.

The credit facilities are being used to finance the Corporation's working capital. The balance on the term facility at June 30, 2007 was $10,000. The net repayment on the revolving facility during the first quarter was $3,000 bringing the balance at June 30, 2007, to $12,000.

8. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,847 as at June 30, 2007, based on a total future liability of $7,225. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the period when the provision originated and the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

Balance – March 31, 2006	$	3,470
Increase in liability		72
Accretion expense		241
Balance – March 31, 2007	$	3,783
Increase in liability		-
Accretion expense		64
Balance – June 30, 2007	$	3,847

9. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	2007 Number	2007 Stated Value	2006 Number	2006 Stated Value
Common shares				
Balance – March 31	50,769	126,979	40,769	$ 101,715
Shares issued on bought deal equity financing	-	-	10,000	27,000
Balance – June 30	50,769	126,979	50,769	128,715
Less: Share issuance costs		-		1,736
		126,979		$ 126,979

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27.0 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. Share issuance costs related to the bought deal equity financing were $1,736 in the first quarter of 2007. Warrants to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share until April 5, 2007, were also issued to the agents.

10. Net (Loss) Income per Share

The following table reconciles the denominators for basic and diluted net (loss) income per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. There was no dilutive effect for the Corporation's outstanding share options in the current quarter as the effect of all option exercises would be anti-dilutive to the loss per share. There was no dilutive effect for the Corporation's outstanding share options and warrants in the prior quarter as they were not in-the-money during the period.

	Three months ended June 30	
	2007	**2006**
Weighted average shares outstanding – basic and diluted	50,769	50,219
Net (loss) income	$ (2,030)	$ 1,715
Net (loss) income per share:		
Basic and diluted	$ (0.04)	$ 0.03

11. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the first quarter was $342, compared to $406 in the same quarter last year and was a result of options granted pursuant to the Corporation's share option plan

As part of the Corporation's share option plan, on May 24, 2007, 520 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $0.88 per share. The options have a five year term and are subject to an 18 month vesting period.

On June 30, 2007, 32 thousand options to purchase common shares were cancelled.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 95%, risk-free interest rates of 3% to 4.5% and expected lives of five years.

Details of the share options outstanding are as follows:

	Common Shares	
(thousands of shares)	**Number**	**Weighted Average Exercise Price**
Outstanding – March 31, 2007	2,948	$ 2.07
Granted	520	0.88
Cancelled	32	5.73
Exercised	-	-
Outstanding – June 30, 2007	3,436	$ 1.86

Of the share options outstanding at June 30, 2007, 1,246 thousand options expire in 2009, 200 thousand options expire in 2010, 1,470 thousand options expire in 2011, and 520 thousand options expire in 2012.

Details of the share options exercisable at June 30, 2007 are as follows:

(thousands of shares)	Common Shares Number	Weighted Average Exercise Price
	1,058	$ 1.00
	187	3.70
	115	11.56
	10	9.08
	38	4.50
	430	2.44
	233	1.05
	42	0.79
	2,113	$ 2.21

12. Commitments and Contingencies

Grande Cache Coal has commitments to purchase mining equipment from heavy equipment distributors for the purpose of resuming full-scale operations in the surface mine. Included in these commitments are a mining shovel with an estimated total cost of U.S.$4.7 million, a mining drill with an estimated total cost of $1.9 million, and haul trucks with an estimated total cost of U.S.$5.5 million. At June 30, 2007, at total of U.S.$2.5 million in deposits and progress payments has been made towards the purchase of this mining equipment.

13. Subsequent Events

On July 3, 2007, the Corporation made a U.S.$0.7 million progress payment on the haul trucks for the surface mine operations. To date, the total payments made towards the purchase of the haul trucks is U.S.$2.4 million.

On July 5, 2007, the Corporation made a commitment to purchase various additional pieces of equipment for the surface mine and made a deposit of U.S.$0.3 million towards this purchase commitment. The total cost of this commitment is U.S.$3.0 million.

On July 9, 2007, Grande Cache Coal completed a private placement of 289,300 common shares at a price of $0.96 per share, which was the five day volume weighted average trading price of the common shares of the Corporation calculated as at June 14, 2007. The shares were issued to certain directors and officers of the Corporation.

On July 10, 2007, the Corporation made a commitment to purchase tires for the fleet of haul trucks for the surface mine and made a deposit of $0.4 million towards this purchase commitment. The total cost of this commitment is $0.9 million.

On July 19, 2007, Grande Cache Coal entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase 20,500,000 units ("Units") of the Corporation on a bought deal basis, at a price of $1.30 per Unit for gross proceeds to Grande Cache Coal of $26,650,000. In addition, the Corporation has granted to the underwriters an over-allotment option to purchase up to an additional 3,075,000 Units at the issue price for a period of 30 days following the closing date. Each Unit will consist of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to acquire one common share at a price of $1.60 per share for a period of one year from the closing date. The offering is

scheduled to close on or about August 9, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals.

On July 25, 2007, the Corporation made a $0.7 million progress payment on the mining drill for the surface mine operations. To date, the total payments made towards the purchase of the mining drill is $1.3 million.

READER ADVISORY

Non-GAAP Financial Measure

This news release contains the term "EBITDA" which is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). It is therefore unlikely to be comparable to similar measures presented by other companies. Management defines EBITDA as income from operations before depreciation, depletion and accretion expense. EBITDA is presented on a consistent basis from period to period. Management uses EBITDA to assess the operating performance of Grande Cache Coal's ongoing business without the effects of depreciation, depletion and accretion expenses, interest, tax and non-recurring items. Management excludes depreciation, depletion and accretion expense because it largely depends on the accounting methods and assumptions used, as well as non-operating factors such as the historical cost of capital assets. Management excludes non-recurring items because they are transitional in nature. Management believes that in addition to income from operations, EBITDA is a useful supplemental measure as it allows management to compare Grande Cache Coal's operating performance on a consistent basis. Management believes that certain investors and analysts use EBITDA to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement in the mining industry. The most comparable GAAP financial measure is net income.

Forward-looking Statement Advisory

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2007 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

For further information, please contact:

Anita L. Roncin, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES CLOSING OF $26.7 MILLION BOUGHT DEAL FINANCING

Calgary, Alberta, August 9, 2007 – Grande Cache Coal Corporation (GCE-TSX) ("**Grande Cache Coal**" or the "**Corporation**") announced today the closing of its previously announced "bought deal" equity financing. At closing, a total of 20,500,000 units (the "**Units**") of the Corporation were issued at a price of $1.30 per Unit for gross proceeds of $26,650,000 million. Each Unit consisted of one common share ("**Common Share**") and one-half of one common share purchase warrant of the Corporation, each whole warrant ("**Warrant**") entitling the holder thereof to acquire one Common Share at a price of $1.60 per share until August 11, 2008. The Warrants are posted for trading on the Toronto Stock Exchange under the symbol "GCE.WT.A".

The net proceeds of the offering will be used by the Corporation to fund its ongoing exploration and development activities, capital projects and for general working capital purposes.

The offering was underwritten by a syndicate led by Canaccord Capital Corporation and including Bolder Investment Partners, Ltd. and Salman Partners Inc. As part of the consideration for their services, the underwriters were issued warrants to purchase an aggregate of 1,025,000 Common Shares at an exercise price of $1.60 per share until August 11, 2008.

Grande Cache Coal is an Alberta-based metallurgical coal mining company whose experienced team of coal professionals are operating a mining operation that produces metallurgical coal for the steel industry from its coal leases covering approximately 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer
Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2007 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION IN CONNECTION WITH BOUGHT DEAL FINANCING

Calgary, Alberta, September 7, 2007 – Grande Cache Coal Corporation (GCE-TSX) ("**Grande Cache Coal**" or the "**Corporation**") announced today that the underwriters of its "bought deal" equity financing closed on August 9, 2007 have exercised their over-allotment option, resulting in the issuance of 791,300 units (the "**Units**") of the Corporation at a price of $1.30 per Unit for gross proceeds of $1,028,690. Each Unit consisted of one common share ("**Common Share**") and one-half of one common share purchase warrant of the Corporation, each whole warrant ("**Warrant**") entitling the holder thereof to acquire one Common Share at a price of $1.60 per share until August 11, 2008. The Warrants are posted for trading on the Toronto Stock Exchange under the symbol "GCE.WT.A".

The net proceeds of the offering will be used by the Corporation to fund its ongoing exploration and development activities, capital projects and for general working capital purposes.

The offering was underwritten by a syndicate led by Canaccord Capital Corporation and including Bolder Investment Partners, Ltd. and Salman Partners Inc. As part of the consideration for their services, the underwriters were issued warrants to purchase an aggregate of 39,565 Common Shares at an exercise price of $1.60 per share until August 11, 2008.

Grande Cache Coal is an Alberta-based metallurgical coal mining company whose experienced team of coal professionals are operating a mining operation that produces metallurgical coal for the steel industry from its coal leases covering approximately 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer
Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any

state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2007 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION UPDATES CORPORATE PRESENTATION

Calgary, Alberta (GCE-TSX), August 23, 2007 – Grande Cache Coal Corporation ("Grande Cache Coal") has posted a copy of the presentation materials prepared for the Annual and Special Meeting of its shareholders to be held today in Calgary, Alberta at 1:00 p.m., local time, on the company's website at www.gccoal.com.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the steel industry from coal leases covering over 22,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer
Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

END